FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Significant event, dated February 21st, 2008 regarding the sale of 14.9% of YPF to the Petersen Group with the agreements signed for this purpose attached.

Significant Event

Chief Financial Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, February 21st, 2008

The main agreements executed today, in relation to the sale by Repsol YPF, S.A. of 14.9% of the share capital of YPF, S.A. to the Petersen Group, are attached.

STOCK PURCHASE AND SALE AGREEMENT

REPSOL YPF, S.A.

REPSOL EXPLORACIÓN, S.A.

CAVEANT, S.A.

REPSOL YPF CAPITAL, S.L.

PETERSEN ENERGÍA, S.A.

February 21, 2008

“This is a convenience translation into English of a Spanish-language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail.”

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TABLE OF CONTENTS

1.	DEFINITIONS			8

2.	RULES OF INTERPRETATION			8

3.	PURCHASE AND SALE			9
	3.1	OBJECTIVE		9
	3.2	PURCHASE AND SALE		9

4.	PRICE			9

5.	CONDITION SUBSEQUENT			9
	5.1	CONDITION SUBSEQUENT		9
	5.2	NOTIFICATION OF THE PURCHASE AND SALE		9
	5.3	TERMINATION OF THE CONTRACT AND RESOLUTION OF THE PURCHASE AND SALE		10

6.	ACTIONS SIMULTANEOUS WITH THE PURCHASE AND SALE			11
	6.1	PAYMENT OF THE PRICE		11
	6.2	DELIVERY AND RECORDATION OF THE SHARES IN THE NAME OF THE PURCHASER AND NOTIFICATION TO THE COMPANY		12
	6.3	SIGNING OF THE VENDOR’S LOAN		12
	6.4	SIGNING AND NOTIFICATION OF THE SHAREHOLDERS’ AGREEMENT		12
	6.5	WAIVER. DELIVERY OF CERTIFICATES		12

7.	COMMITMENTS OF THE PARTIES AFTER THE DATE OF THIS AGREEMENT			12
	7.1	REGISTRATION WITH THE SEC		12
	7.2	DISTRIBUTION OF 2006 DIVIDEND BY THE COMPANY		12
	7.3	MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 6, 2008. HOLDING OF THE MEETING		13
	7.4	PERFORMANCE OF THE BOARD OF DIRECTORS UP TO THE INCORPORATION OF THE DIRECTORS DESIGNATED AT THE PROPOSAL OF PESA		13

8.	REPRESENTATIONS AND COMMITMENTS OF THE PARTIES			13

	8.1	REPRESENTATIONS AND COMMITMENTS OF THE VENDOR		13
		8.1.1.	Capacity of the Vendor to Enter Into this Agreement	13
		8.1.2.	Ownership of the Stock	13
		8.1.3.	Corporate Status of the Company	14
		8.1.4.	Nonexistence of Conflict	14
		8.1.5.	Form 20-F	14
		8.1.6.	Private Placement	15
		8.1.7.	Prohibition Against Attempts at Directed Sales or Obtaining Purchasers	15
		8.1.8.	Prohibition Against Integration of the Offer	15

	8.2	REPRESENTATIONS AND COMMITMENTS OF THE PURCHASER		15
		8.2.1.	Capacity to Enter Into this Agreement	16
		8.2.2.	Independence of the Purchaser	16
		8.2.3.	Nonexistence of Conflict	16
		8.2.4.	Intent to Invest	16

	8.3	INDEMNIFICATION		17
		8.3.1.	General rule except in the case of Clause 8.1.5 (20-F)	17
		8.3.2.	In the case of Clause 8.1.5 (20-F)	17
		8.3.3.	Rules common to the preceding sections	18

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9.	TRANSFER		19

10.	EXPENSES AND TAXES		19

11.	NOTIFICATIONS		19

12.	MISCELLANEOUS		20
	12.1	CONFIDENTIALITY	20
	12.2	ANNOUNCEMENTS	21
	12.3	INTERMEDIATION EXPENSES OR FEES	21
	12.4	TITLES, HEADINGS, AND APPENDICES	21
	12.5	SCOPE OF THE AGREEMENT AND PARTIAL NULLITY	21
	12.6	MODIFICATION AND FORBEARANCE	21

13.	APPLICABLE LAW AND JURISDICTION		22
	13.1	APPLICABLE LAW	22
	13.2	JURISDICTION	22

LIST OF APPENDICES			1

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In Madrid, on February 21, 2008.

PARTIES:

(1)

Of the first part Repsol YPF, S.A., the parent company of Grupo Repsol YPF (hereinafter, “Repsol YPF”), established pursuant to Spanish law on November 12, 1986 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Miguel Mestanza Fraguero on the same date under number 4,293 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 7063, 6058 of Section 3rd of the Companies Book, Sheet 119, Page M-72.059-1. Repsol YPF has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), A-78374725, is current.

Herein represented by Mr. Antonio Brufau Niubó, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 40.824.513-L, current, in virtue of a power of attorney granted on October 29, 2004, before the Notary of Madrid Carlos Rives Gracia, under number 2,889 of his protocol.

Hereinafter Repsol YPF shall be referred to as the “Vendor.”

(2)	Repsol Exploración, S.A., (hereinafter, “Repsol Exploración”) established pursuant to Spanish law on May 5, 1965 in virtue of public articles of incorporation granted before the notary public of Madrid Joaquín Enrique Pérez Real on the same date under number 2,098 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 3146, Sheet 1, Page M-53739. Repsol Exploración has its principal executive offices at Paseo de la Castellana 280, 28046 Madrid and its tax identification code (CIF), A-28138873, is current.

Herein represented by Mr. Nemesio Fernández-Cuesta Luca de Tena, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 280, and holder of Spanish National Identification Document number 786.139-E, current, in virtue of a power of attorney granted on January 26, 2005, before the Notary of Madrid Carlos Rives Gracia, under number 150 of his protocol.

(3)	Caveant, S.A., (hereinafter “Caveant”) established pursuant to A law, with Bylaws recorded with the Inspectorate General of Justice on July 2, 1980 under number 2,415 of Book 95, Volume A of Business Companies. Caveant has its principal executive offices at Buenos Aires, Avda. Presidente Roque S. Peña 777, and its tax identification code (CIF), 30-62881362-7, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 485.502-R, current, in virtue of a power of attorney granted on February 14, 2008, before the Notary of Buenos Aires Carlos Emilio del Río, under folio 110 of his protocol.

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(4)	Repsol YPF Capital, S.L., a company wholly owned by grupo Repsol (hereinafter, “Repsol YPF Capital”) Spanish on December 20, 2002 in virtue of public articles of incorporation granted before the notary public of Madrid Carlos Rives Gracia on the same date under number 4,166 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 18308, Sheet 171, Page M-317473. Repsol YPF Capital has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), B-83505651, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 485,502-R, current, in virtue of a power of attorney granted on February 19, 2008, before the Notary of Madrid Martín Recarte Casanova, under number 590 of his protocol.

(5)

Of the second part, Petersen Energía, S.A. (hereinafter, “PESA”), a company established pursuant to Spanish law, for the purposes of this transaction, on July 23, 2007 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. José Luis Martínez-Gil Vich on the same date under number 2918 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 24588, Sheet 88, Page M-442504. Petersen Energía, S.A. has its principal executive offices at Plaza Pablo Ruiz Picasso 1, Torre Picasso, 38th Floor, 28020, Madrid and its tax identification code (CIF), A-85174621, is current.

Herein represented by Mr. Matías Eskenazi Storey, of age of majority, married, an Argentine national, with domicile at Cerrito 740, 1st Floor, Buenos Aires, Argentina, and holder of Alien National Identification Document number no. X-9298890-J, current, in virtue of a designation as Managing Director pursuant to certified document no. 16 of the protocol of Mr. Manuel González-Meneses García-Valdecasas dated January 9, 2008.

Hereinafter PESA. shall be referred to as the “Purchaser.”

Repsol Exploración, Caveant, and Repsol YPF Capital appear in this agreement for the mere effects of Clause 6.4, Clause 6.5.1 and Clause 7, being also applicable what is foreseen in Clause 11, Clause 12 and Clause 13.

Hereinafter, the Vendor, Repsol Exploración, Caveant, and Repsol YPF Capital shall jointly be called “Grupo Repsol YPF.”

Hereinafter the Vendor and Purchaser shall jointly be called the “Parties,” and any of them individually as a “Party.”

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PREAMBLE:

I.	The Vendor performs its main activity in the hydrocarbons sector and, specifically, in the activities of exploration, exploitation, and production of crude and natural gas, the transportation of petroleum products, liquid petroleum gases (LPG’s), and natural gas, refining, production of a broad range of petroleum products and the sale of petroleum products, derived from petroleum, petrochemical products, LPG and natural gas.

Repsol Exploración, Caveant, and Repsol YPF Capital are companies in which Repsol YPF has an interest, whose principal activity focuses on the hydrocarbons sector and, specifically, in the case of Repsol Exploración, on the activities of exploration, exploitation, and production of crude and natural gas, the transportation of petroleum products, liquid petroleum gases (LPG’s) and natural gas, refining, production of a broad range of petroleum products and the sale of petroleum products, derived from petroleum, petrochemical products, LPG and natural gas. In the case of Caveant and Repsol YPF Capital, their principal activities are focused on holding shares of and interests in other companies.

II.	The Purchaser is a Spanish company whose principal activity is the investment, management, and administration of securities, bonds and/or stock. The Purchaser is wholly owned by Petersen Energía PTY Ltd., a company established pursuant to the laws of Australia, duly registered in the Securities and Investments Commission (Comisión de Valores e Inversiones) under company number 128.147.419 and with tax identification number N-8001058 J, which, in turn, is wholly owned by Mr. Sebastián Eskenazi, Mr. Matías Eskenazi, Mr. Enrique Eskenazi y Mr. Ezequiel Eskenazi.

III.	YPF S.A. is a corporation established by Decree No. 2778 dated December 31, 1990, its corporate bylaws were publicly registered before the appointed notary of the National Notary Registry on January 18, 1991 under No. 12.

Registered at the Superintendency of Corporations on February 5, 1991 under Corporations Book 108, Number 404, Volume A. Tax identification code (CUIT), 30-54668997-9 (hereinafter, the “Company”).

IV.	The Company is a leading international company in the hydrocarbons sector in Argentina and it forms part of Grupo Repsol YPF.

V.	The capital stock of the Company is fully subscribed to and paid in, divided into 393,312,793 uncertificated shares with a par value of $ 10 each. The capital stock is divided into four classes of shares.

VI.	Class D shares, representing 99.62% of the capital stock of the Company, are listed on the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE) as American Depositary Shares (“ADS’s”) representing on Class D share each and represented by American Depositary Receipts (“ADR’s”) issued by The Bank of New York (hereinafter, the “Depository”) pursuant to the terms of the Deposit Agreement by and between the Depository and the Company dated July 1, 1993 (the “Deposit Agreement”).

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VII.	Grupo Repsol YPF is the owner of 389,536,990 Class D shares representing [99.04]% of the capital stock of the Company, identified in Appendix E-VII.

VIII.	The Parties signed a confidentiality agreement on February 19, 2007, supplemented on June 26, 2007 through an addendum (hereinafter, the “Confidentiality Agreement”).

IX.	Vendor has supplied PESA with information on the Company, through reports and presentations made by Vendor’s staff and outside advisors thereof, for PESA and its team of advisors (under confidentiality commitments) to undertake limited due diligence on the Company in which the advisors of the Administrative Agent (as designated in the Term Loan) participated, from whose limited information no facts or circumstances whatsoever arose that contradicted the contents of the Company’s 20-F, the Parties likewise agreeing that such limited due diligence in no way modifies the representations and commitments of the Vendor and other responsibilities assumed by the Vendor in this Agreement.

X.	Given the nature and limitations on the information that Vendor agreed to provide and the fact that the indirect access to it by the Purchaser did not allow Purchaser or its advisors to confirm the correctness thereof against original documentation, the Parties trust to enter the next operation in the correctness of the representations and commitments made by the Vendor in this Agreement.

XI.	Grupo Repsol YPF and the Purchaser enter into this Agreement under the scope of an exception to the obligation to register the Shares (as defined below) stipulated in Regulation S under the United States Securities Act of 1933 (hereinafter, the “1933 Act”).

XII.	Prior to signing this Agreement, the Purchaser signed a finance agreement (hereinafter, the “Term Loan”) with certain credit institutions (hereinafter, the “Credit Institutions”), a copy of which is attached as Appendix E-IX.

XIII.	Simultaneously with the signing of this Agreement, Grupo Repsol YPF and the Purchaser sign a finance agreement (hereinafter, the “Vendor’s Loan”), a copy of which is attached as Appendix E-X.

XIV.	Simultaneously with the signing of this Agreement, Grupo Repsol YPF and the Purchaser sign a shareholders’ agreement (hereinafter, the “Shareholders’ Agreement”), a copy of which is attached as Appendix E-XI.

XV.	Now, therefore, the Vendor states its intention to sell to the Purchaser, and the Puchaser states its intention to purchase from the Vendor, 58,603,606 Class D shares of the Company, as ADS’s whose circulation has been limited with the agreement of the Depository with the inclusion of the legend that is specified in Appendix 6.2 to that end, represented by ADR’s and representing 14.90% of the capital stock of the Company (hereinafter, the “Shares”), to which end the Parties agree to enter into this purchase and sale agreement (hereinafter the “Agreement”), which shall be governed by the following

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STIPULATIONS:

1.	DEFINITIONS

For the effect of this Agreement, the terms that appear in Appendix 1, shall be construed pursuant to their correlative definitions.

2.	RULES OF INTERPRETATION

This Agreement shall be interpreted pursuant to the special precepts established below and the general rules of contract interpretation pursuant to the Applicable Law.

(i)	All the appendices form an integral part of the Agreement, and they have the same validity and effectiveness as if they were incorporated into its main body.

(ii)	References made to clauses are deemed made to clauses of this Agreement.

(iii)	The terms “including,” “included,” “inclusive,” and other similar acceptations should be interpreted as if they were followed by the phrase, “without limitation and merely by way of example.”

(iv)	The terms of “to the best of [our / its / his / her / their] knowledge” or “to the best of [our / its / his / her / their] knowledge and belief” mean with respect to the Vendor the specific degree of knowledge and/or the degree of knowledge legally required of a member of the board of directors, an officer or direct of the Company designated by or at the request of Grupo Repsol YPF.

(v)	Provisions introduced with the phrase “for greater clarity” have in and of themselves full normative and binding effects, and they constitute clarifications or [particularities] that do not prejudice the generality of the preceding precepts with respect to such as are indicated.

(vi)	Definitions used in singular shall be construed “mutatis mutandis” when used in the plural.

(vii)	Except if otherwise indicated, any reference to “days” shall be construed as “calendar days” or “consecutive days.” When the phrase “business days” appears it shall be construed as referring to the days that are also working days, from Monday to Friday, in the cities of Buenos Aires (Argentina) and Madrid (Spain) and New York (United States).

(viii)	Any reference in this Agreement to shares or participations in a specific legal person shall include both the shares, the parts of interest, and any other form of participation in the capital of such legal person, as well as any certifies issued by such legal person or any third party representing shares, parts of interest or participation in such legal person, including without implying limitation, “ADS’s,” “ADR’s” and any other certificate of deposit or custody of shares, parts of interest or participation in such legal person.

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3.	PURCHASE AND SALE

3.1	Objective

The objective of this Agreement is the purchase and sale by the Vendor from the Purchaser of the Shares, with all their inherent rights and obligations. The Shares are sold to the Purchaser forming a single and indivisible whole given that the purchase and sale are agreed as a joint sale.

3.2	Purchase and Sale

The Vendor sells, cedes, and transfers the Shares, free of charges or Liens of any nature, to the Purchaser, who acquires them under those conditions, all pursuant to the terms and conditions of this Agreement (hereinafter, the “Purchase and Sale”).

4.	PRICE

The Price agreed by the Parties is US$ 38.13758 per Share; that is US$ 2,235,000,000 in total for all of the Shares (hereinafter, the “Price”).

5.	CONDITION SUBSEQUENT

5.1	Condition Subsequent

The Purchase and Sale is subject to the following Condition Subsequent: (i) failure to obtain within a period of 12 months from the date of this Agreement, the authorization for the purchase and sale from CNDC (either expressly or in the form of a written recognition, issued by the Department of Foreign Trade of Argentina or the entity that replaces it in the future as the supreme Argentine antitrust authority, stating that tacit authorization has been given); or (ii) the denial of such authorization; or (iii) the imposition by the CNDC of conditions or obligations that could have a material adverse impact on any of the Parties or on the Company (hereinafter, the “Condition Subsequent”).

5.2	Notification of the Purchase and Sale

As soon as possible, and in any case within a period of seven (7) calendar days from the date of this Agreement, the Parties shall notify the CNDC of the Purchase and Sale in order to obtain the express or implied authorization or authorizations for the Purchase and Sale or the non-opposition to the transaction on the part of the antitrust authorities.

The Parties shall agree on any type of communication that must be made to the CNDC.

The Parties undertake to do whatever is within their reach to execute the Necessary Acts and to put in order all documents that are necessary to obtain the authorization or authorizations or the non-opposition to the Purchase and Sale on the part of the CNDC within the period of 12 months from the date of this Agreement.

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The Parties shall keep each other informed of the administrative procedure instituted pursuant to Clause 5.1.

The Parties shall agree on any information or data that must be provided to the pertinent antimonopoly authorities in relation to this purchase and sale and, in particular, the application documents. Likewise, the Parties undertake to notify the other Party promptly of any verbal or written communication they receive in relation to the administrative procedure in question, as well as to deliver a copy of the final decision.

5.3	Termination of the Contract And Resolution of the Purchase and Sale

If the Condition Subsequent foreseen in Clause 5.1 (i) or Clause 5.1 (ii) occurs, this Agreement shall be terminated automatically, and the Parties shall return in full the consideration received. To that end, at up certifiable request of any of the Parties which establishes and proves that the cause for contractual dissolution has occurred, the Parties shall appear within a period of ten (10) days from receipt of this notification (hereinafter, the “Date of Notification”) before the Notary of Madrid, Mr. Martín María Recarte Casanova, to formalize a statement and Contract dissolution document, in which simultaneously:

(i) the Purchaser will return the Shares to the Vendor, free of charges and liens; and

(ii) the Vendor will satisfy the Purchaser in accordance with the following irrevocable payment conditions in an amount equal to: (a) the amounts owed by the Purchaser under the Term Loan in accordance with the established in Clause 2.04(b)(v) of Term Loan, plus (b) the amounts that the Adjusted Cash Price exceeds the amount foreseen in letter (a) of this paragraph, minus (c) any Cash Dividend, provided that if the quantity foreseen in letter (a) of this paragraph exceeds that resulting from subtracting the Cash Dividends from the Adjusted Cash Price, the Purchaser shall simultaneously refund to the Vendor such difference in cash or through the total or partial assignment of its rights under the Interest Cap Rate.

The Vendor will refund such amount as follows: (a) the necessary amount to cancel the outstanding balance on the Term Loan transferring the same to the account held by the Global Coordinator under the Term Loan, and (b) the remainder, if any, to be transferred to the account at Credit Suisse Nº 1460-0001-15000036561.

For the purpose of the foreseen in this Clause 5.3:

“Adjusted Cash Price” means US$ 1.018.850.000,00 plus an amount representing interest owed at a 5% annual rate based on a 365-day year calculated by the number of days elapsed from the date this Agreement is signed up to the Date of Notification.

“Cash Dividends” means any dividends paid in cash by the Company on the Shares from the signing of this Agreement to the Date of Notification, excluding the 2006 Dividend.

“Interest Cap Rate” means the interest rate limit agreement or agreements that PESA signs in virtue of Article 5.09 of the Term Loan and the interest rate limit agreement or agreements that PESA signs to reach 100% of the interest payment obligations under such Term Loan.

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Insofar as the expenses inherent to the dissolution of the Purchase and Sale, each Party shall assume its own at its expense and the common ones shall be borne in halves.

The Parties acknowledge and accept that the occurrence of the Condition Subsequent shall not give rise to a claim by any of the Parties against the other Party for any damages or injuries, except if the breach or occurrence of the Condition Subsequent is attributable to a breach by any of the Parties of a specific obligation to do or not to do in Clause 5.2.

In no case shall the Parties be obligated, in order to obtain the authorizations (and/or comply with them), to perform (or assume obligations not to do) or to comply with any conditions imposed by the antitrust authorities, except those obligations that cannot have a material adverse effect on the financial position of the party affected by such obligation.

If the Condition Subsequent stipulated in Clause 5.1 (iii) occurs, the affected Party, or any of the Parties (in the case of conditions or obligations that affect the condition of the Company), may terminate this Agreement automatically, and the Parties shall proceed pursuant to the provisions for the case of termination by express or implied denial of the authorization in sections 5.3. (i) and (ii). To that end, upon certifiable request by a Party which establishes and proves that the cause of contractual termination has occurred, the Parties shall appear within a period of ten (10) days from receipt of this notification to the aforementioned Notary of Madrid for the aforementioned effects.

6.	ACTIONS SIMULTANEOUS WITH THE PURCHASE AND SALE

The Parties agree that each and every one of the actions stipulated in this Clause 6 shall occur simultaneously and in a single act upon the signing this Agreement. The Purchase and Sale shall not be completed until each and every one of the actions stipulated in this Clause 6 occurs.

6.1	Payment of the Price

The Purchaser shall pay the Vendor the Price as follows: (i) US$ 1,018,850,000 through a funds transfer to bank account [•] with the bank voucher that proves the deposit of funds in the Vendor’s account owned by Vendor Swift Code [redacted] number [redacted] as serving as sufficient receipt ; (ii) US$ 201,150,000 through a certifiable and irrevocable assignment in payment to the Vendor by PESA of its right to collect the dividends for fiscal year 2006 in an amount up to which belong to it as a shareholder in the Company on the Shares, to be made through the grant of the assignment included in this Agreement as Appendix 6.1, with such serving as sufficient receipt and payment letter for such amount, and (iii) US$ 1,015,000,000 corresponding to the amount financed through the Vendor’s Loan signed by the Parties in this document, with such serving as sufficient receipt and payment letter for such amount.

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6.2	Delivery and Recordation of the Shares in the Name of the Purchaser and Notification to the Company

The Vendor shall deliver to the Purchaser “ADR” certificates representing the Shares, which shall bear a legend in the English language indicating that their circulation has been limited pursuant to the Depository agreement as per the Spanish text that is detailed in Appendix 6.2, and it shall undertake all other acts that are necessary to perfect the registration of the Shares in the name of the Purchaser at the time this Agreement is signed.

6.3	Signing of the Vendor’s Loan

The Parties shall sign the Vendor’s Loan which is attached as Appendix E-X.

6.4	Signing and Notification of the Shareholders’ Agreement

The Parties shall sign the Shareholders’ Agreement which is attached as Appendix E-XI.

6.5	Waiver. Delivery of Certificates

6.5.1	Grupo Repsol YPF hereby irrevocably waives making any claim, directly or indirectly, against the Company for any act, event, or omission caused or occurring prior to the signing hereof. Consequently, Repsol YPF, undertakes to perform the Necessary Acts so its subsidiary companies do not make any claim against the Company for any act, event, or omission caused or occurring prior to the signing hereof. Nevertheless the waiver hereby made by Grupo Repsol YPF will not in any case include any financial claims, commercial claims or claims from services derived from the activities or business performed by any of the companies of the Repsol YPF group to the Company and its subsidiaries during the ordinary course of business.

6.5.2	The Purchaser hereby irrevocably waives making any claim against the Company for any act, event, or omission caused or occurring prior to the signing hereof.

7.	Commitments of the Parties after The Date of this Agreement

7.1	Registration with the SEC

Repsol YPF Group undertakes to comply with and cause the Company to timely comply with the terms of the Registration Rights Agreement. The Parties undertake to perform the Necessary Acts to that end.

7.2	Distribution of 2006 Dividend by the Company

The Parties undertake to perform the Necessary Acts for the Company to distribute the 2006 Dividend in cash, before May 15, 2008.

The Vendor undertakes to, immediately after the payment in cash of the dividend mentioned in the previous paragraph is made, transfer to the Company’s account the amount necessary to cancel the total principal plus interest, earned and unpaid up to the date of that cancellation of the debt it has contracted with Company (hereinafter, the “Intercompany Note”).

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7.3	Meeting of the Board of Directors of February 6, 2008. Holding of the meeting

At the meeting of the Board of Directors held on February 6, 2008, the Board of Directors of the Company resolved to call for the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on March 8, 2008 with the agenda indicated in Appendix 7.3 of this Agreement.

The Parties undertake to perform the Necessary Acts so that on such date (i) the persons proposed by each Party be designated as full Directors, alternate Directors, full Trustees and alternate Trustees, respectively, of the Company, and (ii) the Company’s Shareholders’ Meeting approve the amendment of the Company’s Corporate Bylaws so that the Clauses detailed in Appendix 7.3-2nd remain written according to the text indicated in such Annex.

7.4	Performance of the Board of Directors up to the incorporation of the Directors designated at the proposal of PESA

Unless by joint agreement to the contrary by both Parties, Group Repsol YPF undertakes to perform the Necessary Acts so that the Company’s Board of Directors does not adopt any decision with regard to any Special Matters (as these are defined in the Shareholders’ Agreement), nor any of such Special Matters in the Directory are considered, approved or resolved by the Board of Directors of the Company or any body of the Company, up until the Board of Directors of the Company is made up of the Directors proposed by each Party pursuant to their rights under the Shareholders’ Agreement.

8.	REPRESENTATIONS AND COMMITMENTS OF THE PARTIES

8.1	Representations and Commitments of the Vendor

The Vendor represents to the Purchaser that the representations and commitments stated in this Clause 8.1 are true and exact on the date of this Agreement.

The Vendor shall not be liable in any manner whatsoever, express or implied, for any matter related to the Company or the Shares that is not expressly and directly included in the representations and commitments included in this Clause 8.1.

8.1.1.	Capacity of the Vendor to Enter Into this Agreement

Grupo Repsol YPF has the capacity necessary to enter into this Agreement and to perform each one of the obligations that it assumes in virtue hereof, such that the obligations derived from this Agreement constitute valid and binding obligations for Grupo Repsol YPF, enforceable under their terms.

8.1.2.	Ownership of the Stock

The Vendor is owner of the Shares, with all the rights that are inherent thereto as Class D shares of the Company. The Shares represent fourteen point ninety percent (14.90%) of the capital stock of the Company (counting any option, uncapitalized contribution, right to receive shares in the Company or any security or debt convertible into shares as if that right or conversion had materialized), are duly issued, fully paid in and are sold and transferred, free of charges and Liens or any other right-party rights, except for the restrictions established in Article 7 of the Corporate Bylaws and pursuant to the 1933 Act.

The Company has not issued or granted options, securities of any nature convertible into shares, rights to receive or subscribe to shares, nor are there uncapitalized contributions of any nature.

13

8.1.3.	Corporate Status of the Company

The Company was duly established, it exists validly and has full legal capacity pursuant to its Corporate Bylaws and the legislation that is applicable to it to perform the activities inherent to its objective.

8.1.4.	Nonexistence of Conflict

The entering into and execution of this Agreement and such other documents as must be granted or executed by Grupo Repsol YPF pursuant to that herein stipulated:

(a)	do not constitute a breach of Regulations, laws, regulations, legal provisions or court orders applicable to Grupo Repsol YPF or the Company;

(b)	do not require the consent, approval, or authorization of any public authority, except such as may be necessary pursuant to the provisions of Clause 5.1;

(c)	do not breach any article of the bylaws or the articles of incorporation of Grupo Repsol YPF or the Corporate Bylaws of the Company; and

(d)	do not contravene any contract, agreement, or material instrument to which Grupo Repsol YPF or the Company are parties.

8.1.5.	Form 20-F

The Vendor represents that the Company’s Form 20-F corresponding to the fiscal year ended December 31, 2006 (hereinafter, the “20-F”) has been submitted to the SEC by the deadline and pursuant to all the formalities required by the applicable law.

To the best of the Vendor’s knowledge and belief, the information contained in the 20F is correct and the Company has included in the 20-F all the information and it has reflected all the material events which, pursuant to the regulatory precepts thereof, must be reflected in the 20-F, and it has done so completely and without omitting information with respect to those events which pursuant to those precepts should have been included therein, at the date it was submitted to the SEC.

The Vendor is not aware of any information which should have been included in the 20-F but was not included in the 20-F or was included incompletely. Likewise, it is not aware of (i) information which, subsequent to the submission of the 20-F, should have been reported to the SEC and was not reported or was incompletely or incorrectly included; or (ii) materially relevant information which, subsequent to the submission of the 20-F, should have been reported to the regulatory authorities of the stock exchanges on which the Company is listed that was not reported or that was reported incompletely or incorrectly.

14

8.1.6.	Private Placement

Assuming the truth of the representations and commitments of the Purchaser established in Clause 8.2, registration is not required in virtue of the 1933 Act for the offering and sale of the Shares by the Vendor to the Purchaser pursuant to the terms of this Agreement. Except in virtue of the two Registration Rights Agreements signed today (Registration Rights Agreements), neither the Vendor nor the Company have granted or entered into any agreement to grant any right to any person (including the piggyback share registration rights of an offer (“piggyback” registration rights)) in order to obtain registration of any security of the Company with the Securities and Exchange Commission of the United States (U.S. Securities and Exchange Commission) (“SEC”) or any other governmental authority which was not performed or waived.

8.1.7.	Prohibition Against Attempts at Directed Sales or Obtaining Purchasers.

Neither the Vendor nor the Company nor any of their respective affiliates, nor any person acting in their behalf have engaged in any “general attempt to obtain purchasers” (general solicitation) or “general advertising” (general advertising) (as such terms are used in Regulation D under the 1933 Act) or any “directed sales attempt”) (directed selling efforts) (as such term is used in Rule 902(c) of Regulation S under the 1933 Act) in relation to the offering or sale of any of the Shares. The Vendor, the Company, and their respective Affiliates and any person acting in their behalf have complied with and shall comply with all the requirements related to offering restrictions established in Regulation S under the 1933 Act.

8.1.8.	Prohibition Against Integration of the Offer.

Neither the Vendor, the Company, their subsidiaries or any of their respective Affiliates, nor any other person acting in their behalf, have engaged, directly or indirectly, at any time during the past six months, in any offering or sale of any of the Company’s securities nor has it [sic] tried to obtain any offer to purchase any security under circumstances which (i) would eliminate the availability of the exemption from registration in virtue of Regulation S under the 1933 Act in relation to the offer and sale by the Vendor of the Shares as contemplated in this Agreement or (ii) would cause the integration of the offer of Shares in virtue of this Agreement with prior offers by the Vendor or the Company for the effects of any applicable law, regulation, or shareholder approval provisions, including, without restriction, in virtue of the rules and regulations of any Securities Exchange.

8.2	REPRESENTATIONS AND COMMITMENTS OF THE PURCHASER

The Purchaser states to the Vendor that the representations and commitments expressed in this Clause 8.2 are true and correct at the date of this Agreement.

15

8.2.1.	Capacity to Enter Into this Agreement

The Purchaser has the capacity necessary to enter into this Agreement and to perform each one of the obligations that it assumes in virtue hereof, such that the obligations derived from this Agreement constitute valid and binding obligations for the Purchaser, enforceable under their terms.

8.2.2.	Independence of the Purchaser

The Purchaser represents that it acts in its own behalf and for its sole benefit and interest.

8.2.3.	Nonexistence of Conflict

The entering into and execution of this Agreement and such other documents as must be granted or executed by the Purchaser pursuant to that herein stipulated:

(a)	do not constitute a breach of Regulations, laws, regulations, legal provisions or court orders applicable to the Purchaser;

(b)	do not require the consent, approval, or authorization of any public authority, except those established in this Agreement, if applicable;

(c)	do not breach any article of the bylaws or the articles of incorporation of the Purchaser or the Corporate Bylaws of the Company; and

(d)	do not contravene any contract, agreement, or material instrument to which the Purchaser are parties.

8.2.4.	Intent to Invest

Purchaser understands that the Shares (as ADR’s) are “restricted securities” (restricted securities) and have not been registered pursuant to the 1933 Act or any securities law of any state of the United States and it acquires the Shares in its own behalf and without a view toward their public sale or distribution, or resale in relation to such public sale or distribution, without prejudice to the right of the Purchaser, subject to the provisions of this Agreement and the Shareholders’ Agreement, to sell or otherwise dispose of, at any time, all or part of such Shares, as the case may be, pursuant to a valid registration statement in virtue of the 1933 Act or in virtue to an exemption to such registration and pursuant to current federal and state securities laws in the United States. The Purchaser does not currently have any contract, plan, or agreement, directly or indirectly, with any person for the distribution of any of the Shares to any person or entity nor through any person or entity; it being established, however, that through the statements made herein, the Purchaser does not agreed to keep any of the Shares for a minimum period of time.

16

8.3	Indemnification

8.3.1.	General rule except in the case of Clause 8.1.5 (20-F)

Each one of the Parties, under the terms indicated in this Clause, expressly and irrevocably undertakes to indemnify and hold the other Party harmless of any foreseeable damages or losses that it may incur as a result of any default hereunder and/or any imprecision, omission, or lack of truth of the Representations and Commitments established in the aforementioned clauses.

The maximum total liability of the Parties for default on the provisions of these clauses shall in all cases by the Price of the Purchase and Sale.

In these cases the Parties shall not exercise any of these actions or claims once the statute of limitations has lapsed.

8.3.2.	In the case of Clause 8.1.5 (20-F)

With respect to Clause 8.1.5, the Purchaser may institute actions or claims against the Vendor for any monetary damage or loss it suffers as a result of any imprecision, omission or lack of truth with respect to facts that were known by the Company or should have been known because documentation existed in it, which because of their material importance should have been reflected in the 20-F, related to the materially relevant information provided or which should have been provided in the Company’s 20-F pursuant to the regulatory precepts thereof, as well as the aforementioned information reported or that should have been reported to the SEC after the 20-F.

The Parties shall appoint by common accord, within a period of ten (10) business days from when the Purchaser has notified the Vendor of the existence of actions or claims under this clause, an independent expert from among the five (5) largest international audit firms in order for it to determine by a report the possible existence and amount of the imprecision, omission, or lack of truth and, if applicable, the monetary damage caused. Once that period from the receipt of the notice by the other Party has lapsed without agreement having been reached, the expert shall be appointed by lottery before a notary public among the four firms proposed (two (2) by each one of the Parties) from among the five (5) largest international audit firms. Such report shall be binding and final for the Parties, who expressly waive appeal of the conflict resolution proceeding established in Clause 13.2 to settle any matter covered by the aforementioned report or any other jurisdiction that might be applicable to them. The Parties may only appeal the proceeding established in Clause 13.2 for matters related to the execution and/or implementation of the conclusions and decisions of the aforementioned report.

In the cases cited in this Clause 8.3.2, the Purchaser shall not exercise any action or claim after two (2) years have elapsed from the Date of this Agreement, except for cases of fraud on the part of the Vendor, in which case the period of the statute of limitations shall be followed if it is greater than the two (2) year period.

Additionally, in no case may the total accrued amount of the indemnification to be paid by the Vendor to the Purchaser for indemnifiable losses which the Purchaser might suffer as a result of any imprecision, omission or lack of truth under Clause 8.1.5 exceed ten (10) percent (10%) of the Price, except for cases of fraud by the Vendor, in which case the total amount of the indemnification shall have as a maximum limit the total Price of the Purchase and Sale.

17

8.3.3.	Rules common to the preceding sections

If with respect to an event that gives rise to damage, the Purchaser or the Company had a right to recover from a third party (including any indemnification under an insurance policy in effect on the date of this Agreement) any amount, Purchaser and Vendor shall cooperate for the Company to take such acts as are necessary to execute against the third party recovery of such amount. The amount of the indemnification if applicable effectively recovered from the third party, less the expenses incurred in relation to the claim, shall (i) if it was received by the Purchaser, be returned immediately to the Vendor (or, if the indemnification for the damages has not yet been paid to the Purchaser, the amount received by the Purchaser shall be deducted from the indemnification for which the Vendor is liable) in the same proportion as if such indemnification was paid or should have been paid; or (ii) if it was received by the Company, the proportional amount (with respect to the Purchaser’s interest in the Company’s capital) of the amount received by the Company shall be, if the indemnification was paid by the Purchaser, returned by it to the Vendor or, if it has not yet been paid by the Purchaser, deducted from the indemnification for which the Vendor is liable, in the same proportion as this amount had paid such indemnification [sic].

If one Party knows of the existence of an event or circumstance that gives rise to the obligation to indemnify, such Party shall claim the indemnification from the other Party, providing, if it exists, the information that documents the event or circumstance that gives rise to the obligation to identify, as well as a brief summary thereof.

Once the corresponding claim for indemnification is received, the Party that has received it shall notify the Party that has sent it in writing, within a period of 15 business days, of its full or partial rejection or acceptance of the claim. The lack of such notification within such period shall be deemed a total rejection of the claim.

In case of (full or partial) acceptance of the claim, the amounts claimed (and fully or partially accepted) shall be paid, without need of an additional request, within a 30-day period from such acceptance.

In case of (full or partial) rejection of the claim, as the case may be, the claim in dispute shall be resolved pursuant to the provisions of Clause 13.

18

9.	TRANSFER

Neither the Vendor nor the Purchaser may assign in whole or in part the rights and obligations derived from this Agreement to any third party unless it is expressly agreed in advance and in writing by the other Party. Such written consent shall be obtained even if the assignment were made in favor of companies of the same group or takes place through the complete transfer of the company (for example, a merger).

If the Purchaser were to transfer its rights or obligations derived from this Agreement in any manner or under any legal recourse, without obtaining written consent from the Vendor, the Vendor may choose, at its sole discretion, to rescind this Agreement automatically or to file a claim against the Purchaser for such damages and injuries as derive from the nonperformance of this obligation.

Notwithstanding the foregoing, the Vendor gives its express consent for the Purchaser to transfer, totally or partially, the rights of economic content, but not the obligations, arising for the Purchaser of this Agreement in favor of the financial entities that have partially financed the payment of the Price.

10.	EXPENSES AND TAXES

The expenses and taxes derived from the negotiation, formalization, and execution of this Agreement shall be borne by the Parties indicated below:

(i)	The expenses for formalization of this Agreement before a Notary Public shall be borne by the Purchaser and Vendor in equal parts;

(ii)	The fees and expenses of legal, accounting, tax advisors, investment banks, consultants, auditors, specialists in the hydrocarbon industry or any other professionals shall be borne by the Party which in each case hired them.

(iii)	The taxes resulting from the formalization and execution of this Agreement shall be borne by such Party as the Applicable Law in each case determines.

11.	NOTIFICATIONS

All communications and notifications that the Parties exchange in relation to this Agreement to be effective between them shall be made in writing, in the Spanish language, by (i) personal delivery with written confirmation of receipt by the other party; (ii) through a notary made by a Notary Public; (iii) by bureau fax; or (iv) by any other means that leaves certifiable evidence of its due receipt by the address or addressees. The Parties establish the following addresses or fax numbers for the effects of notifications:

Grupo Repsol YPF:

Paseo de la Castellana No. 278-280 28046 Madrid (Spain) Fax: (34) 91 348 04 47 Attention: Corporate Director of Strategy and Development

With a copy to

Fax: (34) 91 348 40 86
Attention: Corporate Director for Legal Matters

19

Purchaser:

Cerrito 740, 1st Floor
C 1010 AAP City of Buenos Aires (Argentina)
Fax: (54) 11 55 55 01 00
Attention: Mr. Ignacio Moran

With a copy

Fax; (54) 11 55 55 01 00
Attention: Mr. Mauro Dacomo

Any correspondence sent to the preceding addresses or fax numbers shall be deemed receive by the addressee except if the addressee had previously informed the sender of any change thereto through any of the aforementioned means.

12.	MISCELLANEOUS

12.1	Confidentiality

The content of this Agreement shall be entirely confidential, the Parties being obligated not to disclose the content hereof to any third party, except:

(a)	Pursuant to a court or administrative order or another legal obligation;

(b)	In order to demand or facilitate compliance with the rights and obligations derived from the Agreement;

(c)	If applicable, in order to meet the requirements related to notification to the authorities cited in Clause 5.2;

(d)	Insofar as necessary, to meet or comply with the reporting obligations that are required with respect to regulatory and supervisory bodies in the capital markets where the Company, the Vendor or, if applicable, the Purchaser are listed.

(e)	In order to provide information to their advisors and auditors, and when financial institutions reasonably need to know it, provided that they are obligated by law or contract to maintain the confidentiality of the information obtained.

Exceptionally, the Parties shall be authorized to make the mandatory communications required by an official body. The Parties to this Agreement shall agree, insofar as possible, on any mandatory communications.

20

12.2	Announcements

The Purchaser and Vendor shall agree, acting mutually, on the time and content of any press release or public announcement (including material facts), in strict observance of the duties and obligations required by the applicable regulations.

The Parties may not communicate any information except if their written consents have been mutually stated in advance. This provision is not applicable to the cases described in the foregoing Clause 12.1.

12.3	Intermediation Expenses or Fees

Without prejudice to the generalness of the provisions of Clause 10, the Parties state that neither the signing of this Agreement nor the formalization of the purchase and sale shall accrue any type of fee (i.e. finder’s fee or broker’s fee) either for the Company or a Party other than the one that has contracted those services.

12.4	Titles, Headings, and Appendices

The titles and headings of the sections and the clauses and subclauses of this Agreement are inserted to facilitate its reading but they do not form part nor should they be taken into account at the time of interpreting it.

The appendices form an integral part of the Agreement for all effects.

12.5	Scope of the Agreement and Partial Nullity

This Agreement contains the agreements reached by the Parties with respect to the matter that constitutes its objective, and it replaces all prior agreements or principles of agreement, verbal or written, that might bind the Parties in relation to this matter.

If a competent Court or Authority declares all or part of any of the nonessential clauses or subclauses of this Agreement null and void or unenforceable, it shall remain in effect except for the part declared null and void or unenforceable. The Parties shall hold mutual consultations and shall make their best efforts to agree to a valid and enforceable stipulation that constitutes a reasonable replacement of the null and void and unenforceable stipulation pursuant to the spirit of this Agreement.

12.6	Modification and Waiver

This Agreement may not be modified except if done so in writing signed by the Parties and with express and unequivocal mention of the modification agreed.

If any of the Parties does not exercise any right that appertains to it with respect to a specific act or event in virtue of this Agreement, such shall not imply a waiver of such right and shall not in any manner prevent the subsequent exercise of such right with respect to other acts or events during its effective period.

21

13.	APPLICABLE LAW AND JURISDICTION

13.1	Applicable Law

All matters related to the formalization, validity, effectiveness, interpretation, and performance of this Agreement and the rights and obligations of the Parties shall be governed by the laws of the Kingdom of Spain.

13.2	Jurisdiction

The Parties expressly subject any disagreement or controversy that might arise on this Agreement or its execution, or which is related to it, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before (3) arbitrators appointed pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum that might appertain to them.

The Parties state that they know and accept the rules and regulations of the CCI, pursuant to whose rules, if applicable, the arbitration proceeding shall take place.

The arbitration proceeding shall take place in the Spanish language in the city of New York (United States of America), in the place designated by the CCI.

The legal arbitration shall be subject to Spanish law and three (3) arbitrators shall hear it. Vendor and Purchaser shall appoint one (1) arbitrator each, the third of them appointed jointly by the arbitrators so appointed. If the first two (2) arbitrators cannot agree on the selection of the third arbitrator, he shall be appointed pursuant to the current rules of the CCI.

Likewise, the prosecution of the arbitration proceeding shall be subject to the rules and regulations of the CCI.

The Parties shall request that the arbitrators include in the arbitration decision an express decision on the costs. The decision on costs shall be proportional to the estimate of the claims of the Parties contained in the arbitration decision.

The arbitration shall in all cases be final and the Parties are bound to perform and to voluntarily go through the provisions of the arbitration decision, within the timeframes set by common accord at the start of the arbitration proceeding. On lack of agreement, the provisions of the CCI Regulation shall be applicable.

Subsidiarily, and if necessary, especially in relation to the forced execution of the arbitration, the holding of the preparatory proceedings as well as the request for injunctions or measures of any other type, the Parties subject themselves, with express waiver of any other forum that might appertain to them, to the Courts and Tribunals of the city of Madrid.

22

AND IN WITNESS WHEREOF, the Parties sign this Agreement in a single copy in the place and on the date indicated in the heading which is delivered to the Notary for recording.

REPSOL YPF, S.A.	REPSOL EXPLORACIÓN, S.A.

Mr. Antonio Brufau Niubó	Mr.NemesioFernández-Cuesta Luca de Tena

CAVEANT, S.A.	REPSOL YPF CAPITAL, S.L.

Mr. Fernando Ramírez Mazarredo	Mr. Fernando Ramírez Mazarredo

PETERSEN ENERGÍA, S.A.

D. Matias Eskenazi Storey

23

LIST OF APPENDICES

Appendix E-IX	Term Loan

Appendix E-X	Vendor’s Loan

Appendix E-XI	Shareholders’ Agreement

Appendix 1	Definitions

Appendix 6.1	Assignment of 2006 Dividend

Appendix 6.2	Legend on “ADR” certificates

Appendix 7.3	Shareholders’ Meeting Agenda

Appendix 7.3-2nd	Corporate Bylaws Clauses to be Amended

1

Appendix E-IX

Term Loan

[NOT FILED – REPSOL YPF, S.A. IS NOT A PARTY TO THIS AGREEMENT]

1

Appendix E-X

Vendor’s Loan

[FILED AS EXHIBIT 7.06]

1

Appendix E-XI

Shareholders’ Agreement

[FILED AS EXHIBIT 7.02]

1

Appendix 1

Definitions

“Shares”	Means together 58,603,606 common registered Class D shares of the Company with a par value of $ 10 each and 1 vote per share, as American Depositary Shares (“ADS’s”) representing one Class D share each and represented by American Depositary Receipts (“ADR’s”) issued by The Bank of New York (hereinafter, the “Depository”) pursuant to the terms of the Deposit Agreement between the Depository and the Company dated July 1, 1993 (the “Deposit Agreement”), representing fourteen point ninety percent (14.90%) of the capital stock of the Company (counting any uncapitalized contribution, right to receive shares in the Company or any security or debt convertible into shares as if that right or conversion had materialized), as well as all the political and capital rights that appertain thereto, including any option or preferred right of subscription, the right to receive any dividend or distribution corresponding thereto, either in shares, in kind, or in cash voted and not distributed to date (including the right to receive $10.76 pesos per Share corresponding to 14.9% of the amount designated by the meeting held on April 13, 2007 to constitute a reserve for the payment of future dividends, once the distribution of such amount as a dividend has been approved by the Company’s Board of Directors on February 6, 2008 according to the delegation made to the Board of Directors at the above mentioned meeting) and, in addition, any other rights of any nature that the Vendor has as holder of the shares.

“Necessary Acts”	Means, in relation to the results whose obtainment is required, all measures that are reasonable in business terms and which, within the legal authority of the Party in charge of performing those “Necessary Acts” is pertinent for the purposes of obtaining such result. Such measures include, without limitation, (a) attending the corresponding meetings and casting votes with respect to all of the shares of which the Party obligated to perform the “Necessary Acts” owns; (b) instructing the directors appointed by or at the proposal of such Party to convene meetings of the board of directors and/or meetings and to vote favorably in meetings of the board of directors and/or make entries into the corporate books and pertinent registries, and to make presentations and/or notifications to Caja de Valores S.A., the CNV, the Buenos Aires Stock Exchange, the SEC, the Inspectorate General of Justice and any other authority or body which is necessary in order to obtain the result sought, and which are performed pursuant hereto or to order that they be removed from their positions if they do not perform such acts or do not act pursuant hereto; (c) preparing, executing, and/or signing documents, presentations and notifications and/or registrations or similar acts that are required in order to reach the aforementioned result.

1

“Shareholders’ Agreement”	Means the shareholders’ agreement signed by the Parties in a single act and simultaneously with the signing of this Agreement, a copy of which is attached as Appendix E-XI.

“Confidentiality Agreement”	Means the confidentiality agreement signed by the Vendor and Purchaser on February 19, 2007, together with the addendum thereto signed on June [26], 2007.

“CNDC”	Means (i) the Argentine National Antitrust Commission and the Argentina Department of Foreign Trade or the Department of Industry, Trade, and Mining, or (ii) the National Antitrust Tribunal, if such Tribunal is formed, or (ii) the public body or entity which, if applicable, replaces them in competence with respect to the matter pursuant to Argentina laws.

“Company”	Means the Argentine company YPF, S.A., registered in the Superintendency of Corporations under Corporations Book 108, Number 404, Volume A, with principal executive offices at Avda. Presidente Roque Saénz Peña 777, C1035AAC Ciudad de Buenos Aires, Argentina, and valid tax identification code (CIF) 30-54668997-9.

“Purchaser”	Means the Spanish company, registered in the Commercial Registry of Madrid, at Volume 24588, Sheet 88, Page M-442504. Petersen Energía, S.A. has its principal executive offices at Plaza Pablo Ruiz Picasso 1, Torre Picasso, 38th Floor, 28020, Madrid and its tax identification code (CIF), A-85174621, is current.

“Condition Subsequent”	Means the condition subsequent established in Clause 5 of this Agreement.

“Agreement”	Means this stock purchase and sale agreement signed by the Parties on the date that appears in the heading.

“2006 Dividend”	The amount resulting from the amount of $10.76 Argentine pesos per share of the Company, which distribution has been approved by the Company’s Directory on February 6, 2008, according to the delegation made to the Directory at the meeting of April 13, 2007.

2

“Credit Institutions”	Means the credit institutions that sign the Term Loan with the Purchaser and any successor or assign thereof.

“Corporate Bylaws”	Means the corporate bylaws of the Company in effect on the date of this Agreement.

“Liens”	Means any attachment, pledge, tax, charge, usufruct, assessment, fiduciary cession, guaranty or custody deposit, limitation or restriction of free transfer or of any nature, eviction claims, third party rights, preferred rights or options or any other third party right that affects free ownership or free transfer.

“Grupo Repsol YPF”	Means, collectively, Repsol YPF, Repsol Exploración, Caveant y Repsol YPF Capital and any of them individually and without distinction.

“Intercompany Note”	Means the debt the Seller has incurred with the Company in the amount of US$ 675.000.000,00 plus interest accrued and unpaid to the date of the cancellation.

“Regulation”	Means any law, regulation, resolution, administrative act, case law or legislation

“Party”	Means either the Vendor or the Purchaser as the case may be.

“Price”	Means the price for the purchase and sale of the Shares determined as stipulated in Clause 4.

“Subsidiaries”	Means (a) those companies or legal entities whose capital stock and votes are more than 50%, under any title and for any reason, directly or indirectly, owned by or controlled by a legal person or (b) owned or controlled, in turn, by any company or entity owned or controlled by such legal person.

“Term Loan”	Means the finance agreement signed by the Purchaser with certain credit institutions prior to the signing of this Agreement, a copy of which is attached as Appendix E-X.

“Vendor”	Means the Spanish company Repsol YPF, S.A., a company duly registered in the Commercial Registry of Madrid at Volume 3893, Sheet 175, Page M-65289. Repsol YPF has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and with tax identification code (CIF), A-78374725, which is current.

“20-F”	Means the Form 20-F submitted by the Company to the SEC and corresponding to the fiscal year ended at December 31, 2006, or any other document sent to the SEC to clarify or supplement the aforementioned 20-F.

3

Appendix 6.1

Assignment of 2006 Dividend

[FILED AS EXHIBIT 7.08]

1

Appendix 6.2

ADR Legend

[NOT FILED]

2

Appendix 7.3

Shareholders Meeting Agenda

[NOT FILED]

1

Appendix 7.3-2nd

Corporate Bylaws Clauses to be Amended

[NOT FILED]

1

Execution Version

SHAREHOLDERS’ AGREEMENT

between

REPSOL YPF, S.A.

REPSOL EXPLORACIÓN, S.A.

CAVEANT, S.A.

REPSOL YPF CAPITAL, S.L.

and

PETERSEN ENERGÍA, S.A.

February 21, 2008

“This is a convenience translation into English of a Spanish language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail.”

Shareholders’ Agreement	1

Execution Version

TABLE OF CONTENTS

PARTIES:		4

PREAMBLE:		6

STIPULATIONS		8

1.	DEFINITIONS	8

2.	RULES OF INTERPRETATION	8

3.	OBJECTIVE OF THE AGREEMENT. NATURE OF THE AGREEMENT. GOVERNING	9
	GUIDING PRINCIPLES
	3.1 Objective of the Agreement	9
	3.2 Nature of the Agreement	9

4.	MAJORITIES REGIME	9
	4.1 General regime for operation of the Meetings of Shareholders	9
	4.2 General regime for adopting resolutions in the General Meeting of Shareholders	10
	4.3 Special Matters	10

5.	BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISION	12
	5.1 Structure of the management body	12
	5.2 Composition of the Board of Directors	12
	5.3 Designation of positions within the Board of Directors	14
	5.4 Redistribution of positions within the Board of Directors	16
	5.5 Directors	17
	5.5.1 Duration	17
	5.5.2 Designation	17
	5.5.3 Removal	18
	5.5.4 Replacement	18
	5.6 Operation of the Board of Directors	18
	5.6.1 General operating regime	18
	5.6.2 Guests	18
	5.6.3 General regime for adopting decisions of the Board of Directors	19
	5.6.4 Special matters in the Board of Directors	19
	5.7 Actions by the Directors	20

6.	TRANSFER OF STOCK REGIME	21
	6.1 Temporary restriction of transfer by PESA (“lock-up”)	21
	6.2 Transfer by Grupo Repsol YPF during the Restriction Period	22
	6.3 Transferability of the shares after the Restriction Period	22
	6.4 Right of Joint Sale (“Tag-along”) in favor of PESA on Sales of Material Blocs to Third
	Parties by Grupo Repsol YPF	23
	6.5 Calculation of participations	24
	6.6 Right of First Offer	25
	6.7 Direct or indirect transfers in PESA and Grupo Repsol YPF	26

Shareholders’ Agreement	2

Execution Version

7.	CORPORATE AND OTHER POLICIES	27

8.	INFORMATION	30

9.	DEFAULT	30

10.	DURATION, MODIFICATIONS, AND ASSIGNMENT	31

11.	MISCELLANEOUS	31

Shareholders’ Agreement	3

Execution Version

In Madrid, on February 21, 2008.

I.	PARTIES

(1)

Of the first part REPSOL YPF, S.A., the parent company of grupo Repsol YPF (hereinafter “Repsol YPF”), established pursuant to Spanish law on November 12, 1986 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Miguel Mestanza Fraguero on the same date under number 4,293 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid in Volume 7063, 6058 of Section 3rd of the Companies Book, Sheet 119, Page 72.059-1. Repsol has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), A-78374725, is current.

Herein represented by Mr. Antonio Brufau Niubó, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 40.824.513-L, current, in virtue of a power of attorney granted on October 29, 2004, before the Notary of Madrid Carlos Rives Gracia, under number 2,889 of his protocol.

(2)	REPSOL EXPLORACIÓN, S.A., (hereinafter “Repsol Exploración”), established pursuant to Spanish law on May 5, 1965 in virtue of public articles of incorporation granted before the notary public of Madrid Joaquín Enrique Pérez del Real on the same date under number 2,098 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid in Volume 3146, Sheet 1, Page M-53739. Repsol Exploración has its principal executive offices at Paseo de la Castellana 280, 28046 Madrid and its tax identification code (CIF), A-28138873, is current.

Herein represented by Mr. Nemesio Fernández-Cuesta Luca de Tena, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 280, and holder of Spanish National Identification Document number 786.139-E, current, in virtue of a power of attorney granted on January 26, 2005, before the Notary of Madrid Carlos Rives Gracia, under number 150 of his protocol.

(3)	CAVEANT, S.A., (hereinafter “Caveant”), established pursuant to Argentine law, with Bylaws recorded at the Inspectorate General of Justice on July 2, 1980 under number 2,415 of Book 95 Volume A of Business Companies. Caveant has its principal executive offices at Buenos Aires, Avda. President Roque S. Peña 777, and its tax identification code (CIF), 30-62881362-7, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, current, in virtue of a power of attorney granted on February 14, 2008, before the Notary of Buenos Aires Carlos Emilio del Río, under folio 110 of his protocol.

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(4)	REPSOL YPF CAPITAL, S.L., a company wholly-owned by grupo Repsol (hereinafter “Repsol YPF Capital”), Spanish on December 20, 2002 in virtue of public articles of incorporation granted before the notary public of Madrid Carlos Rives Gracia on the same date under number 4,116 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid in Volume 18308, Sheet 171, Page M-317473. Repsol YPF Capital has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), B-83505651, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, current, in virtue of a power of attorney granted on February 19, 2008, before the Notary of Madrid Martín Recarte Casanova, under number 590 of his protocol.

Repsol Exploración, Caveant, and Repsol YPF Capital are wholly owned by Repsol YPF, which is the holder, directly or indirectly, of 100% of the respective capital stock, with the exception of 0.000003% of the capital stock of Repsol Exploración which, indirectly, is held by private shareholders.

(5)

Of the second part, Petersen Energía, S.A., a company established pursuant to Spanish law, for purposes of this transaction, on July 23, 2007 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. José Luis Martínez-Gil Vich on the same date under number 2918 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 24588, Sheet 88, Page M-443504. Petersen Energía, S.A. has its principal executive offices at Plaza Pablo Ruiz Picasso 1, Torre Picasso, 38th Floor, 28020, Madrid, and its tax identification code (CIF), A-85174621, is current.

Herein represented by Mr. Matías Eskenazi Storey, of age of majority, married, an Argentine national, with domicile at Cerrito 740, 1st Floor, Buenos Aires, Argentina, and holder of Alien National Identification Document number X-9298890-J, current, in virtue of appointment as Managing Director pursuant to certified document no. 16 of the protocol of Mr. Manuel González-Meneses García Valdecasas dated January 9, 2008.

Hereinafter Petersen Energía, S.A. shall be referred to as “PESA.”

Hereinafter, Repsol YPF, Repsol Exploración, Caveant and Repsol YPF Capital shall be referred to, jointly and/or any of them individually and indistinctly, “Grupo Repsol YPF.”

Hereinafter Repsol YPF, Repsol Exploración, Caveant and Repsol YPF Capital, and PESA, shall be referred to, jointly, as the “Parties,” and any of them individually as a “Party.”

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PREAMBLE

(A)	The principal activity of Repsol YPF is focused on the hydrocarbons sector and, specifically, in the activities of exploration, exploitation, and production of crude and natural gas, the transportation of petroleum products, liquid petroleum gases (LPG’s), and natural gas, refining, production of a broad range of petroleum products and the sale of petroleum products, derived from petroleum, petrochemical products, LPG and natural gas.

(B)	Repsol Exploración, Caveant and Repsol YPF Capital are companies held by Repsol YPF, whose principal activity focuses on the hydrocarbons sector and, specifically, in the case of Repsol Exploración, on the activities of exploration, exploitation, and production of crude and natural gas, the transportation of petroleum products, liquid petroleum gases (LPG’s) and natural gas, refining, production of a broad range of petroleum products and the sale of petroleum products, derived from petroleum, petrochemical products, LPG and natural gas. In the case of Caveant and Repsol YPF Capital, their principal activities are focused on holding shares of and interests in other companies.

(C)	PESA is a Spanish company of Spanish nationality whose principal activity is the investment, management, and administration of securities, bonds and/or stock. PESA is wholly owned by Petersen Energía PTY, Ltd., Petersen Energía PTY, Ltd., in turn, is wholly owned by the following natural persons: Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and Mr. Ezequiel Eskenazi Storey (hereinafter, jointly, “Messrs. Eskenazi”).

(D)	YPF, S.A. (hereinafter, the “Company”) is a company listed on the international capital markets owned by Grupo Repsol YPF, it being the intention of the Parties that it remain in such group.

(E)	Grupo Repsol YPF and Messrs. Eskenazi signed a purchase and sale option agreement (hereinafter, the “First Option Agreement”) today, in virtue of which Messrs. Eskenazi may acquire from Grupo Repsol YPF up to an additional 0.1 percent of the capital stock of the Company (hereinafter, the “Option 1”).

Grupo Repsol YPF and Messrs. Eskenazi also signed a purchase and sale option agreement (hereinafter, the “Second Option Agreement”) today, in virtue of which Messrs. Eskenazi (the “Holder of the Option”) may acquire from Grupo Repsol YPF up to an additional ten (10) percent of the capital stock of the Company (hereinafter, the “Option 2”).

(F)	Repsol YPF and PESA state their will and commitment to remain in the long-term, as herein contemplated, shareholder of the Company with a material interest, as well as the desire to contribute to the performance of a shared project or strategy that results in the creation of value for all shareholders.

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The Parties and the appearing persons, mutually recognizing sufficient legal capacity herefor, have freely agreed to commit themselves by signing this shareholders’ agreement (hereinafter, the “Agreement”) pursuant to the following

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STIPULATIONS

1.	DEFINITIONS

For the effect of this Agreement, the terms that appear in Appendix 1, shall be construed pursuant to their correlative definitions.

2.	RULES OF INTERPRETATION

This Agreement shall be interpreted pursuant to the special precepts established below and the general rules of contract interpretation pursuant to the Applicable Law.

(i)	All the appendices form an integral part of the Agreement, and they have the same validity and effectiveness as if they were incorporated into its main body.

(ii)	References made to clauses are deemed made to clauses of this Agreement.

(iii)	The terms “including,” “included,” “inclusive,” and other similar acceptations should be interpreted as if they were followed by the phrase, “without limitation and merely by way of example.”

(iv)	Provisions introduced with the phrase “for greater clarity” have in and of themselves full normative and binding effects, and they constitute clarifications or [particularities] that do not prejudice the generality of the preceding precepts with respect to such as are indicated.

(v)	Definitions used in singular shall be construed “mutatis mutandis” when used in the plural.

(vi)	Except if otherwise indicated, any reference to “days” shall be construed as “calendar days” or “consecutive days.” Without prejudice to the foregoing, when the phrase “business days” appears it shall be construed as referring to the days that are also working days, from Monday to Friday, in the cities of Buenos Aires (Argentina), Madrid (Spain) and New York (USA).

(vii)	Any reference in this Agreement to shares or interest held in a specific corporate entity will include shares, interest held and any other form of participation in the capital of such corporate entity, as well as any certificates issued by such corporate entity or by any third party representative of shares, interest held or participation in such corporate entity, including without limitation, “American Depositary Shares”, “American Depositary Receipts” and any other depositary certificate or custody of the shares, interest held or participation in such corporate entity.

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3.	OBJECTIVE OF THE AGREEMENT. NATURE OF THE AGREEMENT. GOVERNING GUIDING PRINCIPLES

3.1	Objective of the Agreement

The objective of this Agreement is to establish as binding precepts among the Parties:

(i)	the rules that must govern the relationship of Grupo Repsol YPF and PESA in the governance of the Company;

(ii)	the framework of rights and obligations related to certain transfers of the Company’s shares; and

(iii)	other provisions and precepts to which the Parties wish to subject their relationship as shareholders of the Company.

3.2	Nature of the Agreement

This Agreement has the nature of a quasi-corporate agreement of a binding nature among the parties that sign it.

The corporate bylaws of the Company shall not be amended in virtue of this Agreement and it shall take all its effects with respect to good-faith third parties, without prejudice to which the Parties acknowledge that the provisions established in this Agreement shall govern their relations and shall prevail in the relationship among them above what is stipulated in the corporate bylaws. Excepted from the preceding stipulation are the amendments to the Company’s corporate bylaws expressly stipulated in this Agreement.

The Parties undertake to comply with the provisions established in this Agreement and to participate and vote in the General Meeting of Shareholders in full performance hereof. The Parties undertake to take all Necessary Acts (i) for the Directors named by them to do the proper thing in any meeting of the Company’s Board of Directors and/or in the performance of their functions; and (ii) for the better performance of all the provisions of this Shareholders’ Agreement.

Notwithstanding any provisions made in the corporate bylaws, the Parties respectively undertake at all times to do the Necessary Acts in order to ensure that the provisions of this Agreement to be applicable among them and with respect to the Company.

4.	MAJORITIES REGIME

4.1	General regime for operation of the General Meeting of Shareholders

The regime for calling, publishing, a quorum, proxies, and holding the Company’s Meetings of Shareholders shall be subject to the provisions in the Company’s corporate bylaws. Without prejudice thereto, notifications of meetings of any nature shall be made, in addition to the publications stipulated by law, through written notifications from one of the Parties to the other at least twenty (20) days in advance of the date the meeting is held.

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4.2	General regime for adopting resolutions in the General Meeting of Shareholders

Resolutions of the General Meeting of Shareholders shall be adopted by the majorities required by the applicable law except when otherwise stipulated in the Company’s bylaws or this Agreement. The Parties agree to take all the Necessary Acts for the decisions that involve the approval of any of the matters stipulated in Clause 4.3 not to be adopted by the Company if they do not have the favorable vote or express consent of the representative of Grupo Repsol YPF and the representative of PESA for the approval of the specific proposal to be approved by the appropriate body of the Company pursuant to the Company’s corporate bylaws and the applicable laws.

Such consent or favorable agreement shall be made known in the prior meetings of the Parties to which this Agreement makes reference.

4.3	Special Matters

The Parties shall analyze in advance of the discussion of the general meeting and the notification thereof any resolutions related to the matters that are listed below in this Clause 4.3 (hereinafter, the “Special Matters”).

To that end, the Parties undertake to meet in advance and, in any case, at least five (5) business days in advance of the general meeting in which any of the Special Matters is included in the order of the day of the general meeting, to agree on the direction of the vote of the Parties in relation to that Special Matter, leaving written evidence thereof.

The Parties undertake to vote in the respective meeting pursuant to the agreement reached in that meeting and, in the absence of an agreement, to vote against the adoption of the resolution related to the Special Matter.

The Parties undertake to take all the Necessary Acts (including, without limitation, not attending or attending and voting against in the general meeting) to prevent the adoption of any agreement related to a Special Matter that has not been previously agreed by the Parties.

The following shall be deemed Special Matters:

(i)	Increases and/or returns of the Company’s capital in an amount with a par value greater, as a whole considering all the increases approved from the date hereof, than two hundred and fifty million pesos ($250,000,000), even if they are made by issuing any convertible securities. All increases shall have a premium over par which, together with the par value, may not be less than the FMV (“Fair Market Value”). If capital is reduced for any reason, this excess of two hundred and fifty million pesos in par value shall be reduced proportionally.

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(ii)	Reductions in the Company’s capital, except such as are legally required.

(iii)	The merger of the Company or any of its Material Subsidiaries, except in the case of mergers between Material Subsidiaries or between Material Subsidiaries and other subsidiaries of the Company.

(iv)	The divestiture of the Company or of any of its Material Subsidiaries.

(v)	The transformation of the Company or of any of its Material Subsidiaries.

(vi)	The dissolution of the Company and/or its Material Subsidiaries, except in cases of obligatory performance pursuant to the applicable law.

(vii)	Notwithstanding the provisions of point (i) above, the issuance or granting of options, subscription rights, convertible obligations, warrants, or other rights or securities subject to being converted into certificates giving certain limited rights to holders of retired stock and bonds [acciones o bonos de goce] or preferred stock [acciones de participación] of any class.

For greater clarity, excepted from the application of the super-majorities regime is the issuance of simple obligations and any other nonconvertible serial issues of securities representing debt (bonds, notes, etc.).

(viii)	The transfer of the corporate or tax domicile outside of the Republic of Argentina.

(ix)	Modification of the Company’s bylaws.

(x)	Suspension of the preferred right of subscription to stock and/or convertible instruments.

(xi)	Designation or removal of outside auditors.

(xii)	The exclusion of the Company from listing on the Buenos Aires and/or New York Stock Exchanges and/or the withdrawal of a public offering for its stock.

(xiii)	The Removal or sale of a set of material assets and/or liabilities of the Company or of any Material Subsidiary.

(xiv)	The ratification or approval of a declaration of insolvency or bankruptcy or the start of an extrajudicial preventive agreement proceeding with respect to the Company or any of its Material Subsidiaries.

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5.	BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISION

5.1	Structure of the management body

The Company shall be managed by a Board of Directors which shall be governed pursuant to the rules and regulations established in its corporate bylaws and pursuant to the provisions of this Agreement. The Parties shall perform the Necessary Acts for the Board of Directors, the Audit Committee, the Executive Committee and the Management Committee of the Company to be comprised at all times in the manner indicated in Clause 5, and for the positions and functions stipulated in this Clause 5 to be distributed at all times in the manner indicated in such Clause 5.

5.2	Composition of the Board of Directors

5.2.1	Number of members

The Board of Directors of the Company shall be comprised of a total of up to twenty one (21) full Directors and a total of up to twenty one (21) alternate Directors. The Parties undertake to modify the Company’s corporate bylaws to reflect such maximum number of directors.

The Directors shall be persons with experience and recognized professional competency.

The Company’s Class D Shares (in conjunction with the Class B Shares and the Class C shares) shall have the authority to designate up to a total of twenty (20) full Directors and a total of up to twenty (20) alternate Directors.

Once the amendment indicated in this Clause 5.2.1 has been made to the Company’s corporate bylaws, the number of members or conditions required to hold the capacity of Director stipulated in the corporate bylaws shall not be amended without prior consent of the Parties. If the Parties do not reach an agreement, current conditions shall remain unchanged.

The Parties agree that the designation of Directors shall be made respecting, in all cases, the principle of proportionality with respect to the interest in the capital that each shareholders has in the capital stock of the Company. In any case, whenever Grupo Repsol YPF has an interest in the Company greater than 50%, Grupo Repsol YPF shall have the right to nominate the majority of the members of the Board of Directors.

Without prejudice to the foregoing, and insofar and inasmuch as there are other shareholders in the Company, other than PESA (or companies controlled directly or indirectly by the Eskenazi Family) and Grupo Repsol YPF, which are not parties to this Agreement and which individually have an interest in the capital stock of the Company no greater than ten percent (10%), the designation of Directors shall at all times be made respecting the provisions of Clause 5.2.2 and Clause 5.2.3. If there are shareholders who individually have an interest in the capital stock of the Company greater than ten percent (10%), including the

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case stipulated in Clause 5.4, the designation of Directors shall be made by Repsol YPF and PESA (taking into account, for the effects of calculating PESA’s interest, the holdings in the other companies directly or indirectly controlled by the Eskenazi Family) proportionally, PESA having a right, however, always to propose a minimum of five (5) full directors and five (5) alternate Directors, except in the case contemplated in Clause 5.2.3 last paragraph.

5.2.2	Directors designated by Repsol YPF

Grupo Repsol YPF shall have a right to nominate up to thirteen (13) full Directors and up to thirteen (13) alternate Directors of the Company (hereinafter the “Directors designated by Repsol YPF”), from among the Directors whom Class D Shares are responsible for designating, of whom at least two (2) full Directors and two (2) alternate Directors must meet the requirements to be considered Independent Directors.

5.2.3	Directors designated by PESA

PESA shall have a right to nominate five (5) full Directors and five (5) alternate Directors of the Company (hereinafter, the “Directors designated by PESA”), from among the Directors whom Class D Shares are responsible for designating, of whom one (1) full director and one (1) alternate shall meet the requirements to be considered Independent Directors.

Without prejudice to the foregoing, if the Holder of Option 2 does not exercise its right to the Option within the effective period of that right and in addition PESA decreases its interest in the Company (taking into account, for the purpose of calculating PESA’s interest, the interest held by the remaining companies directly or indirectly controlled by the Eskenazi Family) of to 10% as a result of exercising the rights stipulated in its favor in Clause 6.4 and in Clause 7.1, the number of PESA directors on the Board of Directors shall fall to three (3) full Directors and three (3) alternate Directors. In such case, the Parties undertake to perform the Necessary Acts to reduce to three the directors designated by PESA on the Board of Directors.

5.2.4	Composition of the Board of Directors

Each Party shall notify the other Party in writing, prior to March 7, 2008, the date of the Company’s meeting of shareholders convened by the Board of Directors, the information on the persons proposed by each of them to be designated full Directors and alternate Directors, as well as Trustees, in such meeting.

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5.3	Designation of positions within the Board of Directors

5.3.1	Chairmanship of the Board of Directors

The position of Chairman of the Board of Directors shall necessarily be assigned to one of the Directors designated by Grupo Repsol YPF. The Parties agree that the Chairman of the Board of Directors shall not in any case perform the functions of General Manager or “Chief Executive Officer” of the Company.

Initially, the position of Chairman shall be performed by Mr. Antonio Brufau Niubó.

5.3.2	Executive Vice Presidency

The executive vice presidency will necessarily be assigned to one of the Directors designated by PESA.

The Executive Vice President shall act as principal executive of the Company (that is to say, the “Chief Executive Officer”) (hereinafter, the “Executive Vice President” or “CEO”), to which position Don Sebastián Eskenazi is initially assigned.

Additionally, while Mr. Enrique Eskenazi holds the position of Director of the Company, the Board of Directors will have a nonexecutive vice presidency which shall be performed by the same Mr. Enrique Eskenazi. When Mr. Enrique Eskenazi ceases to hold the position of Director of the Company, such executive vice presidency will remain vacant.

The Parties undertake to perform all the Necessary Acts to amend the Company’s corporate bylaws if necessary for the effectiveness of this Clause.

5.3.3	Chief Operating Officer

The Board of Directors shall designate from among its members a Chief Operating Officer (hereinafter, the “COO”) who shall have the authorities stipulated for such position in the corporate bylaws and who shall report to the Executive Vice President.

The position of COO shall necessarily fall to one of the members of the Board of Directors named by Grupo Repsol YPF.

Initially, the position of COO shall be performed by Mr. Antonio Gomis Sáez.

Without prejudice to the provisions of Clause 5.5.3, the CEO may remove the COO (both in his capacity as COO and as Director, and he may not resume performance of his services either for the Company or for any of its Subsidiaries) when the CEO believes that objective and justified circumstances occur that reasonably require such. In such case, the CEO may request the Board of Directors to agree to remove the COO. In which case, the Parties shall perform the Necessary Acts to remove the COO from his position and Grupo Repsol YPF shall cause his resignation or removal as Director. The Parties shall perform the Necessary Acts to designate his replacement as director and COO, pursuant to the proposal made by Grupo Repsol YPF.

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5.3.4	Executive Committee

The Board of Directors shall designate from among its members the members of the Executive Committee, which shall be comprised of up to six (6) members, as well as the Executive Vice President who shall be the one who presides over the Executive Committee (hereinafter, the “Executive Committee”), who shall be designated in all cases respecting the principle of proportionality with respect to the interest in capital that each shareholders has in the capital stock of the Company.

Without prejudice to the foregoing, insofar and inasmuch as there are other shareholders in the Company, other than Grupo Repsol YPF and PESA who individually hold an interest in the capital stock of the Company greater than twenty five percent (25), the members of the Executive Committee shall be designated thus:

Grupo Repsol YPF shall have a right to propose four (4) members of the Executive Committee.

PESA shall have a right to propose one (1) member of the Executive Committee who shall form part of such body together with the CEO.

The Executive Vice President shall preside over the Executive Committee.

5.3.5	Management Committee

The Management Committee shall be comprised of the CEO and COO and by the managers that they both designate jointly by common accord (hereinafter, the “Management Committee”).

The managers of the principal business and corporate areas and the other relevant personnel shall be designated and removed jointly by the CEO and COO by common accord.

The Management Committee shall be the body supporting the Executive Vice President and the COO in the regular management and operation of the Company’s business.

The Management Committee shall be presided over by the Executive Vice President and, in his absence, by the COO. The Executive Vice President, taking into consideration the requests made to that end by the COO and the Company’s managers, shall set the points of the order of the day in meetings and the COO shall assume responsibility for its organization and operation.

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5.3.6	Audit Committee

The Audit Committee shall be comprised of three (3) full Trustees and three (3) alternate Trustees.

Among the Trustees that Class D Shares are responsible for designating, Grupo Repsol YPF shall have a right to propose one (1) full Trustee, who shall act in all cases as Chairman of the Committee, and one (1) alternate Trustee.

Among the Trustees that Class D Shares are responsible for designating, PESA shall have a right to propose one (1) full Trustee, and one (1) alternate Trustee.

Notwithstanding, Grupo Repsol YPF has proposed to the General Shareholders’ Meeting to be held on March 8, 2008, an amendment to the corporate bylaws to change the maximum number of Trustees stipulated in the Company’s corporate bylaws, such that the Audit Committee may come to be comprised of five (5) full Trustees and five (5) alternate Trustees, of which one (1) full Trustee and one (1) alternate Trustee shall be designated by the Class A Shares and the rest of the full and alternate Trustees shall be designated by the Class D Shares. As a result, and if the General Shareholders’ Meeting approves such amendment, the Parties agree that, among the Trustees that Class D Shares are responsible for designating, Grupo Repsol YPF shall have a right to designate three (3) full Trustees, of whom one shall in all cases act as Chairman of the Committee, and three (3) alternate Trustees. Likewise, among the Trustees that Class D Shares have a right to designate, PESA shall have a right to designate one (1) full Trustee and one (1) alternate Trustee. PESA undertakes, as necessary, to vote in favor of this modification of the audit Committee at the General Shareholders’ Meeting to be held on March 8, 2008.

5.4	Redistribution of positions within the Board of Directors

Pursuant to Clause 7 of this Agreement, it is the intention of the Parties that the Company prepare and perform the necessary acts to increase the number of the Company shares listed for trading on the Stock Exchange, by the formulation by Repsol YPF of the Initial Public Offering (OPV, as such term is defined below).

The Parties acknowledge and accept that the aforementioned OPV and /or future legal or regulatory requirements may require the naming of a greater number of Independent Directors than those stipulated in this Agreement. The Parties agree that, in such case, the naming of such Independent Directors shall be done respecting, in all cases, the principles established in Clause 5.2.1, including, in accordance with the foreseen in such clause, the proportional designation of directors with respect to the shareholdings that each shareholder has in the capital stock of the Company and majority presence of Grupo Repsol YPF. The Parties undertake to perform all the Necessary Acts to amend the Company’s corporate bylaws if such were necessary to implement this paragraph.

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The Independent Directors designated by each Party shall meet the required to meet the independence requirements stipulated in the applicable regulations and their designation shall have the agreement of the other Party, which may not be unreasonably denied. Each Party may request, with just cause, that the Party that designated an Independent Director remove him and designate new ones to replace him.

Likewise, in the case that new shareholders acquire an interest in the capital stock of the Company that gives them a right to designate Directors, the Parties undertake that the designation by each Party of the members of the Board of Directors which together they have a right to designate be done by respecting, in all cases, the principle established in Clause 5.2.1 on the proportional designation of Directors respecting the capital interest that each shareholder has in the capital stock of the Company.

The Parties hereafter undertake to perform all the Necessary Acts to enable the redistribution of the positions on the Board of Directors, pursuant to the provisions of this Clause 5.4, as soon as: (i) it is necessary pursuant to future legal or regulatory requirements; or (ii) new shareholders acquire an interest in the capital stock of the Company that legally gives them a right to designate directors.

5.5	Directors

5.5.1	Duration

The term of office of the position of Director shall be three (3) years.

5.5.2	Appointment

The Directors initially proposed by Grupo Repsol YPF and PESA, pursuant to the provisions of Clause 5.2 shall be named by the Company’s General Meeting of Shareholders.

Hereafter, the determination of the Directors designated by Grupo Repsol YPF shall belong exclusively to Repsol YPF, and the determination of the Directors designated by PESA shall belong exclusively to PESA, all this subject to the provisions of Clause 5.2. To implement such appointments it shall be sufficient for the General Meeting to adopt a resolution by ordinary majority.

Repsol YPF undertakes, as necessary, to vote in favor of the Directors proposed by PESA, for it to be able to maintain on the Board of Directors the number of representatives that corresponds to it pursuant to the stipulations of Clause 5.2. In turn, PESA undertakes, as necessary, to vote in favor of the Directors proposed by Grupo Repsol YPF for it to be able to maintain on the Board of Directors the number of representatives that corresponds to it pursuant to the provisions of Clause 5.2.

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5.5.3	Removal

Designated Directors may only be removed upon instruction from the Party who nominated them. As necessary, the other Party undertakes to cast an affirmative vote for such removal to take effect in each case, when so authorized by the nominating Party.

Notwithstanding, and without prejudice to the case of the COO whose removal is governed by Clause 5.5.3, exceptionally, when there are justified circumstances that so reasonably require, any of the parties may request the other Party, and if it were necessary insist, to remove any of the Directors who hold executive positions in the Company. In such case, the Party that named that Director shall proceed to remove him, both from his position as Director and his executive position in the Company, and it may freely appoint his replacement.

5.5.4	Replacement

In case of resignation or removal of any Director, whatever the cause, the party who appointed him (Grupo Repsol YPF or PESA, as the case may be) shall be responsible for filling the vacancy, subject to the provisions of Clause 5.2. As necessary, Grupo Repsol YPF and PESA undertake: (a) to cooperate as necessary to enable the prompt and immediate replacement; and (b) as necessary, to perform the Necessary Acts, including voting in favor of the nomination of PESA or Grupo Repsol YPF (as the case may be), pursuant to the provisions of Clause 5.2.

Without prejudice to the foregoing, when there are legally established requirements, the vacancy may be covered by designation by the Audit Committee, the Parties undertaking (a) to instruct the Trustees whom they named, to vote, within the Audit Committee, in favor of the naming of the replacement designated by the party responsible for filling the vacancy; and (b) to ratify, in the first General Meeting held, such appointment.

5.6	Operation of the Board of Directors

5.6.1	General operating regime

The regime for convening meetings, establishing, publishing, representing, holding, compensation and conflicts of interest on the Company’s Board of Directors, shall be subject to the provisions of the Company’s corporate bylaws and this Agreement.

5.6.2	Guests

Third party non-directors may attend meetings of the Board of Directors provided that they are invited by the President and the Executive Vice President and their presence is justified by reason of the matters to be discussed in each meeting.

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5.6.3	General regime for adopting decisions of the Board of Directors

The resolutions of the Board of Directors shall be adopted by the majorities required by the applicable law except when the Company’s corporate bylaws or this Resolution stipulate otherwise. The Parties agree to perform all the Necessary Steps for the decisions that involve the approval of any of the matters stipulated in Clause 5.6.4 not to be adopted by the Board of Directors nor for it to convene a general or special meeting of shareholders for treatment thereof if it does not have the favorable vote of the majority of the non-independent directors designated by PESA and Grupo Repsol YPF.

5.6.4	Special matters in the Board of Directors

The Parties shall analyze prior to their treatment by the Board of Directors and the convening thereof any resolutions that are related to the Special Matters and the matters that are listed below in this Clause 5.6.4 (hereinafter, jointly, the “Special Matters in the Board of Directors”).

To that end, the Parties undertake to meet in advance of the inclusion of any Special Matter in the Board of Directors in the order of the day of any notification of a meeting of the Board of Directors, and, in any case, at least two (2) business days in advance of the date the Board of Directors meeting is held if any of the Special Matters in the Board of Directors is included on the order of the day for the Board of Directors meeting (when the inclusion in the order of the day is due to a request by any director not designated by the Parties or a shareholder other than the Parties), to decide who the Parties will vote in relation to that Special Matter by the Board of Directors and to perform all the Necessary Acts for the Board of Directors to vote pursuant to the agreement reached by the Parties or, in the absence of an agreement, to vote against the adoption of the resolution related to the Special Matter in the Board of Directors.

The Parties undertake to perform all Necessary Acts to prevent the adoption of any resolution related to a Special Matter in the Board of Directors that has not been previously agreed by the Parties.

The following shall be deemed Special Matters in the Board of Directors:

(i)	Any action that results in the reduction of the percentage of Company’s direct or indirect interest in any of its Material Subsidiaries.

(ii)	The contracting of debts, including issuance [of] negotiable obligations and/or debt instruments, the granting of guaranties or making investments that (a) contractually limit the payment of dividends; and (b) cause the consolidated debt / consolidated EBITDA ratio, measured quarterly, to reach or exceed 3 to 1.

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(iii)	The execution, termination, or modification of any transaction, contract, agreement, or obligation between the Company and a Shareholder or its Affiliates or the Directors or Trustees of the Company or companies related or affiliated to any of them.

(iv)	Making investments, contributions, or acquisitions of interests in companies or investing or acquiring any assets not contemplated in the budget whose total amount per transaction, as a whole, exceeds (both if done on one or more occasions) two hundred and fifty million United States dollars (US$ 250,000,000).

(v)	The assignment or transfer of a line of business or any material set of assets and/or liabilities of the Company or of any Material Subsidiary.

(vi)	A request for the declaration of insolvency or bankruptcy or the start of an extrajudicial preventive agreement with respect to the Company or any of its Material Subsidiaries.

(vii)	The resolutions related to Material Matters and Special Matters in the Board of Directors of the Material Subsidiaries cited in Clause 4.3.

(viii)	While the Term Loan is in effect, the deregistration with the SEC or with the Buenos Aires Stock Exchange or other applicable bodies with respect to the Company’s Class D Shares or the instruments that represent them (ADRs) that are listed and traded on the New York Stock Exchange (USA) or Buenos Aires.

5.7	Actions by the Directors.

Each one of the Parties shall be liable to the other for the acts and omission of the Nominee Directors and other persons designated or proposed by it, with respect to the full performance and observance at all times of the provisions of this Agreement and the performance by the nominee Directors and such persons as are designated or proposed by it of the Necessary Acts leading to such performance. Without prejudice to the aforesaid, the Parties shall perform all the Necessary Acts to replace or remove, at the sole request of the other Party, immediately or not beyond five (5) business days from receiving such request from the other Party, any of the nominee Directors or persons designated by them who do not act in accordance and consistent with the terms of this Agreement and they shall perform the Necessary Acts to nullify the acts performed in violation of the provisions of this Agreement and to return the situation to the state existing before the nonperformance.

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6.	TRANSFER OF STOCK FRAMEWORK

6.1	Temporary restriction of transfer BY PESA (“lock-up”)

6.1.1	Restriction Period

During the five (5) years after the date of the Agreement (hereinafter, the “Restriction Period”), PESA undertakes not to transfer its Shares under any title or for any cause.

(i)	While the Term Loan is in effect

Notwithstanding, during the Restriction Period, PESA may dispose of its Shares provided that comply with all the following requirements (a) that PESA maintains an equivalent interest equal to, at minimum, the Minimum PESA Participation in the capital stock of the Company; (b) that the amounts obtained by PESA as a result of such transfers are destined wholly, totally and exclusively to the amortization, as interest or principal, of any financing obtained by PESA for the acquisition of the Shares that are the object of the transfer and, (c) that such amortizations can not be covered by dividends paid by the Company o are necessary to reestablish coverage ratios or to prevent defaults or executions stipulated in such financings.

(ii)	After the Term Loan is extinguished

Additionally, and without prejudice to the foregoing, insofar as PESA has paid all the amounts owed as interest and principal corresponding to the Term Loan, PESA may dispose of its Shares during the Restriction Period, as long as it maintains an interest equal to the Minimum PESA Participation in the capital stock of the Company, both (i) pursuant to the provisions of Clause 6.4; and (ii) pursuant to the provisions of Clause 7.1.

For greater clarity, PESA’s percentage in the capital stock of the Company may in no case be less than the Minimum PESA Participation.

6.1.2	Accelerated termination of the restriction in certain cases

The limitations on PESA’s transfers during the Restriction Period stipulated in Clause 6.1.1 shall end in advance if the participation of Grupo Repsol YPF in the Company is less: (i) than thirty-five percent (35%); or (ii) in the case stipulated in the second paragraph of Clause 6.5, at the greater percentage participation thereat stipulated.

At all times the restrictions shall be deemed above any other additional restrictions that might exist in virtue of this Agreement.

For greater clarity, for the effects of calculating the percentage of Repsol YPF’s capital stock, the provisions of Clause 6.5 shall be taken into account.

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6.2	Transfer by Repsol YPF during the Restriction Period

During the Restriction Period, Grupo Repsol YPF undertakes to maintain an interest greater than or equal to fifty point zero one percent (50.01%) of the capital stock of the Company. Such 50.01% shall not in any case include Grupo Repsol YPF’s shares that are subject to performance of Option 1 and Option 2.

Notwithstanding, Grupo Repsol YPF may transfer its shares of the Company without being subject to the restriction established in the previous paragraph if two requirements are met: (i) the buyer is a first order company order incorporated in a “Permitted Country” (as such term is defined in the Term Loan) primarily dedicated to the oil and gas business and that at the time of the transfer has an A1 or better rating from Moody’s and of A+ or better from Standard and Poor’s (and such rating will not fall below such level pursuant to the transfer nor will it be placed in a “negative Watch” due to the same), and (ii) the buyer will adhere to this Agreement (for greater clarity, adhesion is understood to be the assumption by the buyer of the same obligations of Group Repsol YPF under this Agreement, in such a way that the buyer and Group Repsol YPF constitute only one Party in the terms of the current Shareholders Agreement).

The undertaking by Grupo Repsol YPF, established in the first paragraph of this Clause, shall remain for the period initially stipulated for the Term Loan, except if PESA pays off the Term Loan in full in advance.

Without prejudice to the foregoing, once PESA has paid the amounts owed as interest and principal corresponding to the Term Loan, Grupo Repsol YPF may transfer the Company’s shares provided that Grupo Repsol YPF maintains (i) a percentage greater than or equal to third-five percent (35%); or (ii) in the case stipulated in the second paragraph of Clause 6.5, the greater percentage participation thereat stipulated.

If during the Restriction Period, PESA’s participation were below the Minimum PESA Participation calculated as stipulated in Clause 6.5, such will not generate any liability whatsoever for Grupo Repsol YPF. Notwithstanding, Grupo Repsol YPF may transfer its participation without any amount limit.

In any case, while there are outstanding balances on the Vendor’s Loan, the funds that PESA obtains from the transfers that leave it below the Minimum Participation shall be fully allocated to paying off the outstanding balances of the Vendor Loan as stipulated in the Vendor’s Loan agreement.

6.3	Transferability of the shares after the Restriction Period

From the expiration of the Restriction Period onward, PESA may transfer its shares by any means and without limitation. For its part, Grupo Repsol YPF may transfer its shares in the Company until its participation reaches a percentage which, provided that PESA maintains Minimum PESA Participation, adds together with PESA’s real participation to forty percent (40%) of the capital stock of the Company.

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For greater clarity, if PESA’s participation were less than the Minimum PESA Participation, this will not generate any responsibility for PESA with regard to Repsol YPF Group, notwithstanding, Grupo Repsol YPF will be able to freely transfer its shares without limit.

In any case, while there are outstanding balances on the Vendor’s Loan, the funds that PESA obtains from the transfers that leave it below the Minimum Participation shall be fully allocated to paying off the outstanding balances of the Vendor Loan as stipulated in the Vendor’s Loan agreement.

While PESA’s participation is equal or exceeds the Minimum PESA Participation, Grupo Repsol YPF could only transfer its shares for below such percentage as added to PESA’s real participation represents, after the expiration of the Restriction period, forty percent (40%) of the Company’s capital, provided that the purchaser (i) is a first-tier company in the oil and gas industry (Oil & Gas); and (ii) it adheres to the Shareholders’ Agreement.

For the effects of the provisions of this Clause, to calculate PESA’s percentage of capital stock, the provisions of Clause 6.5 shall be used.

6.4	Right of Joint Sale (“Tag-along”) in favor of PESA on Sales of Material Blocs to Third Parties by Repsol YPF

Without prejudice to the provisions of Clause 6.2, the Parties agree that in the case that (i) PESA has paid all the amounts owed as interest and principal corresponding to the Term Loan; and (ii) Grupo Repsol YPF were to transfer or sell, directly or indirectly, to a Third Party, in any manner, including the assignment of its right to subscribe to shares, a number of shares in the Company greater (together with any other sale or transfer made by Grupo Repsol YPF, directly or indirectly, to such third party or to any of its Affiliates) to five percent (5%) of the capital stock of the Company (hereinafter, the “Material Block”), PESA shall have a right to exercise a follow-on right, to sell to the Third Party (to the detriment of the Repsol YPF shares) a number of shares of the Company directly proportional to the participation that PESA has, at that time, calculated on all of PESA and Repsol YPF’s shares together (PESA being able to exercise such right for the total or for a smaller number of the shares corresponding to such proportion). Such transfer shall be made at the same time and under the same terms and conditions agreed by Repsol YPF with the acquiring third party.

For greater clarity, the joint right of sale granted to PESA does not mean for PESA an obligation to sell to the acquiring third party.

If outstanding balances exist on the Vendor’s Loan, PESA may exercise that right of joint sale provided that the funds that PESA obtains from participating in this joint sale are fully allocated to paying off the outstanding balances of the Vendor’s Loan, as stipulated in the Vendor’s Loan.

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Pursuant to the aforesaid, if Grupo Repsol YPF were to receive an offer to purchase in any form, including the assignment of its right to subscribe to shares or rights inherent to the shares, of a Material Block (counting any other sale or transfer made by Grupo Repsol YPF, directly or indirectly, to such third party or to any of its affiliates, to calculate such Material Block) from any third party (the “Third-Party Acquirer”):

(i)	Grupo Repsol YPF shall send through certifiable means a copy of the offer received from the Third-Party Acquirer to PESA which shall indicate the price per share, the number of shares that the Third-Party Acquirer is offering to acquire, and the other terms and conditions of the offer.

(ii)	Once such copy is received, PESA shall have a period of thirty (30) business days (the “Exercise Period”) to exercise the right contained in this Clause 6.4. through notification to Grupo Repsol YPF within such Exercise Period.

(iii)	Once the Exercise Period has lapsed without PESA having given any response whatsoever to the preceding offer, it shall be construed that PESA waives the right to exercise the right granted to it in this Clause 6.4, with respect to such offer in particular.

(iv)	Repsol YPF shall sign the contract by which the shares indicated in the Third-Party Acquirer’s offer are transferred at the price and under the conditions indicated therein within a thirty (30) business day period following the expiration of the Exercise Period, otherwise the transfer of such shares shall once again be subject to the terms of this Clause.

If PESA were to exercise in the manner herein stipulated its follow-on right, Grupo Repsol YPF shall notify the Third-Party Acquirer in order for it to undertake the acquisition of the affected shares.

6.5	Calculation of participations

For greater clarity and for the effects of the provisions of Clauses 6.1, Clause 6.2 and Clause 6.3, to calculate the Minimum PESA Participation during the Restriction Period and after and for the effects of the provisions in Clause 5.2, in Clause 10.1 and in Clause 10.2 to calculate PESA’s participation, any dilutions from increases in capital stipulated in Clause 4.3.(i) or such other increases as are adopted without the favorable vote of PESA, shall not be taken into account.

As a result of the foregoing, if during the Restriction Period PESA’s real participation were lower than the Minimum PESA Participation, Grupo Repsol YPF shall maintain a participation which, added to PESA’s real participation, is greater than fifty percent (50%) of the capital stock of the Company and it may only transfer its participations pursuant to the provisions of Clause 6.2.

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Likewise, if after the Restriction Period PESA’s real participation were below the Minimum PESA Participation, Grupo Repsol YPF shall maintain a participation which, added to PESA’s real participation, is greater than or equal to forty percent (40%) of the capital stock of the Company (without calculating the shares of Grupo Repsol YPF that are subject to execution of Option 1 and of Option 2) and it may only transfer pursuant to the provisions of Clause 6.4.

For greater clarity, the Parties acknowledge and accept that Grupo Repsol YPF’s participation thresholds described in the preceding two paragraphs shall only be applicable in those cases in which PESA’s real participation were less than the Minimum PESA Participation as a sole consequence of any dilution which might derive from capital increases approved pursuant to the provisions of Clause 4.3.(i) or capital increases that were adopted without the favorable vote of PESA.

6.6	Rights to First Offer

If any of the Parties (hereinafter, the “Transferring Party”) were to decide to transfer a block of the Company Shares greater than ten percent 10% of the Company’s capital stock (hereinafter, a “Material Block of Shares”), the other Party shall have a right to a first offer on the Material Block of Shares under the following terms:

(i) The Transferring Party shall send written notification to the other party (hereinafter, “Notification of Intent to Transfer”) indicating (a) its intent to transfer a Material Block of Shares; (b) the number of Shares included in the aforementioned Material Block of Shares; and (c) the minimum price at which the Transferring Party wishes to transfer the Material Block of Shares (hereinafter, the “Minimum Price”).

(ii) Within a period of fifteen (15) business days from the date of receipt of the Notification of Intent to Transfer (hereinafter, the “Exercise Period”), the other Party shall inform the Transferring Party in writing whether it wishes to acquire all (and in no case part) of the Material Block of Shares for the Minimum Price (hereinafter, the “Notification of Exercise”).

(iii) If during the Exercise Period the Transferring Party does not receive a Notification of Exercise from the other Party, the Transferring Party may freely transfer all (and in no case part) of the Material Block of Shares to a Third Party within a maximum period of two (2) months from the expiration of the Exercise Period provided that the consideration received by the Transferring Party for the transfer of the Material Block of Shares is greater than or equal to the Minimum Price.

(iv) If the other Party notifies the Transferring Party during the Exercise Period and by the Notification of Exercise, of its intent to acquire the Material Block of Shares for the Minimum Price, the Transferring Party shall be obligated to transfer all of the Material Block of Shares for the Minimum Price within a period of forty five (45) days from the date the Notification of Exercise is received.

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6.7	Direct or indirect transfers in PESA and Grupo Repsol YPF

PESA’s obligation not to transfer its shares in the Company during the Restriction Period stipulated in Clause 6.1.1, shall likewise be applicable mutatis mutandis with respect to the ownership of PESA’s shares or participations and with respect to ownership of shares of all the companies which in turn are shareholders or direct or indirect members of PESA (among them, Petersen PTY, Ltd.), as well as with respect to ownership of the shares or participations of companies adhered to the Shareholders’ Agreement belonging directly or indirectly to the Eskenazi family.

Once the Restriction Period has lapsed, the Eskenazi Family and/or blood heirs shall directly or directly maintain at least sixty percent (60%) of PESA’s shares or participations. Any transfer of PESA’s direct or indirect participation by the Eskenazi Family shall require the prior consent of Repsol YPF. Repsol YPF undertakes not to deny such consent without reasonable justification.

Repsol YPF shall maintain, directly or indirectly, the participation percentages in Repsol Exploración, Caveant and Repsol YPF Capital that are listed in heading I.(4), last paragraph hereof.

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7.	CORPORATE AND OTHER POLICIES

7.1	Public Offering for Sale

The Parties shall attempt through the exercise of their voting rights within the General Meeting or on the Board of Directors, as applicable, to have the Company adopt and execute the Necessary Acts to allow a public offering for sale that would allow certain shares owned by Grupo Repsol YPF to be listed for trading on regulated securities markets (hereinafter, the “OPV”).

The Parties agree that the sale price per Share that is set in the OPV shall be set in view of the “Fair Market Value” and the number of Shares owned by Grupo Repsol YPF that will be transferred through the OPV shall be determined only and exclusively by Grupo Repsol YPF, without in any case the block to be transferred by Grupo Repsol YPF being less than ten percent (10%) of the Company’s capital stock.

Without prejudice to the foregoing, if PESA has paid all the amounts owed as interest and principal corresponding to the Term Loan, PESA may request and it shall have a right, as well as the shares owned by Repsol YPF, for a percentage of its shares of the Company that is directly proportional to the participation that PESA holds, at that time, with respect to all the shares owned by PESA and Grupo Repsol YPF, to be included in the OPV.

PESA may participate in the OPV in the percentage indicated in the prior paragraph provided that the funds that PESA obtains from selling that percentage of shares in the OPV are allocated entirely to pay off the outstanding balance of the Vendor’s Loan, pursuant to the provisions of the Vendor’s Loan.

Grupo Repsol YPF undertakes not to accept offers to purchase and not to transfer shares of the Company in the OPV before the Waiting Period has ended. Additionally, on the basis of said OPV process, Grupo Repsol YPF will not transfer its shares of the Company before the Waiting Period has ended without previously obtaining from the eventual buyer (i) an identical undertaking to that assumed by Grupo Repsol YPF in Clause 7.5 of this Agreement and (ii) commitment to not transfer its shares of the Company before the Waiting Period has ended.

7.2	Acquisitions and reorganization of assets in Latin America

The Parties share the Company’s strategic vision as a leading continental company in the hydrocarbons sector. To execute this vision, it is desirable for the Company to proceed with a certain expansion and diversification of the geographic areas in which its assets are located and its business executed. To allow for such expansion, the Parties shall enable the Company to study and evaluate the possible acquisition at market price and conditions of certain of grupo Repsol YPF’s businesses and assets in certain jurisdictions in Latin America, which are described in Appendix 7.2 (hereinafter, the “Latin American Assets”). Such acquisition shall be undertaken if it is beneficial and in the best interest and benefit of the Company.

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To proceed with the acquisition of the Latin American Assets, it shall be necessary for such acquisitions, taken as a whole, to be “accretive” (that is to say, “that increase”) for the Company, in relation to its net profit and ability to distribute dividends, both in the short-term and under reasonable medium- and long-term estimates.

The Parties undertake that such acquisitions be made in all cases charged to the financial resources to which the Company has access, and without recourse to its shareholders.

Likewise, for the same purpose, the Parties share the judgment on the convenience of disposing in favor of third parties of certain non-strategic assets in certain areas. The cash flow that such transfers should produce will allow the Company to undertake with greater efficiency the investment plans designed to strengthen and optimize its strategic resources without reducing the dividends paid to its shareholders.

7.3	Dividends

The Parties agree to strengthen a dividend policy that is satisfactory to the Parties and that contributes to the characterization of the Company shares in the market as particularly attractive for their payout.

The Parties agree to distribute as a dividend ninety percent (90%) of the profit of the Company, which will be made in two (2) payments each year.

The Parties shall vote in favor of the corporate resolutions needed for the Company to decided to distribute a special dividend of eight hundred and fifty thousand United States dollars (US$ 850,000,000) which shall be paid (i) 50% during 2008 (25% during the first six months and 25% in the second half of the year); and (ii) the remaining 50% during the year 2009 (25% during the first six months and 25% in the second half of the year).

7.4	Business Plan and Annual Budget

The Company’s business or strategic plan (hereinafter, the “Business Plan”) and the Company’s annual budget (hereinafter, the “Annual Budget”) shall be overseen and presented only by the CEO assisted by the Company’s management, and submitted for approval by the Board of Directors. The Annual Budget shall be submitted for consideration by the Board of Directors at least two (two) months in advance of the end of the current fiscal year. The Business Plan shall have a duration greater than one year.

The minimum content of the Business Plan shall be: (i) the expenses and investments to be made during the next four (4) years; (ii) the estimated revenue during the next four (4) years; and (iii) the debt level forecast during the next four (4) years.

The Annual Budget shall include all of the immediately prior fiscal year, and its minimum content shall be: (i) the expenses and investments to be made during the year; (ii) the estimated income during the year; (iii) the debt level forecast during the year.

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The Parties agree that the Business Plan and the Annual Budget shall, in all cases, be compatible with (i) compliance with the Company’s concession agreements; (ii) the efficient use of the resources of the Company itself; (ii) the reorganization of its assets increasing the value of the Company; (iv) the characterization of the Company shares in the markets as particularly attractive because of their payout; and (v) the investment levels and the performance of projects need to create the Company’s value.

The CEO shall be solely responsible for presenting the Business Plan and the Annual Budget for approval thereof by the Board of Directors. Once the draft Business Plan and/or Annual Budget re presented by the CEO, the Board of Directors may only: (i) approve the Business Plan and/or Annual Budget as they are proposed by the CEO; or (ii) reject the proposed Business Plan and/or Annual Budget entirely. In no case may the Board of Directors modify, add to, amend or supplement or partially approve the CEO’s proposed Business Plan and/or Annual Budget.

In case of non-approval by the Board of Directors of the Business Plan and/or the Annual Budget, the Board of Directors shall limit itself to returning the proposal to the CEO for him to prepare and present a new proposed Business Plan and/or Annual Budget to it.

This new proposal shall be presented within one month from the end of the current fiscal year. Prior to his new presentation, the CEO shall consult with the Chairman of the Board of Directors.

In terms of expenses, when the level of budgetary deviation of expenses or approval of unbudgeted expenses requires the approval of the Board of Directors, as per the Company’s Investment and Expense Rules, the proposal for it to be approved by the Board of Directors shall be the sole and exclusive responsibility of the CEO.

7.5	Commitment of Grupo Repsol YPF with respect to the PESA Tender Offer [OPA] for taking a controlling interest in the Company in the supposed exercise of Option 1 or Option 2

If the Holder of the Option exercise, respectively, Option 1 or Option 2, Grupo Repsol YPF irrevocably undertakes not to participate in the Tender Offer [OPA] that any of them or an Affiliate 100% owned by the Eskenazi Family has to make for shareholders of the Company as a result of the acquisition of more than 15% of the Company’s capital stock. To this end, Grupo Repsol YPF shall present to the CNV, the SEC, and the National Securities Commission, a formal statement to prove that commitment not to participate in the Tender Offer [OPA] under the terms of the pro-forma document that is attached as Appendix 7.5, and any other document that is reasonably required by those authorities to that end.

7.6	Compliance with the terms of the Registration Rights Agreement by the Company

Grupo Repsol YPF and PESA undertake to actively perform all the Necessary Acts for the Company to observe and comply fully with all the terms of the Registration Rights Agreement.

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7.7	Agreement between Grupo Repsol YPF and PESA to modify Article 7d) of YPF’s Corporate Bylaws

Grupo Repsol and PESA undertake to actively perform all the Necessary Acts for the Company to amend its corporate bylaws so as to demand the launch of a Tender Offer [OPA] for 100% of the shares only in the following cases: (i) when an interest equal to or exceeding 15% of the capital stock of the Company is acquired; or (ii) when an interest equal to or exceeding 50% of the capital stock of the Company is acquired, thereby, it shall eliminate the obligation in the bylaws, of launching a Tender Offer [OPA] each time an additional interest is acquired once 15% of the Company’s capital stock has been previously acquired if such acquisition does not exceed 50% of the capital stock of the Company.

8.	INFORMATION

The Parties acknowledge and accept that the Company will provide, through its management line, to Grupo Repsol YPF all the corporate information that it needs to meet its obligations as controlling company of the Company, within the timeframes established by Grupo Repsol YPF. The Parties shall perform all the Necessary Acts to that end.

Likewise, the Company shall provide PESA with the information it needs to perform its obligations as a material shareholder of the Company.

Any of the Parties may obtain a copy of the information provided by the Company to the other. In any case the Corporate Information shall be treated by PESA as confidential, undertaking to maintain that nature strictly while such information is not made public by Repsol YPF and/or the Company, and it may only be used by PESA to perform this Agreement.

The Board of Directors by ordinary majority shall likewise be responsible for taking the measures needed to ensure the flows of information to the Parties for the purpose of performing this Clause.

9.	DEFAULT

Default by any of the Parties with respect to the matters stipulated in this Agreement shall give a right to the other Party in bonis to be indemnified for all damages or losses it may incur as a direct result of this default.

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10.	DURATION, MODIFICATIONS, AND ASSIGNMENT

10.1	Duration

This Agreement shall take effect on the day it is signed, and it shall remain in effect during the entire duration of the Company, including all of its extensions, provided that (i) Grupo Repsol YPF is the holder, directly or indirectly, of shares representing at least twelve point five percent (12.5%) of the capital stock of the Company; and (ii) PESA is holder, directly or indirectly, of shares representing at least ten percent (10%) of the capital stock of the Company (hereinafter, the “Effective Period”).

For greater clarity, the provisions of Clause 6.5 shall be applicable to this clause.

10.2	Accelerated Termination

This Agreement may be terminated in advance and immediately by any of the Parties, notification to the other Party being sufficient therefore, in the cases indicated below:

(i)	If the shareholdings of Grupo Repsol YPF in the Company were below twelve point five percent (12.5%) or that of PESA were below ten percent (10%). Without prejudice to the termination of this Agreement, the Parties shall explore in good faith possible alternative agreements in accordance with their respective participations.

For greater clarity, the provisions of Clause 6.5 shall be applicable in this clause.

(ii)	In case of default on this Agreement by any of the Parties pursuant to the provisions of Clause 9.1, the compliant party shall have the right to terminate this Agreement immediately.

(iii)	If Repsol YPF or PESA cannot provide the other party a sufficient guaranty within thirty (30) business days after its declaration of bankruptcy, the other Party shall have a right to terminate this Agreement immediately.

In such cases the Parties shall be obligated to adopt and provide their consent for such acts, decisions, and agreements as are necessary to terminate this agreement to be adopted.

11.	MISCELLANEOUS

11.1	Modifications

This Agreement may not be modified except if made in writing signed by the Parties and with express and unequivocal mention of the modification agreed.

If any of the Parties does not exercise any right that appertains to it with respect to a specific act or event in virtue of this Agreement, such shall not imply a waiver of that right and it shall not prevent in any manner whatsoever the subsequent exercise of such right with respect to other acts or events during its effective period.

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11.2	Assignment

The full or partial assignment, direct or indirect, to a third party of the Agreement or of any of the rights and obligations derived herefrom may not take place – nor be deemed valid – except upon express written consent of all of the Parties, except the adhesion agreements stipulated in this Agreement.

The Parties agree that the Term Loan and the “Securities Documents” (as such term is defined in the Term Loan) signed by PESA by reason of the financing stipulated in the Term Loan, do not imply a breach of this Clause 11.2.

11.3	Adhesion to the Shareholders’ Agreement

The Holder of the Option who exercises such right in whole or in part shall, in all cases, adhere to this Shareholders’ Agreement by a statement of express will in that sense certifiably notifying Grupo Repsol YPF, at the same time it acquires the Company shares that Grupo Repsol YPF sells it pursuant to such Option 2.

In all cases, as soon as the adhesion to the Agreement by the Holder of the Option , the rights attributed to PESA pursuant to the same, will be understood to be attributed jointly and inseparably to PESA and to the Holder of the Option. To that effect, PESA and the Holder of the Option must exercise their rights in this Agreement through a single representative which shall be communicated to all Parties in the notification foreseen by the previous paragraph.

The Holder of the Option who exercises such option in whole or in part shall have this selfsame adhesion obligation with respect to the Registration Rights Agreement, assuming, pursuant to such adhesion, the same rights and obligations as PESA, constituting with PESA a single party.

11.4	Nonexistence of agreements with other shareholders and with third parties

Grupo Repsol YPF and PESA represent that they have not signed agreements with any other shareholder of the Company. Grupo Repsol YPF and PESA undertake to sign agreements with other shareholders with respect to the ownership or exercise of any rights corresponding to their shares of the Company or which grant rights or privileges of any nature related to the transfer of the shares of the Company.

Grupo Repsol YPF and PESA represent that they have not signed agreements with any other third party, except for the Term Loan and the complementary documents . Grupo Repsol YPF and PESA undertake to sign agreements with other shareholders with respect to the ownership or exercise of any rights corresponding to their shares of the Company or which grant rights or privileges of any nature related to the transfer of the shares of the Company.

11.5	Notifications

All communications between the Parties to this Agreement shall be made in writing and sent by fax and confirmed by certified mail with acknowledgment of receipt to the addresses and persons listed in Appendix 11.4 of this Agreement.

The Parties shall coordinate the time and content of any press release or public announce, in strict observance of the duties and obligations required by applicable precepts.

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11.6	Expenses and fees

Except as otherwise stipulated, the expenses and taxes resulting from signing this Agreement shall be borne by the Party determined by the applicable law.

11.7	Partial nullity

If any clause of this Agreement were declared, in whole or in part, null and void or ineffective, such nullity or ineffectiveness shall only affect such provision or the part thereof that is null or ineffective, the Agreement subsisting in all other matters, and that provision, or the part thereof that is affected, being deemed not placed. The Parties shall hold mutual consultations and shall make their best effort to agree on a valid and enforceable clause that constitutes a reasonable replacement for the null and unenforceable stipulation pursuant to the spirit of this Agreement.

In the cases in which this document stipulates alternate requirements or alternate procedures to reach an agreement or approve a certain matter, if one or more of such requirements or alternate procedure were declared in whole or in part null or ineffective, such nullity or ineffectiveness shall affect only such requirement or procedure or the part thereof that is null or ineffective, the other requirements or alternative procedures stipulated subsisting and being applicable, and such requirement or procedure, or the part thereof that is affected, shall be deemed not put.

11.8	Applicable law

The Parties expressly agree that this Agreement is governed by the laws of the Argentine Republic.

11.9	Jurisdiction

The Parties expressly subject any disagreement or controversy that might arise on this Agreement or its execution, or which is related to it, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before (3) arbitrators appointed pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum that might appertain to them.

The Parties state that they know and accept the rules and regulations of the CCI, pursuant to whose rules, if applicable, the arbitration proceeding shall take place.

The arbitration proceeding shall take place in the Spanish language in the city of New York (USA), in the place designated by the CCI.

The legal arbitration shall be subject to Argentine law and three (3) arbitrators shall hear it. Vendor and Purchaser shall appoint one (1) arbitrator, the third of them appointed jointly by the arbitrators so appointed. If the first two (2) arbitrators cannot agree on the selection of the third arbitrator, he shall be appointed pursuant to the current rules of the CCI.

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Likewise, the prosecution of the arbitration proceeding shall be subject to the rules and regulations of the CCI.

The Parties shall request that the arbitrators include in the arbitration decision an express decision on the costs. The decision on costs shall be proportional to the estimate of the claims of the Parties contained in the arbitration decision.

The arbitration shall in all cases be final and the Parties are bound to perform and to voluntarily go through the provisions of the arbitration decision, within the timeframes set by common accord at the start of the arbitration proceeding. On lack of agreement, the provisions of the CCI Regulation shall be applicable.

Subsidiarily, and if necessary, especially in relation to the forced execution of the arbitration, the holding of the preparatory proceedings as well as the request for injunctions or measures of any other type, the Parties subject themselves, with express waiver of any other forum that might appertain to them, to the Courts and Tribunals of the city of Madrid or of city of Buenos Aires at the discretion of the complainant Party.

In relation to requests for injunctions or preventive orders related to the application of this Agreement:

(i) the Parties subject themselves, with express waiver of any other forum or jurisdiction, the Courts and Tribunals of the city of Madrid or city of Buenos Aires, at the discretion of the party complainant, to request injunctions related to the regime to transfer shares stipulated in Clause 6 of this Agreement.

(ii) the Parties subject themselves, with express waiver of any other forum or jurisdiction that might appertain to them, to the arbitration body and procedure to which they submit themselves in this Clause 11.8, to request injunctions related to the rest of the Clauses of the Agreement, and especially in relation to Clauses 4, 5, and 7 hereof.

11.10	Initialization of the Agreement

The Parties expressly authorize Messrs. Enrique Hernández Pérez, in behalf of Grupo Repsol YPF, and Mr. Mauro Renato Dacomo, in behalf of PESA, to initialize each and every one of the pages of this Agreement, including Appendices, and copies thereof.

11.11	Notification of the company

The Parties undertake to notify the Company of this Agreement on the date hereof.

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11.12	Entirety of the Agreement

This Agreement constitutes the entirety of that agreed by the Parties in relation to the matters treated herein and it shall prevail over any other prior agreement or understanding in relation to the same matters. All the Appendices to this Agreement constitute an integral part hereof.

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AND IN WITNESS WHEREOF, the Parties sigh this Agreement in five (5) copies with one single effect in the place and on the date indicated in the heading.

REPSOL YPF, S.A.	REPSOL EXPLORACIÓN, S.A.

Mr. Antonio Brufau Niubó	Mr. Nemesio Fernández-Cuesta Luca de Tena

CAVEANT, S.A.	REPSOL YPF CAPITAL, S.L.

Mr. Fernando Ramírez Mazarredo	Mr. Fernando Ramírez Mazarredo

PETERSEN ENERGÍA, S.A.

Mr. Matias Eskenazi Storey

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Execution Version

LIST OF APPENDICES

Appendix 1	Definitions

Appendix 7.2	Repsol YPF’s exploration businesses and assets

Appendix 7.5	Agreement not to participate in the Tender Offer [OPA]

Appendix 11.5	Notifications

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Execution Version

Appendix 1

Definitions

“Agreement”	Means the present agreement entered into by and between shareholders signed by the Parties in the date presented in the title with all its annexes and possible modifications agreed to by the Parties in accordance with the foreseen in the same.

“Necessary Acts”	Means, in relation to the results whose obtainment is required, all measures that are reasonable in business terms and which, within the legal authority of the Party in charge of performing those “Necessary Acts” is pertinent for the purposes of obtaining such result. Such measures include, without limitation, (a) attending the corresponding meetings and casting votes with respect to all of the shares of which the Party obligated to perform the “Necessary Acts” owns; (b) instructing the Directors appointed by or at the proposal of such Party to convene meetings of the board of directors and/or meetings and to vote favorably in meetings of the board of directors and/or make entries into the corporate books and pertinent registries, and to make presentations and/or notifications to Caja de Valores S.A., the CNV, the Buenos Aires Stock Exchange, the SEC, the Inspectorate General of Justice, the ADR depositary and any other authority or body which is necessary in order to obtain the result sought, and which are performed pursuant hereto or to order that they be removed from their positions if they do not perform such acts or do not act pursuant hereto; (c) preparing, executing, and/or signing documents, presentations and notifications and/or registrations or similar acts that are required in order to reach the aforementioned result; (d) adoption by the Parties of other legitimate and suitable means to prevent third parties alien to this Agreement from jeopardizing the effectiveness of its provisions, as well as to give instructions and recommendations to the directors designated by or proposed by the Party in relation to such measures to defend the Agreement.

“Affiliate”	Shall mean:

a) those companies or natural persons who hold a participation or control, under any title or for any reason, directly or indirectly, more than 50% of the capital stock and the votes of any of the Parties;

b) those companies whose capital stock and votes are by more than 50%, under any title or for any reason, directly or indirectly, owned or controlled by any of the Parties;

c) those companies whose capital stock and votes are by more than 50%, under any title and for any reason, owned or controlled by companies or natural persons who fall under subparagraphs “a” and “b”, above.

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“CCI”	Means the International Chamber of Commerce.

“Executive Committee”	Means the collegial body cited in Clause 5.3.4.

“Management Committee”	Means the collegial body cited in Clause 5.3.5.

“Company”	Means the company YPF, S.A.

“Purchase and Sale Agreement”	Means the purchase and sale agreement for 14.9% of the shares of the Company, signed on February 21, 2008 by and between PESA and GRUPO REPSOL YPF.

“First Option Agreement”	Means the option agreement signed today by and between Repsol YPF and Messrs. Eskenazi.

“Second Option Agreement”	Means the option agreement signed today by and between Repsol YPF and the Holder of the Option.

“COO”	Means the person who shall be appointed by the Board of Directors pursuant to Clause 5.5.3.

“PESA”	Means Petersen Energía S.A., and/or any company 100% owned or controlled, directly or indirectly, by the Eskenazi Family that adheres to this Agreement as a party pursuant to the provisions of Clause 11.3.

“Directors designated by Repsol YPF”	Means the Directors that Grupo Repsol YPF has a right to designate, both full and alternate Directors, from among the Directs that are appointed by Class D Shares.

“Directors designated by PESA”	Means the Directors that PESA has a right to designate, both full and alternate Directors, from among the Directs that are appointed by Class D Shares.

“Independent Directors	Means the Company directors who meet the requirements to be deemed independent directors pursuant to the regulations applicable to the Company, including Decree 677-2001 and the CNV rules.

“Eskenazi Family”	Means, jointly, Messrs. Eskenazi and/or their heirs, and individually and indistinctly, any of them, as well as (a) the spouses and/or the straight-line descendents (including adopted children) of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and/or Mr. Ezequiel Eskenazi Storey, (b) any trust to the exclusive benefit of any person or persons cited in clause (a), (c) any family trust, partnership or limited-liability company established for the sole benefit of any person or any persons mentioned in clause (a), or for the purposes of estate planning, of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey, and/or (d) their heirs, executors named by testator, executors designated by probate court, curators or conservators of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi Storey, any of them, or a trust established in virtue of any of their wills after their death or disability.

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“Default / Breach”	Means (i) any full default of material obligations; (ii) defective, repeated, and uncured performance of material or formal obligations; (iii) prolonged arrears in the performance of any obligations; assumed by any of the Parties in virtue of this Agreement or the agreements or contracts to which it refers.

“Meeting”	Means the shareholders’ meeting .

“Applicable Law”	Means the Laws of the Argentine Republic.

“Option 1”	Means Messrs. Eskenazi’s option to acquire from Repsol YPF up to 0.1 percent (0.1%) of the capital stock of the Company pursuant to the First Option Agreement.

“Option 2”	Means the option of the Holder of the Option to acquire from Repsol YPF up to ten percent (10%) of the capital stock of the Company pursuant to the Second Option Agreement.

“OPV”	Means Public Offering for Sale of shares.

“Transferring Party”	Has the meaning established in Clause 6.5.

“Minimum PESA Participation”	Means a participation in the Company’s capital stock by PESA and/or any company 100% owned or controlled, directly or indirectly, by the Eskenazi Family, calculated without taking into account any dilutions that such participation might suffer because of increases in capital stipulated in Clause 4.3(i) or such other increases as are adopted without the favorable vote of PESA, equivalent (i) in the instance where Option 2 has not been exercised, to 10%; (ii) if Option 2 has been fully exercised, 15%; and (iii) if Options 2 was partially exercised, at the percentage resulting from adding to the 10% participation (applicable if Option 2 was not exercised), the percentage resulting from reducing proportionally by 5% (percentage difference between the case of a full exercise of Option 2 and non-exercise) the percentage at which Option 2 was exercised (never being able to exceed the 15% applicable in the case of full exercise of Option 2).

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“Business Plan and Annual Budget”	Means the business plan and annual budget of the Company.

“Party” or “Parties”	Mean either Grupo Repsol YPF or PESA or both, as the case may be.

“Waiting Period”	Means the 3 (three) month period starting from the execution of this Agreement.

“Restriction Period”	Means the 5-year period for which PESA undertakes not to transfer its shares voluntarily, pursuant to the provisions and the exceptions stipulated in Clause 6.1.1.

“Effective Period”	Means the duration of the Agreement, as established in Clause 10.1.

“Subsidiary of the Company”	Means (a) those companies or legal entities whose capital stock and votes are, under any title or for any cause, directly or indirectly more than 50% owned or controlled by the Company; or (b) owned or controlled, in turn, by any company or entity owned or controlled by the Company .

“Material Subsidiary”	Means any Subsidiary of the Company that represents at least 5% of the Company’s net consolidated capital.

“Tag-along”	Means the right of joint sale to PESA in sales of Material Blocks to third parties by Repsol YPF as stipulated in Clause 6.4.

“Term Loan”	Means the finance agreement signed by PESA with specific financial entities that is attached as Appendix E-IX to the Purchase and Sale Agreement, signed on February 21, 2008.

“Holder of the Option”	Means Messrs. Eskenazi and/or any company, 100% controlled, directly or indirectly, by the Eskenazi Family and/or any member of the Eskenazi Family, or those that met the requirements of Clause 6.7 of this Agreement.

“Vendor’s Loan”	Means the finance agreement signed by the Parties on February 21, 2008, which is attached as Appendix E-X to the Purchase and Sale Agreement.

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Appendix 7.2

Repsol YPF’s exploration businesses and assets

[NOT FILED]

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Appendix 7.5

Agreement not to participate in the Tender Offer [OPA]

[Place and Date]

[National Securities Commission]

[National Securities Exchange Commission]

[Securities and Exchange Commission]

Dear Sirs:

We are writing to you, in order to inform you that, (i) due to the statement of Petersen Energía, S.A. (PESA) or another entity of Grupo Peterson of its intent to acquire 20,000 Class D shares of YPF, S.A. (the “Company”) (the “Additional Purchase”) after the date on which the purchase by PESA from Grupo Repsol YPF of 58,603,606 Class D shares of the Company implemented through the purchase and sale of stock agreement signed by and between PESA and Grupo Repsol YPF on February 21, 2008, takes place; and (ii) in virtue of Clause 7.5 of the Shareholders’ Agreement dated February 21, 2008 by and between Grupo Repsol YPF and PESA:

(a)	Grupo Repsol YPF has undertaken not to participate, from the date hereof until [ ] (the “Abstention Period”), in the public offer to acquire shares of the Company made by PESA or another entity of Grupo Petersen as a result of the Additional Purchase, in virtue of the provisions of Article 7 of the Company’s Corporate Bylaws, either through the sale, offer to sell shares or other securities convertible into shares, if they exist, and/or American Depositary Shares (“ADS’s”) and their respective American Depositary Receipts (“ADR’s”) belonging to Grupo Repsol YPF in the Company, or the execution by Grupo Repsol YPF of any transaction in virtue of which the economic value of its shareholdings in the Company is transferred;

(b)	The commitment assumed by Grupo Repsol does not cover any other public offer to acquire or analogous offer (i) made by any person other than PESA or another entity of Grupo Petersen or (ii) made by PESA or another entity of Grupo Petersen as a result of any reason other than the Additional Purchase.

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Appendix 10.4

Notifications

Grupo Repsol YPF	Paseo de la Castellana no. 278-280
28046 Madrid (Spain)
Fax: (34) 91 348 04 47
Attention: Corporate Director of Strategy and Development
With copy to
Fax: (34) 91 348 40 86
Attention: Corporate Legal Director

PESA	Cerrito 740, 1st Floor
C 1010 AAP City of Buenos Aires (Argentina)
Fax: (54) 11 55 55 01 00
Attention: Mr. Ignacio Moran
With copy
Fax: (54) 11 55 55 01 00
Attention: Mr. Mauro Dacomo

Company	Avenida President Roque Sáenz Peña, 777
C 1035 AAC City of Buenos Aires (Argentina)
Fax: 54) 11 50 71 57 72
Attention: Director Legal Matters

Shareholders’ Agreement	44

FIRST SHARE PURCHASE AND SALE OPTION AGREEMENT

by and between

Grupo Repsol YPF, S.A.

and

Mr. ENRIQUE ESKENAZI

Mr. SEBASTIÁN ESKENAZI

Mr. MATÍAS ESKENAZI STOREY

Mr. EZEQUIEL ESKENAZI STOREY

February 21, 2008

“This is a convenience translation into English of a Spanish-language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail.”

SHARE PURCHASE AND SALE OPTION AGREEMENT

In Madrid, on February 21, 2008

BY AND BETWEEN

On the first part,

(1)

Of the first part Repsol YPF, S.A., the parent company of Grupo Repsol YPF (hereinafter, “Repsol YPF”), established pursuant to Spanish law on November 12, 1986 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Miguel Mestanza Fraguero, on the same date under number 4,293 of those of his Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 7063,6058 of the 3rd Section of the Corporations Book, Sheet 119, Page M-72.059-1. Repsol YPF has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), A-78374725, is current.

Herein represented by Mr. Antonio Brufau Niubó, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 40.824.513-L, valid, by virtue of the power of attorney granted on October 29, 2004, before the notary public of Madrid, Mr. Carlos Rives Gracia, protocol number 2,889.

Hereinafter Repsol YPF shall be referred to as the “Vendor”.

(2)	Repsol Exploración, S.A., (hereinafter, “Repsol Exploración”) established pursuant to Spanish law on May 5, 1965 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Joaquín Enrique Pérez del Real on the same date under number 2,098 of those of his Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 3146, Sheet 1, Page M-53739. Repsol Exploración has its principal executive offices at Paseo de la Castellana 280, 28046 Madrid and its tax identification code (CIF), A-28138873, is current.

Herein represented by Mr. Nemesio Fernández-Cuesta Luca de Tena, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 786.139-E, valid, by virtue of the power of attorney granted on January 26, 2005, before the notary public of Madrid, Mr. Carlos Rives Gracia, protocol number 150.

(3)	Caveant, S.A., (hereinafter “Caveant”) established pursuant to Argentine law, with Bylaws registered at the Superintendency of Corporations on July 2, 1980 under Corporations Book 95, Number 2,415, Volume A. Caveant has its principal executive offices at Buenos Aires, Avda. Presidente Roque S. Peña 777 and its tax identification code (CIF) 30-62881362-7, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, valid, by virtue of the power of attorney granted on February 14, 2008, before the notary public of Buenos Aires, Mr. Carlos Emilio del Río, folio 110 of his protocol.

(4)	Repsol YPF Capital, S.L., a wholly owned subsidiary of the Repsol group (hereinafter, “Repsol YPF Capital”) established pursuant to Spanish law on December 20, 2002 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Carlos Rives Gracia, on the same date under number 4,166 of those of his Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 18308, Sheet 171, Page M-317473. Repsol YPF Capital has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), B-83505651, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, valid, by virtue of the power of attorney granted on February 19, 2008, before the notary public of Madrid, Mr. Martín Recarte Casanova, protocol number 590.

On the second part,

(1)	Mr. Enrique Eskenazi, of age, married, a Spanish citizen, with professional domicile at Buenos Aires (Argentina), Avenida Coronel Díaz 2.748, 7º, and holder or Argentine passport number 03171746M, valid and of Foreigner’s Identity Number (N.I.E.) X-9298901-R, valid.

(2)	Mr. Sebastián Eskenazi, of age, married, a Spanish citizen, with professional domicile at Buenos Aires (Argentina), Avenida Coronel Díaz 2.748, 7º and holder or Argentine passport number 16764074N, valid and of Foreigner’s Identity Number (N.I.E.) X-9298838-F, valid.

(3)	Mr. Matías Eskenazi Storey, of age, married, a Spanish citizen, with professional domicile at Acassuso, Buenos Aires (Argentina) and holder or Argentine passport number 20383823N, valid and of Foreigner’s Identity Number (N.I.E.) X-9298890-J, valid.

(4)	Mr. Ezequiel Eskenazi Storey, of age, married, a Spanish citizen, with professional domicile at Acassuso, Buenos Aires (Argentina) and holder or Argentine passport number 14156036N, valid.

Herein represented by Mr. Matías Eskenazi Storey, by virtue of the power of attorney granted in Argentina before the notary public of the City of Buenos Aires, Mr. Martín Luís Buasso, on February 11, 2008, duly apostilled.

Hereinafter Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey shall jointly be referred to as the “Purchaser” or the “Beneficiary.”

Hereinafter, Vendor, Repsol Exploración, Caveant y Repsol YPF Capital, shall jointly be referred to as the “Grupo Repsol YPF” or the “Grantor.” Likewise, Grupo Repsol YPF and the Purchaser shall jointly be referred to as the “Parties,” and each one of them individually as a “Party.”

WHEREAS

I.	YPF, S.A. (hereinafter, the “Company”) is an international company, leader in the hydrocarbons sector in Argentina, and a member of Grupo Repsol YPF.

II.	That on this date, and simultaneously with the signing of this Agreement, Grupo Repsol YPF and Petersen Energía, S.A., have entered into a share purchase and sale agreement, in virtue of which Grupo Repsol YPF has transferred to Petersen Energía, S.A., 58,603,606 shares of the Company in the form of American Depositary Shares (“ADSs”) each representing one Class D share and evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (hereinafter, the “Depositary”) in accordance with the terms of the Deposit Agreement between the Depositary and the Company dated July 1, 1993 (the “Deposit Agreement”) representing 14.9% of the capital stock of the Company (hereinafter, the “Purchase and Sale Agreement”). Likewise, in a single act with the signing of the Purchase and Sale Agreement, the aforementioned parties have signed the Shareholders’ Agreement.

III.	That on this date, and simultaneously with the signing of this Agreement, Grupo Repsol YPF and the Purchaser have entered into a purchase and sale option agreement for shares of the Company representing 10% of its capital stock (hereinafter, the “Second Option Agreement”).

IV.	That on this date, and simultaneously with the signing of this Agreement, Grupo Repsol YPF and Petersen Energía, S.A., (a company which is wholly owned by the Eskenazi Family) have entered into a registration rights agreement with respect to the shares purchased on this date by virtue of the Stock Purchase Agreement, in which the Parties have undertaken to enter into a new registration rights agreement with respect to the shares (and ADSs) covered by this Agreement and by the Second Option Agreement (“Registration Rights Agreement”)

V.	Grupo Repsol YPF has the intention of transferring to Petersen Group, which in turn is interested in acquiring, shares in the company representing up to 25% of its capital stock. 14.9% is subject to transfer in the Purchase and Sale Agreement, 10% is subject to the Second Option Agreement and the remaining 0.1% is subject to this Option Agreement. All that under such terms and conditions as are agreed in the respective agreements.

VI.	Grupo Repsol YPF owns 330,933,384 class D shares of the Company’s capital stock.

VII.	The Purchaser is interested in obtaining and Grupo Repsol YPF is interested in granting, a purchase option on the Shares, for which they enter into this agreement (hereinafter, the “Agreement”) pursuant to the following

CLAUSES

1.	DEFINITIONS

For the effects of this Agreement, the following terms shall have the meanings which are cited therefor below. All the terms used in this Agreement which are not defined in this stipulation, but which are so in any other place in this Agreement, shall have the meaning assigned to them in that other place in this Agreement.

•

“Shares”: Class D shares of the Company (including any “ADSs”, “ADRs” and/or any other certificate of deposit or custody and/or representative of the Shares) representing 0.1% of the capital stock of the Company (counting any option, uncapitalized contribution, right to receive shares in the Company and any other security or debt convertible into shares as if such right and/or conversion had materialized, as well as all the rights and shares derived from capitalizations of reserves, revaluations, capital adjustments, and any contributions, irrevocable or not, that are pending capitalization on the Exercise Date), as well as all the political and capital rights that appertain thereto, including any preferred option or right of subscription, the right to receive any dividend or distribution corresponding thereto, either in stock, in kind, or in cash voted and not distribution by the Exercise Date and any other rights of any nature that the Vendor has in its capacity as owner of the Shares.

•

“Shareholders’ Agreement”: The agreement signed today by Petersen Energía, S.A. and Grupo Repsol YPF that regulates a) its relationships qua shareholders of the Company and in particular, certain rights and obligations derived from its status as shareholders of the Company; and b) certain aspects related to the functioning of the Company and its organizational structure.

•	“Auditor”: Accounting firm designated in accordance with the provisions of Appendix A.

•

“Beneficiary” or “Purchaser”: jointly, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi, Mr. Enrique Eskenazi and Mr. Ezequiel Eskenazi or the company to which this Agreement is assigned to pursuant to Clause 8.2.

•

“Company”: Means the Argentine company YPF, S.A., registered at the Superintendency of Corporations under Corporations Book 108, Number 404, Volume A, with principal executive offices at Avda. Presidente Roque Saénz Peña 777, C1035AAC Ciudad de Buenos Aires, Argentina and current tax identification code (CIF), 30-54668997-9, current.

•	“Agreement”: This purchase option agreement.

•

“Purchase and Sale Agreement”: The purchase and sale agreement signed today by Grupo Repsol YPF and Petersen Energía, S.A., in virtue of which Grupo Repsol YPF has transferred to Petersen Energía, S.A., shares in the Company representing 14.9% of its capital stock.

•

“Second Option Agreement”: the agreement entered into on this date by Grupo Repsol YPF and the Purchaser, by virtue of which, Grupo Repsol YPF has granted the Purchaser a purchase and sell option for certain shares of the Company representing 10% of its capital stock.

•	“Business Day”: Any day of the week excluding Saturdays, Sundays, and holidays set by the official calendars for Madrid (Spain), the City of Buenos Aires (Argentina) and New York (United States).

•

“Eskenazi Family”: Messrs. Enrique Eskenazi and/or Sebastián Eskenazi and/or Matías Eskenazi Storey and/or Ezequiel Eskenazi and/or their inheritors and individually and indistinctly, any of them, as well as (a) the spouse and/or any lineal descendant (including adopted children) of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and/or Mr. Ezequiel Eskenazi Storey, (b) any trust solely for the benefit of any one or more persons referred to in clause (a), (c) any family trust, partnership or limited liability company established solely for the benefit of any one or more persons referred to in clause (a), or for estate planning purposes, of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and Mr. Ezequiel Eskenazi Storey, and/or (d) the heirs, executors, administrators, guardian or conservator of any of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and/or Mr. Ezequiel Eskenazi Storey, any of them, or of a trust under any of their wills and following their death or disability.

•

“Exercise Price Date”: The date on which the Exercise Price is determined under the terms stipulated in the Third Clause of the Agreement. If the Exercise Price is determined by a lack of response to any of the communications of the Parties within the agreed period, Exercise Price Date shall be construed as the calendar day after the end of the aforementioned period.

•

“Exercise Date”: The date on which the Beneficiary duly sends written correspondence to Grupo Repsol YPF stating its desire in the sense of exercising the Option free and clear under the terms of this Agreement.

•	“Execution Date”: The date on which the purchase and sale of the Shares is effectively formalized and executed by full or partial exercise of the Option.

•	“Index”: the Consumer Price Index published monthly by the Bureau of Labor Statistics for the period from the date of execution of this Agreement up to the Exercise Date.

•

“OPA”: Public offering to buy shares of the Company under the terms and pursuant to the procedure stipulated in Article 7 of the corporate bylaws of the Company, as such article is amended from time to time.

•	“Option” The purchase option regulated by this Agreement over the Shares.

•	“Grantor”: Grupo Repsol YPF, acting jointly and severally.

•	“Option Exercise Period”: the four (4) years after the date on which this Agreement is signed.

•	“Exercise Price”: the amount that the Beneficiary must pay to Grupo Repsol YPF for the Shares of the Company on which it exercises the Option, which shall be calculated under the terms detailed below:

•	“Share price”: shall be that resulting from the following formula

(Total Value of the Company * Index) +/- Accumulated Results – Dividends +/- Changes in Capital
Total number of shares (Shares issued in circulation (fully diluted, as per definition of Shares)

where:

Total Value of the Company shall be 15,000,000,000 United States dollars;

Dividends: shall be the dividends distributed by the Company in cash, in kind, in capital stock, or any distribution made by the Company between the date the Agreement is signed and the Execution Date.

Changes in Capital shall mean the contributions made in cash or in kind by partners or third parties and that result in an increase in the Company’s capital (which shall be added in the preceding formula) or disbursements made by the Company to its shareholders by reason of capital reductions (which shall be subtracted in the formula stipulated above) which occur between the date the Agreement is signed and the Execution Date.

•	Total Number of Shares means the number of shares on the Execution Date (Fully diluted).

•

“Registration Rights Agreement”: an registration rights agreement between Repsol YPF, S.A. and the Purchaser and certain financial institutions for the execution of a “Registration Statement” according to the securities laws in New York (USA), with respect to the shares (and ADSs) covered by this Agreement and by the Second Option Agreement.

•

“Accumulated Results”: the accumulated results of the Company, provided that they come from gains or losses, as applicable, obtained by the Company after the signing of this Agreement and deducting from them the amount that the Company must pay as gains tax. For purposes of calculating accumulated results, the result of each fiscal year ended after the date of the present Agreement, as it arises from each of the financial statements corresponding to such fiscal year approved by the Company (deducting the incidence of taxes from the earnings) will be taken and, for each current exercise as of the Exercise Date the provisional result for the current exercise as it is shown on the report prepared by the Company’s accounting and financial management and submitted to the Boar of Directors (deducting the incidence of taxes from earnings), will be taken, all of this without duplication. For purposes of this definition, the financial statements approved by the Company are those approved as such without considering the possible qualification or exceptions or limitations within reach of the opinion that could be contained in the auditor’s opinion about such financial statements, except in the case that such qualification, exceptions or limitations could have an effect over the Results that was quantified by the auditor on such opinion, in which case such qualifications, exceptions or limitations will be considered up to the amount indicated therein by the auditor.

•	“Vendors Loan”: the financing agreement entered into by the Parties dated February 21, 2008 and which is included as Appendix E-X to the Purchase and Sale Agreement.

The terms that are used in singular shall have an equivalent meaning when used in the plural, and vice-versa. Any reference in this Agreement to shares or interest held in a specific corporate entity will include shares, interest held and any other form of participation in the capital of such corporate entity, as well as any certificates issued by such corporate entity or by any third party representative of shares, interest held or participation in such corporate entity, including without limitation, “ADSs”, “ADRs” and any other certificate of deposit or custody of the shares, interest held or participation in such corporate entity.

2.	PURCHASE OPTION

2.1	Grupo Repsol YPF hereby grants jointly and severally to the Beneficiary, which accepts, the Purchase Option, whereby the Beneficiary shall have a right to purchase from Grupo Repsol YPF, which assumes the obligation to sell the Shares, free of charges, liens, and third-party rights, pursuant to the terms and conditions established in this Agreement.

2.2	This Purchase Option includes any other shares in the Company, including any shares that Grupo Repsol YPF might subscribe to or acquire during the Option Exercise Period, that is necessary for the Beneficiary to acquire a percentage interest in the Company of 0.1% in addition to the 14.9% acquired in virtue of the Purchase and Sale Agreement.

3.	EXERCISE PRICE

3.1	The purchase and sale price of the Shares resulting from exercising the Option shall be equal to the Exercise Price.

3.2	The Exercise Price shall be calculated by the Purchaser and reported to Grupo Repsol YPF on the Exercise Date. In such correspondence, the Purchaser shall indicate the Exercise Price it deems is applicable and it shall provide (i) the documentation and financial information used to calculate the Exercise Price; and (ii) an explanation of the procedure followed to calculate it.

3.3	If Grupo Repsol YPF agrees with the Exercise Price calculated by the Purchaser or does not respond within the five (5) calendar days following the Exercise Date, the Exercise Price will be the one indicated by the Purchaser, we will proceed with the provisions foreseen in Clause 6. If Grupo Repsol YPF were not in agreement with the calculation made by the Purchaser of the Exercise Price of the Shares over which the Option is exercised, it shall report such to the Purchaser within five (5) calendar days after the Exercise Date on which the Beneficiary has effected the corresponding written notification to Grupo Repsol YPF. In such notification (the “Grupo Repsol YPF Notification”), Grupo Repsol YPF shall indicate the Exercise Price it deems applicable and it shall provide (i) the documentation and financial information used to calculate the Exercise Price; and (ii) an explanation of the procedure followed to calculate such price.

3.4	Once the Grupo Repsol YPF Notification is received by the Purchaser, it shall have a period of five calendar days to state to Grupo Repsol YPF whether (i) it accepts the Option Exercise Price included in the Grupo Repsol YPF Notification; or whether (ii) it disagrees with the calculation of the Exercise Price made by Grupo Repsol YPF.

a)	In the case contemplated in section 3.4.(i), the Exercise Price shall be that included in the Grupo Repsol YPF Notification and we will proceed with the provisions foreseen in Clause 6.

b)	In the case contemplated in section 3.4 (ii), the Parties agree that the Exercise Price will be determined, definitively and irrevocably, by the Auditor, such price cannot be higher than the Exercise Price calculated by Grupo Repsol YPF nor lower than the Exercise Price calculated by the Purchaser. For this, any of the Parties may ask the Auditor to calculate the Exercise Price, providing him a copy of the calculations made by the Purchaser and by Grupo Repsol YPF, with its corresponding precedents. The auditor must prepare a report determining the Exercise Price, definitively and irrevocably by the Parties, within 10 days following the receipt of the request by the corresponding Party. The Auditor’s fees and expenses will be borne by the Party whose calculation most differed, above or below, from the Fixed Exercise Price determined by the Auditor.

3.5	If within the timeframes stipulated in sections 3.3 and 3.4, above, Grupo Repsol YPF or the Purchaser, as the case may be, have not notified the other Party of its response, or the correspondences stipulated in sections 3.3, and 3.4, above, were not made under the agreed terms, it shall be construed that they accept the Exercise Price calculated by the other Party, and they undertake to formalize the purchase and sale of the Shares at such price.

4.	OPTION EXERCISE PERIOD

4.1	The Purchaser shall be authorized to exercise the Option at any time during the Option Exercise Period which shall start on the date this Agreement is signed and which will end within a period of four (4) years calculated from the aforementioned date.

5.	METHOD OF EXERCISING THE PURCHASE OPTION

5.1	The Beneficiary shall exercise the Option with respect to Grantor through written correspondence made in the manner stipulated in this Agreement and within the term stipulated in the foregoing clause, stating its desire in the sense of exercising the Option under the terms of this Agreement.

The Option shall be deemed exercised one each date on which the Beneficiary duly sends the aforementioned correspondence (the “Exercise Date”).

5.2	The Beneficiary may only exercise the Option with respect to all the Shares, and at once.

5.3	In the Option exercise notification, the Beneficiary shall notify Grantor of the Exercise Price under the terms stipulated in Clause 3 of the Agreement.

6.	EXECUTION OF THE OPTION

6.1	The purchase and sale resulting from exercising the Option shall be formalized and executed by transfer of ownership of the Shares, including registration of ownership of the Shares in the respective records in favor of the Beneficiary and, simultaneously, payment of the Exercise Price, within a period of ten (10) Days after the Exercise Price Date.

6.2	To this end, the Parties undertake to take, within the aforementioned period, all actions needed for the valid transfer of ownership of the Company’s Shares on which the Option is exercised and payment of the Exercise Price pursuant to applicable Argentine law. The date on which the aforementioned purchase and sale is formalized and effectively executed shall hereinafter be called the “Execution Date.” The ADS certificates representing the Shares to be delivered by the Vendor to the Purchaser will include an English language legend indicating that their circulation has been limited by the agreement with the Depositary according to the Spanish language text as detailed in Appendix 6.2.

6.3	If Grantor breaches its obligation to formalize and execute the purchase and sale of the Shares resulting from exercising the Option in the manner stipulated above, Grantor shall pay the Beneficiary an amount equal to the Exercise Price as a penalty, not replacing such indemnification for damages and injuries as, if applicable, correspond, and that without prejudice to Grantor’s obligation to perform its obligation to formalize and execute the purchase and sale of the Shares.

6.4	Notwithstanding the foregoing, taking into account that Article 7 of the corporate bylaws of the Company establishes the obligation to make a Public Offer to Acquire (“OPA”) all of the shares of the Company in certain cases, the Parties agree that if the Purchaser is obligated to make an OPA as a result of exercising the Option, the Execution of the Option shall not take place within the period of Ten (10) Days after the Exercise Price Date, but rather within the period of Ten (10) Days after the date on which the statutory OPA process would have completed, and therefore the Purchaser is authorized to acquire the Shares covered by the Option, if the Company’s bylaws were to require the OPA to be completed to perfect the transfer of the Shares over which the Option would have been exercised.

6.5	In this case, the Purchaser shall send notification to Grupo Repsol YPF as soon as the aforementioned procedure has ended, indicating to it the date, place, time, and Notary before whom the transfer of the Shares shall be formalized.

6.6	The Shares with respect to which the Option were exercised shall be sold and transferred by Grupo Repsol YPF to the Purchaser free of charges, liens, guaranties, and privileges of any type and shall be freely transferrable, all of which shall be certified in writing by the Grantor at the time of transfer.

7.	OTHER COMMITMENTS OF THE PARTIES

7.1	Representations and Warranties of Grupo Repsol YPF

Grupo Repsol YPF makes through this Agreement, with effect on each Option Exercise Date, in favor of the Beneficiary and with respect to the Shares which would have been covered by the Option, the same representations and warranties related to the capacity of Grupo Repsol YPF, the ownership of such shares, position of the Company and nonexistence of conflict that are included in the Stock Purchase and Sale Agreement (Clauses 8.1.1 to 8.1.4). Likewise, the representations and warranties established in Clauses 8.1.6, 8.1.7, 8.1.8 and 8.2.4 of the Stock Purchase and Sale Agreement are deemed to be reproduced.

7.2	Liability of Grupo Repsol YPF for Representations and Warranties

Grupo Repsol YPF shall be liable to the Beneficiary, under the same terms as those stipulated in the Purchase and Sale Agreement, for any damage or loss that it might case to the Beneficiary as a result of default, inaccuracy, omission, or lack of truth of the Representations and Guarantees formulated under the scope of Clause 7.1 of this Agreement.

Notwithstanding, if at the time Petersen Energía, S.A. exercises a claim against the Vendor under the scope of Clause 8.3.2 of the Purchase and Sale Agreement for damages and injuries derived from any inexactitude, omission, or lack of veracity of that established in Clause 8.1.5 of the Purchase and Sale Agreement, whether this Option was exercised in whole or in part, the number of Shares purchased as a result of the exercise of the Option shall be calculated together with the 14.9% initially acquired to determine the amount of the monetary damages caused to the Purchaser and its possible indemnification and the price of such Shares will be added at the price paid in the Purchase and Sale Agreement for purposes of calculating the limit foreseen in the Clause 8.3.2 of the Purchase and Sale Agreement.

7.3	Financing of the Purchase Price by Grupo Repsol YPF

7.3.1	For the purposes of facilitating the exercise of the Option by the Purchaser and acquisition by it of the greatest percentage possible of the capital stock of the Company, Grupo Repsol YPF undertakes with respect to the Purchaser to finance, if the latter so requests of it, up to a maximum of 48% of the Exercise Price that the Purchaser must pay Grupo Repsol YPF as a result of the exercise of the Option.

7.3.2	If the Beneficiary requires the Grupo Repsol YPF financing to pay the Exercise Price, it shall notify Grupo Repsol YPF in the correspondence that it sends it on the Exercise Date, including an express mention of the financing that it requests to pay the Exercise Price.

7.3.3	The Parties agree that the terms of the financing by Grupo Repsol YPF of the Shares covered by the Option shall be identical to those stipulated in the Vendors Loan.

7.4	Commitment to guarantee the financing of the OPA

7.4.1	Grupo Repsol YPF undertakes with respect to the Purchaser, at Grupo Repsol YPF’s choice, to either finance or to guarantee the eventual financing that the Purchaser negotiates with credit institutions to finance up to 100% of the price that the Purchaser had to pay to acquire such shares as the Company’s shareholders sold as are result of the OPA that the Purchaser had to effect by reason of the full or partial exercise of the Option. This guarantee commitment is limited to up to a maximum amount equivalent to the acquisition of 0.9% of the Company’s shares, which corresponds to a percentage of shares that are not Grupo Repsol YPF’s property.

7.4.2	Without prejudice to the foregoing, the guarantee commitment established in section 7.4.1 shall end, in any case, once three (3) months have elapsed from the execution of this Agreement.

7.5	Adhesion of the Beneficiary to the Shareholders’ Agreement and execution of the Registration Rights Agreement by the Company

7.5.1	If the Option is exercised, the Beneficiary, or the entity to which the Option is assigned to in the terms of Clause 8.2 below, shall have the right and obligation, on the Execution Date, and with respect to the shares it acquires of the Company, to sign an adhesion document to the Shareholders Agreement, with the Parties providing their express agreement to such adhesion. In that case the Beneficiary, or its legitimate assignee, shall form an integral part of the Party referred to as PESA in such Shareholders Agreement.

The Grantor undertakes to perform all the necessary acts for the Company to execute the Registration Rights Agreement before March 10, 2008.

7.6	Commitment with respect to Grupo Repsol YPF Not To Sell in the OPA

Grupo Repsol YPF hereby irrevocably undertakes, directly or indirectly, not to participate with any of its shares or securities of the Company in such OPA. To these ends, Grupo Repsol YPF shall present to the CNV, SEC, and the National Securities Exchange Commission, a formal statements to prove such commitment not to appear in the OPA under the terms of the pro-forma document which is attached as Appendix 7.6 and any other document that is reasonably required by these authorities to that end.

8.	MISCELLANEOUS STIPULATIONS

8.1	Notifications

8.1.1	Any notifications and correspondence that might or must be made by and between the Parties in relation to this Agreement, shall always be made in writing through notarized correspondence or other procedure that proves the delivery thereof and receipt by the addressee.

For the effects of notification, the Parties indicate the following addresses:

(i)	If addressed to the Beneficiary:

To the attention of: Mr. Mauro Dacomo and/or Ignacio Moran
Address: Cerrito 740, 1º. Ciudad de Buenos Aires
Fax number: 54 1155 55 01 00

(ii)	If addressed to Grupo Repsol YPF:

Paseo de la Castellana nº 278-280
28046 Madrid (España)
Fax: (34) 91 348 04 47

Attention: Corporate Director for Strategy and Development

With a copy to:
Fax: (34) 91 348 40 86

Attention: Corporate Director for Legal Matters

8.1.2	Only notifications sent to the addresses and in the manner indicated above shall be deemed received. Notifications sent to a new address of any of the Parties shall only take effect if the addressee Party has notified the other Party in advance of a change of address notifying it pursuant to this stipulation.

8.2	Assignment

8.2.1	Neither the Beneficiary nor Grupo Repsol YPF may assign in whole or in part the obligations derived from this Agreement to any third party except as expressly agreed in advance in writing by the other Party.

8.2.2	Notwithstanding the foregoing, Grupo Repsol YPF shall not deny its consent if the Beneficiary assigns the Option (i) to companies which are ultimately wholly-owned, by 100% of their capital stock, by the Eskenazi Family and/or any member of the Eskenazi Family, nor (ii) for the Beneficiary to assign, totally or partially, the rights to economic content but not the obligations, arising for the Beneficiary from this Agreement in favor of any person or entity, to guarantee performance of the financial obligations assumed at the time the Option is exercise with respect to such Shares.

8.3	Confidentiality

8.3.1	The content of this Agreement shall be entirely confidential, the Parties being obligated not to disclose the content hereof to any third party, except:

(a)	Pursuant to a judicial or administrative resolution or other legal obligation;

(b)	In order to demand or facilitate performance of the rights and obligations derived from the Agreement;

(c)	If applicable, in order to meet legal or statutory requirements derived from the exercise of the Option and Acquisition of the Shares;

(d)	Insofar as required, to meet or comply with such reporting obligations as are required with respect to regulatory and supervisory bodies of the capital markets on which Company, Vendor, or if applicable, the Purchaser, are listed.

(e)	In order to provide information to their advisors and auditors, and when financial entities reasonably need knowledge thereof, provided that they are bound by law or by contract to maintain the confidentiality of the information obtained.

8.3.2	Exceptionally, Parties shall be authorized to make the mandatory communications required by an official body. The Parties to this Agreement shall agree, insofar as possible, to any mandatory communications.

8.4	Taxes and Expenses

8.4.1	All taxes and expenses of any type payable for the granting and execution of this Agreement, as well as for the formalization and execution of the purchase and sale of the Shares resulting from exercising the Option, shall be borne by the Parties pursuant to the law.

8.5	Full Agreement

8.5.1	This Agreement contains the full agreement of the Parties with respect to the objective thereof and it voids all other prior contracts and agreements related thereto, except the sale option agreement signed on the same date as this Agreement.

8.6	Amendments

8.6.1	This Agreement may only be amended by written document signed by the Parties that expressly refers to this Agreement.

8.7	Severability

8.7.1	If any of the Stipulations of this Agreement, or any stipulation included in it in the future, were or were to become void or impossible to perform, the validity or enforceability of the other Stipulations of this Agreement shall not be affected by such circumstance, except if the efficacy of the latter were to depend on the former. It shall be construed that the stipulation voided or that cannot be executed shall be replaced by an adequate and equitable stipulation that, insofar as legally possible, approximates insofar as possible the intention and objective of the aforementioned stipulation voided or impossible to execute.

8.8	Timeframes

8.8.1	Timeframes established in number of days stipulated in this Agreement shall begin to run on the day after the day indicated as a reference date.

8.8.2	Timeframes indicated in weeks shall be calculated from weekday to weekday and those indicated in months or years shall be calculated from date to date.

8.8.3	The expiration date, which shall expire at twenty-four hundred hours, shall be deemed included in all timeframes.

8.8.4	Timeframes ending on a day other than a Business Day or a business day in the City of Buenos Aires, Argentina, shall be deemed extended through the next Business Day.

8.9	Termination

This agreement shall be automatically extinguished and nullified if the Purchase and Sale Agreement is terminated as a result of the Argentine antitrust officials not authorizing the purchase stipulated in that agreement.

9.	APPLICABLE LAW AND JURISDICTION

9.1	Applicable Law

9.1.1	This Agreement shall be governed and interpreted pursuant to the provisions of Spanish law. Notwithstanding the foregoing, the transfer of the Shares in case of exercise of the Option, shall be governed by Argentine law.

9.2	Jurisdiction

9.2.1	The Parties expressly submit any disagreement or controversy that might arise on this Agreement or the execution hereof, or which is related to it, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before 3 (three) arbitrators designated pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum that might appertain to them.

9.2.2	The Parties state that they know and accept the rules and regulations of the CCI, pursuant to whose rules the arbitration procedure, if applicable, shall be undertaken.

9.2.3	The arbitration procedure shall be undertaken in the Spanish language in the city of New York (United States of America), at such place designated by the CCI.

9.2.4	The legal arbitration shall be subject to Spanish law and three (3) arbitrators shall take cognizance of it. Grupo Repsol YPF and the Beneficiary shall appoint one (1) arbitrator each, and the third of them shall be designated jointly by the arbitrators so designated. If the first two (2) arbitrator cannot agree on the selection of the third arbitrator, he shall be appointed pursuant to the current regulations of the CCI.

9.2.5	Likewise, the arbitration proceeding shall be subject to the rules and regulations of the CCI.

9.2.6	The Parties shall request that the arbitrators include in the arbitration decision, an express decision on the costs. The resolution on the costs shall be proportional to the estimation of the claims of the Parties contained in the arbitration decision.

9.2.7	The arbitration shall in all cases be final and the Parties are obligated to execute and perform voluntarily the provisions of the arbitration decision, within such terms as are established by common accord at the beginning of the arbitration decision. In the absence of an agreement, the provisions of the CCI’s Regulation shall apply.

9.2.8	Subsidiarily, and if necessary, especially in relation to forced execution of the arbitration, the holding of preliminary proceedings and the request for injunctions or measures of any other type, the Parties subject themselves, with express waiver of any other forum that might appertain to them, to the Courts and Tribunals of the city of Madrid or of the city of Buenos Aires, at the option of the defendant or plaintiff Party.

In witness whereof, the Parties sign this Purchase Option Agreement in one copy, in the place and on the date indicated in the heading, to be delivered to a Notary and recorded in the public registry.

REPSOL YPF, S.A.	REPSOL EXPLORACIÓN, S.A.

Mr. Antonio Brufau Niubó	Mr. Nemesio Fernández-Cuesta Luca de Tena

CAVEANT, S.A.	REPSOL YPF CAPITAL, S.L.

Mr. Fernando Ramírez Mazarredo	Mr. Fernando Ramírez Mazarredo

For

Mr. Enrique Eskenazi

Mr. Sebastián Eskenazi

Mr. Matías Eskenazi Storey

Mr. Ezequiel Eskenazi Storey

Mr. Matías Eskenazi Storey

Appendix A

Procedures for Auditor Appointment

The Parties will select, within the ten (10) day period following the signing of this Agreement, a list of three auditor firms, with international experience, recognized prestige and independence and without professional conflict with respect to the Parties. By drawing before a Notary, one of them will be selected as Auditor.

Provided that the Parties are not able to reach an agreement regarding the list of Auditors, as well as if within the ten (10) day period from the signing of this agreement, the Parties are not able to reach such agreement, the firm designated by the President of the Spanish Institute of Accounting and Auditing (Instituto de Contabilidad y Auditoría de Cuentas ICAC) will be appointed as Auditor. The appointment must be effected in the maximum period of 5 days from the request to the ICAC.

At the start of its appointment, the Auditor must accept in writing the appointment and the obligations inherent to the same, will be compensated as set by the parties at the time of its acceptance and will prepare in writing a declaration of no conflicts of interest with any of the Parties.

Appendix 6.2

ADR Legend

[NOT FILED]

SECOND SHARE PURCHASE AND SALE OPTION AGREEMENT

By and between

Grupo Repsol

and

Mr. ENRIQUE ESKENAZI

Mr. SEBASTIÁN ESKENAZI

Mr. MATÍAS ESKENAZI STOREY

Mr. EZEQUIEL ESKENAZI STOREY

February 21, 2008

“This is a convenience translation into English of a Spanish-language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail.”

SHARE PURCHASE AND SALE OPTION AGREEMENT

In Madrid, on February 21, 2008

BY AND BETWEEN

On the first part,

(1)

Of the first part Repsol YPF, S.A., the parent company of Grupo Repsol YPF (hereinafter, “Repsol YPF”), established pursuant to Spanish law on November 12, 1986 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Miguel Mestanza Fraguero, on the same date under number 4,293 of those of his Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 7063,6058 of the 3rd Section of the Corporations Book, Sheet 119, Page M-72.059-1. Repsol YPF has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), A-78374725, is current.

Herein represented by Mr. Antonio Brufau Niubó, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 40.824.513-L, valid, by virtue of the power of attorney granted on October 29, 2004, before the notary public of Madrid, Mr. Carlos Rives Gracia, protocol number 2,889.

Hereinafter Repsol YPF shall be referred to as the “Vendor”.

(2)	Repsol Exploración, S.A., (hereinafter, “Repsol Exploración”) established pursuant to Spanish law on May 5, 1965 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Joaquín Enrique Pérez del Real on the same date under number 2,098 of those of his Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 3146, Sheet 1, Page M-53739. Repsol Exploración has its principal executive offices at Paseo de la Castellana 280, 28046 Madrid and its tax identification code (CIF), A-28138873, is current.

Herein represented by Mr. Nemesio Fernández-Cuesta Luca de Tena, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 29.747.844-E, valid, by virtue of the power of attorney granted on January 26, 2005, before the notary public of Madrid, Mr. Carlos Rives Gracia, protocol number 150.

(3)	Caveant, S.A., (hereinafter “Caveant”) established pursuant to Argentine law, with Bylaws registered at the Superintendency of Corporations on July 2, 1980 under Corporations Book 95, Number 2,415, Volume A. Caveant has its principal executive offices at Buenos Aires, Avda. Presidente Roque S. Peña 777 and its tax identification code (CIF) 30-62881362-7, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, , valid, by virtue of the power of attorney granted on February 14, 2008, before the notary public of Buenos Aires, Mr. Carlos Emilio del Río, folio 110 of his protocol.

(4)	Repsol YPF Capital, S.L., a wholly owned subsidiary of the Repsol group (hereinafter, “Repsol YPF Capital”) established pursuant to Spanish law on December 20, 2002 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Carlos Rives Gracia, on the same date under number 4,166 of those of his Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 18308, Sheet 171, Page M-317473. Repsol YPF Capital has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), B-83505651, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age, married, a Spanish citizen, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 1.485.502-R, valid, by virtue of the power of attorney granted on February 19, 2008, before the notary public of Madrid, Mr. Martín Recarte Casanova, protocol number 590.

On the second part,

(1)	Mr. Enrique Eskenazi, of age, married, a Spanish citizen, with professional domicile at Buenos Aires (Argentina), Avenida Coronel Díaz 2.748, 7º, and holder or Argentine passport number 03171746M, valid and of Foreigner’s Identity Number (N.I.E.) X-9298901-R, valid.

(2)	Mr. Sebastián Eskenazi, of age, married, a Spanish citizen, with professional domicile at Buenos Aires (Argentina), Avenida Coronel Díaz 2.748, 7º and holder or Argentine passport number 16764074N, valid and of Foreigner’s Identity Number (N.I.E.) X-9298838-F, valid.

(3)	Mr. Matías Eskenazi Storey, of age, married, a Spanish citizen, with professional domicile at Acassuso, Buenos Aires (Argentina) and holder or Argentine passport number 20383823N, valid and of Foreigner’s Identity Number (N.I.E.) X-9298890-J, valid.

(4)	Mr. Ezequiel Eskenazi Storey, of age, married, a Spanish citizen, with professional domicile at Acassuso, Buenos Aires (Argentina) and holder or Argentine passport number 14156036N, valid.

Herein represented by Mr. Matías Eskenazi Storey, by virtue of the power of attorney granted in Argentina before the notary public of the City of Buenos Aires, Mr. Martín Luís Buasso, on February 11, 2008, duly apostilled.

Hereinafter Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey shall jointly be referred to as the “Purchaser” or the “Beneficiary.”

Hereinafter, Vendor, Repsol Exploración, Caveant y Repsol YPF Capital, shall jointly be referred to as the “Grupo Repsol YPF” or the “Grantor.” Likewise, Grupo Repsol YPF and the Purchaser shall jointly be referred to as the “Parties,” and each one of them individually as a “Party.”

WHEREAS

I.	YPF, S.A. (hereinafter, the “Company”) is an international company, leader in the hydrocarbons sector in Argentina, and a member of Grupo Repsol YPF.

II.

That on this date, and simultaneously with the signing of this Agreement, Grupo Repsol YPF and Petersen Energía, S.A., have entered into a share purchase and sale agreement, in virtue of which Grupo Repsol YPF has transferred to Petersen Energía, S.A. shares of the Company in the form of American Depositary Shares (“ADSs”) each representing one Class D share and evidenced by

American Depositary Receipts (“ADRs”) issued by The Bank of New York (hereinafter, the “Depositary”) in accordance with the terms of the Deposit Agreement between the Depositary and the Company dated July 1, 1993 (the “Deposit Agreement”) representing 14.9% of the capital stock of the Company (hereinafter, the “Purchase and Sale Agreement”). Likewise, in a single act with the signing of the Purchase and Sale Agreement, the aforementioned parties have signed the Shareholders’ Agreement.

III.	That on this date, and simultaneously with the signing of this Agreement, Grupo Repsol YPF and the Purchaser have entered into a purchase and sale option agreement for shares of the Company representing 0.1% of its capital stock (hereinafter, the “First Option Agreement”).

IV.	That on this date, and simultaneously with the signing of this Agreement, Grupo Repsol YPF and Petersen Energía, S.A., (a company which is wholly owned by the Eskenazi Family) have entered into a registration rights agreement with respect to the shares purchased on this date by virtue of the Stock Purchase Agreement, in which the Parties have undertaken to enter into a new registration rights agreement with respect to the shares (and ADSs) covered by this Agreement and by the Second Option Agreement (“Registration Rights Agreement”)

V.	Grupo Repsol YPF has the intention of transferring to Petersen Group, which in turn is interested in acquiring, shares in the company representing up to 25% of its capital stock. 14.9% is subject to transfer in the Purchase and Sale Agreement, 0.1% is subject to the First Option Agreement and the remaining 10% is subject to this Option Agreement. All that under such terms and conditions as are agreed in the respective agreements.

VI.	Grupo Repsol YPF owns 330,933,384 class D shares of the Company’s capital stock.

VII.	The Purchaser is interested in obtaining and Grupo Repsol YPF is interested in granting, a purchase option on the Shares, for which they enter into this agreement (hereinafter, the “Agreement”) pursuant to the following

CLAUSES

1.	DEFINITIONS

For the effects of this Agreement, the following terms shall have the meanings which are cited therefor below. All the terms used in this Agreement which are not defined in this stipulation, but which are so in any other place in this Agreement, shall have the meaning assigned to them in that other place in this Agreement.

•

“Shares”: Class D shares of the Company (including any “ADSs”, “ADRs” and/or any other certificate of deposit or custody and/or representative of the Shares) representing 10% of the capital stock of the Company (counting any option, uncapitalized contribution, right to receive shares in the Company and any other security or debt convertible into shares as if such right and/or conversion had materialized, as well as all the rights and shares derived from capitalizations of reserves, revaluations, capital adjustments, and any contributions, irrevocable or not, that are pending capitalization on the Exercise Date), as well as all the political and capital rights that appertain thereto, including any preferred option or right of subscription, the right to receive any dividend or distribution corresponding thereto, either in stock, in kind, or in cash voted and not distribution by the Exercise Date and any other rights of any nature that the Vendor has in its capacity as owner of the Shares.

•

“Shareholders’ Agreement”: The agreement signed today by Petersen Energía, S.A. and Grupo Repsol YPF that regulates a) its relationships qua shareholders of the Company and in particular, certain rights and obligations derived from its status as shareholders of the Company; and b) certain aspects related to the functioning of the Company and its organizational structure.

•	“Auditor”: shall be an accounting firm designated in accordance with the provisions of Appendix A.

•

“Beneficiary” or “Purchaser”: jointly, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi, Mr. Enrique Eskenazi and Mr. Ezequiel Eskenazi or the company to which this Agreement is assigned to pursuant to Clause 8.2.

•

“Company”: Means the Argentine company YPF, S.A., registered at the Superintendency of Corporations under Corporations Book 108, Number 404, Volume A, with principal executive offices at Avda. Presidente Roque Saénz Peña 777, C1035AAC Ciudad de Buenos Aires, Argentina and current tax identification code (CIF), 30-54668997-9, current.

•	“Agreement”: This purchase option agreement.

•

“Purchase and Sale Agreement”: The purchase and sale agreement signed today by Grupo Repsol YPF and Petersen Energía, S.A., in virtue of which Grupo Repsol YPF has transferred to Petersen Energía, S.A., shares in the Company representing 14.9% of its capital stock.

•

“First Option Agreement”: the agreement entered into on this date by Grupo Repsol YPF and the Purchaser, by virtue of which, Grupo Repsol YPF has granted the Purchaser a purchase and sell option for certain shares of the Company representing 0.1% of its capital stock.

•	“Business Day”: Any day of the week excluding Saturdays, Sundays, and holidays set by the official calendars for Madrid (Spain), the City of Buenos Aires (Argentina) and New York (United States).

•

“Eskenazi Family”: Messrs. Enrique Eskenazi and/or Sebastián Eskenazi and/or Matías Eskenazi Storey and/or Ezequiel Eskenazi and/or their inheritors and individually and indistinctly, any of them, as well as (a) the spouse and/or any lineal descendant (including adopted children) of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and/or Mr. Ezequiel Eskenazi Storey, (b) any trust solely for the benefit of any one or more persons referred to in clause (a), (c) any family trust, partnership or limited liability company established solely for the benefit of any one or more persons referred to in clause (a), or for estate planning purposes, of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and Mr. Ezequiel Eskenazi Storey, and/or (d) the heirs, executors, administrators, guardian or conservator of any of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and/or Mr. Ezequiel Eskenazi Storey, any of them, or of a trust under any of their wills and following their death or disability.

•

“Exercise Price Date”: The date on which the Exercise Price is determined under the terms stipulated in the Third Clause of the Agreement. If the Exercise Price is determined by a lack of response to any of the communications of the Parties within the agreed period, Exercise Price Date shall be construed as the calendar day after the end of the aforementioned period.

•

“Exercise Date”: The date on which the Beneficiary duly sends written correspondence to Grupo Repsol YPF stating its desire in the sense of exercising the Option free and clear under the terms of this Agreement.

•	“Execution Date”: The date on which the purchase and sale of the Shares is effectively formalized and executed by full or partial exercise of the Option.

•	“Index”: the Consumer Price Index published monthly by the Bureau of Labor Statistics for the period from the date of execution of this Agreement up to each Exercise Date.

•

“OPA”: Public offering to buy shares of the Company under the terms and pursuant to the procedure stipulated in Article 7 of the corporate bylaws of the Company, as such article is amended from time to time.

•	“Option” The purchase option regulated by this Agreement over the Shares.

•	“Grantor”: Grupo Repsol YPF, acting jointly and severally.

•	“Option Exercise Period”: the four (4) years after the date on which this Agreement is signed.

•	“Exercise Price”: the amount that the Beneficiary must pay to Grupo Repsol YPF for the Shares of the Company on which it exercises the Option, which shall be calculated under the terms detailed below:

•	“Share price”: shall be that resulting from the following formula

(Total Value of the Company * Index) +/- Accumulated Results – Dividends +/- Changes in Capital
Total number of shares (Shares issued in circulation (fully diluted, as per definition of Shares)

where:

Total Value of the Company shall be: 15,000,000,000 United States dollars;

Dividends: shall be the dividends distributed by the Company in cash, in kind, in capital stock, or any distribution made by the Company between the date the Agreement is signed and the Execution Date.

Changes in Capital shall mean the contributions made in cash or in kind by partners or third parties and that result in an increase in the Company’s capital (which shall be added in the preceding formula) or disbursements made by the Company to its shareholders by reason of capital reductions (which shall be subtracted in the formula stipulated above) which occur between the date the Agreement is signed and the Execution Date.

•	Total Number of Shares means the number of shares on the Execution Date (Fully diluted).

•

“Registration Rights Agreement”: an registration rights agreement between Repsol YPF, S.A. and the Purchaser and certain financial institutions for the execution of a “Registration Statement” according to the securities laws in New York (USA), with respect to the shares (and ADSs) covered by this Agreement and by the First Option Agreement.

•

“Accumulated Results”: the accumulated results of the Company, provided that they come from gains or losses, as applicable, obtained by the Company after the signing of this Agreement and deducting from them the amount that the Company must pay as gains tax. For purposes of calculating accumulated results, the result of each fiscal year ended after the date of the present Agreement, as it arises from each of the financial statements corresponding to such fiscal year approved by the Company (deducting the incidence of taxes from the earnings) will be taken and, for each current exercise as of the Exercise Date the provisional result for the current exercise as it is shown on the report prepared by the Company’s accounting and financial management and submitted to the Board of Directors (deducting the incidence of taxes from earnings), will be taken, all of this without duplication. For purposes of this definition, the financial statements approved by the Company are those approved as such without considering the possible qualification or exceptions or limitations within reach of the opinion that could be contained in the auditor’s opinion about such financial statements, except in the case that such qualification, exceptions or limitations could have an effect over the Results that was quantified by the auditor on such opinion, in which case such qualifications, exceptions or limitations will be considered up to the amount indicated therein by the auditor.

•	“Vendors Loan”: the financing agreement entered into by the Parties dated February 21, 2008 and which is included as Appendix E-X to the Purchase and Sale Agreement.

The terms that are used in singular shall have an equivalent meaning when used in the plural, and vice-versa. Any reference in this Agreement to shares or interest held in a specific corporate entity will include shares, interest held and any other form of participation in the capital of such corporate entity, as well as any certificates issued by such corporate entity or by any third party representative of shares, interest held or participation in such corporate entity, including without limitation, “ADSs”, “ADRs” and any other certificate of deposit or custody of the shares, interest held or participation in such corporate entity.

2.	PURCHASE OPTION

2.1	Grupo Repsol YPF hereby grants jointly and severally to the Beneficiary, which accepts, the Purchase Option, whereby the Beneficiary shall have a right to purchase from Grupo Repsol YPF, which assumes the obligation to sell the Shares, free of charges, liens, and third-party rights, pursuant to the terms and conditions established in this Agreement.

2.2	This Purchase Option includes any other shares in the Company, including any shares that Grupo Repsol YPF might subscribe to or acquire during the Option Exercise Period, that is necessary for the Beneficiary to acquire a percentage interest in the Company of 10% in addition to the 14.9% acquired in virtue of the Purchase and Sale Agreement.

3.	EXERCISE PRICE

3.1	The purchase and sale price of the Shares resulting from exercising the Option shall be equal to the Exercise Price.

3.2	The Exercise Price shall be calculated by the Purchaser and reported to Grupo Repsol YPF on the Exercise Date. In such correspondence, the Purchaser shall indicate the Exercise Price it deems is applicable and it shall provide (i) the documentation and financial information used to calculate the Exercise Price; and (ii) an explanation of the procedure followed to calculate it.

3.3	If Grupo Repsol YPF agrees with the Exercise price calculated by the Purchaser or does not respond within the five (5) calendar days following the Exercise Date, the Exercise Price will be the one indicated by the Purchaser, we will proceed with the provisions foreseen in Clause 6. If Grupo Repsol YPF were not in agreement with the calculation made by the Purchaser of the Exercise Price of the Shares over which the Option is exercised, it shall report such to the Purchaser within five (5) calendar days after the Exercise Date on which the Beneficiary has effected the corresponding written notification to Grupo Repsol YPF. In such notification (the “Grupo Repsol YPF Notification”), Grupo Repsol YPF shall indicate the Exercise Price it deems applicable and it shall provide (i) the documentation and financial information used to calculate the Exercise Price; and (ii) an explanation of the procedure followed to calculate such price.

3.4	Once the Grupo Repsol YPF Notification is received by the Purchaser, it shall have a period of five calendar days to state to Grupo Repsol YPF whether (i) it accepts the Option Exercise Price included in the Grupo Repsol YPF Notification; or whether (ii) it disagrees with the calculation of the Exercise Price made by Grupo Repsol YPF.

a)	In the case contemplated in section 3.4.(i), the Exercise Price shall be that included in the Grupo Repsol YPF Notification and we will proceed with the provisions foreseen in Clause 6.

b)	In the case contemplated in section 3.4 (ii) and if the difference between the Exercise Price of the Option included on the Grupo Repsol YPF Notification, does not differ by more than 10% with the Exercise Price calculated by the Purchaser, the Parties agree that the Exercise Price will be that included in the Grupo Repsol YPF Notification and will proceed according to the provisions established in Clause 6. On the Execution Date, the Parties will provide the Auditor with a copy of the calculations made by the Purchaser and by Grupo Repsol YPF to determine the Exercise Price together with the corresponding precedents. On the 10 days following the Execution Date, the Auditor must prepare a written report determining, definitively and without appeal by the Parties, the Exercise Price, which cannot be exceed the Exercise Price calculated by Grupo Repsol YPF nor can it be lower than the Exercise Price calculated by the Purchaser (hereinafter, the “Adjusted Exercise Price”). The difference between the Adjusted Exercise Price and the Exercise Price executed by the Purchaser to Grupo Repsol YPF on the Execution Date must be refunded or paid, as applicable, to the Party that had paid in excess or received a lower amount on the five (5) days following the decision by the Auditor of the Adjusted Exercise Price. The Auditor’s fees and expenses will be borne by the Party whose calculation most differed from the Adjusted Exercise Price.

c)	In the case contemplated in section 3.4 (ii) and provided that the difference between the Exercise Price of the Option included in the Grupo Repsol YPF Notification, differs by more than a 10% from the Exercise Price calculated by the Purchaser, the Parties agree that the Exercise Price will be determined, definitively and irreversibly, by the Auditor, such price cannot be higher than the Exercise Price calculated by Grupo Repsol YPF nor lower than the Exercise Price calculated by the Purchaser. For this, any of the Parties may ask the Auditor to calculate the Exercise Price, providing him a copy of the calculations made by the Purchaser and by Grupo Repsol YPF, with its corresponding precedents. The auditor must provide an answer within 10 days following the receipt of the request by the corresponding Party. The Auditor’s fees and expenses will be borne by the Party whose calculation most differed from the Fixed Exercise Price. If the Auditor provides a response within the indicated term, the Exercise Price will be that determined by the Auditor who will communicate it in writing to the Parties with a justification of his calculations. In such case, the Purchaser will have the right to (i) accept the Exercise Price calculated by the Auditor, in which case they will proceed in accordance with the provisions under Clause 6, or (ii) waive the exercise of the Option, if the Exercise Price calculated by the Auditor differed from that calculated by the Purchaser, without generating any responsibility for any of the parties except for the payment of the Auditor’s fees and expenses according to what has been established previously, in which case the Beneficiary’s right of Option to acquire the shares over which it waived to exercise the Option at that opportunity, will remain in effect and the Beneficiary may exercise such option at any moment within the enforcement of this agreement.

3.5	If within the timeframes stipulated in sections 3.3 and 3.4, above, Grupo Repsol YPF or the Purchaser, as the case may be, have not notified the other Party of its response, or the correspondences stipulated in sections 3.2, 3.3, and 3.4, above, were not made under the agreed terms, it shall be construed that they accept the Exercise Price calculated by the other Party, and they undertake to formalize the purchase and sale of the Shares at such price.

4.	OPTION EXERCISE PERIOD

4.1	The Purchaser shall be authorized to exercise the Option at any time during the Option Exercise Period which shall start on the date this Agreement is signed and which will end within a period of four (4) years calculated from the aforementioned date.

5.	METHOD OF EXERCISING THE PURCHASE OPTION

5.1	The Beneficiary shall exercise the Option with respect to Grantor through written correspondence made in the manner stipulated in this Agreement and within the term stipulated in the foregoing clause, stating its desire in the sense of exercising the Option under the terms of this Agreement.

The Option shall be deemed exercised one each date on which the Beneficiary duly sends the aforementioned correspondence (the “Exercise Date”).

5.2	The Beneficiary may exercise the Option with respect to all or part of the Shares, and at once or at different times, and the Option may be exercised in part.

5.3	In the Option exercise notification, Beneficiary shall notify Grantor of (i) the number of Shares over which it exercises the Option; (ii) the Exercise Price under the terms stipulated in Clause 3 of the Agreement; and (iii) if it does or does not require financing from Grupo Repsol YPF to acquire the Shares with respect to which it exercises the option.

6.	EXECUTION OF THE OPTION

6.1	The purchase and sale resulting from exercising the Option shall be formalized and executed by transfer of ownership of the Shares over which the Option is exercised, including registration of ownership of the Shares in the respective records in favor of the Beneficiary and, simultaneously, payment of the Exercise Price, within a period of ten (10) Days after the Exercise Price Date.

6.2	To this end, the Parties undertake to take, within the aforementioned period, all actions needed for the valid transfer of ownership of the Company’s Shares on which the Option is exercised and payment of the Exercise Price pursuant to applicable Argentine law. The date on which the aforementioned purchase and sale is formalized and effectively executed shall hereinafter be called the “Execution Date.” The ADS certificates representing the Shares to be delivered by the Vendor to the Purchaser will include an English language legend indicating that their circulation has been limited by the agreement with the Depositary according to the Spanish language text as detailed in Appendix 6.2.

6.3	If Grantor breaches its obligation to formalize and execute the purchase and sale of the Shares resulting from exercising the Option in the manner stipulated above, Grantor shall pay the Beneficiary an amount equal to the Exercise Price as a penalty, not replacing such indemnification for damages and injuries as, if applicable, correspond, and that without prejudice to Grantor’s obligation to perform its obligation to formalize and execute the purchase and sale of the Shares.

6.4	Notwithstanding the foregoing, taking into account that Article 7 of the corporate bylaws of the Company establishes the obligation to make a Public Offer to Acquire (“OPA”) all of the shares of the Company in certain cases, the Parties agree that if the Purchaser is obligated to make an OPA as a result of exercising the Option, the Execution of the Option shall not take place within the period of ten (10) Days after the Exercise Price Date, but rather within the period of Ten (10) Days after the date on which the statutory OPA process would have completed, and therefore the Purchaser is authorized to acquire the Shares covered by the Option, if the Company’s bylaws were to require the OPA to be completed to perfect the transfer of the Shares over which the Option would have been exercised.

6.5	In this case, the Purchaser shall send notification to Grupo Repsol YPF as soon as the aforementioned procedure has ended, indicating to it the date, place, time, and Notary before whom the transfer of the Shares shall be formalized.

6.6	The Shares with respect to which the Option were exercised shall be sold and transferred by Grupo Repsol YPF to the Purchaser free of charges, liens, guaranties, and privileges of any type and shall be freely transferrable, all of which shall be certified in writing by the Grantor at the time of transfer.

7.	OTHER COMMITMENTS OF THE PARTIES

7.1	Representations and Warranties of Grupo Repsol YPF

Grupo Repsol YPF makes through this Agreement, with effect on each Option Exercise Date, in favor of the Beneficiary and with respect to the Shares which would have been covered by the Option, the same representations and warranties related to the capacity of Grupo Repsol YPF, the ownership of such shares, position of the Company and nonexistence of conflict that are included in the Stock Purchase and Sale Agreement (Clauses 8.1.1 to 8.1.4). Likewise, the representations and warranties established in Clauses 8.1.6, 8.1.7, 8.1.8 and 8.2.4 of the Stock Purchase and Sale Agreement are deemed to be reproduced.

7.2	Liability of Grupo Repsol YPF for Representations and Warranties

Grupo Repsol YPF shall be liable to the Beneficiary, under the same terms as those stipulated in the Purchase and Sale Agreement, for any damage or loss that it might case to the Beneficiary as a result of default, inaccuracy, omission, or lack of truth of the Representations and Guarantees formulated under the scope of Clause 7.1 of this Agreement.

Notwithstanding, if at the time Petersen Energía, S.A. exercises a claim against the Vendor under the scope of Clause 8.3.2 of the Purchase and Sale Agreement for damages and injuries derived from any inexactitude, omission, or lack of veracity of that established in Clause 8.1.5 of the Purchase and Sale Agreement, whether this Option was exercised in whole or in part, the number of Shares purchased as a result of the exercise of the Option shall be calculated together with the 14.9% initially acquired to determine the amount of the monetary damages caused to the Purchaser and its possible indemnification and the price of such Shares will be added at the price paid in the Purchase and Sale Agreement for purposes of calculating the limit foreseen in the Clause 8.3.2 of the Purchase and Sale Agreement.

7.3	Financing of the Purchase Price by Grupo Repsol YPF

7.3.1	For the purposes of facilitating the exercise of the Option by the Purchaser and acquisition by it of the greatest percentage possible of the capital stock of the Company, Grupo Repsol YPF undertakes with respect to the Purchaser to finance, if the latter so requests of it, up to a maximum of 48% of the Exercise Price that the Purchaser must pay Grupo Repsol YPF as a result of the total or partial exercise of the Option.

7.3.2	If the Beneficiary requires the Grupo Repsol YPF financing to pay the Exercise Price, it shall notify Grupo Repsol YPF in the correspondence that it sends it on the Exercise Date, including an express mention of the financing that it requests to pay the Exercise Price.

7.3.3	The Parties agree that the terms of the financing by Grupo Repsol YPF of the Shares covered by the Option shall be identical to those stipulated in the Vendors Loan.

7.4	Adhesion of the Beneficiary to the Shareholders’ Agreement and execution of the Registration Rights Agreement by the Company

7.4.1	If the Option is exercised, the Beneficiary or the entity to which the Option is assigned to in the terms of Clause 8.2 below, shall have the right and obligation, on the Execution Date, and with respect to the shares it acquires of the Company, to sign an adhesion document to the Shareholders Agreement, with the Parties providing their express agreement to such adhesion. In that case the Beneficiary, or its legitimate assignee, shall form an integral part of the Party referred to as PESA in such Shareholders Agreement.

The Grantor undertakes to perform all the necessary acts for the Company to execute the Registration Rights Agreement before March 10, 2008.

7.4.2	In the case of several partial exercises of the Option, the Beneficiary will have the right to and obligation to subscribe the assignment documents to the Shareholders’ Agreement and to the Registration Rights Agreement as applicable for the total of the Shares it acquires.

7.5	Commitment with respect to Grupo Repsol YPF Not To Sell in the OPA

In the case that the Beneficiary had to launch an OPA in accordance with the current article 7 of the Corporate Bylaws of the Company, Grupo Repsol YPF hereby irrevocably undertakes, directly or indirectly, not to participate with any of its shares or securities of the Company in such OPA. To these ends, Grupo Repsol YPF shall present to the CNV, SEC, and the National Securities Exchange Commission, a formal statements to prove such commitment not to appear in the OPA under the terms of the pro-forma document which is attached as Appendix 7.5 and any other document that is reasonably required by these authorities to that end.

7.6	Temporary commitment by the Beneficiary not to transfer the Shares

The Beneficiary undertakes if the Option is exercised, not to transfer the Shares during the five (5) year period beginning from the execution date of this Agreement.

8.	MISCELLANEOUS STIPULATIONS

8.1	Notifications

8.1.1	Any notifications and correspondence that might or must be made by and between the Parties in relation to this Agreement, shall always be made in writing through notarized correspondence or other procedure that proves the delivery thereof and receipt by the addressee.

For the effects of notification, the Parties indicate the following addresses:

(i)	If addressed to the Beneficiary:

To the attention of: Mr. Mauro Dacomo and/or Ignacio Moran
Address: Cerrito 740, 1º. Ciudad de Buenos Aires
Fax number: 54 1155 55 01 00

(ii)	If addressed to Grupo Repsol YPF:

Paseo de la Castellana nº 278-280
28046 Madrid (España)
Fax: (34) 91 348 04 47
Attention: Corporate Director for Strategy and Development

With a copy to:
Fax: (34) 91 348 40 86
Attention: Corporate Director for Legal Matters

8.1.2	Only notifications sent to the addresses and in the manner indicated above shall be deemed received. Notifications sent to a new address of any of the Parties shall only take effect if the addressee Party has notified the other Party in advance of a change of address notifying it pursuant to this stipulation.

8.2	Assignment

8.2.1	Neither the Beneficiary nor Grupo Repsol YPF may assign in whole or in part the obligations derived from this Agreement to any third party except as expressly agreed in advance in writing by the other Party.

8.2.2	Notwithstanding the foregoing, Grupo Repsol YPF shall not deny its consent if the Beneficiary assigns the Option (i) to companies which are ultimately wholly-owned, by 100% of their capital stock, by the Eskenazi Family and/or any member of the Eskenazi Family, nor (ii) for the Beneficiary to assign, totally or partially, the rights to economic content but not the obligations, arising for the Beneficiary from this Agreement in favor of any person or entity, to guarantee performance of the financial obligations assumed at the time the Option is exercise with respect to such Shares.

8.3	Confidentiality

8.3.1	The content of this Agreement shall be entirely confidential, the Parties being obligated not to disclose the content hereof to any third party, except:

(a)	Pursuant to a judicial or administrative resolution or other legal obligation;

(b)	In order to demand or facilitate performance of the rights and obligations derived from the Agreement;

(c)	If applicable, in order to meet legal or statutory requirements derived from the exercise of the Option and Acquisition of the Shares;

(d)	Insofar as required, to meet or comply with such reporting obligations as are required with respect to regulatory and supervisory bodies of the capital markets on which Company, Vendor, or if applicable, the Purchaser, are listed.

(e)	In order to provide information to their advisors and auditors, and when financial entities reasonably need knowledge thereof, provided that they are bound by law or by contract to maintain the confidentiality of the information obtained.

8.3.2	Exceptionally, Parties shall be authorized to make the mandatory communications required by an official body. The Parties to this Agreement shall agree, insofar as possible, to any mandatory communications.

8.4	Taxes and Expenses

8.4.1	All taxes and expenses of any type payable for the granting and execution of this Agreement, as well as for the formalization and execution of the purchase and sale of the Shares resulting from exercising the Option, shall be borne by the Parties pursuant to the law.

8.5	Full Agreement

8.5.1	This Agreement contains the full agreement of the Parties with respect to the objective thereof and it voids all other prior contracts and agreements related thereto, except the sale option agreement signed on the same date as this Agreement.

8.6	Amendments

8.6.1	This Agreement may only be amended by written document signed by the Parties that expressly refers to this Agreement.

8.7	Severability

8.7.1	If any of the Stipulations of this Agreement, or any stipulation included in it in the future, were or were to become void or impossible to perform, the validity or enforceability of the other Stipulations of this Agreement shall not be affected by such circumstance, except if the efficacy of the latter were to depend on the former. It shall be construed that the stipulation voided or that cannot be executed shall be replaced by an adequate and equitable stipulation that, insofar as legally possible, approximates insofar as possible the intention and objective of the aforementioned stipulation voided or impossible to execute.

8.8	Timeframes

8.8.1	Timeframes established in number of days stipulated in this Agreement shall begin to run on the day after the day indicated as a reference date.

8.8.2	Timeframes indicated in weeks shall be calculated from weekday to weekday and those indicated in months or years shall be calculated from date to date.

8.8.3	The expiration date, which shall expire at twenty-four hundred hours, shall be deemed included in all timeframes.

8.8.4	Timeframes ending on a day other than a Business Day or a business day in the City of Buenos Aires, Argentina, shall be deemed extended through the next Business Day.

8.9	Termination

This agreement shall be automatically extinguished and nullified if the Purchase and Sale Agreement is terminated as a result of the Argentine antitrust officials not authorizing the purchase stipulated in that agreement.

9.	APPLICABLE LAW AND JURISDICTION

9.1	Applicable Law

9.1.1	This Agreement shall be governed and interpreted pursuant to the provisions of Spanish law. Notwithstanding the foregoing, the transfer of the Shares in case of exercise of the Option, shall be governed by Argentine law.

9.2	Jurisdiction

9.2.1	The Parties expressly submit any disagreement or controversy that might arise on this Agreement or the execution hereof, or which is related to it, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before 3 (three) arbitrators designated pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum that might appertain to them.

9.2.2	The Parties state that they know and accept the rules and regulations of the CCI, pursuant to whose rules the arbitration procedure, if applicable, shall be undertaken.

9.2.3	The arbitration procedure shall be undertaken in the Spanish language in the city of New York (United States of America), at such place designated by the CCI.

9.2.4	The legal arbitration shall be subject to Spanish law and three (3) arbitrators shall take cognizance of it. Grupo Repsol YPF and the Beneficiary shall appoint one (1) arbitrator each, and the third of them shall be designated jointly by the arbitrators so designated. If the first two (2) arbitrator cannot agree on the selection of the third arbitrator, he shall be appointed pursuant to the current regulations of the CCI.

9.2.5	Likewise, the arbitration proceeding shall be subject to the rules and regulations of the CCI.

9.2.6	The Parties shall request that the arbitrators include in the arbitration decision, an express decision on the costs. The resolution on the costs shall be proportional to the estimation of the claims of the Parties contained in the arbitration decision.

9.2.7	The arbitration shall in all cases be final and the Parties are obligated to execute and perform voluntarily the provisions of the arbitration decision, within such terms as are established by common accord at the beginning of the arbitration decision. In the absence of an agreement, the provisions of the CCI’s Regulation shall apply.

9.2.8	Subsidiarily, and if necessary, especially in relation to forced execution of the arbitration, the holding of preliminary proceedings and the request for injunctions or measures of any other type, the Parties subject themselves, with express waiver of any other forum that might appertain to them, to the Courts and Tribunals of the city of Madrid or of the city of Buenos Aires, at the option of the defendant or plaintiff Party

In witness whereof, the Parties sign this Purchase Option Agreement in one copy, in the place and on the date indicated in the heading, to be delivered to a Notary and recorded in the public registry.

REPSOL YPF, S.A.	REPSOL EXPLORACIÓN, S.A.

Mr. Antonio Brufau Niubó	Mr. Nemesio Fernández-Cuesta Luca de Tena

CAVEANT, S.A.	REPSOL YPF CAPITAL, S.L.

Mr. Fernando Ramírez Mazarredo	Mr. Fernando Ramírez Mazarredo

For

Mr. Enrique Eskenazi

Mr. Sebastián Eskenazi

Mr. Matías Eskenazi Storey

Mr. Ezequiel Eskenazi Storey

Mr. Matías Eskenazi Storey

Appendix A

Procedures for Auditor Appointment

The Parties will select, within the ten (10) day period following the signing of this Agreement, a list of three auditor firms, with international experience, recognized prestige and independence and without professional conflict with respect to the Parties. By drawing before a Notary, one of them will be selected as Auditor.

Provided that the Parties are not able to reach an agreement regarding the list of Auditors, as well as if within the ten (10) day period from the signing of this agreement, the Parties are not able to reach such agreement, the firm designated by the President of the Spanish Institute of Accounting and Auditing (Instituto de Contabilidad y Auditoría de Cuentas ICAC) will be appointed as Auditor. The appointment must be effected in the maximum period of 5 days from the request to the ICAC.

At the start of its appointment, the Auditor must accept in writing the appointment and the obligations inherent to the same, will be compensated as set by the parties at the time of its acceptance and will prepare in writing a declaration of no conflicts of interest with any of the Parties.

Appendix 6.2

ADR Legend

[NOT FILED]

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT, dated as of February 21, 2008, among YPF Sociedad Anónima, an Argentine company (the “Company”), Repsol YPF, S.A., a Spanish company (the “Seller”), Petersen Energía, S.A., a Spanish special purpose company (the “Borrower”), Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (collectively, “Petersen” and, together with Borrower, the “Option Parties”), the Option Collateral Agent (as defined below), the Option Administrative Agent (as defined below) and the Holders (as defined below).

WHEREAS, the Company has established, with the Bank of New York, as depositary (the “Depositary”), an American depositary receipt program (such program and any successor or replacement program, the “ADR Program”) pursuant to the deposit agreement, dated as of July 1, 1993, among the Company and the Depositary and the holders from time to time of the American depository shares (“YPF ADS”) issued thereunder (the “ADR Deposit Agreement”);

WHEREAS, the Borrower, Credit Suisse, London Branch, acting as sole administrative agent through one or more of its branches or affiliates, and the other lenders identified therein (together with Credit Suisse, the “Senior Lenders”) have entered into a Senior Secured Term Loan Facility, dated as of February 21, 2008 (the “Senior Term Loan Facility”), the proceeds of which will be used by the Borrower, on the date of the initial borrowing thereunder, together with other proceeds, to pay, among other things, the purchase price of 58,603,606 YPF ADSs, whose underlying Class D shares, par value 10 pesos per share (each, a “Class D Share”), of the Company, represented, as of the date hereof, 14.9% of the total share capital of the Company (the “Acquired ADSs”);

WHEREAS, the Borrower has issued a US$1,015,000,000 subordinated secured note to the Seller, the obligations of the Borrower under which will be secured by a perfected first-priority pledge over 9,832,819 of the Acquired ADSs for the benefit of Repsol YPF, S.A., as such pledged American depository shares may be adjusted under the Senior Collateral Documents (as defined below) (the “Repsol Pledged ADSs,” and the Acquired ADSs excluding the Repsol Pledged ADSs are the “Senior Loan ADSs”);

WHEREAS, each Senior Loan ADS is represented by one American depositary receipt issued by the Depositary (collectively, the “Restricted ADRs”);

WHEREAS, the obligations of the Borrower under the Senior Term Loan Facility will be secured by, among other things, a perfected first priority pledge of all the Senior Loan ADSs and Restricted ADRs pursuant to the Senior Collateral Documents;

WHEREAS, the Seller has granted to the Option Parties an option to purchase from Seller additional YPF ADSs and/or Class D Shares of the Company representing up to an additional 10.1% of the total share capital of the Company (the “Option” and any such additional ADSs or Class D Shares, the “Option Securities”) in accordance with the terms and subject to the conditions set forth in one or more Option Agreements, dated February 21, 2008 (the “Option Agreements”);

WHEREAS, in connection with the exercise of the Option, the Option Parties may seek to finance all or a portion of the purchase price of the Option Securities (each such financing, an “Option Financing” and any loan or credit agreement entered in connection therewith, the “Option Financing Facility”);

WHEREAS, on the date hereof and concurrently herewith, the Company, the Seller, the Borrower, the Senior Collateral Agent and the Senior Administrative Agent are entering into a separate Registration Rights Agreement in respect of the Senior Loan ADSs (the “Senior Lenders RRA”) in the form attached as Exhibit A hereto;

WHEREAS, as contemplated herein, the Option Parties may, in connection with any Option Financing, assign to the relevant providers of such Option Financing (the “Option Lenders”) the registration rights provided hereunder (which registration rights are substantially similar to the registration rights granted to the Senior Holders under the Senior Lenders RRA), upon which assignment the Option Collateral Agent and Option Administrative Agent shall become a party to this Agreement and in the case that the Option Parties exercise the Option on more than one occasion and obtain financing from one or more separate groups of Option Lenders, the Seller and the Company hereby agree to enter into additional Registration Rights Agreements, in substantially the same form as this Agreement, in connection with each such separate Option Financing;

WHEREAS, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (as defined below) under the Securities Act (as defined below) on February 20, 2008 with respect to the Class D shares comprising or underlying the Registrable Shares and the Senior Loan ADSs;

WHEREAS, the Company has unrestricted American depositary shares, each representing one Class D Share issued under the ADR Deposit Agreement (the “Unrestricted ADRs”) which are listed on the New York Stock Exchange and the Class D Shares are authorized for public offering in Argentina and are listed on the Buenos Aires Stock Exchange;

WHEREAS, in connection with the Option Agreements, the Company and the Seller have agreed to provide the Option Parties and each Option Lender with the rights set forth in this Agreement; and

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NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

SECTION 1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Acquired ADSs” shall have the meaning set forth in the introductory clauses hereof.

“Additional Amounts” shall have the meaning set forth in Section 10(o) hereof.

“ADR Program” shall have the meaning set forth in the introductory clauses hereof.

“Authorized Agent” shall have the meaning set forth in Section 10(n) hereof.

“Advice” shall have the meaning set forth in Section 4 hereof.

“Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, “control” when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Business Day” means any day that is not a Saturday, a Sunday or a legal holiday on which banking institutions in the State of New York, London or Buenos Aires, Argentina are not required to be open.

“Capital Stock” means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock issued by such person, including each class of common stock and preferred stock of such person and any depositary receipts evidencing Capital Stock.

“Collateral Trigger Event” means acceleration of the Option Financing Facility following the occurrence and continuation of an “event of default” (as such term may be defined in the Option Financing Facility).

“Company” shall have the meaning set forth in the introductory clauses hereof.

“Controlling Holder” means one or more Holders representing more than 50% of the number of outstanding Registrable Shares.

“Delay Period” shall have the meaning set forth in Section 2(c) hereof.

“Depositary” shall have the meaning set forth in the introductory clauses hereof.

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“Effectiveness Period” shall have the meaning set forth in Section 2(b) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“FINRA” shall have the meaning set forth in Section 4(m) hereof.

“Holder” means (i) initially the Option Collateral Agent and (ii) upon the occurrence of a Collateral Trigger Event each holder of Registrable Shares.

“Interruption Period” shall have the meaning set forth in Section 4 hereof.

“indemnified party” shall have the meaning set forth in Section 7(c) hereof.

“indemnifying party” shall have the meaning set forth in Section 7(c) hereof.

“Inspector” shall have the meaning set forth in Section 4(i) hereof.

“Liquidated Damages Amount” shall mean, as of the relevant date of determination, an amount payable per Registrable Share outstanding equal to the aggregate outstanding principal amount under the Option Financing Facility as of such date of determination divided by the number of Registrable Shares outstanding as of such date (adjusted for any share split or combination), multiplied by the number of days during which a Collateral Trigger Event has occurred and is continuing and a Registration Default exists, multiplied by 0.05, and divided by 365.

“Lock-Up Notice” means a written notice, provided by the Option Administrative Agent, with a copy delivered to the Option Collateral Agent, informing the Company that the Holders intend to offer their Registrable Shares in a firm underwritten offering and that the managing underwriter thereof has informed the Option Administrative Agent in writing that it is advisable and beneficial to the success of the offering (including the price per share of the Registrable Shares to be sold) that the Company enter into a lock-up agreement with respect to its capital stock. The Option Administrative Agent may only deliver a Lock-Up Notice if the Holders have a good faith intention to sell at least one half of the number of Registrable Shares outstanding.

“Lock-Up Period” shall have the meaning set forth in Section 4(l) hereof.

“Losses” shall have the meaning set forth in Section 7(a) hereof.

“Offering Notice” shall mean any written communication provided to the Company in accordance with Section 10(c) hereof informing the Company of the good faith intention of such Holder to sell or otherwise dispose of any Registrable Shares owned by such Holder. Such Offering Notice shall be effective until rescinded by the delivering Holder.

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“Option” shall have the meaning set forth in the introductory clauses hereof.

“Option Administrative Agent” means any bank or financial institution hereinafter appointed by the Option Lenders as administrative agent under the Option Financing Facility, which bank or financial institution shall become a party to this Agreement upon execution and delivery to the Company, the Seller and the Option Parties of the Joinder Agreement in the form attached hereto as Exhibit B.

“Option Agreements” shall have the meaning set forth in the introductory clauses hereof.

“Option Anti-Dilution Filing” shall have the meaning set forth in Section 4(a).

“Option Collateral Agent” means any bank or financial institution hereinafter appointed by the Option Lenders as collateral agent under the Option Financing Facility, which bank or financial institution shall become a party to this Agreement upon execution and delivery to the Company, the Seller and the Option Parties of the Joinder Agreement in the form attached hereto as Exhibit B.

“Option Collateral Documents” means any security agreement, pledge agreement, account control agreement and any other document or agreement ancillary or related thereto entered into among the Option Parties, the Option Collateral Agent and/or the Option Administrative Agent in connection with the Option Financing.

“Option Financing” shall have the meaning set forth in the introductory clauses hereof.

“Option Financing Facility” shall have the meaning set forth in the introductory clauses hereof.

“Option Lenders” shall have the meaning set forth in the introductory clauses hereof.

“Option Parties” shall have the meaning set forth in the introductory clauses hereof.

“Option Securities” shall have the meaning set forth in the introductory clauses hereof.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Petersen” shall have the meaning set forth in the introductory clauses hereof.

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“Prospectus” means the prospectus included in any registration statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A or 430B), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Shares and Senior Loan ADSs covered by such registration statement and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Records” shall have the meaning set forth in Section 4(i) hereof.

“Registrable Shares” means any Option Securities, unless (i) they have been effectively registered under Section 5 of the Securities Act and disposed of pursuant to an effective Registration Statement or (ii) such securities may be freely transferred without registration under the Securities Act (as determined by an opinion (addressed to the Option Administrative Agent and the Depositary, with a copy delivered to the Option Collateral Agent) of nationally recognized U.S. counsel to the Company, which counsel must also be reasonably satisfactory to the Option Administrative Agent). In addition, a Holder’s securities shall cease to constitute Registrable Shares if all of the Registrable Shares held by such Holder (and its affiliates, partners, members and former members) may be sold under Rule 144 during any 90-day period (as determined by an opinion (addressed to the Option Administrative Agent and the Depositary, with a copy delivered to the Option Collateral Agent) of nationally recognized U.S. counsel to the Company, which counsel must also be reasonably satisfactory to the Option Administrative Agent). Registrable Shares shall not include any securities owned by the Company or any of its subsidiaries.

“Registration Default” shall have the meaning set forth in Section 8 hereof.

“Registration Statement” means the Company’s Registration Statement on Form F-3 (Reg. No. 333-149313) or any other registration statement under the Securities Act filed by the Company that registers the transfer of any of the Class D shares comprising or underlying Registrable Shares pursuant to the provisions of this Agreement and of any Senior Loan ADSs pursuant to the Senior Lenders RRA, including the related Prospectus, all amendments and supplements to such registration statement, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference in such registration statement. The term “Registration Statement” shall also include any registration statement filed pursuant to Rule 462(b) to register additional securities in connection with any offering.

“Repsol Pledged ADSs” shall have the meaning set forth in the introductory clauses hereof.

“Restricted ADRs” shall have the meaning set forth in the introductory clauses hereof.

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“SEC” shall have the meaning set forth in the introductory clauses hereof.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Seller” shall have the meaning set forth in the introductory clauses hereof.

“Senior Administrative Agent” means Credit Suisse, London Branch, as Administrative Agent under the Senior Term Loan Facility.

“Senior Collateral Agent” mean HSBC Bank plc, as Collateral Agent under the Senior Term Loan Facility.

“Senior Collateral Documents” shall have the meaning assigned to the term “Collateral Documents” under the Senior Term Loan Facility.

“Senior Holders” shall have the meaning assigned to the term “Holders” under the Senior Lenders RRA.

“Senior Lenders” shall have the meaning set forth in the introductory clauses hereof.

“Senior Lenders RRA” shall have the meaning set forth in the introductory clauses hereof.

“Senior Loan ADSs” shall have the meaning set forth in the introductory clauses hereof.

“Senior Term Loan Facility” shall have the meaning set forth in the introductory clauses hereof.

“underwritten registration” or “underwritten offering” means a registration under the Securities Act in which securities of the Company are sold to an underwriter for reoffering to the public.

“Unrestricted ADRs” shall have the meaning set forth in the introductory clauses hereof.

SECTION 2. Effectiveness of Registration Statement and Sales under Registration Statement. (a) The Company shall, and the Seller shall, in its capacity as a shareholder of the Company, cause the Company to, use commercially reasonable efforts to cause the Registration Statement to be declared effective as promptly as practicable, and in any event no later than (i) 20 days after the date of this Agreement if the staff of the SEC determines not to review the Registration Statement and grants a timely request by the Company for acceleration of the effectiveness of the Registration Statement and (ii) 150 days after the date of this Agreement if the staff of the SEC reviews the Registration Statement or fails to timely approve such request.

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(b) Subject to clauses (c) and (d) below and Section 4(a), the Company shall, and the Seller shall, in its capacity as a shareholder of the Company, cause the Company to, use commercially reasonable efforts to keep the Registration Statement continuously effective and usable for the resale of the Registrable Shares covered thereby in accordance with the intended method or methods of disposition described therein until such date as (i) all amounts due and owing under the Option Financing Facility shall have been re-paid, (ii) there are no Registrable Shares outstanding, or (iii) all of the Registrable Shares covered by such Registration Statement (A) have been sold pursuant to such Registration Statement or (B) may be sold under Rule 144 during any 90-day period (as determined by an opinion (addressed to the Option Administrative Agent and the Depositary, with a copy delivered to the Option Collateral Agent) of nationally recognized U.S. counsel to the Company, which counsel must also be reasonably satisfactory to the Option Administrative Agent) (such period of continuous effectiveness is hereinafter referred to as the “Effectiveness Period”).

(c) The Company shall be entitled to suspend the use of any effective Registration Statement under this Section 2, for a reasonable period of time, but not in excess of 30 days (a “Delay Period”), if the Board of Directors of the Company determines that in the Board of Directors’ reasonable judgment and good faith, the registration and distribution of the Registrable Shares covered or to be covered by such Registration Statement would materially interfere with any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Company or any of its material subsidiaries or affiliates or would require or result in premature disclosure thereof and promptly gives the Holders written notice of such determination, provided, however, that (i) the aggregate number of days included in all Delay Periods during any consecutive 12 months shall not exceed 60 days and (ii) a period of at least 60 days shall elapse between the termination of any Delay Period and the commencement of the immediately succeeding Delay Period. The Company shall not be entitled to initiate or continue a Delay Period unless it shall (A) concurrently prohibit sales by all other security holders under registration statements covering securities held by such other security holders; and (B) in accordance with the Company’s policies from time to time in effect, if any, forbid purchases and sales in the open market by senior executives of the Company.

(d) Notwithstanding anything contained in this Agreement, the Company shall be entitled to suspend the use of any effective Registration Statement (i) during the period from April 1 to June 1 of each calendar year for so long as it has not yet filed a Form 20-F for the preceding fiscal year, provided that the Company shall use commercially reasonable efforts to make such a Form 20-F filing with the SEC as soon as practicable after April 1st of each calendar year, and (ii) in connection with any acquisition or similar transaction by the Company or any of its Affiliates that requires the inclusion of separate financial statements and/or pro forma financial statements in the Registration Statement for so long as is reasonably necessary to prepare such statements.

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(e) The Company shall not include any securities that are not Registrable Shares or Senior Loan ADSs in any Registration Statement filed pursuant to this Section 2 without the prior written consent of the Option Administrative Agent on behalf of the Controlling Holders covered by such Registration Statement.

(f) Within three Business Days following the Option Administrative Agent obtaining knowledge of the occurrence of an “event of default” (as such terms may be defined in the Option Financing Facility), the Option Administrative Agent shall give written notice thereof to the Company and Seller, with a copy delivered to the Option Collateral Agent.

(g) Upon the occurrence of a Collateral Trigger Event, the Option Administrative Agent shall give written notice to the Company, Borrower and Seller, with a copy delivered to the Option Collateral Agent, informing them of the Collateral Trigger Event and any resale of Registrable Shares under the Registration Statement shall not commence until at least three Business Days after receipt of such notice by the Company and Seller.

SECTION 3. Argentine Registration. The Company shall, and the Seller shall, in its capacity as a shareholder of the Company, cause the Company to, use commercially reasonable efforts to keep the Company’s Class D shares authorized for public offering with the Argentine Comisión Nacional de Valores and listed with the Buenos Aires Stock Exchange. The Company will be entitled to require the Holders or the underwriter participating in any offering hereunder to suspend such public offering of the Company’s Class D Shares during a Delay Period; provided the conditions set forth in Section 2(c) are met during the period set forth in Section 2(d).

SECTION 4. Procedures and Further Agreements. In connection with the registration obligations of the Company pursuant to and in accordance with Section 2 hereof (and subject to Section 2) and for so long as there are any Registrable Shares (except as provided for in Section 10(a)), the Company shall and the Seller shall, in its capacity as a shareholder of the Company, cause the Company to:

(a)

prepare and file with the SEC such amendments (including post-effective amendments) to the Registration Statement, and such supplements to the related Prospectus, as may be required by the rules, regulations or instructions applicable to the Securities Act during the applicable period in accordance with the intended methods of disposition specified by the Option Administrative Agent, make generally available earnings statements satisfying the provisions of Section 11(a) of the Securities Act (provided that the Company shall be deemed to have complied with this clause (a) if it has complied with Rule 158 under the Securities Act), cause the related Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act, and, in the event that the Company issues any shares of Capital Stock or consummates a capital increase following the date hereof,

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promptly prepare and file with the SEC all such supplements and/or amendments (including post-effective amendments) to the Registration Statement (any such filing, an “Option Anti-Dilution Filing”) in order to register additional Class D shares and ADSs of the Company so that the number of Registrable Shares registered pursuant to the Registration Statement (excluding any Senior Loan ADSs) at all times represents at least 10.1% of the outstanding capital stock of the Company;

(b)	notify the Option Administrative Agent promptly and (if requested in writing) confirm such notice in writing, with a copy delivered to the Option Collateral Agent, (i) when any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement and any post-effective amendment, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to the Registration Statement or the related Prospectus or for additional information regarding such Holders, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation of any proceeding for such purpose of which the Company has received notice, and (v) of the happening of any event that requires the making of any changes in the Registration Statement, Prospectus or documents incorporated or deemed to be incorporated therein by reference so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

(c)	use commercially reasonable efforts to prevent the issuance of any order suspending the effectiveness of the Registration Statement or the qualification or exemption from qualification of any Registrable Shares for sale in any jurisdiction in the United States, and to obtain the lifting or withdrawal of any such order at the earliest practicable time;

(d)

if requested in writing by the Option Administrative Agent, furnish to the Option Administrative Agent and any Holder of any Registrable Shares covered by such Registration Statement, counsel for the Holders and each managing underwriter, if any, without charge, one conformed copy of the Registration Statement, as declared effective by the SEC, and of each post-effective amendment thereto, in each case including financial statements and schedules and all exhibits and reports incorporated or deemed to be incorporated therein by reference; and deliver, without charge, such number of copies of the preliminary prospectus, any amended preliminary prospectus, each final Prospectus and any post-effective amendment or supplement thereto, as the Option Administrative Agent may reasonably request in order to facilitate the disposition of the Registrable

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Shares of the Holders covered by such Registration Statement in conformity with the requirements of the Securities Act, provided that the Company shall have no obligation to provide any document pursuant to this clause (d) that is available on the SEC’s EDGAR system;

(e)	prior to any public offering of Registrable Shares covered by the Registration Statement, use commercially reasonable efforts to register or qualify such Registrable Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions in the United States as the Administrative Agent on behalf of the Controlling Holders shall reasonably request in writing; provided, however, that the Company shall in no event be required to qualify generally to do business as a foreign corporation or as a dealer in any jurisdiction where it is not at the time so qualified or to execute or file a general consent to service of process in any such jurisdiction or to take any action that would subject it to general service of process or taxation in any such jurisdiction where it is not then subject;

(f)	upon the occurrence of any event contemplated by paragraph 4(b)(v) above, prepare a supplement or post-effective amendment to, or an Exchange Act filing incorporated by reference into, the Registration Statement or the related Prospectus or any document incorporated or deemed to be incorporated therein by reference and file any other required document so that, as thereafter delivered to the purchasers of the Registrable Shares being sold thereunder (including upon the termination of any Delay Period), such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(g)	use commercially reasonable efforts to maintain the ADR Program until all amounts due under the Option Financing Facility are no longer outstanding;

(h)	use commercially reasonable efforts to cause (i) all Class D Shares and Unrestricted ADRs to continue to be listed on The New York Stock Exchange (including seeking to cure in the Company’s listing or inclusion application any deficiencies cited by the exchange or market), and (ii) all Class D Shares to continue to be listed on the Buenos Aires Stock Exchange and any other stock exchange upon which the Company has Class D Shares listed;

(i)

following the occurrence of a Collateral Trigger Event, make available for inspection by any attorney retained by the underwriter participating in any offering pursuant to the Registration Statement or by the Option Administrative Agent on behalf of the Controlling Holders (collectively, the “Inspectors”), all financial and other records and other information, pertinent corporate documents and properties of any of the Company and its

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subsidiaries and Affiliates (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibilities; provided, however, that the Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors in writing are confidential shall not be disclosed to any Inspector unless such Inspector signs a confidentiality agreement satisfactory to the Company and that the foregoing inspection shall be coordinated on behalf of all Inspectors by counsel to such underwriters;

(j)	following the occurrence of a Collateral Trigger Event and on no more than once in any twelve-month period, make its senior executive officers available (i) to meet with the Holders or the Option Administrative Agent, the Inspectors and the underwriters of any offering under the Registration Statement to discuss the business, operations and financial condition of the Company and the industries in which it operates so that Holders, the underwriters and any other participants in a distribution of Registrable Shares may establish a reasonable due diligence defense under the Securities Act (in addition, at the request of the Option Administrative Agent on behalf of the Controlling Holders, the Company shall make available its senior executives for customary bring down due diligence calls on the launch, pricing and closing date of any offering of Registrable Shares); and (ii) to participate in one customary offering “road show” per year with representatives of any underwriters in Argentina, the United States and Canada, Europe and Asia to meet with potential investors identified by the underwriters to discuss the business, operations and financial condition of the Company and the industries in which it operates in order to facilitate the offering and distribution of any Registrable Shares; provided, however, that each such “road show” shall not be longer than five Business Days and shall not materially disrupt the business of the Company and the Company shall only be obligated to participate in such “road show” if requested to do so by the Option Administrative Agent. In connection with any “road show” the Company shall prepare customary marketing materials in a manner consistent with other issuances of securities similar to the Registrable Shares;

(k)

following the occurrence of a Collateral Trigger Event and no more than once in any twelve-month period, enter into an underwriting agreement (in form, scope and substance as is customary in underwritten offerings by the Company, including customary indemnification of the Underwriters) and take such other appropriate and reasonable actions requested by the Option Administrative Agent in order to expedite or facilitate the disposition of such Registrable Shares, and in such connection, (i) if requested in the underwriting agreement, use commercially reasonable efforts to obtain opinions and negative assurance letters of counsel to the Company and updates thereof (which counsel and opinions and letters (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters and

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its counsel), addressed to each selling Holder of Registrable Shares covered by such Registration Statement and each of the underwriters as to the matters customarily covered in opinions and negative assurance letters requested in underwritten offerings, and such other matters as may be reasonably requested by such counsel and underwriters, (ii) commercially reasonable efforts to obtain “cold comfort” letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to each selling Holder of Registrable Shares covered by the Registration Statement (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession or the internal policies of such public accountants) and each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with underwritten offerings, (iii) in the underwriting agreement, provide indemnification provisions and procedures customary for underwritten public offerings. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;

(l)

if the Option Administrative Agent on behalf of the Controlling Holders delivers to the Company a Lock-Up Notice, for the period specified below, not, directly or indirectly, take any of the following actions with respect to its Capital Stock: (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Capital Stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Capital Stock, (iii) enter into a transaction which would have the same effect, or enter into any swap, hedge or any other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Capital Stock whether any such aforementioned transaction is to be settled by delivery of the Capital Stock or such other securities in cash or otherwise (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Capital Stock within the meaning of Section 16 of the Exchange Act, (v) file with the SEC a registration statement under the Securities Act relating to Capital Stock, or (vi) publicly disclose the intention to make any such offer, sale, issue, pledge, grant or to enter into any such transaction, swap, hedge or other arrangement, without the prior written consent of the Option Administrative Agent except (a) for issuances of grants of employee stock options or equity awards pursuant to the terms of a Company plan in effect on the date of this Agreement or issuances of Capital Stock pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date of this Agreement, (b) in accordance with the terms of this Agreement, and (c) for purchases of Capital Stock of officers or employees of the Company selling Capital Stock to the

13

Company, the proceeds of which will be used in respect of grants under the terms of a Company plan then in effect. The Lock-Up Period will commence on the date that a Lock-Up Notice is delivered to the Company, provided that such Lock-Up Notice may not be delivered earlier than the commencement of the “road show” for the firm underwritten offering to which the Lock-Up Notice relates, and continue for 90 days after the earlier of the closing of such offering or 110 days after the date such Lock-Up Notice is delivered (the “Lock-Up Period”); provided, however, if (1) during the last 17 days of the lock-up period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable. The Company will provide the Option Administrative Agent with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the Lock-Up Period, with a copy delivered to the Option Collateral Agent. The Company shall only be required to be “locked-up” pursuant to this paragraph (l) two times; provided, however, that the Option Administrative Agent may rescind a Lock-Up Notice at any time and if such Lock-Up Notice is rescinded within 10 business days of delivery thereof, such rescinded Lock-Up Notice shall not be counted toward the Lock-Up Periods described at the beginning of this sentence; and, provided that, the Option Administrative Agent shall only deliver one Lock-Up Notice in any twelve-month period unless rescinded as described immediately above;

(m)	cooperate and assist in any filings required to be made with the Financial Industry Regulatory Authority (“FINRA”);

(n)	include such information regarding the plan of distribution of the Registrable Shares in any Registration Statement and Prospectus as the Holders may reasonably request; and

(o)	cause to be maintained a registrar and transfer agent for all Registrable Shares covered by any Registration Statement.

The Company may require the Option Parties and each Holder of Registrable Shares covered by a Registration Statement to furnish such information, within ten Business Days of any such request, regarding the Option Parties or such Holder and the Holder’s intended method of disposition of such Registrable Shares as it may from time to time reasonably request in writing. If any Holder fails to furnish such information within ten Business Days after receipt of such request, notwithstanding anything to the contrary in this Agreement the Company may exclude such Holder’s Registrable Shares from such Registration Statement.

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Each Holder of Registrable Shares covered by a Registration Statement agrees that, upon receipt by the Option Administrative Agent of any notice from the Company of the happening of any event of the kind described in Section 4(b)(ii), 4(b)(iii), 4(b)(iv) or 4(b)(v) hereof, such Holder shall discontinue disposition of any Registrable Shares covered by such Registration Statement or the related Prospectus until receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(f) hereof, or until the Option Administrative Agent is advised in writing (the “Advice”), with a copy delivered to the Option Collateral Agent, by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any amended or supplemented Prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such Prospectus (such period during which disposition is discontinued being an “Interruption Period”) and, if requested by the Company, the Option Administrative Agent shall deliver to the Company (at the expense of the Company) all copies then in its possession, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Shares at the time of receipt of such request.

The Option Administrative Agent and each Holder of Registrable Shares covered by a Registration Statement further agrees not to utilize any material other than the applicable current preliminary prospectus or Prospectus in connection with the offering of such Registrable Shares.

If the Option Administrative Agent on behalf of the Controlling Holders delivers to the Company a Lock-Up Notice, for the Lock-Up Period, the Seller will not, directly or indirectly, take any of the following actions with respect to the Company’s Capital Stock: (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of the Company’s Capital Stock, (ii) offer, sell, contract to sell, contract to purchase or grant any option, right or warrant to purchase the Company’s Capital Stock, (iii) enter into a transaction which would have the same effect, or enter into any swap, hedge or any other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company’s Capital Stock whether any such aforementioned transaction is to be settled by delivery of the Company’s Capital Stock or such other securities in cash or otherwise (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the Company’s Capital Stock within the meaning of Section 16 of the Exchange Act, or (v) publicly disclose the intention to make any such offer, sale, issue, pledge, grant or to enter into any such transaction, swap, hedge or other arrangement, without the prior written consent of the Option Administrative Agent. The Seller shall only be obligated to be “locked-up” so long as the Company shall be locked-up pursuant to Section 4(l) hereof.

SECTION 5. Registration Expenses. (a) The Borrower shall reimburse the Company (i) all costs, fees and expenses solely incident to the Company’s performance of or compliance with this Agreement and the Senior Lenders RRA (as described in

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Section 5(c) below) incurred by the Company prior to January 1, 2009 and (ii) all SEC filing fees in connection with any Option Anti-Dilution Filing, provided that the Borrower shall not be required to reimburse the Company for any costs, fees and expenses set forth in the preceding clause (i) unless the Company has documented, to the Borrower’s reasonable satisfaction, that such costs, fees and expenses are solely attributable to the Company’s performance of this Agreement and the Senior Lenders RRA and provided further that the Borrower’s reimbursement obligation hereunder shall not exceed, in the aggregate, US$700,000. For the avoidance of doubt, the Borrower shall not be obligated hereunder to pay any amount in respect of (i) any Liquidated Damages Amount or (ii) any indemnity or contribution under Section 7 hereof.

(b) The Seller shall pay all costs, fees and expenses incident to the Company’s performance of or compliance with this Agreement and the Senior Lenders RRA (as described in Section 5(c) below) incurred by the Company (i) in excess of the US$700,000 cap provided for in clause (a) above and (ii) on or after January 1, 2009. For the avoidance of doubt, the Seller shall not be obligated hereunder to pay any amount in respect of (i) any Liquidated Damages Amount or (ii) any indemnity or contribution under Section 7 hereof.

(c) The costs, fees and expenses incident to the Company’s performance of or compliance with this Agreement include, without limitation (i) all registration and filing fees, including FINRA filing fees, (ii) all fees and expenses of compliance with securities or Blue Sky laws of the United States and states therein, including reasonable and documented fees and disbursements of local and special counsel in connection therewith, (iii) printing expenses (including expenses of printing certificates for Registrable Shares and of printing prospectuses if the printing of prospectuses is requested by the Holders or the managing underwriter, if any), (iv) messenger, telephone and delivery expenses, (v) fees and disbursements of local and special counsel for the Company, (vi) fees and disbursements of all independent certified public accountants of the Company (including expenses of any “cold comfort” letters required in connection with this Agreement) and all other persons retained by the Company in connection with such Registration Statement, (vii) all fees and expenses payable in connection with the Company maintaining the authorization for public offering in Argentina of the Class D Shares, and the listing of such shares on the Buenos Aires Stock Exchange and any other stock exchange upon which the Company has Class D Shares listed and (viii) all other reasonable costs, fees and expenses incurred by the Company as a result of its performance or compliance with this Agreement.

(d) The fees and expenses of any persons retained by any Holder, and any discounts, commissions or brokers’ fees or fees of similar securities industry professionals and any transfer taxes relating to the disposition of the Registrable Shares by a Holder, will be payable by such Holder and none of the Company, the Option Parties or the Seller will have any obligation to pay any such amounts.

(e) To the extent that any Holder of Registrable Shares include their Registrable Shares in any offering under the Senior Lenders RRA, costs, fees and

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expenses to be paid by the Holders of Registrable Shares and Senior Holders will be shared pro rata in proportion to the number of Senior Loan ADSs or Registrable Shares offered by each of them.

SECTION 6. Underwriting Requirements. (a) In the case of any underwritten offering pursuant to a Registration Statement, the Option Administrative Agent shall select the institution or institutions that shall manage or lead such offering, subject to the reasonable approval of such institution(s) by the Company. In selecting such institutions, the Option Administrative Agent shall consult with the Seller. No Holder may participate in any underwritten public offering unless such Holder (i) agrees to sell such Holder’s Registrable Shares included in the offering on the basis provided for in any underwriting arrangements agreed to by the Option Administrative Agent included in such underwritten public offering and (ii) completes and executes all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements. The Option Administrative Agent shall give the Senior Administrative Agent a written notice of any underwritten offering pursuant to this section at least ten Business Days prior to the commencement of such offering and shall allow the Senior Holders the option to participate in such offering subject to Section (6)(c) below to the extent the Senior Administrative Agent provides a written request to have Senior Loan ADSs included in such offering at least five Business Days prior to the commencement of such offering. The Option Administrative Agent shall have no obligation to include such Senior Loan ADSs in any offering conducted pursuant to this Agreement unless the sellers of such Senior Loan ADSs comply with Sections 5(e), 6(b), 6(c), 6(e) and 7(c) of the Senior Lenders RRA.

(b) The Holders of Registrable Shares may participate in any underwritten public offering directed by the Senior Administrative Agent. No Holder of Registrable Shares may participate in any underwritten public offering directed by the Senior Administrative Agent unless such Holder of Registrable Shares (i) agrees to sell such Holder’s Registrable Shares included in such offering on the basis provided for in any underwriting arrangements agreed to by the Senior Administrative Agent included in such underwritten public offering, (ii) completes and executes all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements and (iii) has complied with Sections 5(e), 6(b), 6(c), 6(e) and 7(c) of this Agreement.

(c) In connection with any underwritten offering pursuant to a Registration Statement conducted pursuant to this Agreement in which more than one Holder participates or in which the Senior Holders participate along with such Holders, in the event that the managing underwriter or underwriters participating in such offering advise in writing the Holders of Registrable Shares and, if applicable, the Senior Holders to be included in such offering that the total number of Registrable Shares and, if applicable, Senior Loan ADSs to be included in such offering exceeds the amount that can be sold in (or during the time of) such offering without delaying or jeopardizing the success of such offering (including the price per share of the Registrable Shares and Senior Loan ADSs to

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be sold), then the amount of Registrable Shares and Senior Loan ADSs to be offered for the account of such Holders or such Senior Holders shall be reduced pro rata on the basis of the total number of Registrable Shares and Senior Loan ADSs to be offered by each such Holder and Senior Holder; it being understood and agreed that, for the avoidance of doubt, such reduction shall be effected on a pari passu and pro rata basis among all Registrable Shares and Senior Loan ADSs to be included in such offering.

(d) If the Option Administrative Agent on behalf of the Controlling Holders delivers to the Company and the other Holders a Lock-Up Notice pursuant to this Agreement, each of the Holders will not, directly or indirectly, take any of the following actions with respect to the Capital Stock of the Company: (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Capital Stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Capital Stock, (iii) enter into a transaction which would have the same effect, or enter into any swap, hedge or any other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Capital Stock whether any such aforementioned transaction is to be settled by delivery of the Capital Stock or such other securities in cash or otherwise (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Capital Stock within the meaning of Section 16 of the Exchange Act, or (v) publicly disclose the intention to make any such offer, sale, issue, pledge, grant or to enter into any such transaction, swap, hedge or other arrangement, without the prior written consent of the Option Administrative Agent. The Holders shall only be obligated to be “locked-up” so long as the Company shall be locked up pursuant to Section 4(l) hereof.

(e) If the Senior Administrative Agent delivers to the Company and the other Senior Holders a Lock-Up Notice and a copy of such notice is delivered to the Option Administrative Agent, upon receipt of a written request from the Senior Administrative Agent at least 15 Business Days in advance, each of the Holders of Registrable Shares will not, directly or indirectly, take any of the following actions with respect to the Capital Stock of the Company: (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Capital Stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Capital Stock, (iii) enter into a transaction which would have the same effect, or enter into any swap, hedge or any other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Capital Stock whether any such aforementioned transaction is to be settled by delivery of the Capital Stock or such other securities in cash or otherwise (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Capital Stock within the meaning of Section 16 of the Exchange Act, or (v) publicly disclose the intention to make any such offer, sale, issue, pledge, grant or to enter into any such transaction, swap, hedge or other arrangement, without the prior written consent of the Option Administrative Agent. The Holders of Registrable Shares shall only be obligated to be “locked-up” so long as the Company shall be locked up pursuant to Section 4(l) hereof.

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SECTION 7. Indemnification. (a) Indemnification by the Company. The Company shall, without limitation as to time, indemnify and hold harmless, to the full extent permitted by law, each Holder of Registrable Shares whose Registrable Shares are covered by a Registration Statement or Prospectus, the officers, directors and agents and employees of each of them, each Person who controls each such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling person, to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, costs (including, without limitation, reasonable costs of investigation or preparation and reasonable attorneys’ fees) and expenses (collectively, “Losses”) incurred by or with respect to such Holder in its capacity as a seller of Registrable Shares pursuant to such Registration Statement or Prospectus, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement or Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or in the case of any prospectus or form of prospectus or amendment or supplement thereto, arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, except (i) insofar as the same are based upon information furnished in writing to the Company by or on behalf of such Holder expressly for use therein, (ii) in the case of an Interruption Period, the use by any Holder of an outdated or defective Prospectus until receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(f) hereof, or until such Holder receives Advice from the Company that the use of the applicable Prospectus may be resumed or (iii) to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission in a Registration Statement or Prospectus, if such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the Registration Statement or the Prospectus that is delivered or made available to the Holder and the Holder thereafter fails to deliver or make available such Registration Statement or Prospectus as so amended or supplemented prior to or concurrently with the sale of the Registrable Securities to the person asserting such Losses; provided, however, that the indemnity agreement contained in this Section 7(a) shall not apply to any amount paid in settlement of any Losses if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld.

(b) Indemnification by Holder of Registrable Shares pursuant to this Agreement. In connection with any Registration Statement under which a Holder is offering Registrable Shares pursuant to this Agreement, such Holder shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with such Registration Statement or the related Prospectus and such Holder agrees to indemnify and hold harmless, to the full extent permitted by law, the Company, its directors, officers, agents or employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) and the directors, officers, agents or employees of such controlling Persons, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement or the related

19

Prospectus or any amendment or supplement thereto, or any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus or form of prospectus or amendment or supplement thereto, in light of the circumstances in which there were made), to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission is based upon information so furnished in writing by or on behalf of such Holder to the Company expressly for use in such Registration Statement or Prospectus or in any amendment or supplement thereto or in any preliminary prospectus. The Company shall be entitled to receive customary indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution of such Registrable Shares with respect to information furnished in writing by such persons expressly for use in such Registration Statement or Prospectus.

(c) Indemnification by Senior Holders. In connection with any Registration Statement under which a Senior Holder is offering Senior Loan ADSs pursuant to the Senior Lenders RRA, such Senior Holder shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with such Registration Statement or the related Prospectus and such Holder agrees to indemnify and hold harmless, to the full extent permitted by law, the Company, its directors, officers, agents or employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) and the directors, officers, agents or employees of such controlling Persons, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement or the related Prospectus or any amendment or supplement thereto, or any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus or form of prospectus or amendment or supplement thereto, in light of the circumstances in which there were made), to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission is based upon information so furnished in writing by or on behalf of such Holder to the Company expressly for use in such Registration Statement or Prospectus or in any amendment or supplement thereto or in any preliminary prospectus.

(d) Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an “indemnified party”), such indemnified party shall give prompt written notice to the party from which such indemnity is sought (the “indemnifying party”) of any claim or of the commencement of any proceeding (including any investigation by any governmental authority) with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the indemnifying party shall not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been prejudiced by such delay or failure. The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such claim or proceeding, to assume, at the

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indemnifying party’s expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such indemnified party; provided, however, that (i) an indemnified party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless: (1) the indemnifying party agrees to pay such fees and expenses; (2) the indemnifying party fails promptly to assume the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such indemnified party; or (3) the named parties to any proceeding (including impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it that are in addition to or are inconsistent with those available to the indemnifying party or that a conflict of interest is likely to exist among such indemnified party and any other indemnified parties (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party); and (ii) subject to clause (3) above, the indemnifying party shall not, in connection with any claim or proceeding or separate but substantially similar or related claim or proceedings in the same jurisdiction, arising out of the same general allegations of circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the indemnified parties. Whether or not such defense is assumed by the indemnifying party, such indemnifying party shall not be subject to any liability for any settlement made without its written consent. The indemnifying party shall not consent to entry of any judgment or enter into any settlement that (A) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance reasonably satisfactory to the indemnified party, from all liability in respect of such claim or litigation for which such indemnified party would be entitled to indemnification hereunder and (B) includes a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.

(e) Contribution. If the indemnification provided for in this Section 7 is applicable in accordance with its terms but is legally unavailable to an indemnified party in respect of any Losses, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party, on the one hand, and indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 7(c), any legal or other fees or expenses incurred by such party in connection with any investigation or

21

proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provision of this Section 7(d), an indemnifying party that is a Holder shall not be required to contribute any amount which is in excess of the amount by which the total proceeds received by such Holder from the sale of the Registrable Shares sold by such Holder (net of all underwriting discounts and commissions) exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

SECTION 8. Damages. If the Company fails to keep continuously effective, supplemented and amended a Registration Statement pursuant to Section 2(b) hereof (except as provided for in Section 2(c) and 2(d) of this Agreement) (each such event a “Registration Default”) after a Collateral Trigger Event has occurred and is continuing, then the Company agrees it shall pay to the Option Collateral Agent for the benefit of the Holders a penalty in cash in an amount equal to the Liquidated Damages Amount. Accrued liquidated damages, if any, shall be payable within 45 days of the first Registration Default and every 90 days thereafter if such Registration Default is continuing. This obligation to pay liquidated damages will cease on the date that all Registration Defaults have been cured and shall be the Company’s sole liability for breach of Section 2(b) of this Agreement.

SECTION 9. Rule 144 Information. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Shares to the public without registration, the Company agrees to use commercially reasonable efforts to and the Seller shall, in its capacity as a shareholder of the Company, cause the Company to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times that the Company is subject to the reporting requirements of the Securities Act or the Exchange Act, and for so long as the Company remains subject to the periodic reporting requirements under Section 13 or 15(d) of the Exchange Act.

(b) Use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements).

(c) Furnish to any Holder forthwith upon request, after the occurrence of a Collateral Trigger Event, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act, and of the Securities Act

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and the Securities Exchange Act of 1934, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in as such Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing such Holder to sell any such securities without registration, provided that the Company shall have no obligation to provide any document that is available on the SEC’s EDGAR system.

SECTION 10. Miscellaneous. (a) Termination. This Agreement and the obligations of the Company, the Seller, the Option Parties and the Holders hereunder (other than Section 7 hereof and other than pursuant to the following sentence) shall terminate on the earlier of the first date on which (i) no Registrable Shares remain outstanding, and (ii) all amounts due under all Option Financing Facilities have been repaid. Notwithstanding any contrary provision in this Agreement (including the foregoing sentence), so long as the Option Collateral Agent (together with any other collateral agent under any other Option Financing) shall hold, control or have a pledge over at least 7,374,614 Option Securities (adjusted for any share split or combination) regardless of whether any Option Securities may be freely transferred without registration pursuant to Rule 144 of the Securities Act (x) the obligations of the Company under Section 4(g) and (h) shall continue and (y) at the request of the Option Administrative Agent, the Company shall make its senior executive officers available to participate in one customary offering “road show” (at the Holders’ expense) in Argentina, the United States and Canada, Europe and Asia to meet with potential investors identified by underwriters or the Option Administrative Agent to discuss the business, operations and financial condition of the Company and the industries in which it operates in order to facilitate the offering and distribution of any Option Securities; provided, however, that such “road show” shall not be longer than five Business Days and shall not materially disrupt the business of the Company, in each case; provided that such Option Securities shall not have previously been sold pursuant to an effective Registration Statement or in an underwritten public offering pursuant to this Agreement. For the avoidance of doubt, the obligation of the Company to participate in the roadshow described in this Section 10(a) shall not create any obligation on behalf of the Company to register any sale or other transfer of Option Securities under any U.S. securities laws.

(b) Execution by the Company; Additional RRAs. In accordance with the terms of the Option Agreements, the Seller agrees to take all necessary action to cause the Company to execute and deliver its counterpart signature to this Agreement by no later than March 10, 2008. The Seller and the Company further agree to promptly enter into additional Registration Rights Agreements, in substantially the same form as this Agreement, in connection with any separate Option Financing obtained by the Option Parties (in the event that the Option Parties exercise the Option on more than one occasion in accordance with the terms of the Option Agreements).

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(c) Notices. All notices or communications hereunder shall be in writing (including telecopy or similar writing), addressed as follows:

(i)	To the Company:

YPF Sociedad Anónima

At. Alejandro Quiroga

Dirección de Servicios Jurídicos

Av. R.S. Peña 777

Ciudad de Buenos Aires, Agentina, C1035AAC

Facsimile: +54 11 4329 5547.

With a copy (which shall not constitute notice) to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attn: Nicholas A. Kronfeld

Facsimile No.: (212) 450-3800

Email: nicholas.kronfeld@dpw.com

(ii)	To the Seller:

REPSOL YPF, S.A.

Paseo de la Castellana 278

28046 Madrid

Spain

Attn: Chief Financial Officer

Facsimile: +34 91 314 2935

Corporate Director of Legal Services

Facsimile: +34 91 348 9492

Corporate Director of Tax and Finance

Facsimile: +34 91 348 8846

With a copy (which shall not constitute notice) to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attn: Nicholas A. Kronfeld

Facsimile No.: (212) 450-3800

Email: nicholas.kronfeld@dpw.com

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(iii)	To the Option Parties:

Grupo Petersen

Cerrito 740, Piso 1, (C1010AAP)

Buenos Aires, Argentina,

Telecopier: +54-11-45-555-0162

Attention: Mauro Dacomo,

With a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Attn: Andrés de la Cruz

Tel +49 69 97103-0

Fax +49 69 97103-199

Any such notice or communication shall be deemed given (i) when made, if made by hand delivery, (ii) upon transmission, if sent by confirmed telecopier, (iii) one Business Day after being deposited with a next-day courier, postage prepaid, or (iv) three Business Days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address or to such other telecopier number as such party may designate in writing from time to time).

(d) Separability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

(e) Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, devisees, legatees, legal representatives, successors and assigns. The rights to cause the Company to register Registrable Shares pursuant to Sections 2 and 3 may be assigned in connection with any transfer or assignment by a Holder of Registrable Shares, provided that such transfer may otherwise be effected in accordance with applicable securities laws. No transfer or assignment will divest a Holder or any subsequent owner of such rights and powers unless all Registrable Securities are transferred or assigned. Each of the parties hereto acknowledge and agree that, in accordance with the terms of the Option Agreements, each of the Borrower and Petersen (in the case of Petersen, collectively) may assign and transfer to one or more Affiliates of the Borrower all or part of the Option and that, in such case, each of the Option Parties agree to require such assignee to undertake to accept all of such assigning Option Party’s rights and obligations under this Agreement in respect of the Option Securities corresponding to the portion of the Option assigned to such Affiliate.

(f) [Reserved]

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(g) Entire Agreement. This Agreement represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the parties hereto with respect to the subject matter hereof.

(h) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company, the Option Collateral Agent, the Option Administrative Agent and the Holders of at least a majority in number of the Registrable Shares then outstanding. The Company and the Seller agree not to amend the Senior Lenders RRA without the previous written consent of the Option Administrative Agent, with a copy of such consent delivered to the Option Collateral Agent.

(i) Publicity. No public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties, except to the extent that such party is advised by counsel that such release or announcement is necessary or advisable under applicable law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall to the extent practicable provide the other parties with an opportunity to review and comment on such release or announcement in advance of its issuance.

(j) Expenses. Whether or not the transactions contemplated hereby are consummated, except as otherwise provided herein, all costs and expenses incurred in connection with the execution of this Agreement shall be paid by the party incurring such costs or expenses.

(k) Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(l) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to each other party.

(m) Governing Law. THIS AGREEMENT, THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT, AND ANY CLAIM OR CONTROVERSY DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, SHALL IN ALL RESPECTS BE GOVERNED BY AND INTERPRETED, CONSTRUED, AND DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

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(n) Authorized Agent. The Company, the Seller and the Borrower agree that any suit, action or proceeding against them brought by any Holder, the directors, officers, employees and agents of any Holder, or by any person who controls any Holder, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any State or U.S. federal court in The City of New York and County of New York, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. Each of the Company, the Seller and the Borrower hereby appoints CT Corporation System, 111 8th Avenue, New York, NY 10016, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein that may be instituted in any State or U.S. federal court in The City of New York and County of New York, by any Holder, the directors, officers, employees, Affiliates and agents of any Holder, or by any person who controls any Holder, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. Each of the Company, the Seller and the Borrower severally and not jointly hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and each of the Company, the Seller and the Borrower severally and not jointly agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company and the Borrower.

(o) Additional Amounts. All fees, payments, expense reimbursements and other amounts of any kind whatsoever required to be paid by the Company, the Seller and the Borrower pursuant to this Agreement shall be made free and clear of and without withholding or deduction for, or on account of, any taxes, duties, assessments, or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of Argentina in the case of the Company and Spain in the case of the Seller and the Borrower or any other political subdivision thereof, or any authority or agency thereof or therein having power to levy the same in the relevant jurisdiction, unless such withholding or deduction is required by law or by the official, judicial or administrative interpretation thereof. In such event, the Company, the Seller or the Borrower, as applicable, will pay such additional amounts (the “Additional Amounts”) as will result in the receipt by the Holders or such other party of such amounts as would have been received in respect of any such fees, payments, expense reimbursements and other amounts had no such taxes, duties, assessments or governmental charges been required to be withheld or deducted.

(p) Currency. Each reference in this Agreement to U.S. dollars (the “relevant currency”), including by use of the symbol “$”, is of the essence. To the fullest extent permitted by law, the obligation of the Company, the Seller and the Borrower in respect of any amount due under this Agreement will, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the relevant currency that the party entitled to receive such payment

27

may, in accordance with its normal procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such party receives such payment. If the amount in the relevant currency that may be so purchased for any reason falls short of the amount originally due, the Company, the Seller or the Borrower, as applicable, will pay such additional amounts, in the relevant currency, as may be necessary to compensate for the shortfall. Any obligation of the Company, the Seller or the Borrower not discharged by such payment will, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.

(q) Waiver of Immunity. To the extent that the Company, the Seller or the Borrower has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to itself or any of its property, the Company, the Seller or the Borrower, as applicable, hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement.

(r) Calculation of Time Periods. Except as otherwise indicated, all periods of time referred to herein shall include all Saturdays, Sundays and holidays; provided, however, that if the date to perform the act or give any notice with respect to this Agreement shall fall on a day other than a Business Day, such act or notice may be timely performed or given if performed or given on the next succeeding Business Day.

(s) Responsibilities of the Option Collateral Agent. Notwithstanding any contrary provision in this Agreement, the Option Collateral Agent shall have no obligation to act under this Agreement unless instructed to so act by the Option Administrative Agent. Neither the Option Collateral Agent, its agents nor its affiliates shall be liable for any act or omission made in connection with this Agreement except in the case of their own gross negligence or willful misconduct.

(t) Responsibilities of the Option Administrative Agent. The Option Administrative Agent shall have no obligation to act under this Agreement on behalf of any Holder (other than the Option Collateral Agent) unless such Holders shall have provided the Option Administrative Agent with an indemnity satisfactory to it and shall have made arrangements satisfactory to the Option Administrative Agent to pay the Option Administrative Agent’s costs and expenses. In connection with any unregistered sale of Option Securities, the Option Administrative Agent shall be entitled to require the purchasers thereof to enter into a separate agreement evidencing such indemnity, expense provisions and other reasonable provisions regarding it role under this Agreement. Neither the Option Administrative Agent, its agents nor its affiliates shall be liable to any Holder for any act or omission made in connection with this Agreement except in the case of their own gross negligence or willful misconduct.

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(u) Joinder by Option Collateral Agent and Option Administrative Agent. The Seller and the Company hereby acknowledge and agree that in connection with any Option Financing, the Option Collateral Agent and Option Administrative Agent under the Option Financing Facility shall have the right to become parties to this Agreement (in their respective capacities) upon execution and delivery by such Option Collateral Agent and Option Administrative Agent to each of the Company, Seller and the Option Parties of the Joinder Agreement attached hereto in the form of Exhibit B. Upon execution and delivery of such Joinder Agreement by the Option Collateral Agent and the Option Administrative Agent, such Option Collateral Agent and Option Administrative Agent (and, upon the occurrence of a Collateral Trigger Event, each Holder) shall immediately become a party to this Agreement, entitled to all rights, benefits and privileges hereof and bound by all obligations applicable to a Holder under this Agreement, without the need of any further action, acknowledgement or consent by any other party hereto.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

YPF SOCIEDAD ANÓNIMA

By:
Name:
Title:

Repsol YPF, S.A.

By:
Name:
Title:

PETERSEN ENERGIA, S.A.

By:
Name:
Title:

Enrique Eskenazi

Sebastián Eskenazi

Matías Eskenazi Storey

Ezequiel Eskenazi Storey

Signature page to Registration Rights Agreement

Exhibit A

[Senior Lenders RRA]

Exhibit B

[Joinder Agreement]

JOINDER AGREEMENT

This Joinder Agreement, is made as of the     th day of [                    ], 20[    ] (this “Joinder Agreement”), by [                    ] (the “[Collateral Agent] / [Administrative Agent]”), pursuant to Section 10(u) of the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of February [    ], 2008, by and among YPF Sociedad Anónima, an Argentine company (the “Company”), Repsol YPF, S.A., a Spanish company (the “Seller”), Petersen Energía, S.A., a Spanish special purpose company (the “Borrower”), Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (collectively, “Petersen” and, together with Borrower, the “Option Parties”), the Option Collateral Agent, the Option Administrative Agent and the Holders (each as defined therein). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Registration Rights Agreement.

In connection with the Option Financing Facility under which the undersigned has been appointed as [Administrative Agent] [Collateral Agent] and in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees as follows:

The undersigned hereby joins in and agrees to be bound by each and all of the provisions of the Registration Rights Agreement as the [Option Collateral Agent] [Option Administrative Agent] thereunder. The undersigned further agrees to execute and deliver all other documents and instruments and take all other actions as may be required under or pursuant to the Registration Rights Agreement or as reasonably required by the Company in connection herewith.

IN WITNESS WHEREOF, the undersigned [Option Collateral Agent] [Option Administrative Agent] has caused this Joinder Agreement to be executed and delivered to each of the Company, Seller and the Option Parties as of the date first above written.

[OPTION COLLATERAL AGENT / OPTION ADMINISTRATIVE AGENT]

By:
Name:
Title:

INTERCREDITOR AGREEMENT

21 February 2008

BETWEEN

REPSOL YPF, S.A.

as the Seller

and

CREDIT SUISSE INTERNATIONAL

GOLDMAN SACHS INTERNATIONAL BANK

BNP PARIBAS

BANCO ITAÚ EUROPA, S.A. SUCURSAL FINANCEIRA EXTERIOR

(together with their assignees or successors)

as the Lenders

and

PETERSEN ENERGÍA, S.A.

(SOCIEDAD UNIPERSONAL) / (SOLE SHAREHOLDER COMPANY)

as the Borrower

and

CREDIT SUISSE, LONDON BRANCH

as Senior Agent and Intecreditor Agent

and

HSBC Bank plc

as Collateral Agent

and

PETERSEN ENERGÍA PTY, LTD.

relating, inter alia, to a Senior Secured Term Loan Facility and a Seller Credit Agreement

each dated on the date of this Agreement

THIS INTERCREDITOR AGREEMENT (the Agreement) is executed by Deed before me, the Notary Public of Madrid. Mr. Martín María Recarte on this 21 February 2008 by and between

BETWEEN:

(1)	PETERSEN ENERGÍA, S.A. (SOCIEDAD UNIPERSONAL), a company duly incorporated and existent under the Laws of Spain, with registered address in Madrid, Plaza de Pablo Ruiz Picasso, number 1, Building Torre Picasso, floor 38. It was incorporated for an indefinite period of time by means of Deed granted before the Notary Public of Madrid, Mr José Luís Martínez-Gil Vich, on 23 July 2007, with the number 2.918 of its registry. It is registered in the Commercial Registry of Madrid, at Tomo 24.588, Libro 0, Folio 88, Sección 8ª, Hoja number M-442.504, inscripción 1. Its Tax number is A-85.174.621 (the Borrower).

Acts on its behalf (i) Mr. Mauro Renato José Dacomo, of legal age, of Argentinean nationality, with domicile at Cerrito 740, Piso 11, Ciudad Autónoma de Buenos Aires, holder of passport number 16764606-N; and (ii) Mr. Ignacio Cruz Morán, of legal age, of Argentinean nationality, with domicile at Cerrito 740, Piso 11, Ciudad Autónoma de Buenos Aires, holder of passport number 21763012N, by means of a power of attorney granted by the Board of Director of the Company on 6 February 2008, a certification of which was notarised by deed executed before the Notary of Madrid, Mr. Manuel Gonzalo Meneses García Valdecasas, on 11 February 2008, with the number 886 of its public registry.

(2)	PETERSEN ENERGÍA PTY. LTD., a company duly incorporated and existing under the Laws of Australia, with registered office in Level 23, Rialto Towers 525, Collins Street, Melbourne, registered with the Securities and Investments Commission with the number of company 128.147.419, and with Spanish N.I.F. number N-8001058J (in this capacity the Shareholder).

Acts on its behalf Mr. D. Claudio Adolfo Canepa, of legal age, of Argentinean nationality, with domicile for this purposes at Level 23, Rialto Towers 525, Collins Street, Melbourne, holder of passport number 13302401N and (ii) Mr. D. Matías Eskenazi Storey, of legal age, of Argentinean nationality, with domicile for this purposes at Level 23, Rialto Towers 525, Collins Street, Melbourne, holder of passport number 20383823N, acting as Directors of the Pledgor and with faculties to sign this documents as it is evidenced by the certificated issues by the Notary Public of Queensland (Australia) on 29 January 2008, a copy duly apostilled of which I have examined and consider sufficient.

(3)	REPSOL YPF, S.A. (hereinafter, the Seller), a company duly incorporated and existent under the Laws of Spain, with registered address in Madrid, Paseo de la Castellana, número 278. It is registered in the Commercial Registry of Madrid, at Tomo 3.893, Folio 175, Hoja number M-65.289. Its Tax number is A-78374725.

Acts on its behalf Mr. Fernando Ramirez Mazarredo, of legal age, married, of Spanish nationality, with professional domicile at Madrid, Paseo de la Castellana 278, holder of identity card number 1.485.502-R, by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of Madrid, Jaime Recarte Casanova, on 20 June de 2005, under number 2.008 of his files, which I have examined and consider sufficient.

The granting of this document, and the rest of the documents related to the Credit Agreement (as defined below) has been expressly approved by virtue of the resolution of the Board of Directors of Repsol YPF, S.A., dated 19 December 2007. The certification of this resolution is attached to this policy.

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(4)	CREDIT SUISSE INTERNATIONAL (hereinafter, CS), a company duly incorporated and existing under the laws of England, with registered office at 1 Cabot Square, E14 4QJ, and registered under number 2500199. CIF number N0069025E.

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of London, Mr. Andrew Jonathan Claudet on February 6, 2008, which I have examined and consider sufficient.

(5)	GOLDMAN SACHS INTERNATIONAL BANK (hereinafter, Goldman), a company duly organized and existing under the law of England, duly registered in the England and Wales Company Registry Office, with registered address at Peterborough Court, 133 Fleet Street, London, EC4A 2BB. CIF number N0060324A.

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of London, Mr. James Kerr Milligan on February 6, 2008, which I have examined and consider sufficient.

(6)	BNP PARIBAS (hereinafter, BNP) a public company duly incorporated under the laws of France, with registered address at 16, boulevard dels Italiens, 75009 París, registered with the Commercial and Companies Registry of Paris with registered number 662 042 449 RCS París.

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of Paris, Mr. Pascual Dufour on February 18, 2008, a copy of which duly apostilled I have examined and consider sufficient.

(7)	BANCO ITAÚ EUROPA, S.A., acting through its SUCURSAL FINANCEIRA EXTERIOR (hereinafter, BIE). Banco Itaú Europa, S.A. is a public company duly incorporated and existing under Portuguese Law, with registered address at Rua Tierno Galván, torre tres, décimo primer piso, freguesia of Santa Isabel, county of Lisboa, registered with the Conservatória do Registro Comercial de Lisboa under the number of identification of collective person 503.305.979. Its Sucursal Financeira Exterior is placed at Edificio Marina Fórum, Avenida Arriaga, number 77, segundo angar, room 201. of Funchal, registered with the Conservatoria do Registro Comercial da Zona Franca da Madeia under the number of identification of collective person 980.103.878. CIF number N0103158B.

Acts on its behalf Mr. Rafael Jaime Navarro Navarro, of legal age, of Spanish nationality, with professional domicile at Paseo de la Castellana, Madrid, holder of identity card number 24.271.916Q, by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of Lisbon, Mrs. María Teresa Araújo Letie on February 18, 2008, a copy of which duly apostilled I have examined and consider sufficient.

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(8)	CREDIT SUISSE, LONDON BRANCH (in its capacity as Senior Agent and Intercreditor Agent), branch duly incorporated under the English law, with registered number BR000469, of Credit Suisse, a bank duly incorporated and existing under the laws of Zurich, Switzerland, with the company number CH-020.3.923.549-1. The branch has its registered office at 1, Cabot Square, London, E14 4QJ. CIF number N0060330H.

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of London, Mr. Jeremy Brookers Burguess on February 15, 2008, a copy of which duly apostilled I have examined and consider sufficient.

(9)	HSBC BANK PLC, a limited liability company duly existing and incorporated under the laws of England, registered with the Office of the Companies Registry of England and Wales under the number 14259, with registered address at 8 Canada Square, London E14 5HQ (hereinafter, together with any successors or assignees in such capacity, the Collateral Agent).

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of London, Mr. Richard Graham Rosser on February 18, 2008, a copy of which duly apostilled I have examined and consider sufficient.

Each Party acknowledges to each other that it has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, this Agreement and the transactions contemplated by this Agreement.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement:

Accession Agreement means an agreement by which a person becomes a party to this Agreement, substantially in the form of Schedule 1 (Form of Accession Agreement) with such amendments as the Intercreditor Agent may approve or reasonably require.

Additional Seller Subordinated Debt has the meaning given to it in the Seller Credit Agreement.

Borrower in Insolvency has the meaning given to it in 6.1 (Subordination Events).

Collateral Agent’s Account has the meaning given to it in the Senior Secured Term Loan Facility.

Creditor means:

(a)	a Senior Creditor;

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(b)	the Seller; or

(c)	a Shareholder.

Debt means:

(a)	the Senior Debt;

(b)	the Seller Debt; or

(c)	the Shareholder Debt.

Designated Security Document means any document evidencing a Security Interest in favour of a Designated Senior Creditor for the purpose of securing Designated Senior Debt that is designated as such by the Borrower and the Intercreditor Agent.

Designated Security Interest means a Security Interest created or evidenced by a Designated Security Document.

Designated Senior Debt means all Liabilities owed by the Borrower to any Designated Senior Creditor incurred for the purpose of refinancing:

(a)	the Senior Debt referred to in paragraph (a) of the definition of Senior Debt outstanding immediately before such refinancing; plus

(b)	reasonable fees, costs and expenses incurred by the Borrower in connection with that refinancing.

Designated Senior Creditor means any creditor under a Designated Senior Finance Document that is owed Designated Senior Debt and has become a Party to this Agreement by the execution of an Accession Agreement.

Designated Senior Finance Document means any document evidencing, guaranteeing or securing Designated Senior Debt, the terms of which:

(a)	are not more onerous to the Borrower or directly or indirectly to the Seller than the Senior Finance Documents, as amended; and

(b)	provide that the maximum principal amount of any loans or other financial accommodation provided under them does not exceed the Senior Debt referred to in paragraph (a) of the definition of Senior Debt outstanding immediately before such refinancing plus reasonable fees, costs and expenses incurred by the Borrower in connection with that refinancing, and that is designated as such by the Borrower and the Intercreditor Agent.

Event of Default means a Senior Event of Default or a Seller Event of Default and such equivalent term as may be defined in the Designated Senior Finance Documents.

Finance Document means:

(a)	a Senior Finance Document;

(b)	a Designated Senior Finance Document;

(c)	a Seller Finance Document; or

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(d)	a Shareholder Document.

Finance Parties means the Lender and the Agents as defined in the Senior Secured Term Loan Facility (and a Finance Party shall mean any one of them).

Junior Creditor means:

(a)	on or before the Senior Debt Discharge Date, the Seller or each Shareholder; or

(b)	after the Senior Debt Discharge Date, each Shareholder.

Junior Creditor Suspension Notice has the meaning given to that term in Clause 5.2 (Junior Creditor Payment Suspension).

Junior Debt means:

(a)	on or before the Senior Debt Discharge Date: (i) the Seller Debt; and (ii) the Shareholder Debt; and

(b)	after the Senior Debt Discharge Date, the Shareholder Debt.

Junior Finance Documents means:

(a)	on or before the Senior Debt Discharge Date: (i) the Seller Documents; and (ii) the Shareholder Documents; and

(b)	after the Senior Debt Discharge Date, the Shareholder Documents.

Liability means any present or future liability (actual or contingent), together with:

(a)	any refinancing, deferral or extension of that liability;

(b)	any further advance which may be made under any agreement expressed to be supplemental to any document in respect of that liability, together with all related interest, fees and costs;

(c)	any claim for damages or restitution in the event of rescission of that liability or otherwise;

(d)	any claim flowing from any recovery by a payment or discharge in respect of that liability on the grounds of preference or otherwise; and

(e)	any amount (such as post-insolvency interest) which would be included in any of the above but for its discharge, non-provability, unenforceability or non-allowability in any insolvency or other proceedings.

Majority Senior Creditors means the Majority Lenders as defined in the Senior Secured Term Loan Facility or as that or an equivalent term may be defined in the Designated Senior Finance Documents.

Party means a party to this Agreement.

Permitted Excluded Share Disposal Proceeds means the proceeds received from any Permitted Excluded Shares Disposition, as contemplated in the Senior Secured Term Loan Facility.

Permitted Excluded Shares Disposition shall have the same meaning as defined in the Senior Secured Term Loan Facility.

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Required Lenders shall have the same meaning as defined in the Senior Secured Term Loan Facility or as that or an equivalent term may be defined in the Designated Senior Finance Documents.

Security Interest means any mortgage, pledge, lien, charge (fixed or floating), assignment, hypothecation, set-off or trust arrangement for the purpose of creating security, reservation of title or security interest or any other agreement or arrangement having a substantially similar effect.

Seller Credit Agreement means the credit agreement dated on the date of this Agreement between, among others, the Borrower and the Seller.

Seller Debt means any Liabilities owing by the Borrower to the Seller under the Seller Documents and any Additional Seller Subordinated Debt.

Seller Debt Discharge Date means the date on which the Seller Debt has been unconditionally and irrevocably paid and discharged in full and all commitments under and as defined in the Seller Documents have been cancelled in accordance with the Seller Documents.

Seller Documents means the Loan Documents as defined in the Seller Credit Agreement.

Seller Enforcement Event means the exercise by the Seller of its right under the Seller Credit Agreement to cancel any obligation to provide a facility or to demand payment of any sum payable under the Seller Credit Agreement.

Seller Enforcement Notice has the meaning given to that term in the definition of Seller Standstill Period.

Seller Enforcement Proceeds means the proceeds (which may be in cash, in kind and/or in specie) of enforcement of the Seller Security Documents plus any fees, costs and expenses incurred in enforcing the Seller Security.

Seller Event of Default means an Event of Default as defined in the Seller Credit Agreement.

Seller Security means any Security Interest created or evidenced by a Seller Security Document.

Seller Security Document means any document creating or evidencing a Security Interest in favour of the Seller in respect of the Seller Debt.

Seller Standstill Period means:

(a)	for a Seller Event of Default resulting from the non-payment of any Seller Debt comprising principal, interest or fees or any other amount but excluding expenses, a period of 90 days; and

(b)	for any other Seller Event of Default, a period of 150 days,

from the date the Senior Agent receives a notice (a Seller Enforcement Notice) from the Seller specifying that the relevant Seller Event of Default has occurred.

Senior Creditor means a Finance Party or any Designated Senior Creditor.

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Senior Debt means:

(a)	all Liabilities owing by the Borrower to a Lender under or in connection with the Senior Secured Term Loan Facility; or

(b)	after the date on which all the Senior Debt referred to in paragraph (a) has been unconditionally and irrevocably paid and discharged in full (as determined by the Senior Agent) and all commitments under the Senior Secured Term Loan Facility have been cancelled, Designated Senior Debt.

Senior Debt Discharge Date means the date on which all the Senior Debt has been unconditionally and irrevocably paid and discharged in full in cash and all commitments under the Senior Finance Documents have been cancelled in accordance with the Senior Finance Documents.

Senior Enforcement Event means the giving of a notice of acceleration by the Administrative Agent (as defined in the in the Senior Secured Term Loan Facility) pursuant to Article VII of the Senior Secured Term Loan Facility, and in relation to the Designated Senior Debt, the equivalent event under the Designated Senior Finance Documents.

Senior Event of Default means an Event of Default as defined in the Senior Secured Term Loan Facility.

Senior Finance Document means a Loan Document as defined in the Senior Secured Term Loan Facility or a Designated Senior Finance Document.

Senior Secured Term Loan Facility means the $1,026,000,000 senior term loan facilities agreement dated on the date of this Agreement between, among others, the Borrower and the Senior Creditors.

Shareholder means Petersen Energía PTY, Ltd. and each owner of equity of the Borrower whose shares in the Borrower are pledged as security for the Senior Secured Term Loan Facility.

Shareholder Document means any document evidencing a Shareholder Debt.

Shareholder Debt means all Liabilities owing by the Borrower to a Shareholder.

Subordination Period means:

(a)	in relation to the subordination provisions for the benefit of the Senior Creditors, the period beginning on the date of this Agreement and ending on the Senior Debt Discharge Date; and

(b)	in relation to the subordination provisions between the Seller and the Shareholder, the period beginning on the date of this Agreement and ending on the Seller Debt Discharge Date.

Subordinated Seller Debt means Seller Debt in excess of the Seller Enforcement Proceeds (or the value reasonably attributed to the Seller Enforcement Proceeds if they are made in kind and/or in specie).

Transaction Security Document:

(a)	a Security Document as defined in the Senior Secured Term Loan Facility; or

(b)	a Designated Security Document.

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Transaction Security means any Security Interest created or evidenced by a Transaction Security Document.

1.2	Construction

(a)	On or before the Senior Discharge Date, words defined in the Senior Secured Term Loan Facility have, unless expressly defined in this Agreement, the same meaning in this Agreement.

(b)	After the Senior Discharge Date, words defined in the Seller Credit Agreement have, unless expressly defined in this Agreement, the same meaning in this Agreement.

(c)	The covenants of the Borrower, Seller and Shareholders under this Agreement shall remain in force during the Subordination Period.

(d)	If an amount paid to a Creditor under a Finance Document is capable of being avoided or otherwise set aside on the liquidation or administration of the payer or otherwise, then that amount will not be considered to have been irrevocably paid for the purposes of this Agreement.

(e)	A reference in this Agreement to a Finance Document is a reference to that Finance Document as amended only if the amendment is allowed by this Agreement.

(f)	If there is any conflict between the terms of this Agreement and any Finance Document, this Agreement will prevail.

(g)	A reference to payment includes a distribution, prepayment or repayment and references to pay include distribute, repay or prepay.

(h)	A reference give any financial support, financial accommodation (or similar phrases) in connection with any Debt include the taking of any participation in or in respect of such Debt, the giving of any guarantee or other assurance against loss in respect of such Debt, or the making of any deposit or payment in respect of or on account of such Debt.

2.	RANKING

2.1	Ranking

(a)	Subject to the terms of this Agreement, the Debt shall rank in right and priority of payment in the following order:

First	Senior Debt

Second	Seller Debt; and

Third	Shareholder Debt.

(b)	The ranking in paragraph (a) above applies regardless of:

(i)	the order of registration, notice or execution of any document;

(ii)	when any Debt is incurred;

(iii)	whether or when a Creditor is obliged to advance any Debt; or

(iv)	any fluctuation in the outstanding amount of, or any intermediate discharge of, any Debt.

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(c)	The Transaction Security secures only the Senior Debt and the Seller Security secures only the Seller Debt and this Agreement does not rank the Transaction Security or the Seller Security in any respect.

(d)	Notwithstanding any other provision of a Finance Document to the contrary, the Seller shall be under no obligation to share or turnover any Seller Enforcement Proceeds received by the Seller after the expiry of the Seller Standstill Period with or to any other Party and the Seller may appropriate such proceeds in accordance with the Seller Documents without regard to any other Creditor.

(e)	The Shareholder Debt is and will remain unsecured.

3.	NATURE OF PARTIES’ RIGHTS AND OBLIGATIONS

3.1	Creditors

Unless otherwise agreed by all the Creditors:

(a)	the obligations of a Creditor under this Agreement are several;

(b)	failure by a Creditor to perform its obligations under this Agreement does not affect the obligations of any other Creditor under this Agreement; and

(c)	no Creditor is responsible for the obligations of any other Creditor under this Agreement.

3.2	Preservation of Junior Debt

(a)	Notwithstanding any term of this Agreement postponing, subordinating or preventing the payment of any of the Junior Debt:

(i)	that Junior Debt will, solely as between the Borrower and any Junior Creditor, remain owing or due and payable in accordance with the terms of the applicable Junior Finance Documents; and

(ii)	interest and default interest will accrue on missed payments accordingly.

(b)	No delay in exercising any right or remedy under a Junior Finance Document caused by any term of this Agreement will operate as a permanent waiver of that right or remedy.

4.	UNDERTAKINGS

4.1	Borrower

(a)	Except as provided in paragraph (b) below, no Junior Creditor may, and the Borrower and the Shareholders will not:

(i)	make or receive any payment or distribution in respect of any Junior Debt, whether in cash or in kind from any source;

(ii)	purchase, redeem or acquire or make any demand in respect of any Junior Debt;

(iii)	allow any Junior Debt to be set-off or otherwise discharged;

(iv)	allow to exist or receive the benefit of any security, guarantee, indemnity or other assurance against loss in respect of any Junior Debt, including without limitation under any deposit or participation arrangement;

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(v)	allow any Junior Debt to be evidenced by a negotiable instrument;

(vi)	allow any Junior Debt to be subordinated to any person otherwise than in accordance with this Agreement; or

(vii)	take any action which might impair the priority or subordination achieved or intended to be achieved by this Agreement.

(b)	Paragraph (a) does not apply to:

(i)	the existence of any Seller Security, guarantee or indemnity under the Seller Credit Agreement;

(ii)	on or before the Senior Debt Discharge Date, any such action approved by the Required Lenders;

(iii)	after the Senior Debt Discharge Date, any such action approved by the Seller;

(iv)	payments expressly permitted under the Senior Finance Documents (or, after the Senior Debt Discharge Date, the Seller Credit Agreement); or

(v)	anything permitted under Clause 3.2 (Preservation of Junior Debt), Clause 5 (Payments of Junior Debt), Clause 6.2 (Consequences of insolvency), Clause 9.2 (Permitted Seller Enforcement) or Clause 15 (Changes to the Parties) of this Agreement.

5.	PAYMENTS OF JUNIOR DEBT

5.1	Payments of Junior Debt

(a)	Subject to paragraph (c), until the Senior Debt Discharge Date, no payment of interest, fees or expenses in respect of the Junior Debt shall be made. Any payment in respect of the Seller Debt is allowed after the Senior Debt Discharge Date.

(b)	Until the Seller Debt Discharge Date, no payment of any amounts owing (including, interest, fees or expenses) in respect of the Shareholder Debt shall be made.

(c)	Paragraph (a) does not apply to:

(i)	Seller Enforcement Proceeds paid to the Seller after the expiry of the Seller Standstill Period;

(ii)	any scheduled payments of principal and interest, fees, costs and expenses in respect of Seller Debt scheduled on or after 15 May 2013;

(iii)	any capitalisation of interest, fees, costs and expenses in respect of the Seller Debt prior to 15 May 2013;

(iv)	payments expressly permitted under the Senior Finance Documents (or, after the Senior Debt Discharge Date, the Seller Credit Agreement); or

(v)	Permitted Excluded Share Disposal Proceeds,

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provided further that any cash dividends paid with respect to the Excluded Shares shall be delivered to the Intercreditor Agent for its payment to the Senior Agent, in accordance with the Senior Secured Term Loan Facility.

5.2	Junior Creditor Payment Suspension

(a)	If a Senior Event of Default is then outstanding, and without prejudice to clause 9.1 (Restrictions on Junior Debt), the Senior Agent shall give notice (a Junior Creditor Suspension Notice) to the Borrower and the Junior Creditors suspending any payment in respect of the Junior Debt.

(b)	A Junior Creditor Suspension Notice will remain in force, and payment of the Junior Debt will be suspended, until the earlier of:

(i)	90 days from receipt by the Junior Creditors of the notice;

(ii)	the date on which the relevant Senior Event of Default ceases to be continuing;

(iii)	the date on which the Senior Agent acting on the instructions of the Majority Senior Creditors cancels the Junior Creditor Suspension Notice by notice to the Borrower and the Junior Creditors; and

(iv)	the Senior Debt Discharge Date.

(c)	No Junior Creditor Suspension Notice may be served in reliance on a particular Senior Event of Default more than six months after the Senior Agent has received notice from a Party specifying the event concerned and that it is a Senior Event of Default.

(d)	The Senior Agent may only serve one Junior Creditor Suspension Notice in relation to each Senior Event of Default.

(e)	The accrual of all interest (and the capitalisation of interest) in accordance with the terms of the Junior Finance Document (as in force at the date of this Agreement or as amended to the extent permitted under this Agreement), but not the payment thereof, shall be permitted notwithstanding service of a Junior Creditor Suspension Notice or any other provision of this Subclause.

6.	CONTRACTUAL SUBORDINATION ON INSOLVENCY

6.1	Subordination Events

(a)	In this Agreement, “Borrower in Insolvency” means the occurrence with respect to the Borrower of:

(i)	winding up, administration or dissolution of the Borrower, including, without limitation, any “disolución, liquidación, concurso”, or any other similar proceedings (including the “quiebra” or “acuerdo preventivo extrajudicial” in Argentina);

(ii)	the appointment of a receiver, administrative receiver, administrator or the like of the Borrower, including without limitation, a liquidator, “administración concursal” or any other person performing the same function of each of the foregoing;

(iii)	the Borrower being unable to pay its debts generally, including that the Borrower is in a state of insolvencia or concurso; or

(iv)	any similar or analogous process or proceeding in any other jurisdiction.

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(b)	Any Subordinated Seller Debt and any Shareholder Debt owed by the Borrower in Insolvency will be subordinate in right of payment to any Senior Debt owed by the Borrower in Insolvency.

(c)	Any Shareholder Debt owed by the Borrower in Insolvency will be subordinate in right of payment to any Seller Debt owed by the Borrower in Insolvency.

6.2	Consequences of insolvency

(a)	Upon the Borrower in Insolvency, the Junior Creditors must, as requested by the Intercreditor Agent, and to the extent they might be entitled to do so under Spanish insolvency law:

(i)	claim, enforce and prove the Junior Debt owed by the Borrower in Insolvency;

(ii)	exercise all powers of convening meetings, voting and representation in respect of the Junior Debt;

(iii)	file claims and proofs, give receipts and take any proceedings as the Intercreditor Agent considers reasonably necessary to recover the Junior Debt under the Junior Finance Documents;

(iv)	do anything which the Intercreditor Agent sees fit to recover the Junior Debt; and

(v)	receive all distributions on the Junior Debt under the Junior Finance Documents for application under Clause 10 (Proceeds of Enforcement of Security).

(b)	Until the Senior Discharge Date, the Junior Creditors (and until the Seller Debt Discharge Date, the Shareholder) must:

(i)	hold any payment or distribution in cash or in kind received or receivable by it in respect of any Junior Debt from the Borrower in Insolvency or from any other source for the benefit of the Senior Creditors or, if after the Senior Debt Discharge Date, the Seller;

(ii)	promptly pay and transfer any such payment or distribution to the Intercreditor Agent for application in accordance with this Agreement; and

(iii)	direct the bankruptcy administrators, liquidators or other person distributing the assets of the Borrower in Insolvency or their proceeds to pay all payments and distributions on the Junior Debt direct to the Intercreditor Agent, provided that the Seller Enforcement Proceeds received by the Seller shall not be subject to the provisions in this paragraph (b).

(c)	Nothing in the Clause affects the rights of the Seller in respect of the Seller Security and Seller Debt that is not Subordinated Seller Debt.

6.3	Further assurance

The Junior Creditors must, at their own expense, subject to Clause 6.2 (Consequences of insolvency), take the reasonable actions the Intercreditor Agent may require to give effect to this Clause that otherwise are not prohibited by Spanish mandatory Law.

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7.	TURNOVER

7.1	Non-permitted payment

If:

(a)	a Junior Creditor receives a payment or distribution in respect of any Subordinated Seller Debt or Shareholder Debt from the Borrower or any other source other than as allowed under this Agreement;

(b)	the Seller or a Shareholder receives the proceeds of any enforcement of any Security Interest or any guarantee or other assurance against financial loss for any Junior Debt other than as allowed under this Agreement, the recovering Junior Creditor will, prior to the Seller Debt Discharge Date:

(i)	hold such payment, distribution or proceeds for the benefit of the Senior Creditors (provided that after Senior Debt Discharge Date but prior to the Seller Debt Discharge Date such payment, distribution or proceeds are to be held for the benefit of the Seller); and

(ii)	immediately notify the Intercreditor Agent of such receipt.

7.2	Non-permitted discharge

If, for any reason, the Subordinated Seller Debt or the Shareholder Debt is discharged in any manner other than as allowed under this Agreement, the Seller or the Shareholders must immediately notify the Intercreditor Agent of such discharge of their Debt.

7.3	Turnover

(a)	The Seller and the Shareholders must pay to the Intercreditor Agent on demand the amount of any such payment, distribution or proceeds received by it or, as the case may be, an amount equal to the amount of their respective Subordinated Seller Debt or the Shareholder Debt so discharged, in each case less any third party costs and expenses (if any) reasonably incurred by it in recovering the amount.

(b)	The Intercreditor Agent may not make a demand in excess of the amount determined by it to be the outstanding balance of the Senior Debt (including all amounts for principal interests, default interests, fees and expenses or otherwise then due and payable under the Senior Secured Term Loan Facility and any amount certified by a Senior Creditor as necessary to compensate it for any breakage costs incurred by it as a result of any such payment).

(c)	Any amount so received by the Intercreditor Agent will be applied against the Debt in the order provided for in Clause 10 (Proceeds of Enforcement of Security).

7.4	Indemnity

The Borrower shall indemnify each Junior Creditor for any amount paid by them to the Intercreditor Agent under this Clause and the Junior Debt will be deemed not to have been reduced by the payment, distribution, receipt or discharge resulting in the obligation to make such payment.

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8.	PROTECTION OF SUBORDINATION

8.1	Continuing subordination

The subordination provisions in this Agreement constitute a continuing subordination and will benefit the ultimate balance of all of the Senior Debt or, after the Senior Debt Discharge Debt, the Seller Debt, regardless of any intermediate payment or discharge in whole or in part.

8.2	Reinstatement

If any payment by a Junior Creditor or the Borrower or any discharge given by a Senior Creditor (whether in respect of the obligations of any Junior Creditor or the Borrower or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)	the liability of each Junior Creditor and the Borrower will continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	each Senior Creditor or the Seller (after the Senior Debt Discharge Date) will be entitled to recover the value or amount of that security or payment from the Borrower or the Shareholder, as if the payment, discharge, avoidance or reduction had not occurred.

8.3	Waiver of defences

The subordination provisions in this Agreement and the obligations of each Junior Creditor and the Borrower under this Agreement will not be affected by any act, omission, matter or thing which, would reduce, release or prejudice the subordination or any of those obligations.

8.4	Immediate recourse

(a)	The Junior Creditors and the Borrower waive any right they may have of first requiring any Senior Creditor to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Junior Creditors or from the Borrower under this Agreement; provided that the Seller shall be under no obligation to turnover any Seller Enforcement Proceeds, and the Senior Creditors shall not make a claim against the Seller under this Agreement to turn over any proceeds for any Subordinated Seller Debt recovered by the Seller in contravention of the terms of this Agreement unless the Senior Creditors have received the proceeds of enforcement of the Transaction Security.

(b)	The Borrower waives any right they may have of first requiring any Senior Creditor to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Borrower under this Agreement.

(c)	The Shareholders and the Borrower waive any right they may have of first requiring the Seller to proceed against or enforce any other rights or security or claim payment from any person before claiming from Borrower under this Agreement.

8.5	Non-competition

(a)	Subject to paragraphs (b) and (c) below, until:

(i)	the Senior Debt Discharge Date; or

(ii)	the Intercreditor Agent otherwise directs (acting on the instructions of the Majority Senior Creditors),

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neither the Seller (prior to the Senior Debt Discharge Debt) nor any Shareholder will be able, under any circumstances, to exercise any subrogation rights they may have with respect to any rights, security or moneys held, received or receivable by any other Creditor or be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of its liability under this Agreement.

Until the Seller Debt Discharge Date, no Shareholder will be able, under any circumstances, to exercise any subrogation rights they may have with respect to any rights, security or moneys held, received or receivable by the Seller or be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of its liability under this Agreement.

(b)	(i) If any Senior Debt is paid out of any proceeds received in respect of or on account of the Seller Debt, in accordance with this Agreement, the Seller will to that extent be subrogated to the Senior Debt so paid (and all securities and guarantees for that Debt) but shall not be able to exercise such right until all Senior Debt has been paid in full and discharged.

(ii)	If any Senior Debt is paid out of any proceeds received in respect of or on account of any Shareholder Debt, in accordance with this Agreement, the relevant Shareholder will to that extent be subrogated to the Senior Debt so paid (and all securities and guarantees for that Debt) but shall not be able to exercise such right until the Seller Debt has been paid in full.

(iii)	If any Seller Debt is paid out of any proceeds received in respect of or on account of any Shareholders Debt, in accordance with this Agreement, the relevant Shareholder will to that extent be subrogated to the Seller Debt so paid (and all securities and guarantees for that Debt) but shall not be able to exercise such right until the Seller Debt has been paid in full.

(c)	If any Junior Creditor or Shareholder is entitled to exercise any such right of subrogation with respect to any Senior Debt, after the Senior Debt Discharge Date, each Senior Creditor shall (if it is properly indemnified to its satisfaction against any resulting costs and expenses (including legal fees)) provide such assistance to enable that right to be exercised as such Junior Creditor or Shareholder may reasonably request.

(d)	If a Shareholder is entitled to exercise any such right of subrogation with respect to the Seller Debt, after the Seller Debt Discharge Date, the Seller shall (if properly indemnified to its satisfaction against any resulting costs and expenses (including legal fees)) provide such assistance to enable that right to be exercised as the relevant Shareholder may reasonably request.

(e)	The Junior Creditors shall be able to exercise those legal actions they may be entitled to solely for the purpose of preserving the subrogation rights under this clause which would otherwise be lost as a result of a statutory limitation period being exceeded, if to do so would not conflict with any other term of this Agreement.

9.	ENFORCEMENT

9.1	Restrictions on Junior Debt

Subject to Clauses 6 (Contractual Subordination on Insolvency) and Clause 9.2 (Permitted Seller Enforcement), the Junior Creditor and the Shareholders may not:

(a)	demand payment of any Junior Debt;

(b)	accelerate any Junior Debt or otherwise declare any Junior Debt prematurely due and payable;

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(c)	enforce any Junior Debt by attachment, set-off, execution or otherwise;

(d)	enforce any security ancillary to the Junior Debt;

(e)	initiate or support or take any step with a view to the declaration of insolvency, liquidation, administration or dissolution or any analogous proceedings in relation to the Borrower, nor agree to any voluntary arrangement or assignment for the benefit of creditors of the Borrower unless taking such action is compulsory under Spanish mandatory insolvency law;

(f)	bring or support any legal proceedings against the Borrower; or

(g)	otherwise exercise any remedy for the recovery of any Junior Debt.

9.2	Permitted Seller Enforcement

(a)	Notwithstanding the restrictions on enforcement set out in this Clause and except as provided below, the Seller may take any action otherwise prohibited by this Clause if:

(i)	a Seller Event of Default is still continuing at the end of its Seller Standstill Period;

(ii)	payment of the Senior Debt has been accelerated under the Senior Secured Term Loan Facility;

(iii)	the action is taken against the Borrower in Insolvency; or

(iv)	action is taken to exercise the rights of the Seller under or in connection with the Seller Security after the expiry of the Standstill Period.

(b)	Notwithstanding paragraph (a) above, the Seller may not do anything in respect of Subordinated Seller Debt and the Shareholders may not do anything in respect of the Borrower if the Collateral Agent is enforcing or otherwise exercising its powers to enforce or sell any assets charged under a Transaction Security Document until the earlier of:

(i)	the date the Intercreditor Agent notifies the Seller or Shareholder that the Collateral Agent has ceased to exercise those powers; and

(ii)	the date 120 days after the end of the relevant Seller Standstill Period.

(c)	Notwithstanding any other term of this Clause, the Seller may bring or support proceedings solely for the purpose of preserving any claim which would otherwise be lost as a result of a statutory limitation period being exceeded, if to do so would not conflict with any other term of this Agreement or take proceedings to obtain: (A) an injunction or other order to restrain any breach by any other Party to any Seller Document; (B) declaratory relief, specific performance or other similar judgment or order as to the obligations of any other Party in connection with any Seller Document; and/or (C) any proceeding that is similar or analogous to any of the foregoing.

(d)	The Shareholders cannot take any type of action against the Borrower until the later of the Senior Debt Discharge Date and the Seller Debt Discharge Date.

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10.	PROCEEDS OF ENFORCEMENT OF SECURITY

10.1	Order of Application of Transaction Security

Subject to the rights of any creditor with prior security or any preferential claim, the proceeds of enforcement of the Transaction Security must be paid to the Intercreditor Agent. Those proceeds and any other amounts paid to the Intercreditor Agent under this Agreement shall be transferred, by wire transfer of immediately available funds, by the Intercreditor Agent to the Collateral Agent’s Account for application thereof as provided in the Senior Secured Term Loan Facility.

10.2	Order of Application of Seller Security

Subject to the rights of any creditor with prior security or any preferential claim, the proceeds of enforcement of the Seller Security must be paid to the Intercreditor Agent. Those proceeds and any other amounts paid to the Intercreditor Agent under this Agreement shall be applied by the Intercreditor Agent in the following order:

(a)	first, in or towards payment of the fees, costs, expenses and liabilities of the Intercreditor Agent and any receiver, attorney or agent appointed under the Seller Security Documents or this Agreement;

(b)	secondly, in or towards payment of any fees, costs and expenses of the Seller;

(c)	thirdly, in or towards payment of any amounts outstanding under the Seller Debt; and

(d)	fourthly, the payment of the surplus (if any) to the Borrower (or, if applicable, to any other person lawfully entitled to it).

10.3	Good discharge

An acknowledgement of receipt signed by the relevant person to whom payments are to be made under this Clause will discharge the Intercreditor Agent.

10.4	Non-cash Distributions

(a)	If the Intercreditor Agent or any other Senior Creditor receives any distribution otherwise than in cash in respect of the Senior Debt, the Senior Debt will not be deemed reduced by that distribution until and except to the extent that the realisation proceeds are applied towards the Senior Debt.

(b)	If after the Senior Debt Discharge Date the Intercreditor Agent or the Seller receives any distribution otherwise than in cash in respect of the Seller Debt, the Seller Debt will not be deemed reduced by that distribution until and except to the extent that the realisation proceeds are applied towards the Seller Debt.

10.5	Currencies

(a)	All moneys received or held by the Intercreditor Agent under this Agreement in a currency other than a currency in which the relevant Debt is denominated may be sold for any one or more of the currencies in which the Debt is denominated as the Intercreditor Agent considers necessary or desirable.

(b)	The Borrower must indemnify the Intercreditor Agent against any loss or liability incurred in relation to any sale.

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(c) The Intercreditor Agent has no liability to any Party in respect of any loss resulting from any fluctuation in exchange rates after any such sale.

11.	THE INTERCREDITOR AGENT AND COLLATERAL AGENT

11.1	Appointment and duties of the Intercreditor Agent

(a)	The Parties appoint the Intercreditor Agent to act as agent under and in connection with the roles and duties set out in this Agreement and irrevocably authorises the Intercreditor Agent to perform the duties and to exercise the rights, powers and discretions that are specifically given to it under this Agreement, together with any other incidental rights, powers and discretions.

(b)	The Intercreditor Agent may act through its personnel and agents.

(c)	The Intercreditor Agent’s duties under this Agreement are solely mechanical and administrative in nature.

11.2	Duties of the Intercreditor Agent

(a)	The Intercreditor Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Intercreditor Agent for that Party by any other Party.

(b)	If the Intercreditor Agent receives notice from a Party referring to this Agreement, it shall promptly notify the other Parties.

(c)	Except otherwise specifically provided in this Agreement, the Intercreditor Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)	The Intercreditor Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(e)	Notwithstanding any other provision of any Senior Finance Document or Seller Document to the contrary, the Intercreditor Agent is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

11.3	Responsibility

The Intercreditor Agent is not:

(a)	responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by any Party or any other person given in or in connection with this Agreement or the transactions contemplated in the Finance Documents or Transaction Security; or

(b)	responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document or the Transaction Security.

(c)	The Intercreditor Agent may rely on:

(i)	any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

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(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(d)	The Intercreditor Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

11.4	Exclusion of liability

(a)	The Intercreditor Agent will not be liable (including, without limitation, for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with any Transaction Security, unless directly caused by its gross negligence or wilful misconduct.

(b)	No Party (other than the Intercreditor Agent) may take any proceedings against any officer, employee or agent of the Intercreditor Agent in respect of any claim it might have against the Intercreditor Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Transaction Document and any officer, employee or agent of the Intercreditor Agent may rely on this Clause.

(c)	The Intercreditor Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under this Agreement to be paid by the Intercreditor Agent if the Intercreditor Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Intercreditor Agent for that purpose.

11.5	Indemnity to the Intercreditor Agent

The Borrower must indemnify the Intercreditor Agent for any loss or liability incurred by the Intercreditor Agent in acting as the Intercreditor Agent under this Agreement, except to the extent that the loss or liability is directly caused by the Intercreditor Agent’s gross negligence or wilful misconduct.

11.6	Resignation of the Intercreditor Agent

(a)	The Intercreditor Agent may resign of his duties under this Agreement and appoint any of its affiliates as successor Intercreditor Agent by giving notice to the other Parties.

(b)	The Intercreditor Agent may resign by giving notice to the other Parties, in which case the Majority Senior Creditors in consultation with the Seller (or, if after the Senior Debt Discharge Date, the Seller) may appoint a successor Intercreditor Agent. If the Intercreditor Agent gives notice to the Parties that it will resign on a date on or after the Senior Debt Discharge Date, the Seller must appoint a replacement Intercreditor Agent promptly.

(c)	If no successor Intercreditor Agent has been appointed under paragraph (b) above within 30 days after notice of resignation was given, the Intercreditor Agent himself may appoint a successor Intercreditor Agent.

(d)	The resignation of the Intercreditor Agent and the appointment of any successor Intercreditor Agent will both become effective only when the successor Intercreditor Agent notifies all the Parties that it accepts its appointment and executes and delivers to the Intercreditor Agent a duly completed Accession Agreement. On satisfaction of said condition, the successor Intercreditor Agent will succeed to the position of the retiring Intercreditor Agent and the term Intercreditor Agent under this Agreement will mean the successor Intercreditor Agent.

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(e)	The retiring Intercreditor Agent must, at its own cost:

(i)	make available to the successor Intercreditor Agent such documents and records and provide such assistance as the successor Intercreditor Agent may reasonably request for the purposes of performing its functions as the Intercreditor Agent under this Agreement; and

(ii)	enter into and deliver to the successor Intercreditor Agent such documents and effect such registrations as may be required for the transfer or assignment of all its rights and benefits under this Agreement to the successor Intercreditor Agent;

provided that the Borrower and the other parties must (at the cost of the Borrower) take any action and enter into any document which is required by the Intercreditor Agent as may be required for the transfer or assignment of all its rights and benefits under this Agreement to the successor Intercreditor Agent.

(f)	Upon its resignation becoming effective, this Clause will continue to benefit the retiring Intercreditor Agent in respect of any action taken or not taken by it in connection with this Agreement while it was the Intercreditor Agent, and it will have no further obligations under this Agreement.

(g)	The Majority Senior Creditors in consultation with the Seller (or, if after the Senior Debt Discharge Date, the Seller) may, by notice to the Intercreditor Agent, require it to resign under paragraph (b) above. If a replacement Intercreditor Agent has not been appointed within 60 days of the Intercreditor Agent giving notice of resignation under this paragraph (g) and the Senior Debt Discharge Date has occurred, the resignation of the Intercreditor Agent will take effect on the date notified by the Intercreditor Agent for this purpose to the other Parties whether or not a replacement has been appointed.

11.7	Confidentiality

(a)	In acting as agent under this Agreement, the Intercreditor Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Intercreditor Agent, it may be treated as confidential to that division or department and the Intercreditor Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Finance Document to the contrary, the Intercreditor Agent is not obliged to disclose to any other person:

(i)	any confidential information; or

(ii)	any other information,

if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

11.8	Deduction from amounts payable by the Intercreditor Agent

If any Party owes an amount to the Intercreditor Agent under this Agreement, the Intercreditor Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any

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payment to that Party which the Intercreditor Agent would otherwise be obliged to make under this Agreement and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of this Agreement, that Party shall be regarded as having received any amount so deducted.

11.9	Collateral Agent

The Collateral Agent has agreed to become a party to this Agreement for the purpose of taking the benefit of, and assuming obligations under, the provisions of this Agreement expressly stated to be for the benefit of or to be assumed by the Collateral Agent, and for the better preservation and enforcement of its rights and the rights of the Collateral Agent under the Senior Secured Term Loan Facility and hereunder. Notwithstanding the foregoing, the Collateral Agent shall have no responsibility for any of the obligations of, nor assume any liabilities with respect to any obligations of, any other party to this Agreement.

The parties to this Agreement acknowledge that the rights and obligations of the Collateral Agent under this Agreement are governed by the Senior Secured Term Loan Facility and the provisions for indemnifying the Collateral Agent contained therein shall apply mutatis mutandis to this Agreement.

12.	CO-OPERATION BETWEEN CREDITORS

12.1	Defaults

The Senior Agent and the Seller and the Shareholder must promptly notify each other of the occurrence of any Event of Default under the Senior Secured Term Loan Facility or the Junior Debt (as applicable) of which it has received notice from a Party specifying the event and identifying it as an Event of Default.

12.2	Amount of Debt

The Senior Agent, the Seller and the Shareholder must on request notify each other of details of the amount of the Senior Debt or the Junior Debt, as appropriate.

12.3	Other information

The Borrower authorises each of the Senior Creditors, the Seller and the Shareholders to disclose to each other any information in connection with the Finance Documents.

13.	EXPENSES

The Borrower must pay:

(a)	each Senior Creditor; and

(b)	the Seller,

within three Business Days of demand the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of, or the preservation of any rights against the Borrower or the Shareholder, as appropriate, under this Agreement.

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14.	AMENDMENTS AND WAIVERS

14.1	Amendments to the Seller Credit Agreement

The Borrower and the Seller may not agree to amend or waive any terms of the Seller Credit Agreement in a manner that is adverse to the Senior Creditors without the consent of the Required Lenders.

14.2	Amendments to Shareholder Loans

No Party may amend or waive any terms of any Shareholder Loans in a manner that is adverse to the Senior Creditors without the consent of the Required Lenders or, if after the Senior Discharge Date, the Junior Creditor.

14.3	Amendments to the Senior Finance Document

(a)	Subject to paragraph (b) below, the Senior Creditors may amend or waive any term of any Senior Finance Document without the consent of the Junior Creditor or the Shareholders.

(b)	The Senior Creditors may not amend or waive any term of any Senior Finance Document in a manner or to an extent which would result in:

(i)	an increase of an additional $100,000,000 in the principal amount of the Senior Secured Term Loan Facility;

(ii)	an increase of an additional 2.00% p.a. of the applicable margin on the Senior Debt under the Senior Secured Term Loan Facility;

(iii)	any extension by six additional months of the Maturity Date of the Senior Secured Term Loan Facility;

(iv)	any obligation (excluding any financial covenant or negative covenant) that imposes an additional material payment obligation on the Borrower or causes an existing payment obligation (excluding any financial covenant or negative covenant) to become more onerous in any material respect for the Borrower;

(v)	any amendment to the Senior Finance Documents that determines the amount of Shares to be released, or the timing of, or conditions to, the release of Collateral (as defined in Senior Secured Term Loan Facility), pursuant to Clause 5.10 of the Senior Secured Term Loan Facility; or

(vi)	a change to the priority, ranking or subordination achieved or intended to be achieved by this Agreement without the approval of the Seller.

15.	CHANGES TO THE PARTIES

15.1	Borrower

The Borrower may not assign or transfer any of its rights (if any) or obligations under this Agreement.

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15.2	The Seller

The Seller may assign, transfer charge, novate or dispose of its rights under the Seller Credit Agreement provided that the assignment or transfer is allowed under the Seller Credit Agreement, and the assignee or transferee agrees to be bound by this Agreement as the relevant Seller by the execution of a duly completed Accession Agreement.

15.3	Senior Creditors

The Senior Creditors may assign, transfer, charge, novate or dispose of any of its rights and obligations under or in respect of any Senior Finance Document, provided that the assignment or transfer is allowed under the Senior Finance Document, and the assignee or transferee agrees to be bound by this Agreement as the relevant Senior Creditor by the execution of a duly completed Accession Agreement.

15.4	New Agents

(a)	Any person acceding to the Senior Secured Term Loan Facility as an Agent under that agreement must at the same time become bound by this Agreement as the relevant Agent by executing an Accession Agreement.

(b)	No Agent may be replaced or resign except as expressly allowed in the Senior Secured Term Loan Facility.

15.5	Accession Agreement

The Parties appoint the Intercreditor Agent as its agent to sign on its behalf any Accession Agreement, in order that each such Accession Agreement shall be binding on the ensure to the benefit of all the Parties.

15.6	Option to Purchase – Seller

(a)	If:

(i)	the Senior Debt is declared due and payable; or

(ii)	the Majority Senior Creditors have instructed the Collateral Agent to enforce any material part of the Transaction Security created for their benefit,

the Seller may, by giving not less than five Business Days’ notice to the Senior Agent, elect that the Seller purchase, or arrange for another person to purchase, all of the Senior Debt. Any such notice is irrevocable. The completion and payment of the funds required to complete the purchase of all the Senior Debt must be effected within a further five Business Days from the Seller’s notice that it has elected to purchase all the Senior Debt.

(b)	The Intercreditor Agent must notify the other Parties promptly of any notice given to it under paragraph (a) above.

(c)	Any purchase of the Senior Debt under this Clause will take effect by way of a full transfer of rights and obligations under the Senior Secured Term Loan Facility, including Collateral.

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(d)	Any transfer under this Subclause will only take effect:

(i)	against payment in full of an amount (as certified by the Senior Agent) equal to the Senior Debt outstanding as at the date the amount is received;

(ii)	if, after the transfer, no Senior Creditor will be under any actual or contingent liability to the Borrower or any other person under any Senior Finance Document;

(iii)	if the Junior Creditor (or another third party acceptable to all the Senior Creditors) provides an indemnity, in form and substance reasonably satisfactory to the Senior Agent, in respect of any loss or liability which may be incurred by any Senior Creditor as a consequence of any sum received or recovered by any Senior Creditor (from the Borrower or the Junior Creditor or otherwise) being required to be paid back by or clawed back from any Senior Creditor for any reason whatsoever;

(iv)	if the Seller exercises his option pursuant to paragraph (a) above prior to the one-year anniversary of the Closing Date (as defined in the Senior Secured Term Loan Facility), the Seller pays to the Intercreditor Agent, for the Senior Creditors, a premium in the amount of 1% of the principal amount then due and outstanding under the Senior Secured Term Loan Facility.

(e)	Any transfer under this Clause will be without recourse to, or warranty from, any Senior Creditor.

16.	SHARING

16.1	Equalisation Payments

If, following a Senior Enforcement Event, any amount owing by the Borrower under the Finance Documents to a Senior Creditor (a Recovering Creditor) is discharged by payment, set-off or any other manner other than through the Intercreditor Agent under Clause 10 (Proceeds of Enforcement of Security), then:

(a)	the Recovering Creditor must, within three Business Days supply details of the recovery to the Intercreditor Agent;

(b)	the Intercreditor Agent must calculate whether the recovery is in excess of the amount which the Recovering Creditor would have received if the recovery had been received by the Intercreditor Agent under 10 (Proceeds of Enforcement of Security), without taking account of any Tax which would be imposed on the Senior Agent in relation to the recovery or distribution; and

(c)	the Recovering Creditor must pay to the Intercreditor Agent an amount equal to the excess (the redistribution).

16.2	Effect of redistribution

(a)	The Intercreditor Agent must distribute the redistribution in accordance with Clause 10 (Proceeds of Enforcement of Security).

(b)	When the Intercreditor Agent makes a distribution under paragraph (a) above, the Recovering Creditor will be subrogated to the rights of the Creditors which have shared in that redistribution.

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(c)	If and to the extent that the Recovering Creditor is not able to rely on any rights of subrogation under paragraph (b) above, the Borrower will owe the Recovering Creditor a debt which is equal to the redistribution, immediately payable and of the type originally discharged.

(d)	If:

(i)	a Recovering Creditor must subsequently return a recovery, or an amount measured by reference to a recovery, to the Borrower; and

(ii)	the Recovering Creditor has paid a redistribution in relation to that recovery,

each Senior Creditor, on the request of the Intercreditor Agent, must reimburse the Recovering Creditor all or the appropriate portion of the redistribution paid to that Senior Creditor, together with interest for the period while it held the re-distribution. In this event, the subrogation in paragraph (b) above will operate in reverse to the extent of the reimbursement.

17.	SET OFF

(a)	A Senior Creditor may set off any matured obligation due from the Borrower or the Shareholder under this Agreement against any matured obligation owed by that Senior Creditor to the Borrower or the Shareholder regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Senior Creditor may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

(b)	The Seller may set off any matured obligation due and payable to it from the Borrower or the Shareholder under this Agreement against any matured obligation owed to the Seller by the Borrower or the Shareholder.

18.	NOTICES

18.1	Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

18.2	Addresses

The address and fax number (and the department or office, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

(a)	Senior Creditors
BNP
16, boulevard dels Italiens
75009 París

GS
Petershill, 1 Carter Lane
London, EC4V 5ER
England
Att: Annabel Jamieson / Sophie Damoglou
Tel:+44 20 7774 8208 / +44 20 7552 9732
Facsimile Number: :+44 20 7552 7070
LoanDocumentation@LN.email.gs.com

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CS
Credit Suisse, London Branch
One Cabot Square, London
E14 4QJ
Attention: Ian Croft / Elvin Tan
Facsimile Number: 011-44-20-7888-8398

ITAU
Rua Tierno Galvan -Torre 3, 11º
1099-048 Lisboa - Portugal
F +351 21 388 72 19
Att.: Legal Department.

With a copy to the Administrative Agent.

(b)	Collateral Agent
HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
Fax : +44.20.7991.4350
Attention : CTLA Trustee Administration

(c)	Seller
Repsol YPF, S.A.
Paseo de la Castellana, 278
28046 Madrid.
Fax.: +34.91.314.29.35
Att.: Chief Executive Officer

With copy to
Repsol YPF, S.A.
Paseo de la Castellana, 278
28046 Madrid.
Fax.: +34.91.348.61.11
Att.: Corporate Director of Legal Services

With copy to
Repsol YPF, S.A.
Paseo de la Castellana, 278
28046 Madrid.
Fax.: +34.91.348.94.92
Att.: Corporate Director of Tax and Finance

With copy to
Latham&Watkins.
María de Molina 6, 4th Floor
28006 Madrid
Fax +34.902.882.228

(d)	Shareholder
Petersen Energía PTY, Ltd.
Level 23, Rialto Towers 525, Collins Street, Melbourne

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(e)	Borrower
Petersen Energía, S.A.
Plaza de Pablo Ruiz Picasso, number 1, Building Torre Picasso, floor 38

(f)	Senior Agent and Intercreditor Agent
Credit Suisse, London Branch,
One Cabot Square, London
E14 4QJ,
Attention: Ian Croft / Elvin Tan,
Facsimile Number: 011-44-20-7888-8398

or any substitute address, fax number or department or officer as the Party may notify to the Intercreditor Agent (or the Intercreditor Agent may notify to the other Parties, if a change is made by the Intercreditor Agent) by not less than five Business Days’ notice.

18.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or (five) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 18.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered will be effective only when actually received and then only if it is expressly marked for the attention of the department or officer identified above.

(c)	All notices from or to the Borrower shall be sent through the Agent.

18.4	Notification of address and fax number

Promptly upon receipt of notification of an address, and fax number or change of address or fax number pursuant to Clause 18.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

18.5	English language

(a)	Any notice given under or in connection with this Agreement must be in English.

(b)	All other documents provided under or in connection with this Agreement must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Intercreditor Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is constitutional, statutory or other official document.

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19.	MISCELLANEOUS

19.1	Day count convention

Any interest, commission or fee accruing under this Agreement will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

19.2	Partial Invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

19.3	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of any Senior Creditor, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

19.4	Counterparts

This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

19.5	Formalities

The Borrower agrees that, at its cost, this Agreement, and any amendment to it, will be formalised in a Spanish notarial document (escritura pública or póliza intervenida) on the same date of execution of this Agreement.

19.6	Designated Senior Debt

(a)	The rights established in this Agreement for the benefit of the Senior Creditors are also for the benefit of any Designated Senior Creditor and the rights are established expressly as a stipulation in favour of the Designated Senior Creditors. Consequently, the Designated Senior Creditors shall be entitled to the benefit of this Agreement as if they were Senior Creditors by mere notice of their acceptance of their terms to the Borrower, the Seller and the Shareholders.

(b)	The provisions of this Agreement shall survive as if there had been a subjective novation of the Senior Creditors by the Designated Senior Creditors and of the Senior Debt by the Designated Senior Debt, without any extinctive effects, so that the provisions of this Agreement shall survive and shall remain in full force and effect for the benefit of the Designated Senior Debt and the Designated Senior Creditors, who shall rank, as between the Seller, the Borrower and the Shareholders, with the same status as the Senior Debt.

20.	GOVERNING LAW

This Agreement shall be construed and is governed by Spanish common law without regard to the rules of international private law.

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21.	JURISDICTION

(a)	The courts of the city of Madrid, Spain have exclusive jurisdiction to settle any dispute in connection with this Agreement.

(b)	The courts of the city of Madrid, Spain are the most appropriate and convenient courts to settle any such dispute and the Parties waive objection to those courts on the grounds of inconvenient forum or otherwise in relation to proceedings in connection with this Agreement.

(c)	This Clause is for the benefit of the Senior Creditors and the Seller only. To the extent allowed by law, a Senior Creditor or the Seller may take proceedings in any other court; and concurrent proceedings in any number of jurisdictions.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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SCHEDULE 1

FORM OF ACCESSION AGREEMENT

To:	[SECURITY AGENT] as the Intercreditor Agent

From:	[PROPOSED NEW PARTY]

Date:	[ ]
[COMPANY] - Intercreditor Agreement dated
[ ] (the Intercreditor Agreement)

We refer to the Intercreditor Agreement. This is an Accession Agreement.

We, [name of new Party] of [address/registered office], agree to be [a/an][1] [ ][2] under the Intercreditor Agreement and to be bound by the terms of the Intercreditor Agreement as [a/an][3] [ ][4].

Our contact details [and Facility Office][3] are as follows:

[

].

This Accession Agreement is governed by Spanish law.

By:

[PROPOSED NEW PARTY]

[1]	Delete as applicable.
[2]	Specify category of Party.
[3]	If applicable.

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SIGNATORIES

PETERSEN ENERGÍA, S.A.	PETERSEN ENERGÍA, S.A.
P.P.: D. Mauro Renato José Dacomo	P.P.: D. Ignacio Cruz Morán

PETERSEN ENERGÍA PTY. LTD.	PETERSEN ENERGÍA PTY. LTD.
P.P.: D. Claudio Adolfo Canepa	P.P.: D. Matías Eskenazi Storey

REPSOL YPF, S.A.
P.P.: D. Fernando Ramirez Mazarredo

CREDIT SUISSE INTERNATIONAL	CREDIT SUISSE INTERNATIONAL
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

GOLDMAN SACHS INTERNATIONAL BANK	GOLDMAN SACHS INTERNATIONAL BANK
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

BNP PARIBAS	BNP PARIBAS
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

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BANCO ITAÚ EUROPA, S.A. SUCURSAL
FINANCEIRA EXTERIOR
P.P.: D. Rafael Jaime Navarro Navarro

CREDIT SUISSE, LONDON BRANCH	CREDIT SUISSE, LONDON BRANCH
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

HSBC BANK, Plc	HSBC BANK, Plc
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

La presente póliza se formaliza, según se expresa anteriormente, con la intervención del Notario, D. Martín María Recarte, a todos los efectos legales pertinentes, incluso a los previstos en el articulo 571 de la Ley de Enjuiciamiento Civil, artículo 93 del Código de Comercio y demás legislación concordante.

Las partes se manifiestan conformes con la presente Póliza, la otorgan y firman con mi intervención y acuerdan firmar únicamente en la página donde figuran sus antefirmas, indicando al Notario que numere las hojas de que consta el presente documento y selle y rubrique todas ellas.

Y yo el Notario, habiendo hecho las oportunas advertencias legales, doy fe de la identidad de los otorgantes, de la legitimidad de sus firmas, de que el consentimiento ha sido libremente prestado, y de que el otorgamiento se adecua a la legalidad y a la voluntad debidamente informada de los otorgantes o intervinientes.

Con mi intervención, haciendo constar que el presente documento queda en mi archivo para su conservación en el Libro-Registro de Operaciones, constando en [            ] folios numerados (incluyendo los anexos) rubricados y sellados por mí, el Notario.

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EXECUTION COPY

SELLER CREDIT AGREEMENT

dated as of

February 21, 2008

among

PETERSEN ENERGÍA, S.A.,

as Borrower

REPSOL YPF, S.A.

as the Seller

and

THE BANK OF NEW YORK

as Collateral Agent

Seller Credit Agreement

EXECUTION COPY

Seller Credit Agreement

EXECUTION COPY

- ii -

SCHEDULE I	–	Commitment
SCHEDULE II	–	Lender’s Account

EXHIBIT A	–	Form of Assignment and Assumption
EXHIBIT B	–	Form of Purchase Agreement
EXHIBIT C	–	Form of Shareholders Agreement
EXHIBIT D	–	Form of Senior Term Loan Agreement
EXHIBIT E	–	Form of Intercreditor Agreement
EXHIBIT F	–	Form of Security Agreement
EXHIBIT G	–	Form of Promissory Note
EXHIBIT H	–	Form of Process Agent Acceptance

Seller Credit Agreement

EXECUTION COPY

- iii -

SELLER CREDIT AGREEMENT dated as of February 21, 2008, among PETERSEN ENERGÍA, S.A., a special purpose company incorporated under the law of the Kingdom of Spain with Spanish Tax Number A-85.174.621 (the “Borrower”), REPSOL YPF, S.A. (the “Seller”), and THE BANK OF NEW YORK, as Collateral Agent.

WHEREAS, the Borrower has requested that the Senior Lenders (as defined below) make a loan to the Borrower in an aggregate principal amount not exceeding $1,026,000,000, to permit the Borrower to, among other things, pay a portion of the purchase price in respect of the Acquisition (as defined below); and

WHEREAS, concurrently with the closing of the financing provided to the Borrower by the Senior Lenders, the Seller is prepared to extend credit to the Borrower upon the terms and conditions hereof, and, accordingly, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“2006 Dividend” means the dividend declared by the shareholders’ meeting of the Company on February 7, 2008 in an amount equal to 10.76 Argentine Pesos per share, to be paid on February 29, 2008.

“Acquired Shares” means 58,603,606 Class D shares of the Company (and/or American Depositary Shares representing such shares).

“Acquisition” means the acquisition by the Borrower of the Acquired Shares, together with the right to receive certain dividends, pursuant to the Purchase Agreement.

“Additional Seller Subordinated Debt” means Indebtedness of the Borrower (a) owing to the Seller or owing to any other Person and fully guaranteed by the Seller, (b) subordinated to the Senior Loans on terms substantially similar to the terms of this Agreement (except that no Collateral will be released by the Senior Lenders to be pledged to secure such Indebtedness), (c) subject to the Intercreditor Agreement, (d) in an aggregate principal amount not exceeding $250,000,000 and (e) the proceeds of which are used to finance the purchase of additional Shares by the Borrower.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agents” means the Collateral Agent and any other agent for the Lenders appointed by the Lenders (with the consent of the Borrower).

Seller Credit Agreement

EXECUTION COPY

“Annual Collateral Coverage Ratio” means, for any fiscal year of the Company, the ratio of (a) (i) prior to the date of the first initial public offering of the Class D shares of the Company following the Closing Date, the Share Collateral Value as at the last day of such fiscal year and (ii) after the date of the first initial public offering of the Class D shares of the Company following the Closing Date, the Share Collateral Value as at the sixth Business Day after the Company has made publicly available its audited financial statements for such fiscal year to (b) the aggregate outstanding principal amount of the Senior Loans (and any Indebtedness under any Permitted Refinancing) on the sixth Business Day after the Company has made publicly available its audited financial statements for such fiscal year.

“Antitrust Commission” means (i) the Comisión Nacional de Defensa de la Competencia and the Secretaría de Comercio Interior of Argentina or the Secretaría de Industria, Comercio y Minería of Argentina, (ii) the Tribunal Nacional de Defensa de la Competencia of Argentina, in the event the latter is established, or (iii) any other Governmental Authority that succeeds to the functions of any of the foregoing.

“Argentina” means the Republic of Argentina.

“Argentine GAAP” means generally accepted accounting principles in Argentina.

“Argentine Pesos” or “AR$” refers to lawful money of Argentina.

“Asset Taxes” means the aggregate amount payable by the shareholders of Holdings in respect of personal asset taxes (or equivalent taxes) solely in connection with the ownership of the Borrower and indirectly the Shares for any fiscal year of such shareholders, provided that the amount of such personal assets taxes (or equivalent taxes) for any fiscal year that shall constitute “Asset Taxes” hereunder shall not exceed (i) $2,500,000 for the fiscal year of such shareholders ending in 2008, (ii) $5,000,000 for the fiscal year of such shareholders ending in 2009, (iii) $6,500,000 for the fiscal year of such shareholders ending in 2010, (iv) $8,500,000 for the fiscal year of such shareholders ending in 2011 and (v) $11,000,000 for the fiscal year of such shareholders ending in 2012.

“Assigned Dividend” means the right of the Borrower to receive payment of a portion of the 2006 Dividend equal to the proportion that the Acquired Shares bears in relation to all of the outstanding shares of capital stock of the Company multiplied by the 2006 Dividend, which right the Borrower has assigned to the Seller as consideration for a portion of the purchase price of the Acquired Shares pursuant to the Purchase Agreement.

“Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), in the form of Exhibit A or any other form approved by the Lenders and the Borrower.

“Australia” means the Commonwealth of Australia.

“Borrower” has the meaning assigned to such term in the recital of parties hereto.

Seller Credit Agreement

EXECUTION COPY

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York, London, England, Madrid, Spain or Buenos Aires, Argentina are authorized or required by law to remain closed and that is also a day on which dealings in Dollar deposits are carried out in the London interbank market.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under the applicable generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with the applicable generally accepted accounting principles.

“Cash Equivalents” means any one or more of the following securities or obligations with a maturity date of no later than the Business Day prior to the Payment Date immediately following the date of acquisition thereof: (a) direct obligations of, or obligations fully guaranteed as to timely payment of principal and interest by, the United States, the United Kingdom, Spain, the French Republic, the Federal Republic of Germany, or any agency or instrumentality thereof, provided that at the time of investment each such obligation is backed by the full faith and credit of the United States, the United Kingdom, Spain, the French Republic, or the Federal Republic of Germany, as applicable; or (b) readily marketable investments in mutual funds (including funds for which an Agent or any Lender or any of their respective Affiliates acts as investment adviser or manager), or other types of securities offering full principal protection at maturity which seek to maintain a constant net asset value and which are rated at the time of investment “AA” by S&P and “Aa2” by Moody’s (or, in each case, the equivalent thereof for mutual funds); or (c) demand deposits, including interest bearing money market accounts, time deposits, trust funds, trust accounts, overnight bank deposits, interest-bearing deposits, and certificates of deposit or bankers acceptances of depository institutions, including an Agent or any Lender or any of their respective Affiliates, which are rated at the time of investment “AA” by S&P and “Aa2” by Moody’s (or, in each case, the equivalent thereof).

“Change of Control” means (a) prior to the fifth anniversary of the Closing Date, the Eskenazi Family and Affiliates controlled by one or more of the Eskenazis shall fail to own, directly or indirectly, 100% of the voting common stock of the Borrower (subject to the applicable exceptions set forth in the Shareholders Agreement) and (b) on and after the fifth anniversary of the Closing Date, the Eskenazi Family and Affiliates controlled by one or more of the Eskenazis shall fail to own, directly or indirectly, 60% of the voting common stock of the Borrower.

“Closing Date” means the date (which shall be a Business Day) on which the conditions specified in Article IV are satisfied (or waived in accordance with Section 9.02).

“Collateral” means all property of the Borrower purported to be covered by the Security Documents.

“Collateral Agent” means The Bank of New York, in its capacity as collateral agent for the Lenders under the Security Documents.

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“Collateral Agent’s Account – Senior Lenders” means the “Collateral Agent’s Account”, as such term is defined in the Senior Term Loan Agreement.

“Collateral Coverage Ratio” means, as at any date of determination, the ratio of (a) the Share Collateral Value as at such date of determination to (b) the aggregate outstanding principal amount of the Senior Loans on such date of determination.

“Commitment” means $1,015,000,000.

“Company” means YPF Sociedad Anónima, a sociedad anónima organized under the laws of Argentina.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Corporate Trust Office” shall mean, with respect to the Collateral Agent, its principal corporate trust office at 101 Barclay Street, 4-East, New York, New York, 10286 Attn: Global Trust Services, (FAX No. (212) 815-5802 or 5803) or such other office as the Collateral Agent may inform the other parties hereof from time to time.

“Debt Incurrence” means the incurrence by the Borrower after the Closing Date of any Indebtedness other than Permitted Subordinated Debt and Additional Seller Subordinated Debt.

“Debt Service Reserve Account” has the meaning set forth in the Senior Term Loan Agreement.

“Default” means any event or condition which constitutes an Event of Default or which, with the giving of notice, or the passage of time or the making of any determination (or any combination of the foregoing) would, unless cured or waived, become an Event of Default.

“Disposition of Shares” means any sale, transfer or other disposition (other than any release pursuant to Section 5.10(b)) of, or any capital reduction in respect of, any Shares.

“Dollars” or “$” refers to lawful money of the United States.

“EBITDAX” means, for any period, with respect to the Company and its consolidated Subsidiaries on a consolidated basis, without duplication, the sum of (a) operating revenues minus (b) operating costs and expenses (including sales and administrative expenses, taxes other than income tax (impuesto a las ganancias)) plus (c) amortization, depreciation, depletion and exploration expense (to the extent included in operating expenses) plus (d) income from long-term investments, in each case determined in accordance with Argentine GAAP.

“ECF Sweep Percentage” means (a) (i) prior to and including May 15, 2013, for any Measurement Period other than the first Measurement Period, (x) 75%, with respect to any amount of Excess Cash Flow up to $28,650,000 for such Measurement Period and (y) 100%,

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with respect to any amount of Excess Cash Flow in excess of $28,650,000 for such Measurement Period, (ii) for the Measurement Period commencing on May 16, 2013 and ending on (and including) November 15, 2013, 65%, and (iii) for any Measurement Period commencing on or following November 16, 2013, 50% of Excess Cash Flow, and (b) for the first Measurement Period after the date hereof, (x) 75%, with respect to any amount of Excess Cash Flow up to the product of $57,300,000 multiplied by the number of days in such Measurement Period divided by 365 and (y) 100%, with respect to any amount of Excess Cash Flow in excess of the product of $57,300,000 multiplied by the number of days in such Measurement Period divided by 365.

“Equity Contribution” means the contribution by Holdings to the Borrower as common equity made in connection with the Acquisition of an aggregate amount of not less than $110,000,000 in cash and/or cash equivalents.

“Equity Issuance” means (a) any issuance or sale by the Borrower after the Closing Date of (i) any of its capital stock, (ii) any warrants or options exercisable in respect of its capital stock or (iii) any other security or instrument representing an equity interest (or the right to obtain any equity interest) in the Borrower or (b) the receipt by the Borrower after the Closing Date of any capital contribution (whether or not evidenced by any equity security issued by the recipient of such contribution), including any Specified Equity Contribution, provided that the term “Equity Issuance” shall not include any capital contribution made by Holdings to the Borrower the proceeds of which are used by the Borrower to acquire Excluded Shares or Pledged Shares.

“Equity Rights” means, with respect to any Person, any subscriptions, options, warrants, commitments, preemptive rights or agreements of any kind (including any shareholders’ or voting trust agreements) for the issuance, sale, registration or voting of, or securities convertible into, any additional shares of capital stock of any class, or partnership or other ownership interests of any type in, such Person.

“Eskenazi Family” means, collectively, (a) the Eskenazis, (b) the spouse or any lineal descendant (including adopted children) of any of the Eskenazis (collectively, the “Spouses and Descendants”), (c) any trust solely for the benefit of any one or more of the Eskenazis or any of the Spouses and Descendants, (d) any family trust, partnership or limited liability company established solely for the benefit of any one or more of the Eskenazis or any of the Spouses and Descendants, or for estate planning purposes, of any of the Eskenazis and (e) the heirs, executors, administrators, guardian or conservator of an Eskenazi or of a trust under any of an Eskenazi’s will and following the death or disability of that Eskenazi.

“Eskenazis” means, collectively, Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey.

“Event of Default” has the meaning assigned to such term in Article VII.

“Excess Cash Flow” means, (1) for any Measurement Period prior to the Senior Debt Discharge Date:

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(a) the sum of the following amounts, to the extent credited to the Collateral Agent’s Account – Senior Lenders on or prior to 5:00 p.m., London time, on the Business Day immediately preceding the last day of such Measurement Period: (i) the aggregate amount of cash dividends and other cash distributions (other than (x) distributions resulting from any capital reduction and (y) the Assigned Dividend) received by the Borrower during such Measurement Period in respect of the Shares (including from Pledged Shares), plus (ii) the aggregate amount of payments received by the Borrower under the Interest Rate Cap Agreement during such Measurement Period plus (iii) the aggregate amount of any earnings on amounts on deposit in the Debt Service Reserve Account representing Excess Reserve Amount transferred to the Collateral Agent’s Account – Senior Lenders on the Business Day prior to the last day of such Measurement Period pursuant to the first sentence of Section 2.12(d)(ii) of the Senior Term Loan Agreement plus (iv) the aggregate amount of earnings on amounts on deposit in the Collateral Agent’s Account – Senior Lenders during such Measurement Period minus

(b) the sum of (i) the aggregate amount of cash interest payments and scheduled principal payments in respect of the Senior Loans and Indebtedness under any Permitted Refinancing, in each case paid by the Borrower during such Measurement Period plus (ii) the aggregate amount of payments (including Restricted Payments in respect of Asset Taxes made by the Borrower during such Measurement Period plus (iii) the aggregate amount of Permitted Borrower Expenses for such Measurement Period plus (iv) the aggregate amount of fees, expenses and other amounts, in each case paid or payable by the Borrower under the Transaction Documents (as defined in the Senior Term Loan Agreement, other than this Agreement) during such Measurement Period (other than fees, expenses and other amounts paid on the Closing Date); and

(2) following the Senior Debt Discharge Date:

(a) the sum of the following amounts: (i) the aggregate amount of cash dividends and other cash distributions (other than distributions resulting from any capital reduction) received by the Borrower during such Measurement Period in respect of the Shares, plus (ii) the aggregate amount of payments received by the Borrower under the Interest Rate Cap Agreement during such Measurement Period minus

(b) the sum of (i) the aggregate amount of cash interest payments and scheduled principal payments in respect of the Loan, in each case paid by the Borrower during such Measurement Period plus (ii) the aggregate amount of payments (including Restricted Payments in respect of Asset Taxes) made by the Borrower during such Measurement Period plus (iii) the aggregate amount Permitted Borrower Expenses for such Measurement Period.

“Excess Reserve Amount” has the meaning set forth in the Senior Term Loan Agreement.

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“Excluded Shares” means any Shares pledged, or permitted hereunder to be pledged, to secure exclusively the Indebtedness of the Borrower under the Senior Term Loan Agreement; provided that, for the avoidance of doubt, any Shares released from the collateral securing the Senior Loans pursuant to Section 5.10(b) of the Senior Term Loan Agreement shall not be deemed to be “Excluded Shares” and shall be deemed to be “Pledged Shares”.

“GAAP” means generally accepted accounting principles in Spain.

“Governmental Authority” means the government of any nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing any Indebtedness, other obligation or the payment of dividends or other distribution on the stock or equity interests of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation or (e) entered into for the purpose of assuring in any other manner the holder of such Indebtedness of the payment thereof or to protect such holder against loss in respect thereof (in whole or in part).

“Hedging Agreement” means any interest rate protection agreement, foreign currency exchange protection agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

“Holdings” means Petersen Energía Pty Ltd., a special purpose company incorporated under the laws of Australia, or any other Person that shall succeed to the rights and obligations of Petersen Energía Pty Ltd. pursuant to Section 13 of the Holdings Existing Shares Pledge Agreement, in which case the term “Holdings” shall mean solely such other Person.

“Holdings Existing Shares Pledge Agreement” has the meaning set forth in the Senior Term Loan Agreement.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the

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ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Intercreditor Agreement” means the Intercreditor Agreement dated as of February 21, 2008 among the Borrower, the Seller, the Collateral Agent, the Administrative Agent and the Intercreditor Agent named therein, in the form of Exhibit E.

“Interest Rate Cap Agreement” has the meaning set forth in the Senior Term Loan Agreement.

“Investment” means any investment in any Person, whether by means of: (a) the acquisition (whether for cash, property, services or securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any agreement to make any such acquisition (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such sale); (b) the making of any deposit with, or advance, loan or other extension of credit to, any other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such Person); (c) the entering into of any Guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of any other Person and (without duplication) any amount committed to be advanced, lent or extended to such Person; (d) the entering into of any Hedging Agreement; (e) any purchase or other acquisition of Indebtedness or the assets of such Person; (f) any capital contribution to such Person; (g) any other direct or indirect investment in such Person, including any acquisition by way of a merger or consolidation, and any arrangement pursuant to which the investor incurs Indebtedness of the type referred to in clause (f) of the definition of “Indebtedness” in respect of such Person.

“Junior Pledge Agreement” has the meaning set forth in the Security Agreement.

“Lender’s Account” means the account of each Lender set forth in Schedule II. Each Lender may update from time to time its account information set forth in Schedule II by providing notice in writing to the Borrower.

“Lenders” means the Seller and any other Person that becomes a party hereto pursuant to an Assignment and Assumption in accordance with Section 9.04, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

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“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loan” means the term loan made by the Lenders to the Borrower pursuant to this Agreement; provided however, that in the event that (i) the Assigned Dividend, when actually paid to the Seller in Dollars, is an amount greater than $201,150,000, then the Loan shall be deemed to be reduced by an amount equal to the amount by which the Assigned Dividend exceeds $201,150,000, or (ii) the Assigned Dividend, when actually paid to the Seller in Dollars, is an amount less than $201,150,000, then the Loan shall be deemed to be increased by an amount equal to the amount by which $201,150,000 exceeds the Assigned Dividend.

“Loan Documents” means, collectively, this Agreement, the Intercreditor Agreement, the Security Documents and each other agreement delivered to the Collateral Agent or any Lender, acting in such capacities, in furtherance or pursuant to any of the foregoing.

“Majority Lenders” means, at any time, Lenders representing more than 50% of the aggregate outstanding principal amount of the Loan at such time.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations or condition (financial or otherwise) of the Borrower, (b) the ability of the Borrower or Holdings to perform any of their respective obligations under this Agreement or any of the other Loan Documents to which it is a party, (c) the rights of or remedies available to the Agents and the Lenders with respect to the Collateral under this Agreement or the other Loan Documents or (d) the validity or enforceability of this Agreement or any of the other Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loan) of the Borrower, or obligations in respect of one or more Hedging Agreements, in an aggregate principal amount exceeding $10,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Borrower in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower would be required to pay if such Hedging Agreement were terminated at such time.

“Maturity Date” means February 21, 2018, provided that, if such date shall not be a Business Day, then the Maturity Date shall be the immediately preceding Business Day.

“Measurement Period” means, initially, the period commencing on (and including) the Closing Date and ending on (and including) the Payment Date (as defined in the Senior Term Loan Agreement) falling on or nearest to May 15, 2008 and thereafter, each six-month period ending on May 15 and November 15 of each year, commencing on (and including) the day following the last day of the prior Measurement Period and ending on (but excluding) the first day of the next Measurement Period occurring thereafter. Notwithstanding the foregoing,

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until the Senior Debt Discharge Date, the Measurement Periods hereunder shall commence and end concurrently with the Measurement Periods under and as defined in the Senior Finance Documents.

“Moody’s” means Moody’s Investors Services, Inc.

“Net Cash Proceeds” means:

(a) in the case of any Disposition of Shares, the aggregate amount of all cash payments received by the Borrower, directly or indirectly in connection with such Disposition of Shares, net of (i) the amount of any legal expenses, commissions and other fees and expenses paid by the Borrower in connection with such Disposition of Shares and (ii) any income or other taxes estimated to be payable by the Borrower as a result of such Disposition of Shares (but only to the extent that such estimated taxes are in fact paid to the relevant Governmental Authority when due);

(b) in the case of any Debt Incurrence, the aggregate amount of all cash received by the Borrower in respect of such Debt Incurrence, net of (i) any applicable withholding taxes payable by the Borrower not later than the effective date of such Debt Incurrence and (ii) expenses (including any banking fees, costs and other customary expenses) incurred by the Borrower in connection with therewith; and

(c) in the case of any Equity Issuance, the aggregate amount of all cash received by the Borrower in respect of such Equity Issuance, net of expenses incurred by the Borrower in connection therewith.

“Payment Date” means each of the dates falling, respectively, on May 15 and November 15 of each year, commencing on May 15, 2013, to and including the Maturity Date; provided that, if any such date shall not be a Business Day, the relevant Payment Date shall be the immediately following Business Day.

“Permitted Borrower Expenses” means, for any Measurement Period, the amount of documented expenses incurred during such Measurement Period, or estimated to be incurred in respect of the immediately following Measurement Period, by the Borrower or Holdings not in excess of $2,000,000 (or, in the case of the first Measurement Period, $4,000,000 multiplied by the number of days in such Measurement Period divided by 365) in the aggregate for the Borrower and Holdings, provided that a portion not in excess of $200,000 in the aggregate for the Borrower and Holdings of the Permitted Borrower Expenses for any Measurement Period may be estimated and advanced in respect of the immediately following Measurement Period.

“Permitted Encumbrances” means Liens imposed by law for taxes, assessments or other governmental charges that are not yet due, payable or delinquent or are being contested in compliance with Section 5.05.

“Permitted Excluded Shares Liens” means Liens in favor of the Senior Lenders and the Agents (as defined in the Senior Term Loan Agreement) securing Indebtedness of the Borrower under the Senior Term Loan Agreement on Excluded Shares.

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“Permitted Holdings Indebtedness” means Indebtedness of Holdings all of the proceeds of which are contributed to the common equity of the Borrower and used by the Borrower to acquire Excluded Shares or Pledged Shares.

“Permitted Refinancing” means Indebtedness incurred to repay all of the outstanding Indebtedness under the Senior Term Loan Agreement, provided that (i) the proceeds of such Indebtedness shall be used exclusively to repay the outstanding Indebtedness under the Senior Term Loan Agreement together with any interest accrued thereon and other amounts due and payable thereunder, (ii) except upon the occurrence and continuation of a payment default of such Indebtedness (subject to the terms of the Intercreditor Agreement), the Indebtedness under this Agreement shall be entitled to receive scheduled cash payments of interest, principal and other amounts from May 15, 2013 even if such refinancing Indebtedness remains outstanding, (iii) immediately prior to the incurrence of such Indebtedness no Default shall have occurred and be continuing, nor would a Default result upon or following the incurrence thereof, and (iv) such Indebtedness shall not contain terms or conditions that are more onerous in any respect than the terms and conditions under the Senior Term Loan Agreement and shall be on terms and conditions reasonably acceptable to the Borrower and the Seller.

“Permitted Refinancing Excluded Shares” has the meaning set forth in Section 5.10(c).

“Permitted Shares Disposition” means a “Permitted Excluded Shares Disposition” as defined in the Senior Term Loan Agreement.

“Permitted Subordinated Debt” means subordinated Indebtedness of the Borrower owing to Holdings which (a) does not require or permit any payments (whether in cash or other property except capitalization of interest) for so long as the Loan hereunder remains outstanding (other than as permitted pursuant to Section 6.06(c)), (b) does not mature and may not be repaid, redeemed or acquired prior one year and one day (or, if later, any applicable preference period plus one day) following the repayment of the Loan hereunder, (c) may not be accelerated for so long as the Loan hereunder remains outstanding, and (d) is subject to the terms of the Intercreditor Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Pledged Shares” means any Shares (a) pledged, or required to be pledged, to secure exclusively the Indebtedness of the Borrower under this Agreement and (b) pledged, or required to be pledged, to secure exclusively the Indebtedness of the Borrower under, and acquired with the proceeds of, any Additional Seller Subordinated Debt owing to the Seller.

“Process Agent” has the meaning set forth in Section 9.09(d).

“Process Agent Acceptance” means a letter from the Process Agent to the Seller, substantially in the form of Exhibit H or any other form approved by the Seller.

“Purchase Agreement” means the Contrato de Compraventa de Acciones dated February 21, 2008 between the Borrower and the Seller, in the form of Exhibit B.

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“Refinancing Released Security” has the meaning set forth in Section 5.10(d).

“Regulation U Bank” means a bank, financial institution or other institutional lender that is formed under the laws of, or operating through a branch in, the United States, any State thereof, any possession thereof or the District of Columbia.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Release Ratio Level” means (a) with respect to the fiscal year of the Company ending on December 31, 2008, 3.0 to 1.0, (b) with respect to the fiscal year of the Company ending on December 31, 2009, 2.75 to 1.0, and (c) with respect to each fiscal year of the Company ending thereafter, 2.5 to 1.0.

“Released Shares” has the meaning set forth in Section 5.10(b).

“Required Lenders” means, at any time, Lenders representing at least 66-2/3% of the aggregate outstanding principal amount of the Loan at such time.

“Responsible Officer” shall mean when used with respect to the Collateral Agent, any officer within the corporate trust department of the Collateral Agent, including any director, any vice president, assistant vice president, assistant secretary, trust officer or any other officer of the Collateral Agent who customarily performs functions similar to those performed by the persons who at such time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the Collateral Agent's duties hereunder.

“Restricted Payment” means (a) any dividend or other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of the Borrower, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of the Borrower or any option, warrant or other right to acquire any such shares of capital stock of the Borrower and (b) any payment made by the Borrower to purchase, repay, prepay, redeem, retire or otherwise acquire for value, or set apart any money for a sinking, defeasance or other analogous fund for the purchase, repayment, prepayment, redemption, retirement or other acquisition of, or make any prepayment of interest on, or any other amount owing in respect of, any Indebtedness under any Permitted Subordinated Debt.

“S&P” means Standard & Poor’s Ratings Services, a Division of The McGraw Hill Companies, Inc.

“Security Agreement” means the Pledge and Security Agreement dated as of February 21, 2008 between the Borrower and the Collateral Agent, in the form of Exhibit F.

“Security Documents” means the Security Agreement and, if and when executed and delivered, the Junior Pledge Agreement.

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“Seller” has the meaning assigned to such term in the recital of parties hereto.

“Senior Collateral Agent” means the “Collateral Agent” as such term is defined in the Senior Term Loan Agreement.

“Senior Debt Discharge Date” has the meaning set forth in the Intercreditor Agreement.

“Senior Finance Documents” has the meaning set forth in the Intercreditor Agreement.

“Senior Lenders” means the lenders from time to time party to the Senior Term Loan Agreement.

“Senior Loans” means the term loans made by the Senior Lenders to the Borrower pursuant to the Senior Term Loan Agreement.

“Senior Officer” means, with respect to any Person, such Person’s chief executive officer, chief financial officer, principal accounting officer, treasurer or controller.

“Senior Term Loan Agreement” means the $1,026,000,000 loan agreement dated as of February 21, 2008, between the Borrower, the Senior Lenders, Credit Suisse, London Branch, as Administrative Agent, and HSBC Bank plc, as Senior Collateral Agent, in the form of Exhibit D hereto.

“Share Collateral Value” means

(a) as at any date of determination occurring prior to or within five Business Days after the date of the first initial public offering of the Class D shares of the Company after the Closing Date, the product of (i) the excess, if any, of (x) the product of 4.37 multiplied by the EBITDAX of the Company for the period of four fiscal quarters ending on or most recently ended prior to such date of determination over (y) the sum of (I) the aggregate amount of Indebtedness of the Company as of the last day of such four-quarter period determined in accordance with Argentine GAAP plus (II) minority interest as reported in the Company’s consolidated balance sheet as of the last day of such four-quarter period determined in accordance with Argentine GAAP minus (III) the aggregate amount of all cash and cash equivalents held by the Company as of the last day of such four-quarter period determined in accordance with Argentine GAAP plus (IV) prior to the payment of the 2006 Dividend, the excess of the amount of the 2006 Dividend as declared by the Company over $836,000,000, multiplied by (ii) the quotient of the number of Shares included in the collateral securing the Indebtedness under the Senior Term Loan Agreement on such date of determination divided by the total number of shares of common stock of the Company outstanding on such date of determination; and

(b) as at any date of determination occurring after five Business Days after the date of the first initial public offering of the Class D shares of the Company after the Closing Date, the product of (i) the daily average of the closing prices for the Class D shares (or American Depositary Shares representing such shares) on the New York Stock

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Exchange for each day during the period of five consecutive Business Days immediately preceding such date of determination multiplied by (ii) the number of Shares included in the collateral securing the Indebtedness under the Senior Term Loan Agreement on such date of determination, provided that the Share Collateral Value as at the Closing Date shall be deemed to be equal to the product of (A) the excess of $15,836,000,000 over the amount of the 2006 Dividend as declared by the Company multiplied by (B) the quotient of the number of Shares included in the collateral securing the Indebtedness under the Senior Term Loan Agreement on the Closing Date divided by the total number of shares of common stock of the Company outstanding on the Closing Date. For purposes of clause (a) above and the proviso to this definition, the 2006 Dividend shall be deemed to have been declared in an amount equal to $1,350,000,000.

“Shareholders Agreement” means the Acuerdo Entre Accionistas dated February 21, 2008 between the Borrower and the Seller, in the form of Exhibit C.

“Shares” means, collectively, the Acquired Shares and any other equity interests in the Company held by the Borrower, including American Depositary Shares representing such Acquired Shares or other equity interests.

“Spain” means the Kingdom of Spain.

“Specified Equity Contributions” means cash made available to the Borrower in the form of (a) common equity, (b) preferred equity that does not require or permit any cash payments and is not redeemable prior to the date that is one year and one day (or, if later, any applicable preference period plus one day) following the repayment of the Loan hereunder and has subordination terms and conditions reasonably satisfactory to the Required Lenders or (c) Permitted Subordinated Debt, but in each case solely to the extent contributed (in the case of clauses (a) and (b) above) or paid (in the case of clause (c) above) to the Borrower within five Business Days after any breach of Section 6.11 of the Senior Term Loan Agreement.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. When used with respect to the Borrower, the term “Subsidiary” shall not include the Company or any Subsidiary of the Company.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

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“Transaction Documents” means, collectively, each of the Loan Documents, the Purchase Agreement, the Shareholders Agreement and the Senior Finance Documents.

“Transactions” means (a) the execution, delivery and performance by (x) the Borrower of this Agreement and the other Transaction Documents to which the Borrower is intended to be a party and (y) by Holdings of the Transaction Documents to which it is a party, (b) the borrowing of the Loan hereunder and the use of the proceeds thereof as permitted hereby, (c) the making of the Equity Contribution, (d) the consummation of the Acquisition and the Borrower being capable of exercising its rights as shareholder of the Company.

“United States” means the United States of America.

SECTION 1.02. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (without limiting any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.03. Accounting Terms; GAAP; Historical Financial Calculations. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP or, if such terms relate to the Company, Argentine GAAP, in each case as in effect from time to time; provided that, if the Borrower notifies the Lenders that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

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ARTICLE II

THE CREDITS

SECTION 2.01. The Commitment.

(a) Subject to the terms and conditions set forth herein, the Seller agrees to make a Loan to the Borrower on the Closing Date in a principal amount not exceeding its Commitment. Amounts prepaid or repaid in respect of the Loan may not be reborrowed.

(b) Unless previously terminated, the Commitments shall terminate at the earlier to occur of the following: (i) 5:00 p.m., London time, on February 26, 2008; (ii) the termination of the commitments of the Senior Lenders to make Senior Loans pursuant to the terms of the Senior Term Loan Agreement other than as a result of the disbursement of the Senior Loans; and (iii) the disbursement of the Loan.

SECTION 2.02. Disbursement of Loan.

The Loan shall represent credit provided by the Seller to the Borrower for use against the purchase by the Borrower of the Acquired Shares from the Seller, in accordance with the terms of the Purchase Agreement. The Loan shall be deemed to be made by the Seller on the Closing Date, upon the terms and subject to the conditions of this Agreement. The Loan shall not be disbursed in cash. The Borrower shall, on the Closing Date, acknowledge to the Seller in writing application of the proceeds of the Loan in accordance with the terms of the Purchase Agreement.

SECTION 2.03. Repayment of Loan; Evidence of Debt.

(a) Repayment. The Borrower hereby unconditionally promises to pay to the Lenders the outstanding principal amount of the Loan on each Payment Date set forth below in the aggregate principal amount set forth opposite such Payment Date:

Payment Date	Amount
May 15, 2013	$45,500,000
November 15, 2013	$45,500,000
May 15, 2014	$45,500,000
November 15, 2014	$45,500,000
May 15, 2015	$46,000,000
November 15, 2015	$46,000,000
May 15, 2016	$46,000,000
November 15, 2016	$46,000,000
May 15, 2017	$46,000,000
November 15, 2017	$46,000,000
Maturity Date	the aggregate principal amount of the Loan outstanding on the Maturity Date

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provided that any partial prepayment of the Loan shall be applied to reduce ratably the subsequent scheduled repayments of the Loan. To the extent not previously paid, the outstanding principal amount of the Loan shall be due and payable on the Maturity Date.

In the event the amount of the principal amount of the Loan is increased or reduced (as provided in the proviso to the definition of “Loan” hereunder), then the principal installments detailed in this Section 2.3(a) shall be increased or reduced (as applicable) in an amount that is proportional to such increase or reduction of the Loan.

(b) Maintenance of Records by Lenders. Each Lender shall maintain in accordance with its usual practice records evidencing the indebtedness of the Borrower to such Lender resulting from the Loan made by such Lender, including the amounts of principal, interest and other amounts payable and paid to such Lender from time to time hereunder.

(c) Effect of Entries. The entries made in the records maintained pursuant to paragraph (b) of this Section shall, in the absence of manifest error, be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender to maintain such records or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loan in accordance with the terms of this Agreement.

(d) Promissory Notes. Any Lender may request that the Loan made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in substantially the form of Exhibit G.

SECTION 2.04. Prepayment of Loan.

(a) Voluntary Prepayments. Subject to the terms of the Intercreditor Agreement, and the occurrence of the Senior Debt Discharge Date (except as otherwise permitted by the Senior Term Loan Agreement), the Borrower shall have the right to prepay the Loan in whole or in part at any time or from time to time, without penalty or premium, provided that each partial prepayment pursuant to this paragraph (a) shall be in the aggregate amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof.

(b) Mandatory Prepayments. Subject to the terms of the Intercreditor Agreement, and the occurrence of the Senior Debt Discharge Date (except as otherwise permitted by the Senior Term Loan Agreement):

(i) Excess Cash Flow. Not later than the tenth Business Day following the last day of each Measurement Period, the Borrower shall prepay the Loan and pay accrued interest thereon in an aggregate amount equal to the ECF Sweep Percentage of the Excess Cash Flow for such Measurement Period.

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(ii) Dispositions of Shares. Upon the occurrence of any Disposition of Shares (other than (x) with respect to Excluded Shares and (y) a Permitted Shares Disposition), the Borrower shall prepay the Loan and pay accrued interest thereon in an aggregate amount equal to 100% of the Net Cash Proceeds thereof. Upon the occurrence of any Permitted Shares Disposition, the Borrower shall prepay the Senior Loan and pay accrued interest thereon in an aggregate amount equal to 100% of the Net Cash Proceeds thereof remaining after the payment of any amount due on account of Additional Seller Subordinated Debt incurred by the Borrower to purchase the Excluded Shares so disposed.

(iii) Debt Incurrence. Upon any Debt Incurrence (excluding any Indebtedness incurred pursuant to a Permitted Refinancing), the Borrower shall prepay the Loan and pay accrued interest thereon, in an aggregate amount equal to 100% of the Net Cash Proceeds of such Debt Incurrence.

(iv) Equity Issuance. Upon any Equity Issuance, the Borrower shall prepay the Loan and pay accrued interest thereon, in an aggregate amount equal to 50% (or, to the extent that such Equity Issuance consists of a Specified Equity Contribution, 100%) of the Net Cash Proceeds of such Equity Issuance.

(c) Notices, Etc. The Borrower shall notify the Seller by telephone (confirmed by telecopy) of any prepayment hereunder not later than 5:00 p.m., London time, five Business Days before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of Loan to be prepaid and, (i) in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment and (ii) in the case of a mandatory prepayment pursuant to Section 2.04(b)(i), a reasonably detailed calculation of the amount of Excess Cash Flow for the applicable Measurement Period. All prepayments pursuant to Section 2.04(a) shall be accompanied by accrued interest to the extent required by Section 2.06.

SECTION 2.05. Fees.

The Borrower agrees to pay to each Agent, for its own account, fees payable in such amounts and on such dates as shall have been separately agreed upon in writing between the Borrower and such Agent.

SECTION 2.06. Interest.

(a) Interest Rate. The Loan shall bear interest at a rate per annum as follows:

(i) at any time prior to (and including) May 15, 2013 at a rate equal to 8.12% per annum; and

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(ii) thereafter, at a rate equal to 7.0% per annum.

(b) Default Interest. Notwithstanding the foregoing, upon the occurrence and during the continuance of any Default described in clause (a) or (b) of Article VII, the principal of and, to the extent permitted by law, due, owing and unpaid interest on the Loan and any other amounts due, owing and unpaid hereunder or under the other Loan Documents shall bear interest, in each case until such Default has been cured or waived, after as well as before judgment, at a rate per annum equal to the interest rate then applicable to the Loan plus 2% per annum.

(c) Payment of Interest. Accrued interest on the Loan shall be payable in arrears on each Payment Date; provided that (i) so long as no Default shall have occurred and be continuing, interest accrued up to (and including) May 15, 2013 shall be capitalized and added to the principal amounts of the Loan on such date, (ii) subject to the provisions of the Intercreditor Agreement, interest accrued pursuant to paragraph (b) of this Section shall be payable on demand, and (iii) in the event of any repayment or prepayment of the Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

(d) Computation. All interest hereunder shall be computed on the basis of a year of 360 days, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

SECTION 2.07. [Reserved].

SECTION 2.08. [Reserved].

SECTION 2.09. [Reserved].

SECTION 2.10. Taxes.

(a) Payment of Taxes by the Borrower. The Borrower shall pay all Taxes to the applicable Governmental Authority in accordance with applicable law. If the Borrower shall be required to withhold or deduct any Taxes from such payments, then (i) the Borrower shall make such withholdings or deductions and (ii) the Borrower shall pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with applicable law.

(b) Evidence of Payments. As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to each Lender in respect of which such payment applies the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender in respect of which such payment applies.

SECTION 2.11. Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a) Payments by the Borrower; Limitations on Foreign Exchange. The Borrower shall make each payment required to be made by it hereunder (whether of principal,

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interest, or fees or otherwise) or under any other Loan Document (except to the extent otherwise provided therein) prior to 1:00 p.m., London time, on the date when due, in immediately available funds, without set-off or counterclaim except with respect to any withholding or deduction required to be made pursuant to Section 2.10. Any amounts received after such time on any date shall be deemed to have been received on the immediately following Business Day for purposes of calculating interest thereon.

(b) If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the immediately following Business Day and no interest shall accrue on such amount.

(c) All payments hereunder or under any other Loan Document (except to the extent otherwise provided therein) shall be made in Dollars. If access by the Company, the Borrower or the Collateral Agent, as the case may be, to the foreign exchange market for the acquisition of Dollars and its transfer outside of Argentina is limited by virtue of any law, rule, regulation or interpretation by a Governmental Authority, any amount payable with respect to the Shares shall (i) be deposited into an account of the Collateral Agent maintained in Argentina or an account of any third party as instructed by the Collateral Agent and (ii) be converted by the Collateral Agent into free available Dollars, through, upon instructions of the Seller (x) the purchase and sale of debt securities issued by the federal government of the Republic of Argentina denominated in Dollars or any other public or private bond or tradeable security quoted in any other foreign currency outside of Argentina or (y) any appropriate mechanism for the acquisition of Dollars in any exchange market. The Borrower shall be responsible for the costs (including any loss due to unfavorable exchange rates) and expenses related to the export of such securities or the proceeds from the sale of such securities from Argentina and the sale of such securities or such proceeds outside Argentina to obtain freely available Dollars, in such amounts and on such dates as will permit the making of payments due hereunder.

(d) Application of Insufficient Payments. Unless otherwise provided herein, if at any time insufficient funds are received by and available to the Lenders to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, to pay interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, to pay principal then due hereunder.

(e) Pro Rata Treatment. Except to the extent otherwise provided herein: (i) each payment or prepayment by the Borrower of principal of the Loan shall be made for account of the Lenders pro rata in accordance with the respective unpaid principal amounts of the Loan held by them; and (ii) each payment by the Borrower of interest on the Loan shall be made for account of the Lenders pro rata in accordance with the amounts of interest on such Loan then due and payable to the respective Lenders.

(f) Sharing of Payments by Lenders. If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on its Loan resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loan and accrued interest thereon then due than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash

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at face value) participations in the Loan of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on the Loan held by such Lender; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in its Loan to any assignee or participant, other than to the Borrower or any Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Seller, with respect to each of itself and Holdings, that:

SECTION 3.01. Organization; Powers. Each of the Borrower and Holdings is duly organized and validly existing under the laws of its jurisdiction of organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in every jurisdiction where such qualification is required. The Borrower is duly registered within the Commercial Registry of Madrid at Tomo 24,588, Libro 0, Folio 88, Sección 8, Hoja M-442504 and all the resolutions passed by its Shareholders’ General Meeting and/or Directors suitable for registration have been duly registered within the Commercial Registry.

SECTION 3.02. Authorization; Enforceability. The Transactions are within the Borrower’s and Holdings’ respective power and authority and have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by the Borrower and constitutes, and each of the other Loan Documents to which it is a party when executed and delivered by it will constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights and (b) the application of principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The choice of New York law to govern this Agreement and the Security Agreement is a legal, valid and binding choice of law under the laws of Spain and the courts in Spain would recognize and enforce such choice of New York law. A judgment obtained in a New York court in respect of this Agreement and the Security Agreement will be recognized and enforced by the courts of

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Spain without re-examination of the merits. Each of the Loan Documents to which the Borrower is a party is, and (to the extent requested by any Lender pursuant to this Agreement) any promissory note when duly executed and delivered by the Borrower will be, in proper legal form under the law of Spain for the enforcement thereof against the Borrower under such law. All formalities required in Spain and the United States for the validity and enforceability of each of the Loan Documents have been accomplished, and no taxes are required to be paid and no notarization is required, for the validity, enforceability and admissibility in evidence thereof.

SECTION 3.03. Governmental Approvals; No Conflicts. All consents, approvals, registrations, filings and other actions required to enable the Borrower and Holdings to enter into, exercise their respective rights and comply with their respective obligations under each of the Transaction Documents to which the Borrower or Holdings, as applicable, is a party, have been obtained and are in full force and effect, except for (i) such as have been obtained or made and are in full force and effect, (ii) filings and recordings in respect of the Liens created pursuant to the Security Agreement, (iii) approvals by the Antitrust Commission, (iv) filings with the Argentine securities commission and the Securities and Exchange Commission, and (v) registrations after the Closing Date required pursuant to the second sentence of Section 5.04, (b) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of either the Borrower or Holdings or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon either the Borrower or Holdings or their respective assets, or give rise to a right thereunder to require any payment to be made by any such Person, and (d) except for the Liens created pursuant to the Security Agreement and the Security Documents (as defined in the Senior Term Loan Agreement), will not result in the creation or imposition of any Lien on any asset of either the Borrower or Holdings.

SECTION 3.04. No Material Adverse Change. Since December 21, 2007, no event, change or condition has occurred that has resulted or could reasonably be expected to result in a material adverse effect on the ability of the Borrower or Holdings to perform any of their respective obligations under this Agreement or any of the other Loan Documents to which it is a party, provided that no representation is made with respect to events, changes or conditions relating to the Company.

SECTION 3.05. Properties. The Borrower owns no real property or any interest therein. The Borrower has good title to all its property (other than the Acquired Shares) material to its business, in each case subject only to the Liens created pursuant to the Security Agreement and the Security Documents (as defined in the Senior Term Loan Agreement). Holdings has good title to the shares of common stock of the Borrower subject only to the Liens created pursuant to the Security Documents (as defined in the Senior Term Loan Agreement).

SECTION 3.06. Litigation. There are no actions, suits, investigations or proceedings by or before any arbitrator or Governmental Authority, or governmental investigations known to the Borrower, now pending against or, to the knowledge of the Borrower, threatened against either the Borrower or Holdings (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any of the Loan Documents or the Transactions, provided that no representation is made with respect to any actions, suits or proceedings involving the Company, the Seller or any of its Affiliates.

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SECTION 3.07. Compliance with Laws. The Borrower is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property, except for any such non-compliance that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.08. Compliance with Agreements; No Default. Each of the Borrower and Holdings is in compliance with all indentures, agreements and other instruments binding upon it or its property, except for any such non-compliance that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

SECTION 3.09. [Reserved.].

SECTION 3.10. Taxes. The Borrower has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (x) Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower has set aside on its books adequate reserves to the extent required by GAAP or (y) to the extent that failure to do so could not reasonably be expected to result in a Material Adverse Effect. There is no income, stamp or other tax, levy, assessment, impost, deduction, charge or withholding of any kind imposed by Australia, Argentina, the United States or the United Kingdom (or any province, municipality or other political subdivision or taxing authority thereof or therein that exercises de facto or de jure power to impose such tax, levy, assessment, impost, deduction, charge or withholding) on or by virtue of the execution or delivery of the Loan Documents.

SECTION 3.11. Disclosure. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it is subject, and all other matters known to it with respect to itself, its Affiliates and its and its Affiliates’ businesses and properties, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, provided that no representation is made with respect to any matters involving the Company and its Affiliates.

SECTION 3.12. Security Interests; Liens. The Security Agreement provides the Collateral Agent for the benefit of the Lenders and the Collateral Agent with effective, valid, legally binding and enforceable first priority Liens on all of the Collateral. The Collateral Agent’s security interests described above will be, as of the Closing Date (and, with respect to all subsequently acquired Collateral will be when so acquired) superior and prior to the rights of all third Persons now existing or hereafter arising whether by way of Lien, assignment or otherwise. Other than the Liens created pursuant to the Security Agreement and the Security Documents (as defined in the Senior Term Loan Agreement), no Lien exists on any property of the Borrower. Other than the Liens created pursuant to the Senior Finance Documents, no Lien exists on the shares of common stock of the Borrower.

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SECTION 3.13. Capitalization. The share capital of the Borrower, after giving effect to the Equity Contribution, consists of an aggregate of 75,280,000 shares consisting of 75,280,000 shares of common stock with a par value of €1.00 per share], each of which shares is fully paid and nonassessable. The share capital of the Borrower is fully registered in the Commercial Registry of Madrid. As of the date hereof all of such issued and outstanding shares of common stock of the Borrower are owned beneficially and of record by Holdings. As of the date hereof, (x) there are no outstanding Equity Rights with respect to the Borrower and (y) there are no outstanding obligations of the Borrower to repurchase, redeem, or otherwise acquire any shares of capital stock of the Borrower nor are there any outstanding obligations of the Borrower to make payments to any Person, such as “phantom stock” payments, where the amount thereof is calculated with reference to the fair market value or equity value of the Borrower.

SECTION 3.14. Subsidiaries and Investments.

(a) Subsidiaries. The Borrower has no Subsidiaries.

(b) Investments. The Borrower has no Investments other than the Accounts (as such term is defined in the Senior Term Loan Agreement), the Interest Rate Cap Agreement, the Acquired Shares and Cash Equivalents.

SECTION 3.15. Solvency. As of the date hereof, after giving effect on a pro forma basis to the extensions of credit hereunder and to the other Transactions, (i) the aggregate value of all properties of the Borrower at their present fair saleable value exceeds the amount of all the debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) of the Borrower, (ii) the Borrower will not have unreasonably small capital with which to conduct its business operations as heretofore conducted and (iii) the Borrower is not affected by any event of dissolution (causa de disolución) established in articles 260.1 and 260.2 of the Spanish Companies Act (Ley de Sociedades Anónimas), and it is not reasonably foreseeable that it will be affected by any of this events of dissolution during the term of this Agreement.

ARTICLE IV

CONDITIONS

The obligation of the Seller to make its Loan hereunder shall become effective on the Closing Date, subject to the satisfaction of the following conditions precedent and the receipt by the Seller of each of the following documents, each of which documents, to the extent that a form therefor is not attached hereto as an Exhibit, shall be satisfactory to the Seller in form and substance (or such condition shall have been waived in accordance with Section 9.02):

(a) This Agreement. A counterpart of this Agreement signed on behalf of each of the parties hereto (other than the Seller).

(b) Purchase Agreement. A counterpart of the Purchase Agreement signed on behalf of each of the parties thereto (other than the Seller).

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(c) Shareholders Agreement. A counterpart of the Shareholders Agreement signed on behalf of each of the parties thereto (other than the Seller).

(d) [Reserved].

(e) Senior Finance Documents. From each party thereto (i) the Senior Finance Documents signed on behalf of the parties thereto, and (ii) written evidence reasonably satisfactory to the Seller that all conditions precedent to the disbursement of the Senior Loans have been satisfied or waived by the Senior Lenders.

(f) Intercreditor Agreement. From each party thereto a counterpart of the Intercreditor Agreement signed on behalf of such party.

(g) Acquisition. The Acquisition and the other Transactions shall be consummated simultaneously with the closing hereunder for a purchase price of $2,235,000,000 and otherwise in accordance with the terms of the Purchase Agreement.

(h) Corporate Documents. Such documents and certificates as the Seller or its counsel may reasonably request relating to the organization, existence of the Borrower and Holdings, the authorization of the Transactions and incumbency of officers.

(i) Officer’s Certificate. A certificate, dated the Closing Date and signed by a Senior Officer of the Borrower, confirming compliance with the conditions set forth in clauses (q) and (r) of this Article IV.

(j) Security Agreement. The Security Agreement has been duly executed and delivered by the Borrower and the Collateral Agent. In addition, the Borrower shall have (A) included in the Collateral 9,832,819 Acquired Shares, (B) delivered to the Collateral Agent in New York the certificates representing such Acquired Shares indorsed to the Collateral Agent or in blank by an effective endorsement, and (C) taken such other action as necessary, including as the Collateral Agent shall have reasonably requested in order to perfect the security interests created pursuant to the Security Agreement.

(k) Process Agent Acceptance. A Process Agent Acceptance in respect of the Borrower, duly executed and delivered by the Process Agent.

(l) Outstanding Indebtedness and Capital Stock. A certificate, dated the Closing Date and signed by a Senior Officer of the Borrower, to the effect that, after giving effect to the Transactions, (i) the Borrower shall have outstanding no Indebtedness or capital stock other than (x) the Loan hereunder, (y) Indebtedness under the Senior Term Loan Agreement and (z) the common stock evidenced by the Equity Contribution and (ii) Holdings shall have outstanding no Indebtedness other than Permitted Holdings Indebtedness.

(m) Pro Forma Financial Statements of the Borrower. A pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Borrower as of and for the twelve-month period ending on December 31, 2007, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements).

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(n) [Reserved].

(o) [Reserved].

(p) No Litigation. A certificate, dated the Closing Date and signed by a Senior Officer of the Borrower, to the effect that there shall be no litigation, governmental, administrative or judicial action, actual or, to the knowledge of the Borrower, threatened, or governmental investigations known to the Borrower, which is reasonably likely to be adversely determined and, if so determined, is reasonably likely to restrain, prevent or impose materially burdensome conditions on the Transactions or the other transactions contemplated hereby.

(q) True Representations and Warranties. The representations and warranties of the Borrower set forth in this Agreement and the other Loan Documents shall be true and correct on and as of the Closing Date (unless any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date).

(r) No Default. At the time of and immediately after giving effect to the Loan, no Default shall have occurred and be continuing.

(s) Payment of Fees. The Borrower shall no later than the Closing Date by wire payment in immediately available funds pay the fees and expenses of Emmet, Marvin & Martin, LLP , counsel to the Collateral Agent.

The obligations of the Seller to make its Loan shall not become effective unless the Closing Date shall have occurred on or prior to 5:00 p.m., London time, on February 26, 2008.

ARTICLE V

AFFIRMATIVE COVENANTS

Until the principal of and interest on the Loan and all fees payable hereunder shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

SECTION 5.01. Financial Statements and Other Information. The Borrower will furnish to each Lender:

(a) within 90 days after the end of each fiscal year of the Borrower, the audited balance sheet and related statements of income, stockholders’ equity and cash flows of the Borrower as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by independent public accountants of recognized international standing (without any qualification or

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exception as to the scope of such audit) to the effect that such financial statements present fairly in all material respects the financial condition and results of operations of the Borrower in accordance with GAAP consistently applied;

(b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, the balance sheet and related statements of income, stockholders’ equity and cash flows of the Borrower as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for (or, in the case of the balance sheet, as of the end of) the corresponding period or periods of the previous fiscal year, all certified by a Senior Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c) concurrently with any delivery of financial statements under clause (a) or (b) of this Section, a certificate of a Senior Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (ii) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04(a) and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d) copies of all certificates setting forth the Collateral Coverage Ratio, concurrently with their delivery to the Senior Lenders or their agents under the Senior Term Loan Agreement;

(e) copies of all certificates setting forth the Debt Service Coverage Ratio (as defined in the Senior Term Loan Agreement) for such Measurement Period, concurrently with their delivery to the Senior Lenders or their agents under the Senior Term Loan Agreement; and

(f) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower (not including any information with respect to the Company) or compliance with the terms of this Agreement, the other Loan Documents, or the Senior Finance Documents, as any Lender may reasonably request.

SECTION 5.02. Notices of Material Events. The Borrower will furnish to each Lender and the Collateral Agent written notice of the following:

(a) the occurrence of any Default; and

(b) the filing or commencement of any action, suit, investigation or proceeding by or before any arbitrator or Governmental Authority (i) against the Borrower, Holdings or any of their respective assets that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect or (ii) known to the

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Borrower that, if adversely determined, could reasonably be expected to result in an adverse effect on the rights or remedies of the Collateral Agent, any other Agent, or any Lender in respect of any of the Collateral under this Agreement or the Security Documents.

Each notice delivered under this Section shall be accompanied by a statement of a Senior Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03. [Reserved].

SECTION 5.04. Existence; Preservation of Rights; Conduct of Business. The Borrower will do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, registrations, privileges and franchises material to the conduct of its business and the performance of its obligations pursuant to the Loan Documents to which it is a party. Without limiting the foregoing, in the event that the Borrower ceases to hold the Shares owned by it in the form of American Depositary Shares or as required by applicable law, the Borrower shall be registered, and thereafter maintain such registration, with the Public Registry of Commerce of the City of Buenos Aires under Section 123 of Law 19.550, as amended, for purposes of acting as a shareholder of an Argentine company.

SECTION 5.05. Payment of Obligations. The Borrower will pay its obligations, including tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower has set aside on its books adequate reserves with respect thereto if required by and in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.06. Books and Records; Inspection Rights. The Borrower will keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower will permit any representatives designated by any Lender, upon reasonable prior notice, reasonable access to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

SECTION 5.07. Compliance with Laws. The Borrower will comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.08. Use of Proceeds. The amount of the Loan will be credited to pay the purchase price of the Acquisition pursuant to the Purchase Agreement.

SECTION 5.09. [Reserved].

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SECTION 5.10. Further Assurances; Release of Shares from the Collateral.

(a) The Borrower will take such action from time to time (including executing and delivering such assignments, security agreements, account control agreements and other instruments) as shall be reasonably requested by the Majority Lenders to create, in favor of the Collateral Agent for the benefit of the Lenders and the Collateral Agent, perfected security interests and Liens in all of the Pledged Shares.

(b) If, after the Closing Date, (i) the Annual Collateral Coverage Ratio for any fiscal year of the Company is greater than the Release Ratio Level with respect to such fiscal year, (ii) no Default (as such term is defined in the Senior Term Loan Agreement) shall have occurred and be continuing or would result therefrom and (iii) no material breach by the Seller of its obligations under the Shareholders Agreement shall have occurred and be continuing, then, promptly after the sixth Business Day after the Company has made publicly available its audited annual financial statements for such fiscal year, the Borrower shall make all commercially reasonable efforts to cause the release of Excluded Shares from the collateral securing the Indebtedness of the Borrower under the Senior Term Loan Agreement (such released Shares, the “Released Shares”), and the Borrower shall pledge such Released Shares to secure, pursuant to a first ranking Lien, the Indebtedness of the Borrower under this Agreement pursuant to the Security Documents, in such amounts and in accordance with the terms of the Senior Term Loan Agreement. From time to time, upon release of such Released Shares by the Senior Collateral Agent, the Borrower shall cause the delivery of such Released Shares to the Seller or its designee (which may be the Collateral Agent) free and clear of all Liens, and the Borrower shall execute, and make all commercially reasonable efforts to cause each Agent (as such term is defined in the Senior Term Loan Agreement) to execute, and deliver to the Borrower such documentation as shall be reasonably requested by Seller to effect the release of the Released Shares and cause such Released Shares to be pledged pursuant to the Security Documents.

(c) Concurrently with the repayment and discharge in full of the obligations of Borrower under the Senior Term Loan Agreement:

(i) all of the Shares securing the Indebtedness of the Borrower under the Senior Term Loan Agreement immediately prior to the repayment and discharge of the obligations of Borrower under the Senior Term Loan Agreement shall, other than Excluded Shares pledged or to be pledged in connection with a Permitted Refinancing in accordance with the terms of this Agreement (“Permitted Refinancing Excluded Shares”), be released from the collateral securing the Indebtedness of the Borrower under the Senior Term Loan Agreement and will be pledged to secure, pursuant to a first ranking Lien, the Indebtedness of the Borrower under this Agreement pursuant to the Security Documents; and

(ii) the Borrower shall make all commercially reasonable efforts to cause the release of the Excluded Shares securing the Indebtedness of the Borrower under the Senior Term Loan Agreement (other than Permitted Refinancing Excluded Shares) from the collateral securing the Indebtedness of the Borrower under the Senior Term Loan Agreement and upon release of such Excluded Shares by the Senior Collateral Agent, to cause the delivery thereof to the Seller or its designee (which may be the Collateral Agent) free and clear of all Liens, and the Borrower shall execute, and make all commercially reasonable efforts to cause each Agent (as

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such term is defined in the Senior Term Loan Agreement) to execute, and deliver to the Borrower such documentation as shall be reasonably requested by Seller to effect the release of such Excluded Shares and cause such Excluded Shares to be pledged pursuant to the Security Documents.

(d) Concurrently with the repayment and discharge in full of the obligations of Borrower under any Permitted Refinancing:

(i) the Borrower shall make all commercially reasonable efforts to cause the release of the Permitted Refinancing Excluded Shares pledged by the Borrower pledged to secure the Indebtedness of the Borrower under any Permitted Refinancing (the “Refinancing Released Security”); and

(ii) the Borrower shall, upon release of such Refinancing Released Security, cause the delivery of such Refinancing Released Security (and hereby irrevocably instructs each Agent (as such term is defined in the Senior Term Loan Agreement) and each agent appointed pursuant to any Permitted Refinancing to deliver such Refinancing Released Security), to the Seller or its designee (which may be the Collateral Agent) free and clear of all Liens, and the Borrower shall procure the execution, and make all commercially reasonable efforts to cause each Agent to execute, and deliver to the Borrower such documentation as shall be reasonably requested by Seller to effect the release of such Refinancing Released Security and cause such Refinancing Released Security to be pledged to secure, pursuant to a first ranking Lien, the Indebtedness of the Borrower under this Agreement pursuant to the Security Documents.

(e) (i) the Borrower shall take all measures, perform all actions, grant all documents, obtain all official or private seals, approvals, authorizations, stamps or others and grant all documents necessary to ensure that this Agreement (including any amendment, restatement, novation or related document) and/or any other Loan Document (including any amendment, restatement, novation or related document) are raised in Spain to the status of Public Documents (elevación a escritura pública o póliza) in compliance with Spanish law requirements on or before 5 Business Days after the date on which the Collateral Agent makes a requirement to the Borrower,

(ii) the Borrower acknowledges that the escritura pública will expressly state that the Collateral Agent and/or any Lender is entitled to claim all amounts outstanding under the Loan Documents following any non-payment of principal by the Borrower. This does not prejudice the exercise of any other right or remedy of the Collateral Agent and/or any Lender,

(iii) any Person that assumes any obligation, responsibility or undertaking in the future under this Agreement shall be obliged by this paragraph (c), and

(iv) the Borrower hereby expressly authorizes the Majority Lenders (and the Collateral Agent, to the extent it is necessary) to request and obtain certificates issued by the Notary Public who has raised this Agreement or any other Loan Document into the status of a Spanish public document, in order to evidence its compliance with the entries of his registry-book and the relevant entry date for the purpose of Article 517 of the Civil Procedural Law. The cost of such certificate will be for the account of the Borrower.

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(f) If this Agreement or any other Loan Document is raised in Spain to public documents status in accordance with paragraph (c) above, for the purpose of Article 571 et seq. of the Civil Procedural Law (Law 1/2000 of 7 January) (Ley de Enjuiciamiento Civil), then:

(i) the amount due and payable under this Agreement and/or any Loan Document that may be claimed in any executive proceedings will be contained in a certificate supplied by the Collateral Agent and/or a Lender and will be based on the accounts maintained by the applicable Agent and/or such Lender in connection with this Agreement and,

(ii) the Collateral Agent may (at the cost of the Borrower) have the certificate notarized,

(iii) the Collateral Agent may start executive proceedings by presenting to the relevant court (x) an original notarial copy of this Agreement or any other Loan Documents, as applicable, and (y) a notarial document (acta notarial) incorporating the certificate of the applicable Agent or Lender referred to in subparagraph (i) above; provided that the Borrower must be notified of the details of such certificate at least 5 days before the start of the executive proceedings.

ARTICLE VI

NEGATIVE COVENANTS

Until the principal of and interest on the Loan and all fees payable hereunder have been paid in full, the Borrower covenants and agrees with the Lenders that:

SECTION 6.01. Indebtedness. The Borrower will not create, incur, assume or permit to exist any Indebtedness, except:

(a) Indebtedness created hereunder;

(b) Indebtedness outstanding under the Senior Term Loan Agreement;

(c) Indebtedness outstanding under any Permitted Subordinated Debt;

(d) Indebtedness outstanding under any Permitted Refinancing; and

(e) Indebtedness outstanding under any Additional Seller Subordinated Debt.

SECTION 6.02. Liens. The Borrower will not create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a) Liens created pursuant to the Security Documents;

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(b) Permitted Encumbrances;

(c) Liens created pursuant to the Security Documents (as defined in the Senior Term Loan Agreement);

(d) Liens securing the Indebtedness under any Permitted Refinancing; and

(e) Liens securing any Indebtedness under any Additional Seller Subordinated Debt not provided by Seller.

SECTION 6.03. Fundamental Changes; Dispositions. The Borrower will not enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself, or voluntarily commence any proceedings described in Article VII(j)(i). The Borrower will not acquire any business or property from, or capital stock of, or be a party to any acquisition of, any Person, except as permitted by Section 6.05 or 6.09. The Borrower will not convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, any part of its business or property, whether now owned or hereafter acquired, except for (a) a Disposition of Shares included in the collateral securing the Indebtedness under the Senior Term Loan Agreement or any Indebtedness under any Permitted Refinancing for cash or Cash Equivalents, in each case to be paid to the Borrower at the time of such Disposition of Shares, provided that the proceeds thereof are applied to prepay the Senior Loans or such Permitted Refinancing, respectively, and to prepay the Loan pursuant to Section 2.04(b)(ii), and (b) a Permitted Shares Disposition.

SECTION 6.04. Lines of Business. The Borrower will not engage in any business other than its ownership of the Shares, its consummation of the Transactions and activities and liabilities incidental thereto.

SECTION 6.05. Subsidiaries and Investments. The Borrower will not acquire or establish any Subsidiaries and, without limiting the foregoing, the Borrower will not make or permit to remain outstanding any Investments except:

(a) the Accounts (as defined in the Senior Term Loan Agreement);

(b) Cash Equivalents;

(c) the Interest Rate Cap Agreement;

(d) the Acquired Shares; and

(e) any additional Shares acquired as permitted by Section 6.09.

SECTION 6.06. Restricted Payments. The Borrower will not declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except:

(a) subject to the delivery by the Borrower to the relevant agents under the Senior Term Loan Agreement or this Agreement, as the case may be, of reasonable documentary evidence thereof (and without duplication of any Asset Taxes paid pursuant to Section 6.07(c)), any Restricted Payments made for the purpose of allowing the shareholders of Holdings to pay Asset Taxes;

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(b) the payment of dividends in any fiscal year of the Borrower in an aggregate amount not exceeding the lesser of $14,325,000 and the aggregate amount of the portions of Excess Cash Flow for such fiscal year not required to be used to prepay the Senior Loans pursuant to Section 2.04(b)(i) of the Senior Term Loan Agreement, the terms of any Indebtedness under any Permitted Refinancing, and the Loan pursuant Section 2.04(b)(i) (as such aggregate amount may be reduced on a Dollar-for-Dollar basis by the amount of prepayments, redemptions or repurchases of, and other payments in respect of, Indebtedness of the Borrower under the Additional Seller Subordinated Debt and, after all Additional Seller Subordinated Debt has been paid and discharged in full, any Permitted Subordinated Debt, made pursuant to paragraph (c) below), provided that (i) no Default shall have occurred and be continuing or would result therefrom and (ii) no such dividend payment shall be permitted from any such portion of Excess Cash Flow for any Measurement Period until after the mandatory prepayment to be made for such Measurement Period required pursuant to Section 2.04(b)(i) of the Senior Term Loan Agreement, the terms of any Indebtedness under any Permitted Refinancing, and Section 2.04(b)(i) shall have been made;

(c) prepayments, redemptions or repurchases of, and other payments in respect of, Indebtedness of the Borrower under any Additional Seller Subordinated Debt and, after all Additional Seller Subordinated Debt has been paid and discharged in full, any Permitted Subordinated Debt, made with the amounts otherwise permitted to be used for the payment of dividends pursuant to paragraph (b) above, provided that, upon any such prepayment, redemption or repurchase, the amount otherwise available for the payment of dividends under paragraph (b) above shall be reduced on a Dollar-for-Dollar basis; and

(d) payments of any amounts due on account of any Additional Seller Subordinated Debt made by the Borrower with the Net Cash Proceeds of a Permitted Shares Disposition.

SECTION 6.07. Transactions with Affiliates. The Borrower will not sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except:

(a) transactions duly incurred and documented and in the ordinary course of business at prices and on terms and conditions not less favorable to the Borrower than could be reasonably obtained on an arm’s-length basis from unrelated third parties, provided that the aggregate amount of payments to be made by the Borrower with respect to all such transactions shall not exceed $250,000 per fiscal year of the Borrower;

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(b) the incurrence of Permitted Subordinated Debt;

(c) subject to the delivery by the Borrower to the Agents of reasonable documentary evidence thereof (and without duplication of any Restricted Payments made pursuant to Section 6.06(a)), the payment of Asset Taxes on behalf of the shareholders of Holdings;

(d) the payment of Permitted Borrower Expenses; and

(e) the payment of dividends otherwise permitted hereunder.

SECTION 6.08. Termination or Modification of Certain Documents. The Borrower will not terminate or modify (whether in writing or otherwise) the economic terms of, or modify (whether in writing or otherwise) in a manner that is adverse to the Lenders, any documentation governing the Indebtedness of the Borrower under any Additional Seller Subordinated Debt or any Permitted Subordinated Debt, without in each case the prior written consent of the Required Lenders. The Borrower will not terminate or modify (whether in writing or otherwise) the economic terms of, or modify (whether in writing or otherwise) in a manner that is materially adverse to the Lenders, any organizational document of the Borrower (including any change (whether agreed or deemed pursuant to applicable law) of domicile), without in each case the prior written consent of the Required Lenders.

SECTION 6.09. Acquisitions of Additional Shares. The Borrower will not acquire any additional Shares after the Closing Date if the purchase price thereof, when aggregated with the purchase price of all additional Shares previously acquired by the Borrower after the Closing Date, would exceed $250,000,000.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events (each, an “Event of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of the Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on the Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or under any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three or more Business Days;

(c) any representation or warranty made or deemed made by or on behalf of the Borrower in or, on and after the date hereof, in connection with this Agreement or any other Loan Document or by or on behalf of Holdings in or, on and after the date hereof, in connection with any Loan Document to which it is a party, or, in each case, any

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amendment or modification hereof or thereof, or in any report, certificate, financial statement or other document furnished by or on behalf of the Borrower or Holdings pursuant to or, on and after the date hereof, in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, shall prove to have been incorrect in any material respect when made or deemed made;

(d) (i) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.04 (with respect to the Borrower’s existence), 5.10(c) or in Article VI; (ii) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 4.02 or 4.04(a) of the Security Agreement; (iii) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 4(b) of the Junior Pledge Agreement; or (iv) the Borrower shall fail to observe or perform the agreement contained in Section 7.3 of, or any other material covenant, condition or agreement contained in, the Shareholders Agreement;

(e) [Reserved].

(f) either the Borrower or Holdings shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document to which it is a party (other than those covenants, conditions or agreements specified above in this Article) and such failure shall continue unremedied for a period of 30 or more days after the earlier of (x) an officer of the Borrower obtaining knowledge of such failure and (y) notice thereof from any Lender to the Borrower;

(g) the Borrower shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable, and such failure shall continue beyond any applicable grace period set forth in the agreements or instruments evidencing or governing such Material Indebtedness;

(h) any event or condition occurs that results in any Material Indebtedness incurred by the Borrower becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause any such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization, debt restructuring (including any out of court restructuring agreement or acuerdo preventivo extrajudicial), winding up, administration or dissolution, including any disolución, liquidación, concurso, or any other similar proceedings, or other relief in respect of either the Borrower or Holdings or their respective debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, administrative receiver, administrator, trustee, custodian, sequestrator, conservator or similar official, including a liquidador, administración concursal or any other Person performing the same function of each of

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the foregoing, for either the Borrower or Holdings or for a substantial part of their respective assets, and, in any such case, such proceeding or petition shall continue undismissed for a period of 60 or more days or an order or decree approving or ordering any of the foregoing shall be entered;

(j) either the Borrower or Holdings shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization, debt restructuring (including any out of court restructuring agreement or acuerdo preventivo extrajudicial), winding up, administration or dissolution, including any disolución, liquidación, concurso, or any other similar proceedings, or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (i) consent to the institution of any proceeding or petition described in clause (ii) of this Article, (iii) apply for or consent to the appointment of a receiver, administrative receiver, administrator, trustee, custodian, sequestrator, conservator or similar official, including a liquidador, administración concursal or any other Person performing the same function of each of the foregoing, for either of the Borrower or Holdings or for a substantial part of their respective assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(k) either the Borrower or Holdings shall become unable, admit in writing its inability or fail generally to pay its debts as they become due, including that the Borrower is in a state of insolvencia or concurso;

(l) one or more judgments for the payment of money in an aggregate amount in excess of $10,000,000 shall be rendered against either the Borrower or Holdings and the same shall remain undischarged, unsatisfied, unstayed and unbonded for a period of 30 consecutive days, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or Holdings, as the case may be, to enforce any such judgments;

(m) a Change of Control shall occur;

(n) the Liens created pursuant to the Security Documents shall at any time not constitute a valid and perfected Lien on the collateral intended to be covered thereby in favor of the Collateral Agent, free and clear of all other Liens, or, except for expiration in accordance with its terms, any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect, or the enforceability thereof shall be contested by the Borrower or Holdings;

(o) [Reserved].

(p) [Reserved].

(q) [Reserved].

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(r) Holdings shall (i) terminate or modify (whether in writing or otherwise) the economic terms of, or modify (whether in writing or otherwise) in a manner that is adverse to the Lenders, any documentation governing the Indebtedness of the Borrower under any Permitted Subordinated Debt, (ii) terminate or modify (whether in writing or otherwise) in a manner that is materially adverse to the Lenders any of its or the Borrower’s organizational documents (including any change (whether agreed or deemed pursuant to applicable law) of domicile), other than any such termination or modification resulting from the transactions permitted under Section 13 of the Holdings Existing Shares Pledge Agreement, without in each case the prior written consent of the Required Lenders, (iii) engage at any time in any business or business activity other than ownership and acquisition of equity interests in the Borrower and the extension of Permitted Subordinated Debt to the Borrower, or any activities directly related thereto, or any actions incidental to the consummation of the Transactions and to maintenance and continuance by Holdings of the foregoing activities, (iv) incur any Indebtedness other than Permitted Holdings Indebtedness or (v) permit any Liens on the equity interests of the Borrower other than Liens created pursuant to the Security Documents or the Senior Finance Documents; or

(s) Holdings shall fail to (i) do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, registrations, privileges and franchises material to the conduct of its business and the performance of its obligations pursuant to the Security Documents (as defined in the Senior Term Loan Agreement) to which it is a party (without prejudice to the transactions permitted under Section 13 of the Holdings Existing Shares Pledge Agreement), (ii) pay its obligations, including tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (x) the validity or amount thereof is being contested in good faith by appropriate proceedings, (y) Holdings has set aside on its books adequate reserves with respect thereto if required by and in accordance with generally accepted accounting principles in Australia and (z) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect, (iii) keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities, (iv) permit any representatives designated by any Lender, upon reasonable prior notice, reasonable access to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested, (v) comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, or (vi) take all measures, perform all actions, grant all documents, obtain all official or private seals, approvals, authorizations, stamps or others and grant all documents required to be taken, performed, granted or obtained by Holdings to ensure that the Senior Finance Documents (including any amendment, restatement, novation or related document) are raised in Spain to the status of Public Documents (elevación a escritura pública o póliza) in compliance with Spanish law requirements on or before 5 Business Days after the date

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on which the Senior Collateral Agent makes a requirement to Holdings, and in each case under this paragraph (s) (other than clause (i) with respect to the existence of Holdings) such failure shall continue unremedied for a period of 30 or more days after notice thereof from any Lender to the Borrower;

then, and in every such event (other than an event with respect to the Borrower described in clause (i) or (j) of this Article), and at any time thereafter during the continuance of such event, the Majority Lenders may, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loan then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loan so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (i) or (j) of this Article, the Commitments shall automatically terminate and the principal of the Loan then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE VIII

THE COLLATERAL AGENT AND

LENDERS

Each of the Lenders hereby irrevocably appoints the Collateral Agent as its agent under the Loan Documents and authorizes the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to such Agent by the applicable Loan Documents, together with such actions and powers as are reasonably incidental thereto. The Collateral Agent acknowledges the Intercreditor Agreement, with the understanding that the Collateral Agent assumes no obligations under the Intercreditor Agreement and shall not be liable thereunder.

Each Person serving as an Agent shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and such Person and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Affiliate thereof as if it were not an Agent.

No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, (a) no Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) no Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents to which such Agent is a party and that

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such Agent is required to exercise in writing by the Majority Lenders, and (c) except as expressly set forth herein and in the other Loan Documents, no Agent shall have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower that is communicated to or obtained by the Person serving as Agent or any of their Affiliates in any capacity. No Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Majority Lenders or in the absence of its own gross negligence or willful misconduct. No Agent shall be deemed to have knowledge of any Default unless and until written notice thereof is given to such Agent by the Borrower or a Lender, and no Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement, any other Loan Document or the Information Memorandum dated December 26, 2007, approved by and relating to the Borrower, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein or therein, other than to confirm receipt of items expressly required to be delivered to such Agent.

The Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Collateral Agent may consult with legal counsel (who may be counsel for the Borrower or Holdings), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Collateral Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents (including any branch, other office, Affiliate or nominee of such Agent) appointed by such Agent. The Collateral Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of the Agents and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent. The Collateral Agent shall not be liable for negligence by an agent appointed with due care.

The Collateral Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Majority Lenders shall have the right to appoint a successor that is not a Regulation U Bank and, except if an Event of Default shall have occurred and be continuing at the time of such resignation, that is reasonably satisfactory to the Borrower, provided that, if the Borrower shall fail to provide its consent to any successor proposed to the Borrower in writing by the Majority Lenders within ten days after receipt of such proposal, such successor shall be deemed to be reasonably satisfactory to the Borrower. The Collateral Agent’s resignation shall not be effective until a successor Collateral Agent shall have been appointed by

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the Majority Lenders and shall have accepted such appointment; provided that, if no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Collateral Agent gives notice of its resignation, then the retiring Collateral Agent may on behalf of the Lenders appoint a successor Collateral Agent meeting the qualifications set forth above, or petition a court of competent jurisdiction to appoint a successor. Upon the acceptance of its appointment as an Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent, shall be discharged from its duties and obligations hereunder (if not already discharged therefrom as provided above in this paragraph). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After an Agent’s resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Agent.

Each Lender acknowledges that it has, independently and without reliance upon either Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon either Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Beyond the exercise of reasonable care in the custody thereof, the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto. The Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which other collateral agents accord similar property. The Collateral Agent shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, including by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Agent in good faith.

The Collateral Agent shall not be responsible for: (i) the existence, genuineness or value of any of the Collateral, (ii) the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence, bad faith or willful misconduct on the part of the Collateral Agent, (iii) the validity or sufficiency of the Collateral or any agreement or assignment contained therein, (iv) the validity of the title of the Borrower to the Collateral, (v) insuring the Collateral, (vi) the payment of taxes, charges, assessments or Liens upon the Collateral, (vii) filing of financing or continuation statements or (viii) otherwise as to the maintenance of the Collateral. The Collateral Agent shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Agreement or the Security Documents by other parties to this Agreement or related transaction documents.

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The Collateral Agent shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement.

The Collateral Agent shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Collateral Agent has received written notice of any event that constitutes a Default or an Event of Default at the Corporate Trust Office, and such notice references this Agreement.

The rights, privileges, protections, immunities and benefits given to the Collateral Agent, including its right to be indemnified, are extended to, and shall be enforceable by, the Collateral Agent in each of its capacities hereunder, and each officer, director, employee, and agent, custodian and other Person employed to act hereunder.

The Collateral Agent may request that the Borrower deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Agreement.

Any power conferred on the Collateral Agent to enforce remedies is permissive and, unless instructed by the Majority Lenders pursuant to the terms hereof, shall not be deemed to be a duty, rather than a right. The Collateral Agent shall not have any duty to exercise any remedy if it has not been directed in writing to do so by the Majority Lenders and provided with an indemnity reasonably satisfactory to it.

The Collateral Agent shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement at the request or direction of any of the Lenders pursuant to this Agreement, unless such Lenders shall have offered to the Collateral Agent security or indemnity satisfactory to the Collateral Agent against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

In no event shall the Collateral Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God.

Nothing herein shall require the Collateral Agent to expend or risk its own funds, unless appropriate indemnities are provided hereunder. Each party agrees that the Lenders may appoint other Agents with (so long as no Default shall have occurred and be continuing) the prior written consent of the Borrower, not to be unreasonably withheld or delayed.

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ARTICLE IX

MISCELLANEOUS

SECTION 9.01. Notices; Electronic Communications.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein or in any other Loan Document shall be in the English language (or accompanied by a certified translation) and in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i)	if to the Borrower, to it at:

Petersen Energía, S.A. c/o Grupo Petersen Cerrito 740, Piso 1 (C1010AAP) Buenos Aires Argentina
	Attn:	Mauro Dacomo
Facsimile: + 54 11 45 555 0162

(ii)	if to the Collateral Agent, to it at:

The Bank of New York Global Trust Services 101 Barclay Street 4E New York, NY 10286
Facsimile: +1 (212) 815-5802

and

(iii)	if to the Seller, to it at:

REPSOL YPF, S.A. Paseo de la Castellana 278 28046 Madrid Spain
	Attn:	Chief Financial Officer Facsimile: +34 91 314 2935 Corporate Director of Legal Services Facsimile: +34 91 348 9492 Corporate Director of Tax and Finance Facsimile: +34 91 348 8846

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With a copy to (which shall not constitute notice):

Latham & Watkins LLP María de Molina 6, 4th Floor 28006 Madrid Spain Facimile: + 34 90 288 2228 Attn: José Luis Blanco

(iv) if to any other Lender, to it at its address (or telecopy number) as provided to each party hereto in accordance with this Section 9.01.

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt. Notices delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b) Electronic Communications. Notices and other communications to a Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by such Lender. Each Lender or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless a Lender or the Borrower otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received unless the sender receives an automatic error message from the server of the intended recipient indicating that the applicable notice or communication has not been received by such intended recipient or delivery thereof is delayed for any reason whatsoever, provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

SECTION 9.02. Waivers; Amendments.

(a) No Deemed Waivers; Remedies Cumulative. No failure or delay by either an Agent or any Lender in exercising any right, power or remedy under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy, or any abandonment or discontinuance of steps to enforce such a right, power or remedy, preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies of any Agent and the Lenders under the Loan Documents are cumulative and are not exclusive of any rights, powers or remedies that they

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would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether either an Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Amendments. Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Majority Lenders; provided that no such agreement shall:

(i) increase any Commitment of any Lender without the written consent of such Lender,

(ii) reduce the principal amount of the Loan or reduce the rate of interest thereon, or reduce any fees payable to any Lender hereunder, without the written consent of each Lender affected thereby,

(iii) postpone the scheduled date of payment of the principal amount of the Loan or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, without the written consent of each Lender affected thereby,

(iv) alter the manner in which payments or prepayments of principal, interest or other amounts hereunder shall be applied as among the Lenders or Loan, without the written consent of each Lender,

(v) release all or any material portion of the Collateral without the consent of each Lender,

(vi) change any of the provisions of this Section or the definition of the term “Majority Lenders”, or “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, or

(vii) amend Section 2.04(b) without the written consent of each Lender;

and provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Collateral Agent or other Agent hereunder or under any other Loan Document to which it is a party without the prior written consent of the Collateral Agent or such Agent, as applicable.

(c) Security Documents. Without the prior consent of each Lender, the Collateral Agent shall not (except as permitted herein or in the Security Documents) release all or any material portion of the Collateral or otherwise terminate all or any material portion of the Liens under any Security Document providing for collateral security, agree to additional

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obligations being secured by all or any portion of the Collateral, alter the relative priorities of the obligations entitled to the benefits of the Liens created pursuant to the Security Documents with respect to all or any material portion of the Collateral, except that no such consent shall be required, and the Collateral Agent is hereby authorized, to release any Lien covering property that is the subject of either a disposition of property permitted hereunder (including pursuant to Section 5.10(b)) or a disposition to which the Majority Lenders have consented.

SECTION 9.03. Waiver of Consequential Damages.

To the extent permitted by applicable law, the Borrower shall not assert, and the Borrower hereby waives, any claim against any Lender (other than the Seller), the Collateral Agent, any other Agent, and each Related Party of any of the foregoing Persons, on any theory of liability, for special, indirect, consequential (including lucrum cessans (lucro cesante)) or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Acquisition, the Transactions, the Loan or the use of the proceeds thereof.

SECTION 9.04. Successors and Assigns.

(a) Assignments Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of, the Collateral Agent, any other Agent, and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may assign to any Person all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loan at the time owing to it); provided that

(i) The assignee is not a Regulation U Bank and the assignee funds the purchase price of its assignment from, and from sources, outside the United States;

(ii) the Borrower must be promptly notified of such assignment,

(iii) except in the case of an assignment to a Lender or an Affiliate of a Lender, the Borrower must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed),

(iv) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement,

(v) the parties to each such assignment shall execute and deliver to the each Lender an Assignment and Assumption, and

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(vi) the assignee confirms the appointment and duties of the Collateral Agent and any other Agent under Article VIII.

Upon acceptance and recording pursuant to paragraph (d) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.09, 2.10 and 9.03 and shall continue to be obligated pursuant to Section 9.14). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (f) of this Section.

(c) [Reserved].

(d) Effectiveness of Assignments. Each assignment shall become effective upon execution and delivery of a duly completed Assignment and Assumption by an assigning Lender and an assignee, receipt of any written consents to such assignment required by paragraph (b) of this Section, and delivery of such Assignment and Assumption the Borrower thereof in writing.

(e) [Reserved].

(f) Participations. Any Lender may, without the consent of the Borrower, sell participations to any Person (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loan owing to it); provided that (i) such Lender’s obligations under this Agreement and the other Loan Documents shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Collateral Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and the other Loan Documents and (iv) the Participant is not a Regulation U Bank and the Participant funds the purchase price of its participation from, and from sources, outside the United States. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clause (i), (ii), (iii) or (v) of the first proviso to Section 9.02(b) that affects such Participant.

(g) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender and this Section shall not apply to any such pledge or assignment of a security interest;

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provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such assignee for such Lender as a party hereto.

(h) No Assignments to the Borrower or Affiliates. Anything in this Section to the contrary notwithstanding, no Lender may assign or participate any interest in its Loan to the Borrower or any of its Affiliates without the prior consent of the Seller.

SECTION 9.05. Survival. All covenants, agreements, representations and warranties made by the Borrower and Holdings in the Loan Documents to which it is a party and in the certificates or other instruments delivered pursuant to or, on and after the date hereof, in connection with, such Loan Documents shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of the Loan, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Collateral Agent, any other Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on the Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid. The provisions of Sections 9.03 and 9.14 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loan or the termination of this Agreement or any provision hereof.

SECTION 9.06. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Collateral Agent constitute the entire contract between and among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article IV, this Agreement shall become effective when it shall have been executed by and delivered to each of the parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page to this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08. Right of Setoff. Upon the occurrence and during the continuance of any Event of Default, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing

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under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. Each Lender agrees promptly to notify the Borrower after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of set-off) that such Lender may have.

SECTION 9.09. Governing Law; Jurisdiction; Etc.

(a) Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) Submission to Jurisdiction in U.S. Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York in the Borough of Manhattan, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Collateral Agent, any other Agent or any Lender may otherwise have to bring any suit, action or proceeding relating to this Agreement against the Borrower or its properties in the courts of any jurisdiction.

(c) Enforcement and Submission to Jurisdiction in Spain. Without prejudice of paragraph (b) above, the Collateral Agent and/or the Majority Lenders may at their sole discretion and at any time decide to enforce this Agreement or any other Loan Document in Spain. If this decision is taken, it shall be understood that each party hereby has irrevocably and unconditionally submitted for itself and its property to the nonexclusive jurisdiction of:

(i) the courts of the City of Madrid (Spain), or

(ii) if the Collateral Agent and/or the Majority of Lenders so decides, of the courts of the place in which the Borrower has from time to time its registered address in accordance with the Commercial Registry (Registro Mercantil), in any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgement, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in such jurisdiction. Nothing herein shall require the Collateral Agent to submit to the jurisdiction of a non-U.S. court.

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(d) Waiver of Venue. Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents in any court referred to in the first sentence of paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

(e) Process Agent. The Borrower irrevocably appoints CT Corporation System (the “Process Agent”), with an office on the date hereof at 111 Eighth Avenue, New York, New York 10011, as its agent and true and lawful attorney-in-fact in its name, place and stead to accept on behalf of the Borrower and its property and revenues service of copies of the summons and complaint and any other process which may be served in any suit, action or proceeding brought in the State of New York arising out of or relating to this Agreement or any of the other Loan Documents, and the Borrower agrees that the failure of the Process Agent to give any notice of any such service of process to the Borrower shall not impair or affect the validity of such service or, to the extent permitted by applicable law, the enforcement of any judgment based thereon.

(f) Alternative Process. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11. Waiver of Immunity. To the extent that the Borrower may be or become entitled to claim for itself or its property or revenues any immunity on the ground of sovereignty or the like from suit, court jurisdiction, attachment prior to judgment, attachment in aid of execution of a judgment or execution of a judgment, and to the extent that in any such jurisdiction there may be attributed such an immunity (whether or not claimed), the Borrower hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity with respect to its obligations under this Agreement and the other Loan Documents.

SECTION 9.12. Judgment Currency. This is an international loan transaction in which the specification of Dollars and payment in each Lender’s Account (or account of the Collateral Agent, as notified to the Borrower in accordance with this Agreement), is of the

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essence, and the obligations of the Borrower under this Agreement and the other Loan Documents to each Lender or any Agent (in this Section 9.12 called an “Entitled Person”) to make payment in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency or in another place except to the extent that on the Business Day following receipt of any sum adjudged to be so due in the judgment currency such Entitled Person may in accordance with normal banking procedures purchase, and transfer to each Lender’s Account (or account of the Collateral Agent, as applicable), Dollars in the amount originally due to such Entitled Person with the judgment currency. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in Dollars into another currency (in this Section 9.12 called the “judgment currency”), the rate of exchange that shall be applied shall be that at which in accordance with normal banking procedures the receiving Person could purchase such Dollars at each Lender’s Account (or account of the Collateral Agent, as applicable), with the judgment currency on the Business Day immediately preceding the day on which such judgment is rendered. The Borrower hereby, as a separate obligation and notwithstanding any such judgment, agrees to indemnify such Entitled Person against, and to pay each Entitled Person on demand, in Dollars, the amount (if any) by which the sum originally due to such Entitled Person in Dollars hereunder exceeds the amount of the Dollars purchased and transferred as aforesaid.

SECTION 9.13. Headings. Article and Section headings and the Table of Contents appearing herein are included solely for convenience of reference, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.14. Confidentiality. Each of the Collateral Agent, any other Agent, and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors on a need-to-know basis (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority having jurisdiction over such Person, (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; provided that the Collateral Agent, such other Agent, or such Lender, unless prohibited by applicable law, shall use reasonable efforts to notify the Borrower in advance of any disclosure pursuant to this clause (iii) on the understanding that none of the Collateral Agent, such other Agent or any Lender shall incur any liability for failure to give such notice, (iv) to any other party to this Agreement, (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this paragraph, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (B) any actual or prospective counterparty (or its advisors) to any Hedging Agreement, credit default swap, total return swap or other derivative transaction relating to the Borrower and its obligations, or (C) any actual or prospective counterparty (or its advisors) to any insurance agreement protecting against political risk relating to the Borrower and its obligations, (vii) with the prior written consent of the Borrower or (viii) to the extent such Information (A) becomes publicly available other than as a

Seller Credit Agreement

EXECUTION COPY

result of a breach of this paragraph or (B) becomes available to the Collateral Agent, any other Agent, or any Lender on a nonconfidential basis from a source other than the Borrower. For the purposes of this paragraph, “Information” means all information received from the Borrower or its accountants, in each case relating to the Borrower or its business, other than (i) any such information that is available to the Collateral Agent, any other Agent, or any Lender on a nonconfidential basis prior to disclosure by the Borrower, or (ii) with respect to the Seller or any Lender who is an Affiliate thereof, any such information as relates to the Company or its business. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

[SIGNATURE PAGES FOLLOW]

Seller Credit Agreement

EXECUTION COPY

IN WITNESS WHEREOF, the parties hereto have caused this Credit Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THE BORROWER

PETERSEN ENERGÍA, S.A.

By
Name:
Title:

Credit Agreement

EXECUTION COPY

THE COLLATERAL AGENT

THE BANK OF NEW YORK as Collateral Agent

By
Name:
Title:

Credit Agreement

EXECUTION COPY

THE SELLER

REPSOL YPF, S.A.

By
Name:
Title:

By
Name:
Title:

Credit Agreement

EXECUTION COPY

SCHEDULE I

COMMITMENTS

Name of Lender	Commitment
REPSOL YPF, S.A.	$1,015,000,000

TOTAL	$1,015,000,000

Credit Agreement

EXECUTION COPY

SCHEDULE II

LENDER’S ACCOUNTS

BENEF:	Repsol YPF, S.A.
ACC NR.:	10226696 with Citibank London (SWIFT CITIGB2L)
PAYMENT
DETAILS:	Re: Petersen Energía SA

Contact:	David Cáceres (Tel. 91 348 62 82)
Cristina Calleja (Tel: 91 348 65 09)

Credit Agreement

EXECUTION COPY

Filing Copy

EXHIBIT A TO UCC-1 FINANCING STATEMENT

Debtor:	Secured Party:

Petersen Energía, S.A.	The Bank of New York, as Collateral Agent
c/o Grupo Petersen	Global Trust Services
Cerrito 740, Piso 1	101 Barclay Street 4E
(C1010AAP) Buenos Aires	New York, New York 10286
Argentina

The Debtor hereby pledges to the Secured Party, and grants to the Secured Party for the benefit of the Secured Parties as hereinafter provided, a first priority security interest in all of the Debtor’s right, title and interest in, to and under the following property, in each case whether tangible or intangible, wherever located, and whether now owned by the Debtor or hereafter acquired and whether now existing or hereafter coming into existence (all of the property described below collectively referred to herein as “Collateral”):

1. the Pledged Shares and the certificates representing the Pledged Shares;

2. all securities, moneys or property representing a dividend on any of the Pledged Shares, or representing a distribution or capital reduction upon or in respect of the Pledged Shares, or resulting from a split-up, revision, reclassification or other like change of the Pledged Shares or otherwise received in exchange therefor, and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, the Pledged Shares (other than (i) until the earlier of (A) the Senior Debt Discharge Date, and (B) the execution and delivery of the Junior Pledge Agreement (without prejudice to the proviso to Section 5.1 of the Intercreditor Agreement), cash dividends and cash distributions on any of the Pledged Shares required to be deposited with HSBC Bank plc in the Collateral Agent’s Account and (ii) the Assigned Dividend, provided, however, that for the avoidance of doubt, the following shall be included in the Collateral pledged under the Seller Credit Agreement in respect of the Pledged Shares: (x) distributions resulting from a capital reduction or from a stock split, reclassification or stock dividend and (y) any in-kind dividends or distributions in respect of the Pledged Shares);

3. all Additional Shares and Rights; and

4. all Proceeds of any of the Collateral, and substitutions and replacements for, any of the Collateral, and all offspring, rents, profits and products of any of the Collateral.

Definitions:

A. Certain Uniform Commercial Code Terms. As used herein, the terms “Investment Property” and “Proceeds” have the respective meanings set forth in Article 9 of the NYUCC, and the term “Financial Asset” has the respective meaning set forth in Article 8 of the NYUCC.

B. Additional Definitions. In addition, as used herein:

“2006 Dividend” means the dividend declared by the shareholders’ meeting of the Company on February 7, 2008 in an amount equal to 10.76 Argentine Pesos per share, to be paid on February 29, 2008.

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“Account Bank” means (i) in respect of the Collateral Agent’s Account and the Borrower’s Account, HSBC Bank plc, (ii) in respect of the Debt Service Reserve Account, BNP Paribas London Branch and (iii) in respect of the Borrower’s Administration Account, Credit Suisse, Madrid Branch.

“Acquired Shares” means 58,603,606 Class D shares of the Company (and/or American Depositary Shares representing such shares).

“Additional Seller Subordinated Debt” means Indebtedness of the Debtor (a) owing to the Seller or owing to any other Person and fully guaranteed by the Seller, (b) subordinated to the Senior Loans on terms substantially similar to the terms of the Seller Credit Agreement (except that no Collateral will be released by the Senior Lenders to be pledged to secure such Indebtedness), (c) subject to the Intercreditor Agreement, (d) in an aggregate principal amount not exceeding $250,000,000 and (e) the proceeds of which are used to finance the purchase of additional Shares by the Debtor.

“Additional Shares and Rights” means (a) any shares, rights or securities that the Debtor is entitled to receive or that are payable to it under or in connection with the Collateral, as a result of (without limitation) any exchange or subscription of capital stock, stock-split, dividends payable in kind (either in shares or otherwise), reserves, revaluations or other distribution of dividends paid in shares (“acciones liberadas”), merger, consolidation, spin-off, liquidation, dissolution, and/or any other reason or circumstance, and any shares or securities subscribed under the preemptive or accretion rights attached to the Collateral; (b) any securities delivered as a result of any reimbursement, redemption, amortization and/or reduction of capital stock (either in whole or in part) of the Company to the extent related to the Collateral; (c) any non-cash dividends or other non-cash income received or receivable from time to time in respect of the Collateral; (d) any shares of, or rights on the shares of the Company hereinafter acquired by the Debtor; and (e) any irrevocable capital contributions hereinafter made by the Debtor to the Company. For the avoidance of doubt, it is hereby agreed that for purpose of this definition any Additional Shares and Rights shall automatically be deemed a “Pledged Share.”

“Administrative Agent” means Credit Suisse, London Branch, and any Affiliate thereof that is not a Regulation U Bank, in its capacity as administrative agent for the lenders under the Senior Term Loan Agreement.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agents” means the Collateral Agent and any other agent for the Lenders appointed by the Lenders (with the consent of the Debtor).

“American Depositary Shares” means American Depositary Shares represented by American Depositary Receipts issued pursuant to the Deposit Agreement.

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“Assigned Dividend” means the right of the Debtor to receive payment of a portion of the 2006 Dividend equal to the proportion that the Acquired Shares bear in relation to all of the outstanding shares of capital stock the Company multiplied by the 2006 Dividend, which right the Debtor has assigned to the Seller as consideration for a portion of the purchase price of the Acquired Shares pursuant to the Purchase Agreement.

“Borrower’s Account” means Account No. 68107033, titled “Petersen Energía, S.A. Borrower’s Account”, maintained by the Debtor outside the United States with the applicable Account Bank, or any other account outside the United States that replaces such account with the approval of the Administrative Agent.

“Borrower’s Administration Account” means Account No. ES88 1460 0001 50 0000036561, titled “Petersen Energía, S.A. Borrower’s Administration Account”, maintained by the Debtor in Madrid, Spain with the applicable Account Bank, or any other account outside the United States that replaces such account with the approval of the Administrative Agent.

“Borrower Pledge Agreement” means a stock pledge agreement between the Debtor and HSBC Bank plc (acting as the collateral agent for the benefit of the secured parties) pursuant to the Senior Term Loan Agreement.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under the applicable generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with the applicable generally accepted accounting principles.

“Collateral Agent” means The Bank of New York, in its capacity as collateral agent for the Lenders under the Security Documents.

“Collateral Agent’s Account” means Account No. 68107041, titled “Petersen Energía, S.A. Collateral Agent’s Account”, maintained by the Debtor outside the United States with the applicable Account Bank, or any other account outside the United States that replaces such account with the approval of the Administrative Agent.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Company” means YPF Sociedad Anónima, a sociedad anónima organized under the laws of Argentina.

“Debt Service Reserve Account” means Account No. # 09618 078074 001 71 USD, (IBAN: GB 35 BNPA 2346 3578 0740 10), titled “Petersen Energía, S.A. Debt Service Reserve Account”, maintained by the Debtor outside the United States with the applicable Account Bank, or any other account outside the United States that replaces such account with the approval of the Administrative Agent.

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“Default” means any event or condition which constitutes an Event of Default under Article VII of the Seller Credit Agreement or which, with the giving of notice, or the passage of time or the making of any determination (or any combination of the foregoing) would, unless cured or waived, become an Event of Default under Article VII of the Seller Credit Agreement.

“Deposit Agreement” means the Deposit Agreement dated as of July 1, 1993 among the Company, the Depositary and the owners of American Depositary Receipts issued thereunder.

“Depositary” means The Bank of New York, as Depositary under the Deposit Agreement.

“Excluded Shares” means any Shares pledged, or permitted under the Seller Credit Agreement to be pledged, to secure exclusively the Indebtedness of the Debtor under the Senior Term Loan Agreement; provided that, for the avoidance of doubt, any Shares released from the collateral securing the Senior Loans pursuant to Section 5.10(b) of the Senior Term Loan Agreement shall not be deemed to be “Excluded Shares” and shall be deemed to be “Pledged Shares”.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing any Indebtedness, other obligation or the payment of dividends or other distribution on the stock or equity interests of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation or (e) entered into for the purpose of assuring in any other manner the holder of such Indebtedness of the payment thereof or to protect such holder against loss in respect thereof (in whole or in part).

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on

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property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Intercreditor Agreement” means the Intercreditor Agreement dated as of February 21, 2008 among the Debtor, the Seller, the administrative agent and the intercreditor agent named therein.

“Junior Pledge Agreement” means a pledge agreement (substantially in the form of the Borrower Pledge Agreement) which shall provide a first-ranking pledge for the benefit of the Secured Parties pursuant to the Seller Credit Agreement on the Class D shares of the Company represented by the Pledged Shares.

“Lenders” means the Seller and any other Person that becomes a party thereto pursuant to an assignment and assumption agreement in accordance with the Seller Credit Agreement, other than any such Person that ceases to be a party thereto pursuant to an assignment and assumption agreement.

“Loan” means the term loan made by the Lenders to the Debtor pursuant to the Seller Credit Agreement; provided however, that in the event that (i) the Assigned Dividend, when actually paid to the Seller in dollars, is an amount greater than $201,150,000, then the Loan shall be deemed to be reduced by an amount equal to the amount by which the Assigned Dividend exceeds $201,150,000, or (ii) the Assigned Dividend, when actually paid to the Seller in Dollars, is an amount less than $201,150,000, then the Loan shall be deemed to be increased by an amount equal to the amount by which $201,150,000 exceeds the Assigned Dividend.

“Loan Documents” means, collectively, the Seller Credit Agreement, the Intercreditor Agreement, the Security Documents and each other agreement delivered to the Collateral Agent or any Lender, acting in such capacities, in furtherance or pursuant to any of the foregoing.

“NYUCC” means the Uniform Commercial Code as in effect from time to time in the State of New York.

“Permitted Refinancing” means Indebtedness incurred to repay all of the outstanding Indebtedness under the Senior Term Loan Agreement, provided that (i) the proceeds of such Indebtedness shall be used exclusively to repay the outstanding Indebtedness under the Senior Term Loan Agreement together with any interest accrued thereon and other amounts due and payable thereunder, (ii) except upon the occurrence and continuation of a payment default of such Indebtedness (subject to the terms of the Intercreditor Agreement), the Indebtedness under the Seller Credit Agreement shall be entitled to receive scheduled cash payments of interest,

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principal and other amounts from May 15, 2013 even if such refinancing Indebtedness remains outstanding, (iii) immediately prior to the incurrence of such Indebtedness no Default shall have occurred and be continuing, nor would a Default result upon or following the incurrence thereof, and (iv) such Indebtedness shall not contain terms or conditions that are more onerous in any respect than the terms and conditions under the Senior Term Loan Agreement and shall be on terms and conditions reasonably acceptable to the Debtor and the Seller.

“Permitted Refinancing Excluded Shares” means Excluded Shares pledged or to be pledged in connection with a Permitted Refinancing in accordance with the terms of the Seller Credit Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

“Pledged Shares” means (a) the 9,832,819 Acquired Shares owned by the Debtor and represented by certificate number BNY14588 issued by the Depositary, (b) the American Depositary Shares now or hereafter owned by the Debtor and acquired with the proceeds of any Additional Seller Subordinated Debt, (c) all Released Shares (in accordance with the provisions of Section 5.10(b) of the Seller Credit Agreement), (d) upon repayment and discharge of the obligations of the Debtor under the Senior Term Loan Agreement, the Excluded Shares (other than Permitted Refinancing Excluded Shares) and (e) upon repayment and discharge of any Permitted Refinancing, the Permitted Refinancing Excluded Shares, in each case, together with all certificates representing the same.

“Purchase Agreement” means the Contrato de Compraventa de Acciones dated as of February 21, 2008 between the Debtor and the Seller.

“Regulation U Bank” means a bank, financial institution or other institutional lender that is formed under the laws of, or operating through a branch in, the United States, any State thereof, any possession thereof or the District of Columbia.

“Secured Parties” means, collectively, the Lenders, the Collateral Agent, any other Agents appointed in accordance with the Seller Credit Agreement and, in each case, their respective successors and assigns.

“Security Agreement” means the Pledge and Security Agreement dated as of February 21, 2008 between the Debtor and the Collateral Agent.

“Security Documents” means the Security Agreement and all other agreements entered into to confer upon the Collateral Agent control over deposit accounts or securities accounts under applicable law and any other agreement, document, instrument or other writing providing collateral for the obligations of the Debtor to pay the principal of and interest on the Loan and all fees, indemnification payments and other amounts whatsoever, whether direct or indirect, absolute or contingent, now or hereafter from time to time owing by the Debtor to the Lenders, the Collateral Agent or any of them under the Loan Documents whether now or hereafter in existence.

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“Seller” means, Repsol YPF, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain.

“Seller Credit Agreement” that certain Seller Credit Agreement dated as of February 21, 2008, among Debtor, Seller and the Secured Party.

“Senior Debt Discharge Date” means the date on which all the obligations of the Debtor under the Senior Term Loan Agreement have been unconditionally and irrevocably paid and discharged in full in cash and all commitments under the Senior Finance Documents have been cancelled in accordance with the Senior Finance Documents.

“Senior Finance Documents” means, collectively, the Senior Term Loan Agreement, the Intercreditor Agreement, the registration rights agreement, the direct agreement, the security documents and each other agreement delivered to the Administrative Agent, collateral agent or any lender, acting in such capacities, in furtherance of or pursuant to any of the foregoing.

“Senior Lenders” means the lenders from time to time party to the Senior Term Loan Agreement.

“Senior Loans” means the term loans made by the Senior Lenders to the Debtor pursuant to the Senior Term Loan Agreement.

“Senior Term Loan Agreement” means the $1,026,000,000 loan agreement dated as of February 21, 2008, among the Debtor, the lenders party thereto, Credit Suisse, London Branch, as administrative agent, and HSBC Bank plc, as collateral agent.

“Shares” means, collectively, the Acquired Shares and any other equity interests in the Company held by the Debtor, including American Depositary Shares representing such Acquired Shares or other equity interests.

“United States” means the United States of America.

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EXHIBIT A

[FORM OF ASSIGNMENT AND ASSUMPTION]

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Seller Credit Agreement identified below (as amended, the “Seller Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Seller Credit Agreement, as of the Effective Date (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Seller Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Seller Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:
[and is an Affiliate of [identify Lender]1]

3.	Borrower:	Petersen Energía, S.A.

4.	Seller Credit Agreement:	Seller Credit Agreement dated as of February 21, 2008 among Petersen Energía, S.A., Repsol YPF, S.A., as the Seller, and The Bank of New York, as Collateral Agent.

[1]	Select as applicable.

Form of Assignment and Assumption

5. Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans
Commitment	$	$	%
Loan	$	$	%
	$	$	%

[6. Trade Date:                     ]

Effective Date:                          ,

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Title:

Form of Assignment and Assumption

ANNEX 1

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Seller Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Seller Credit Agreement, (ii) it meets all requirements of an assignee under the Seller Credit Agreement (subject to delivery of such notifications and receipt of such consents as may be required under the Seller Credit Agreement), including, without limitation, that IT IS NOT A REGULATION U BANK AND IT WILL FUND THE PURCHASE PRICE OF THE ASSIGNED INTEREST FROM, AND FROM SOURCES, OUTSIDE THE UNITED STATES, (iii) from and after the Effective Date, it shall be bound by the provisions of the Seller Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (iv) it has received a copy of the Seller Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.01(a) or 5.01(b) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on any Lender; and (b) agrees that (i) it will, independently and without reliance on the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Collateral Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

Form of Assignment and Assumption

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

Form of Assignment and Assumption

EXHIBIT B

[FORM OF PURCHASE AGREEMENT]

[To be supplied]

Form of Purchase Agreement

EXHIBIT C

[FORM OF SHAREHOLDERS AGREEMENT]

[To be supplied]

Form of Shareholders Agreement

EXHIBIT D

[FORM OF SENIOR TERM LOAN AGREEMENT]

[To be supplied]

Form of Senior Term Loan Agreement

EXHIBIT E

[FORM OF INTERCREDITOR AGREEMENT]

[To be supplied]

Form of Intercreditor Agreement

EXHIBIT F

[FORM OF SECURITY AGREEMENT]

[To be supplied]

Form of Security Agreement

EXHIBIT G

[FORM OF PROMISSORY NOTE]

PROMISSORY NOTE

$[ ]	[ ], 20[ ]
[ ][2]

FOR VALUE RECEIVED, PETERSEN ENERGÍA, S.A., a special purpose company incorporated under the law of the Kingdom of Spain with Spanish Tax Number A-85.174.621 (the “Borrower”), hereby promises to pay to [NAME OF LENDER] (the “Lender”), at such of the offices of [NAME OF LENDER] as shall be notified to the Borrower from time to time, the principal sum of [DOLLAR AMOUNT] dollars (or such lesser amount as shall equal the aggregate unpaid principal amount of the Loan made by the Lender to the Borrower under the Seller Credit Agreement referred to below), in lawful money of the United States of America and in immediately available funds, on the dates and in the principal amounts provided in the Seller Credit Agreement, and to pay interest on the unpaid principal amount of such Loan, at such office, in like money and funds, for the period commencing on the date of such Loan until such Loan shall be paid in full, at the rates per annum and on the dates provided in the Seller Credit Agreement.

The date, amount and interest rate of the Loan, and each payment made on account of the principal thereof, shall be recorded by the Lender on its books and, prior to any transfer of this Note, endorsed by the Lender on the schedule attached hereto or any continuation thereof, provided that the failure of the Lender to make any such recordation or endorsement shall not affect the obligations of the Borrower to make a payment when due of any amount owing under the Seller Credit Agreement or hereunder in respect of the Loan.

This Note evidences a Loan made by the Lender under the Seller Credit Agreement dated as of February 21, 2008 (as modified and supplemented and in effect from time to time, the “Seller Credit Agreement”) among the Borrower, Repsol YPF, S.A., as the Seller, and The Bank of New York, as Collateral Agent. Terms used but not defined in this Note have the respective meanings assigned to them in the Seller Credit Agreement.

The Seller Credit Agreement provides for the acceleration of the maturity of this Note upon the occurrence of certain events and for prepayments of the Loan upon the terms and conditions specified therein.

Except as permitted by Section 9.04 of the Seller Credit Agreement, this Note may not be assigned by the Lender to any other Person and may not be assigned to a Regulation U Bank or any assignee that funds the purchase price other than from, and sources, outside the United States.

[2]	Insert place of execution, which has to be outside the United States.

Form of Promissory Note

This Note shall be governed by, and construed in accordance with, the law of the State of New York.

PETERSEN ENERGÍA, S.A.

By
Name:
Title:

Form of Promissory Note

SCHEDULE TO TERM LOAN NOTE

This Note evidences a Loan made under the within-described Seller Credit Agreement to the Borrower, on the date, in the principal amount and bearing interest at the rates set forth below, subject to the payments and prepayments of principal set forth below:

Date	Principal Amount of Loan	Interest Rate	Notation Made by

Form of Promissory Note

EXHIBIT H

[FORM OF PROCESS AGENT ACCEPTANCE]

Repsol YPF, S.A.,

  as the Seller

Ladies and Gentlemen:

Reference is made to the Seller Credit Agreement (the “Seller Credit Agreement”) dated as of February 21, 2008 among Petersen Energía, S.A. (the “Borrower”), Repsol YPF, S.A., as the Seller, and The Bank of New York, as Collateral Agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Seller Credit Agreement.

Pursuant to Section 9.09(e) of the Seller Credit Agreement, the Borrower has appointed the undersigned (at the undersigned’s office located at 111 Eighth Avenue, New York, New York 10011) as its agent in its name, place and stead to accept service of any summons and complaint and any other process exclusively in respect of any suit, action or proceeding bought in the State of New York arising out of or relating to the Seller Credit Agreement or the Security Agreement.

The undersigned hereby (a) informs you that it accepts such appointment by the Borrower as is set forth in Section 9.09(e) of the Seller Credit Agreement (b) agrees with you that (i) it will not terminate such agency relationship prior to one year after the payment in full of the principal of and interest on the Loan, (ii) it will maintain an office in New York, New York, United States of America at all times to and including said date and will give you prompt notice of any change of its address during such period and (iii) it will promptly forward to the Borrower any summons, complaint or other legal process that the undersigned receives in connection with its appointment as such agent and attorney-in-fact for receipt of service of process of the Borrower.

Very truly yours,

CT CORPORATION SYSTEM

By
Name:
Title:

Form of Process Agent Acceptance

EXECUTION COPY

SECRETARY’S CERTIFICATE FOR THE BORROWER

I, Mauro Renato José Dacomo, Secretary of the Board of Directors of Petersen Energía, S.A., a Spanish sociedad anónima (hereinafter called the “Borrower”), DO HEREBY CERTIFY that:

(a) This Certificate is being executed in connection with the Seller Credit Agreement dated as of February 21, 2008 (the “Seller Credit Agreement”) among the Borrower, Repsol YPF, S.A., as the Seller, and The Bank of New York, as Collateral Agent.

(b) Attached hereto as Exhibit A is a true, correct and complete copy of the certification of the Commercial Registry containing all the inscriptions of the Borrower, as such certification was in effect on the date of the resolutions referred to in clause (c) below and at all times subsequent thereto to and including the date hereof. I know of no proceeding for the dissolution or liquidation of the Borrower or threatening its existence and, to the best of my knowledge, the Borrower is a sociedad anónima duly organized and validly existing under and by virtue of the laws of the Kingdom of Spain.

(c) Attached hereto as Exhibit B is a true, correct and complete copy of resolutions dated February 13, 2008 duly adopted by unanimous consent at a regular meeting of the Board of Directors of the Borrower, including any exhibits thereto, authorizing the execution, delivery and performance by the Borrower of the Seller Credit Agreement and the other Loan Documents to which the Borrower is a party, and the incurrence of indebtedness under the Seller Credit Agreement. Said resolutions have not been in any way amended, annulled, rescinded or revoked and are still in full force and effect; and there exist no other resolutions of the Borrower relating to the matters set forth in said resolutions.

(d) The below-named persons have been duly appointed, are duly qualified, and on this day are (and at all times since the date of the resolutions referred to in clause (c) above have been) officers of the Borrower, holding the respective offices set forth below opposite their names, and the signatures set opposite their names are their genuine signatures:

NAME	OFFICE	SIGNATURE

Matías Eskenazi Storey	CEO (Consejero Delegado)

Mauro Renato José Dacomo	Director (Consejero)

Ignacio Cruz Morán	Director (Consejero)

WITNESS my hand this 21st day of February, 2008.

Name:	Mauro Renato José Dacomo

EXECUTION COPY

EXECUTION COPY

I, the undersigned, the Vice President of the Board of Directors of the Borrower, DO HEREBY CERTIFY that Mauro Renato José Dacomo has been duly elected, is duly qualified, and on this day is the Secretary of the Board of Directors of the Borrower, and that the signature above is his genuine signature.

DATED this 21st day of February, 2008.

Name:	Matías Eskenazi Storey

EXECUTION COPY	2

EXECUTION COPY

DIRECTOR’S CERTIFICATE FOR HOLDINGS

I, Claudio Adolfo Cánepa, a Director of Petersen Energía PTY Ltd., a special purpose company incorporated under the laws of the Commonwealth of Australia (hereinafter called “Holdings”), DO HEREBY CERTIFY that:

(a) This Certificate is being executed in connection with the Seller Credit Agreement dated as of February 21, 2008 (the “Seller Credit Agreement”) among Petersen Energía, S.A., Repsol YPF, S.A., as the Seller, and The Bank of New York, as Collateral Agent.

(b) Attached hereto as Exhibit A is a true, correct and complete copy of the Certificate of Registration of Holdings, as such Certificate is in effect on the date of the resolutions referred to in clause (d) below and at all times subsequent thereto to and including the date hereof. I know of no proceeding for the dissolution or liquidation of Holdings or threatening its existence and, to the best of my knowledge, Holdings is a special purpose company duly organized and validly existing under and by virtue of the laws of the Commonwealth of Australia.

(c) Attached hereto as Exhibit B is a true, correct and complete copy of the by-laws Holdings as in effect on the date of the resolutions referred to in clause (d) below and at all times subsequent thereto to and including the date hereof.

(d) Attached hereto as Exhibit C is a true, correct and complete copy of resolutions dated February 18, 2008 duly adopted by the Board of Directors of Holdings, including any exhibits thereto, authorizing the execution, delivery and performance by Holdings of the Loan Documents to which it is a party. Said resolutions have not been in any way amended, annulled, rescinded or revoked and are still in full force and effect; and there exist no other resolutions of Holdings relating to the matters set forth in said resolutions.

(e) The below-named persons have been duly appointed, are duly qualified, and on this day are (and at all times since the date of the resolutions referred to in clause (d) above have been) officers of Holdings, holding the respective offices set forth below opposite their names, and the signatures set opposite their names are their genuine signatures:

NAME	OFFICE	SIGNATURE

Matías Eskenazi Storey	Director

Claudio Adolfo Cánepa	Director

WITNESS my hand this 21st day of February, 2008.

Name:	Claudio Adolfo Cánepa

EXECUTION COPY

EXECUTION COPY

I, the undersigned, a Director of Holdings, DO HEREBY CERTIFY that Claudio Adolfo Cánepa has been duly elected, is duly qualified, and on this day is a Director of Holdings, and that the signature above is his genuine signature.

DATED this 21st day of February, 2008.

Name:	Matías Eskenazi Storey

EXECUTION COPY	2

EXECUTION COPY

SENIOR OFFICER’S CERTIFICATE FOR THE BORROWER

I, Matías Eskenazi Storey, the Chief Executive Officer (Consejero Delegado) of Petersen Energía, S.A. (the “Borrower”), and, as such, a Senior Officer of the Borrower, DO HEREBY CERTIFY that:

(a) This Certificate is being executed in connection with the Seller Credit Agreement dated as of February 21, 2008 (the “Seller Credit Agreement”) among the Borrower, Repsol YPF, S.A., as the Seller, and The Bank of New York, as Collateral Agent. Terms defined in the Seller Credit Agreement are used herein as defined therein.

(b) As to the matters herein below set forth, I either have personal knowledge or have obtained information from officers or employees in whom I have confidence and whose duties require them to have personal knowledge thereof, and I make this certification to the Seller pursuant to clauses (l), (o), (p), (q) and (r) of Article IV of the Seller Credit Agreement.

(c) The representations and warranties of the Borrower set forth in the Seller Credit Agreement and the other Loan Documents are true and correct on and as of the date hereof (unless any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty is true and correct as of such earlier date).

(d) At the time of and immediately after giving effect to the Loan to be made on the date hereof no Default has (or will have) occurred and is (or will be) continuing.

(e) After giving effect to the Transactions, (i) the Borrower will have outstanding no Indebtedness or capital stock other than (x) the Loan under the Seller Credit Agreement, (y) Indebtedness under the Senior Term Loan Agreement and (z) the common stock evidenced by the Equity Contribution and (ii) Holdings will have outstanding no Indebtedness other than Permitted Holdings Indebtedness.

(f) On the date hereof there is no litigation, governmental, administrative or judicial action, actual or, to the knowledge of the Borrower, threatened, or governmental investigations known to the Borrower, which is reasonably likely to be adversely determined and, if so determined, is reasonably likely to restrain, prevent or impose materially burdensome conditions on the Transactions or the other transactions contemplated by the Seller Credit Agreement.

WITNESS my hand this 21st day of February, 2008.

Name:	Matías Eskenazi Storey
Title:	Chief Executive Officer

EXECUTION COPY

AGREEMENT

By and among

Repsol YPF, S.A.

And

PETERSEN ENERGÍA Pty Ltd

MR. ENRIQUE ESKENAZI

MR. SEBASTIÁN ESKENAZI

MR. MATÍAS ESKENAZI STOREY

MR. EZEQUIEL ESKENAZI STOREY

February 21, 2008

“This is a convenience translation into English of a Spanish-language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail.”

AGREEMENT

In Madrid, on February 21, 2008

By and Among

Party of the first part,

(1)

Of the first part Repsol YPF, S.A., parent company of Grupo Repsol YPF (hereinafter, “Repsol YPF”), established pursuant to Spanish laws on November 12, 1986 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Miguel Mestanza Fraguero on the same date with number 4,293 of those of his Protocol, a company duly registered in the Commercial Registry of Madrid at Volume 7063, 6058 of Section 3rd of the Companies Book, Folio 119, Page M-72,059-1. Repsol YPF has its corporate domicile at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), A-78374725, is current.

Herein represented by Mr. Antonio Brufau Niubó, of age of majority, married, a Spanish national, with professional domicile in Madrid, Paseo de la Castellana 278, and in virtue of Spanish National Identification Document number 40.824.513-L, current, in virtue of a power of attorney granted on October 29, 2004, before the Notary of Madrid Carlos Rives Gracia, with number 2,889 of his protocol.

Hereinafter Repsol YPF shall be called “Repsol YPF.”

Party of the second part,

(1)

Mr. Enrique Eskenazi, of age of majority, married, an Argentine national, of age of majority, married, with professional domicile in Buenos Aires (Argentina), Avenida Coronel Díaz 2,748, 7th, and holder of Argentine passport no. 03171746M, current, and N.I.E. [Alien National Identification Document] number X-9298901-R, current.

(2)

Mr. Sebastián Eskenazi, an Argentine national, of age of majority, divorced, with domicile in Buenos Aires (Argentina), Avenida Coronel Díaz 2,748, 7th, and holder of Argentine passport no. 16764074N, current and N.I.E. number X-9298838-F, current.

(3)	Mr. Matías Eskenazi Storey, an Argentine national, of age of majority, married, with professional domicile in Acassuso, Buenos Aires (Argentina), and holder of Argentine passport no. 20383823N, current and N.I.E. number X-9298890-J, current.

(4)	Mr. Ezequiel Eskenazi Storey, an Argentina national, of age of majority, single, with professional domicile in Acassuso, Buenos Aires (Argentina) and holder of Argentine passport no. 14156036N, current.

(5)	PETERSEN ENERGÍA, Pty Ltd, a company established pursuant to the Laws of Australia, duly registered with the Securities and Investments Commission (“Securities and Investments Commission”) with company number 128,147,419 and tax identification number N-8001058 J.

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The natural persons herein represented by Mr. Matías Eskenazi Storey, in virtue of a power of attorney granted in Argentina before the Notary of the City of Buenos Aires, Mr. Martín Luís Buasso, on February 11, 2008, duly apostilled.

For its part PETERSEN ENERGÍA Pty Ltd is represented by its Directors, Mr. Matías Eskenazi Storey and Mr. Claudio Cánepa, in virtue of the provisions of its corporate bylaws.

Hereafter Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and Mr. Ezequiel Eskenazi Storey shall be referred to as “Messrs. Eskenazi” and PETERSEN ENERGÍA Pty Ltd as “Holdings.”

Hereinafter Repsol YPF, Messrs. Eskenazi and Holdings shall be referred to jointly as the “Parties,” and each one of them individually as a “Party.”

WHEREAS

I.	Today, Grupo Repsol YPF, Messrs. Eskenazi, and PESA enter into diverse agreements related to the acquisition of shares of the Company. In particular, Grupo Repsol YPF and PESA enter into a Purchase and Sale Agreement and a Shareholders’ Agreement and Grupo Repsol YPF and Messrs. Eskenazi, the Option Agreements.

II.	Simultaneously, PESA and Holdings have entered into some financing agreements and guaranties with diverse financial institutions. In particular, the Senior Loan and the Intercreditor.

III.	Pursuant to the provisions of the Shareholders’ Agreement there are specific cases whose consequences the Parties wish to regulate, for which they enter into this agreement (hereinafter, the “Agreement”) pursuant to the following

CLAUSES

1.	DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings set forth below. All the terms used in this Agreement which are not defined in this stipulation, but which are set forth elsewhere in this Agreement, shall have the meaning assigned to them elsewhere in this Agreement.

•	“Shares”: shares representing one hundred percent (100%) of the capital stock of the Proprietor Companies.

•

“Underlying Shares”: shares of the Company acquired by (i) exercise of the Option Agreements and/or (ii) by virtue of the Purchase and Sale Agreement and/or (iii) through an OPA and/or (iv) those received in virtue of exchanges resulting from changes in the par value of the shares or mergers, divestitures, and similar operations, increases in capital charged to reserves or profit or adjustments or any issuance of shares released, as a result of ownership of the shares indicated in sections (i) to (iii) above.

•	“Corporate Acts”: notifications of meetings, attendance, and voting in favor of the corresponding resolution, in the Meeting and/or Board of Directors.

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•

“Shareholders’ Agreement”: the agreement entered into today by Petersen Energía, S.A. and Grupo Repsol YPF which regulates a) their relations as shareholders of the Company and in particular, certain rights and obligations derived from their status as shareholders of the Company; and b) certain aspects related to the functioning of the Company and its organizational structure.

•

“Company”: the Argentine company YPF S.A., registered with the Inspectorate General of Justice under No. 404 of book 108, volume A, with domicile at Avda. Presidente Roque Saénz Peña 777, C1035AAC City of Buenos Aires, Argentina.

•	“Compensation”: is the sum of money cited in Clause 2.4.

•

“Purchase and Sale Agreement”: the purchase and sale agreement signed today by Grupo Repsol YPF and Petersen Energía, S.A., in virtue of which, Grupo Repsol YPF has transferred to Petersen Energía, S.A., shares of the Company representing 14.9% of its capital stock.

•

“Financing Agreement”: all the agreements entered into by the Proprietor Companies, including the Senior Loan, the Intercreditor, the Share Pledge Agreement, the Capital Increase Pledge Agreement and Pledge Agreements on the New Shares to finance the acquisition of Underlying Shares, by such Proprietor Companies, excluding the Vendors Loan signed today by PESA and Repsol YPF and any financing agreement signed by the Proprietor Companies with Grupo Repsol YPF or its affiliates for equivalent purposes.

•

“Option Agreements”: the agreements entered into today by Grupo Repsol YPF and Messrs. Eskenazi, in virtue of which Grupo Repsol YPF has granted Messrs. Eskenazi an option to purchase shares of the Company representing up to 10.1% of its capital stock.

•

“Eskenazi Family”: Messrs. Eskenazi and/or their heirs, and individually and indistinctly, any of them, as well as (a) the spouse and/or straight-line descendents (including adopted children) of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and/or Mr. Ezequiel Storey; (b) an trust for the exclusive benefit of any person or any persons cited in clause (a), (c) any family trust, partnership, or limited-liability company established for the sole benefit of any person or any persons cited in clause (a), or for succession planning purposes, of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey, and/or (d) their heirs, testamentary executors named by the testator, executors designated by the probate court, curator or conservator of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and/or Mr. Ezequiel Eskenazi Storey, any of them, or a trust established in virtue of any of their wills after their deaths or disability.

•	“Exercise Date”: the date on which the Representative sends to Repsol YPF or Repsol YPF sends the Representative the Notification of Exercise.

•	“Grupo Repsol YPF”: the companies Repsol YPF, Repsol Exploración, S.A., Caveant S.A. and Repsol YPF Capital, S.L.

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•	“Intercreditor”: the Intercreditor Agreement signed today by and among PESA, Repsol YPF, and various financial institutions, in relation to the Senior Loan.

•

“OPA”: public offer to acquire shares of the Company under the terms and pursuant to the procedure stipulated in Article 7 of the Company’s corporate bylaws, as such article is amended from time to time.

•	“Options”: purchase options granted through the Option Agreements.

•	“Combined Net Equity”: the arithmetic sum of the Individual Net Equities of the Proprietor Companies.

•	“Individual Net Equity”: with respect to any Proprietor Company, the net equity of such Proprietor Company determined pursuant to current accounting rules applicable thereto on the Exercise Date.

•

“PESA”: Petersen Energía, S.A., a company established pursuant to Spanish laws, for the effects of this operation, on July 23, 2007, in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. José Luis Martínez-Gil Vich on the same date under number 2918 of those of his Protocol, a company duly registered in the Commercial Registry of Madrid at Volume 24588, Folio 88, Page M-442504. Petersen Energía, S.A. has its corporate domicile at Plaza Pablo Picasso 1, Torre Picasso, 38th Floor, 28020, Madrid, and its tax identification code (CIF), A-85174621.

•

“Acquisition Price”: the sum of (i) the Combined Net Equity plus (ii) five hundred (500) million United States dollars plus (iii) the aggregate amount of the Premium corresponding to each Underlying Share owned by the Proprietor Companies at the time the Acquisition Price is paid.

•	“Exercise Price per Option Share”: the exercise price per share stipulated in the Option Agreements.

•

“Premium”: the difference, if positive and for each Underlying Share, between (a) the average trade price of one share of the Company during the ninety (90) days prior to the Exercise Date in the market with the greatest liquidity where such shares are listed and (b) the price at which such Underlying Share is reflected on the balance sheets of the Proprietor Companies of those Underlying Shares prepared pursuant to current accounting standards applicable to each Proprietor Share, at the Exercise Date.

•

“Option Termination Price”: the result of multiplying (a) the difference, if positive, between (i) the average trade price of one share of the Company during the ninety (90) days prior to the Exercise Price in the market with the greatest liquidity where such shares are listed and (ii) the Exercise Price per Option Share, at that date by (b) the number of shares of the Company pending acquisition under the Option Agreements at the Exercise Date. If the difference between (i) and (ii) were zero (0) or less than zero (0), the Option Termination Price shall be, in total, one United States dollar (US$ 1).

•	“Holdings Companies”: Petersen Energía Pty Ltd as well as the other shareholder companies of the Proprietor Companies.

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•	“Proprietor Company”: PESA or any legal person owning Underlying Shares.

•	“Senior Loan”: the financing agreement signed by PESA with certain financial institutions today for PESA to acquire the Underlying Shares.

•	“Option Rights Holders”: the Eskenazi Family and/or any natural or legal persons to whom the Options have been assigned.

The terms that are used in singular shall have an equivalent meaning when used in plural, and vice versa. Any reference in this Agreement to shares or participations in a certain legal person shall include both the shares, the parts of interest, and any other form of participation in the capital of such legal person, as well as any certificates issued by such legal person or any third party representing shares, parts of interest or a participation in such legal person, including without implying limitation, “ADS’s”, “ADR’s” and any other certificate of deposit or custody for the shares, parts of interest, or participations in such legal person.

2.	OBLIGATIONS OF REPSOL YPF

Exclusively if any of the following events occurs (“Events”) within the 5 years after the date of this Agreement:

(A)	Repsol YPF were not to maintain directly or indirectly through controlled companies an ownership interest greater than or equal to fifty point zero one percent (50.01%) of the capital stock of the Company, without considering the shares of the Company owned by Grupo Repsol YPF that are subject to performance of the Option Agreement part of such 50.01% in any case, except in the case stipulated in the second paragraph of Clause 6.2 of the Shareholders’ Agreement; or

(B)	Grupo Repsol YPF were not to perform the Corporate Acts for the Company (i) to approve the distribution as dividends of ninety percent (90%) of its profit (“utilidades”) for the prior fiscal year or (ii) to make payment of such dividends on two (2) occasions each year or (iii) to distribute a special dividend of eight hundred and fifty million United States dollars (US$ 850,000,000.00) to be paid: (a) 50% during 2008 (25% during the first half and 25% during the second half); and (b) the other 50% during 2009 (25% during the first half and 25% during the second half), provided that the Proprietor Companies have performed, for their part, the Corporate Acts with respect to such dividends, under the same terms.

2.1	REPSOL YPF undertakes to perform the following acts:

2.1.1	(a) With respect to PESA, if any of the Events has occurred, and (i) the conditions agreed in Article 15.6 a) of the Intercreditor were to occur, Repsol YPF undertakes to exercise the rights it has under such Clause and to acquire the Senior Loan in its entirety and to become the sole holder of the rights thereunder with respect to PESA; or (ii) the conditions stipulated in Article 15.6 a) of the Intercreditor were not to occur, Repsol YPF undertakes to immediately pay, itself or to cause a third party to pay, the financial institutions, all the amounts owed by PESA under the Senior Loan under the conditions established in Article 2.04a) thereof, and acquire the rights of the financial institutions thereunder by subrogation; and

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(b) with respect to the other Proprietor Companies, to immediately pay, itself or to cause a third party to pay, the financial institutions all the amounts owed under any Finance Agreement, acquiring the rights of the financial institutions thereunder by subrogation.

2.1.2	Terminate all collateral arrangements granted by the Holdings Companies, the Parties agreeing that at that time the Financing Agreements, as well as any other right or encumbrance that exists in favor of the financial institutions under the Senior Loan and/or any other Financing Agreements, shall be terminated, such that the Shares are free of charges and liens on ownership and possession of the Holdings Companies for the sole purpose of their transfer to Repsol YPF.

2.1.3	Acquire the Shares at the Acquisition Price and pay the Holdings Companies such Acquisition Price and the Option Rights Holders, the Option Termination Price.

2.2	For its part, once Repsol YPF has performed what is stipulated in section 2.1.1 above and in exchange for performance of the provisions of sections 2.1.2 and 2.1.3 has been verified.

2.2.1	the Holdings Companies undertake to sell the Shares to Repsol YPF against receipt of the Acquisition Price; and

2.2.2	the Option Rights Holders undertake to waive the Options and the Option Agreements shall be deemed terminated against receipt of the Option Termination Price.

2.3	The acts stipulated in sections 2.1.1., 2.1.2, and 2.2 shall be performed simultaneously, within a period of fifteen (15) days from the Exercise Date.

2.4	If the events contemplated in point 2.1 do not occur, Repsol YPF shall pay the Holdings Companies an amount equal to the Acquisition Price, as compensation (the “Compensation”) for the transfer by the Holdings Companies to Repsol YPF of such rights as may appertain to it against the Proprietor Companies or against the financial institutions derived from or related to the Financing Agreement and for the waiver by the Holdings Companies of any claim against the Proprietor Companies and against Repsol YPF derived from a breach of the provisions hereof.

3.	PROCEDURE

3.1	If any of the Parties considers that any of the Events has occurred, it shall report such circumstances to the other Party (the “Notification of Exercise”).

In the case of the Representative, such Notification of Exercise shall indicate the Exercise Price and the Option Termination Price that it considers applicable and it shall include (i) the financial documentation and information used for the calculations including the balance sheet at the Exercise Date, (ii) an explanation of the procedure followed to calculate them and (iii) copies of the same financial statements that the Holdings Companies have sent to the financial institutions pursuant to the Financing Agreements.

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3.2	Once the Notification of Exercise from the Representative has been received by Repsol YPF the latter shall have a period of ten (10) calendar days to state whether (i) it accepts (a) the occurrence of the Act and (b) the Exercise Price and/or the Option Termination Price, included in the Notification of Exercise; or if (ii) it disagrees with any of them.

If the Notification of exercise is made by Repsol YPF, the other Party shall have a period of ten (10) days to (a) state whether it does or does not accept the occurrence of the Event and if it accepts it (b) propose the Exercise Price and the Option Termination Price.

Once the response to the Notification of Exercise is received by Repsol YPF, it shall again have a period a another ten days to state whether it accepts the Exercise Price and the Option Termination Price proposed or (ii) whether it disagrees with any of them.

3.3	If both Parties were to accept the Exercise Price and/or the Option Termination Price such accepted price shall be final and binding on the Parties.

3.4	In case of discrepancy, the Parties shall subject themselves to the Arbitration stipulated in Clause 6.2 of this Agreement.

4.	REPRESENTATIVE

4.1	Messrs. Eskenazi and Petersen Energía Pty Ltd designate as representatives for the effects of making the Notification of Exercise, indistinctly, Mr. Mauro Dacomo or Mr. Ignacio Moran, or any other person that they designate from time to time, pursuant to the notifications clause.

5.	OTHER STIPULATIONS

5.1	Notices

5.1.1	Any notices and communications that may or must be made by and among the Parties related to this Agreement, shall always be made in writing by notarized communication or another procedure that proves the delivery and receipt thereof by the addressee.

For the effects of notices, the Parties indicate the following addresses:

(i)	If sent to Messrs. Eskenazi:

To the attention of: Mr. Mauro Dacomo and/or Ignacio Moran

Address: Cerrito 740, 1st. City of Buenos Aires.

Fax number: 54 1155 55 01 00

to Petersen Energía Pty Ltd

To the attention of: Roque Izzo

Address: Level 23, Rialto Towers 525, Collins St., Melbourne Australia

Fax number: 61 434 358 885

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(ii)	If addressed to Repsol YPF:

Paseo de la Castellana no. 278-280

28046 Madrid (Spain)

Fax: (34) 91 348 04 47

Attention: Corporate Director of Corporate Strategy and Development

With a copy to

Fax: (34) 91 348 40 86

Attention: Corporate Director of Legal Services

5.1.2	Only notices sent to the addresses and in the manner indicated above shall be deemed received. Notices sent to the new address of any of the Parties shall only take effect if the Party addressee thereof has notified the other Party in advance of a change of address notifying it pursuant to this stipulation.

5.2	Assignment

None of the Parties may assign in whole or in part the rights and obligations derived from this Agreement to any third party except if expressly agreed in writing in advance by the other Party, except for Messrs. Eskenazi to companies one hundred percent (100%) held by the Eskenazi Family which become Holdings Companies or Option Rights Holders.

5.3	Taxes and expenses

Each one of the Parties shall bear its own taxes and expenses of any type payable for the granting and execution of this Agreement.

5.5	Modifications

This Agreement may only be modified through a written document signed by the Parties that explicitly refers to this Agreement.

5.6	Severability

If any of the Stipulations of this Agreement, or any stipulation included herein in the future, were or were to become null or impossible to perform, the validity or enforceability of the other Stipulations of this Agreement shall not be affected by such circumstance, except if the efficacy hereof depends thereon. It shall be construed that the null or impossible-to-perform stipulation shall be replaced by an adequate and equitable stipulation which, insofar as legally permissible, approximates insofar as possible the intention and objective of the aforementioned null or impossible-to-execute stipulation.

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5.7	Initialing of the Agreement

The Parties expressly authorize Messrs. Enrique Hernández Pérez, in behalf of Grupo Repsol YPF, and Mr. Mauro Renato Dacomo, on behalf of PESA, to initial each and every one of the pages of this Agreement, including Appendices, and copies thereof.

5.8	Timeframes

5.8.1	The timeframes established in number of days stipulated in this Agreement shall begin to run on the day after that indicated as a reference date.

5.8.2	The timeframes indicated in weeks shall be calculated from day of the week to day of the week and those indicated in months or years shall be calculated from day to day.

5.8.3	The expiration date, which shall expire at twenty-four hundred hours, shall be deemed included in all timeframes.

6.	APPLICABLE LAW AND JURISDICTION

6.1	Applicable Law

6.1.1	This Agreement shall be governed and interpreted pursuant to the provisions of Spanish law.

6.2	Jurisdiction

6.2.1	The Parties expressly subject any disagreement or controversy that might arise on this Agreement or its execution, or which is related to it, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before three (3) arbitrator designated pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum which might appertain to them.

6.2.2	The Parties state they know and accept the rules and regulations of the CCI, pursuant to whose rules the arbitration proceeding shall be held, if applicable.

6.2.3	The arbitration proceeding shall be held in Spanish in the city of New York (United States of America), in the place designated by the CCI.

6.2.4	The legal arbitration shall be subject to Spanish law and three (3) arbitrators shall take cognizance of it. Grupo Repsol YPF and the Beneficiary shall designate one (1) arbitrator each, the third of them being designated jointly by the arbitrators so designated. If the first two (2) arbitrators cannot agree on the selection of the third arbitrator, he shall be designated pursuant to the current regulations of the CCI.

6.2.5	Likewise, the arbitration proceeding shall be subject to the rules and regulations of the CCI.

6.2.6	The Parties shall request that the arbitrators include in the arbitration decision an express decision on costs. The decision on costs shall be proportional to the estimation of the claims of the Parties contained in the arbitration proceeding.

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6.2.7	The arbitration shall in all cases be final and the Parties are bound to perform and to voluntarily obey the provisions of the arbitration decision, within the timeframes set by common accord at the start of the arbitration proceeding. On lack of agreement, the provisions of the CCI Regulation shall be applicable.

6.2.8	Subsidiarily, and if necessary, especially in relation to the forced execution of the arbitration, the holding of the preparatory proceedings as well as the request for injunctions or measures of any other type, the Parties subject themselves, with express waiver of any other forum that might appertain to them, to the Courts and Tribunals of the city of Madrid or of Buenos Aires, at the discretion of the Party complainant or petitioner.

And in witness of agreement, the Parties sign this Agreement in six equally identical copies, one for each one of the Parties, in the place and on the date indicated in the heading.

REPSOL YPF, S.A.	For Messrs. Eskenazi

Mr. Antonio Brufau Niubó	Mr. Matias Eskenazi Storey

PETERSEN ENERGÍA Pty Ltd.	PETERSEN ENERGÍA Pty Ltd.

Mr. Claudio Cánepa	Mr. Matías Eskenazi Storey

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“This is a convenience translation into English of a Spanish language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail.”

February 5, 2008

YPF S.A.

Avenida Pte. R. Sáenz Peña 777

Buenos Aires

Argentina

Re: Shelf-registration of Class D YPF S.A. shares

Dear Sirs:

I am writing as the legal representative of Repsol YPF, S.A. (the “Selling Shareholder”), holder of the majority of the Class D shares of YPF S.A. (“YPF” or the “Company”), with regard to the notice given to the National Stock Market Commission of Spain on December 21, 2007, relating to, among other matters, the sale by the Selling Shareholder of 14.9% of the capital stock of YPF to the Petersen Group (specifically, to the company named Petersen Energía, S.A.).

We hereby request that, following the instructions that we will be providing, you prepare, sign and file on behalf of the Company, the pertinent documentation for carrying out a Special Restricted Program of American Depositary Receipts (“ADRs”) representing YPF shares (the “Program”) (we will inform you shortly of the number of shares involved) and permit the pledging of the ADRs to certain banks, for the purpose of permitting the financing of the purchase of the Petersen Group and the potential public sale of such ADRs in the United States of America, in the event that the pledge is executed by the banks that are its beneficiaries. For these purposes, it is necessary that YPF assist with certain documents and activities, among which are the following:

(i)	Execute a Registration Rights Agreement (the “Agreement”) between YPF, the Selling Shareholder, Petersen Energía S.A., Petersen Energía PTY Ltd., and a guaranty agent to be determined, and such other entities identified as Holders in the aforementioned agreement, in the terms to be decided upon at that time, and to perform the transactions specified in the Agreement.

(ii)	Execute and file with the Securities and Exchange Commission of the United States of America (the “SEC”) a Shelf-Registration Statement pursuant to the provisions of the Securities Act of 1933 of the United States of America and any other applicable regulations of the SEC on the shares that are the subject of the Program, and to keep the shelf-registration updated during the life of the Agreement.

(iii)	Execute, upon the request of the Selling Shareholder, any other instruments that may be necessary for implementing the Program and complying with the conditions of the Agreement.

With respect to this request, please note that the terms and conditions of the Program must be approved by the Selling Shareholder on the basis of the requirements of the transaction mentioned in the first paragraph of this letter. In addition, we herein state our commitment to assume and/or immediately reimburse to YPF any expenses, charges and/or attorney fees that YPF may incur as a result of the request presented in this letter. After the Agreement is executed, this commitment must be considered modified – as appropriate – by the terms of the Agreement.

With nothing further, we hope that the Company will process this request as described herein, and we thank you for your attention to this matter.

/s/ Fernando Ramírez
Fernando Ramírez
Chief Financial Officer
REPSOL YPF, S.A.
Attorney-in-Fact

YPF Sociedad Anónima

Av. R.S. Peña 777

Ciudad de Buenos Aires, Agentina, C1035AAC

February 21, 2008

Repsol YPF, S.A.

Paseo de la Castellana 278

28046 Madrid

Spain

Petersen Energia PTY, Ltd

Level 23, Rialto Towers 525

Collins Street

Melbourne, Australia

Ladies and Gentlemen:

Reference is made to that certain Registration Rights Agreement, dated as of February 21, 2008, among YPF Sociedad Anónima, an Argentine company (“YPF”), Repsol YPF, S.A., a Spanish company (“Repsol”), Petersen Energía S.A., a Spanish special purpose company, and certain other parties named therein (the “Agreement”). Capitalized terms used herein but not otherwise defined have the respective meanings assigned to them in the Agreement.

Repsol and Petersen Energia PTY Ltd (“Petersen”) hereby agree, without limitation as to time, to indemnify to the fullest extent permitted by law, YPF for any Losses paid by it pursuant to Section 7(a) of the Agreement; provided, however, that (i) Repsol and Petersen shall only indemnify YPF for any such Losses if a court of competent jurisdiction determines, in a final, non-appealable order, that such Losses were not incurred as a result of a material misstatement or omission contained in the Registration Statement or Prospectus; and (ii) Repsol and Petersen shall not indemnify YPF for any such Losses incurred by YPF to the extent YPF makes any payment related to such Losses pursuant to a settlement entered into by YPF before a final, non-appealable, determination of a court of competent jurisdiction; and provided further, that (i) Petersen’s obligations in respect of any Loss required to be indemnified hereunder is limited to 14.9% of the total amounts to be indemnified by Repsol and Petersen with respect to such Loss (the “Petersen Cap”); and (ii) Repsol’s obligations in respect of any Loss required to be indemnified hereunder is limited to 85.1% of the total amounts to be indemnified by Repsol and Petersen with respect to such loss (the “Repsol Cap”). In the event that Petersen and one or more of its affiliates acquires Option Securities pursuant to any Option Agreement from time to time, the Petersen Cap with respect to any Losses incurred as a result of claims brought against YPF after the date of such increase shall be adjusted upwards to an amount equal to the percentage of total outstanding YPF shares (including for purposes of this calculation any shares represented by ADSs) held by Petersen and its affiliates, and the Repsol Cap shall be adjusted downwards to an amount equal to the percentage of total outstanding YPF shares (including any shares represented by ADSs) held by Repsol (including for purposes of this calculation any shares (including shares represented by ADS) transferred by Repsol after the date hereof to any party other than Option Securities acquired by Petersen and its affiliates). The Petersen Cap and the Repsol Cap in effect at the time an indemnity claim is made under the Agreement shall apply to any Losses for which Petersen and Repsol indemnify YPF hereunder.

This letter agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Please sign in the space indicated below to acknowledge your agreement with the above.

[Signature pages follow]

Very truly yours,

YPF SOCIEDAD ANÓNIMA

By:
Name:
Title:

Acknowledged and Agreed as of the date written above:

REPSOL YPF, S.A.

By:
Name:
Title:

PETERSEN ENERGIA PTY LTD

By:
Name:
Title:

DIRECT AGREEMENT

21 FEBRUARY 2008

REPSOL YPF, S.A.

as the Seller

and

CREDIT SUISSE INTERNATIONAL

GOLDMAN SACHS INTERNATIONAL BANK

BNP PARIBAS

BANCO ITAÚ EUROPA, S.A. SUCURSAL FINANCEIRA EXTERIOR

(together with their assignees or successors)

as the Lenders

and

PETERSEN ENERGÍA, S.A.

(SOCIEDAD UNIPERSONAL) / (SOLE SHAREHOLDER COMPANY)

as the Borrower

and

CREDIT SUISSE, LONDON BRANCH

as Administrative Agent

and

HSBC BANK PLC

as Collateral Agent

THIS DIRECT AGREEMENT (the Agreement) is executed by Deed before me, the Notary Public of Madrid. Mr. Martín María Recarte on this 21 February 2008 by and between

(A)	REPSOL YPF, S.A. (hereinafter, the Seller), a company duly incorporated and existent under the Laws of Spain, with registered address in Madrid, Paseo de la Castellana, número 278. It is registered in the Commercial Registry of Madrid, at Tomo 3.893, Folio 175, Hoja number M-65.289. Its Tax number is A-78374725.

Acts on its behalf Mr. Fernando Ramirez Mazarredo, of legal age, married, of Spanish nationality, with professional domicile at Madrid, Paseo de la Castellana 278, holder of identity card number 1.485.502-R, by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of Madrid, Jaime Recarte Casanova, on 20 June de 2005, under number 2.008 of his files, which I have examined and consider sufficient.

(B)	PETERSEN ENERGÍA, S.A. (SOLE SHAREHOLDER COMPANY) (hereinafter, the Borrower), a company duly incorporated and existing under the Laws of Spain, with registered address in Madrid, Plaza de Pablo Ruiz Picasso, number 1, Building Torre Picasso, floor 38. It was incorporated for an indefinite period of time by jeans of Deed granted before the Notary Public of Madrid, Mr José Luís Martínez-Gil Vich, on 23 July 2007, with the number 2.918 of its registry. It is registered in the Commercial Registry of Madrid, at Tomo 24.588, Libro 0, Folio 88, Sección 8ª, Hoja number M-442.504, inscripción 1. Its Tax number is A-85.174.621.

Acts on its behalf (i) Mr. Mauro Renato José Dacomo, of legal age, of Argentinean nationality, with domicile at Cerrito 740, Piso 11, Ciudad Autónoma de Buenos Aires, holder of passport number 16764606-N; and (ii) Mr. Ignacio Cruz Morán, of legal age, of Argentinean nationality, with domicile at Cerrito 740, Piso 11, Ciudad Autónoma de Buenos Aires, holder of passport number 21763012N, by means of a power of attorney granted by the Board of Director of the Company on 6 February 2008, a certification of which was notarised by deed executed before the Notary of Madrid, Mr. Manuel Gonzalo Meneses García Valdecasas, on 11 February 2008, with the number 886 of its public registry.

(1)	CREDIT SUISSE INTERNATIONAL (hereinafter, CS), a company duly incorporated and existing under the laws of England, with registered office at 1 Cabot Square, E14 4QJ, and registered under number 2500199. CIF number N0069025E.

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of London, Mr. Andrew Jonathan Claudet on February 6, 2008, which I have examined and consider sufficient.

(2)	GOLDMAN SACHS INTERNATIONAL BANK (hereinafter, Goldman), a company duly organized and existing under the law of England, duly registered in the England and Wales Company Registry Office, with registered address at Peterborough Court, 133 Fleet Street, London, EC4A 2BB. CIF number N0060324A.

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of London, Mr. James Kerr Milligan on February 6, 2008, which I have examined and consider sufficient.

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(3)	BNP PARIBAS (hereinafter, BNP) a public company duly incorporated under the laws of France, with registered address at 16, boulevard dels Italiens, 75009 París, registered with the Commercial and Companies Registry of París with registered number 662 042 449 RCS París.

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of Paris, Mr. Pascual Dufour on February 18, 2008, a copy of which duly apostilled I have examined and consider sufficient.

(4)	BANCO ITAÚ EUROPA, S.A., acting through its SUCURSAL FINANCEIRA EXTERIOR (hereinafter, BIE). Banco Itaú Europa, S.A. is a public company duly incoroprated and existing under Portuguese Law, with registered address at Rua Tierno Galván, torre tres, décimo primer piso, freguesia of Santa Isabel, county of Lisboa, registered with the Conservatória do Registro Comercial de Lisboa under the number of identification of collective person 503.305.979. Its Sucursal Financeira Exterior is placed at Edificio Marina Fórum, Avenida Arriaga, number 77, segundo angar, room 201. of Funchal, registered with the Conservatoria do Registro Comercial da Zona Franca da Madeia under the number of identification of collective person 980.103.878. CIF number N0103158B.

Acts on its behalf Mr. Rafael Jaime Navarro Navarro, of legal age, of Spanish nationality, with professional domicile at Paseo de la Castellana, Madrid, holder of identity card number 24.271.916Q, by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of Lisbon, Mrs. María Teresa Araújo Letie on February 18, 2008, a copy of which duly apostilled I have examined and consider sufficient.

(5)	CREDIT SUISSE, LONDON BRANCH (hereinafter, CS London), branch duly incorporated under the English law, with registered number BR000469, of Credit Suisse, a bank duly incorporated and existing under the laws of Zurich, Switzerland, with the company number CH-020.3.923.549-1. The branch has its registered office at 1, Cabot Square, London, E14 4QJ. CIF number N0060330H.

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of London, Mr. Jeremy Brookers Burguess on February 15, 2008, a copy of which duly apostilled I have examined and consider sufficient.

(6)	HSBC BANK PLC, a limited liability company duly existing and incorporated under the laws of England, registered with the Office of the Companies Registry of England and Wales under the number 14259, with registered address at 8 Canada Square, London E14 5HQ (hereinafter, together with any successors or assignees in such capacity, the Collateral Agent).

Acts on its behalf Mr. Eduardo Sebastián de Erice y Malo de Molina, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia, number 10, holder of identity card number 51388757H, and Mr. Pablo Manuel Rodríguez Abelenda, of legal age, lawyer, of Spanish nationality, with professional domicile in Madrid at street Pedro de Valdivia,

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number 10, holder of identity card number 19.012.777B by virtue of the power of attorney granted to him by means of a Deed executed before the Notary Public of London, Mr. Richard Graham Rosser on February 18, 2008, a copy of which duly apostilled I have examined and consider sufficient.

Hereinafter, CS, Goldman, BNP and Banco Itaú together with their successors or assignees and any other party that have acceded as Lender to the Credit Agreement, shall be jointly referred to as the Lenders and each as a Lender.

CS London appears in its capacity of Administrative Agent under the Credit Agreement. In this capacity, CS London together with any other party that may from time to time become the Administrative Agent under the Credit Agreement, shall be referred to as the Administrative Agent.

I identify the appearers by their personals identification documents. I have checked the legal capacity of the appearers and a copy of the powers of attorney aforementioned, which I consider sufficient.

WHEREAS

(1)	That under the Sale and Purchase Agreement (as defined herein) the Seller has sold the Shares to the Borrower.

(2)	That under Section 5.3 of the Sale and Purchase Agreement, upon the occurrence of the Condition Subsequent, the Borrower has agreed and instructed the Seller to pay directly to the Administrative Agent the amounts outstanding under the Credit Facility pursuant to Section 2.04(b)(v) of the Credit Agreement.

NOW THEREFORE it is agreed as follows:

1.	DEFINITIONS

In this Agreement, the terms

Agreement means this Agreement.

Antitrust Commission means, (i) the Comisión Nacional de Defensa de la Competencia and the Secretaría de Comercio Interior of Argentina or the Secretaría de Industria, Comercio y Minería of Argentina, (ii) the Tribunal Nacional de Defensa de la Competencia of Argentina, in the event the latter is established, or (iii) any governmental authority that succeeds to the functions of any of the foregoing.

Argentine Account shall have the same meaning as defined in the Credit Agreement.

Borrower’s Account shall have the same meaning as such term is defined in the Credit Agreement.

Borrower’s Administration Account shall have the same meaning as such term is defined in the Credit Agreement.

Business Days means any day that is not a Saturday or a Sunday, or any other day in which commercial banks in New York, London and Madrid are open for business.

Collateral Agent’s Account shall have the same meaning as defined in the Credit Agreement.

Condition Subsequent means (i) the failure to obtain within twelve months from the date of the Sale and Purchase Agreement the authorization of the Purchase (“Compraventa”, as defined in the Sale and Purchase Agreement) from the Antitrust Commission (whether express by the Antitrust Commission or in the form of a written acknowledgment issued by the Secretariat of Inland Trade

3

(“Secretaría de Comercio Interior”) of Argentina or the governmental body that replaces it in the future as the highest authority for competition matters in Argentina, stating that a deemed authorisation has been granted); or (ii) the denial of the above-referred authorisation; or (iii) if invoked by the affected party as a Condición Resolutoria as set forth in Section 5.3 of the Sale and Purchase Agreement, the imposition by the Antitrust Commission of conditions or obligations that may have a material adverse impact on the Seller, the Borrower or YPF Sociedad Anónima

Credit Agreement means the Credit Agreement dated as of the 21st February, 2008 by the Borrower, the Lenders (as defined therein), Credit Suisse, London Branch (as Administrative Agent), HSBC Bank plc (as Collateral Agent), as amended from time to time.

Debt Service Reserve Account shall have the same meaning as defined in the Credit Agreement.

Direct Payment Amount shall mean the Unwinding Amount less the amounts on deposit in the Collateral Agent’s Account on the date the Administrative Agent delivers the notice referred to Clause 2.1(c).

Intercreditor Agreement means the Intercreditor Agreement relating, inter alia, to the Credit Agreement and a Subordinated Seller Loan Agreement (as defined in the Credit Agreement) dated as of on the 21st February, 2008 by the Administrative Agent, HSBC Bank Plc, as Collateral Agent, the Borrower and various creditors and shareholders.

Parties means the parties to this Agreement.

Pledge over Credit Rights means the pledge created to secure the Secured Obligations over the credits rights derived from the Sale and Purchase Agreement created by Deed executed on the date hereof by the Borrower, the Lenders and the Collateral Agent (as defined therein) and authorized by me, the Notary Public.

Sale and Purchase Agreement means the Agreement of Purchase of Shares (Contrato de Compraventa de Acciones) between the Seller and the Borrower in respect of the Shares.

Shares means the shares in YPF Sociedad Anónima (including American depository shares representing such shares) sold by the Seller to the Borrower under the Sale and Purchase Agreement.

Unwinding Amount means the aggregate amounts of principal, interest, Call Premium (as defined in the Credit Agreement) and other amounts payable by the Borrower pursuant to Section 2.04(b)(v) of the Credit Agreement, certified by the Administrative Agent in the notice required to be delivered under Clause 2.1(c) hereof.

Unwinding Date means a date not later than 10 Business Days after the Administrative Agent has received the notice referred to in Clause 2.1(b).

2.	DIRECT PAYMENT

2.1	Direct Payment by the Seller

(a)	The Seller agrees to pay the Administrative Agent an amount equal to the Direct Payment Amount upon the terms and subject to the conditions set forth in this Agreement.

(b)	Upon the occurrence of the Condition Subsequent, the Borrower and/or the Seller shall give notice thereof to the Administrative Agent and shall notify the Administrative Agent of the Unwinding Date.

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(c)	Within five Business Days from receipt by the Administrative Agent of the notice referred to in Clause 2.1 (b) by any of the Borrower or the Seller, the Administrative Agent shall deliver to the Seller and to the Borrower a notice certifying the Direct Payment Amount and setting forth the wire transfer information necessary for the Seller to pay such amount to the Administrative Agent.

(d)	The Direct Payment Amount shall be paid by the Seller to the Administrative Agent on the Unwinding Date, in cleared funds, without deduction, set-off or counterclaim, for value on the same date of payment into the account of the Administrative Agent specified in the notice referred to in Clause 2.1(c).

2.2	Return of excess to the Seller and operation of accounts

(a)	If the payments received by the Administrative Agent from the Seller pursuant to clause 2.1 exceed the Direct Payment Amount, the Administrative Agent shall promptly return any excess to the Seller by means of a bank transfer to such account as may be notified by the Seller to the Administrative Agent. The payment of such excess by the Administrative Agent to the Seller is without prejudice of the Borrower’s rights under the Sale and Purchase Agreement.

(b)	Upon receipt of the notice referred to in Clause 2.1(b), the Administrative Agent shall instruct the Collateral Agent to transfer all amounts in the Borrower’s Account, the Debt Service Reserve Account and, to the extent permitted by applicable law, the Argentine Account into the Collateral Agent’s Account in immediately available funds.

(c)	If on the date on which the Administrative Agent delivers the notice referred to in Clause 2.1.(c) any funds remain on deposit in the Argentine Account subject to receipt of payment of the Direct Payment Amount in accordance with Clause 2.1.(d), the Administrative Agent shall instruct the Collateral Agent, to the extent permitted by applicable law, as soon as possible after such funds can legally be withdrawn from the Argentine Account and transferred outside of Argentina, to transfer such funds to the Seller by means of a bank transfer to such account of the Seller as the Seller may instruct, it being understood that neither the Administrative Agent nor the Collateral Agent shall have any liability to the Seller arising from, and that the Seller shall bear (or reimburse to the Administrative Agent or the Collateral Agent, as applicable) any and all, costs (including any loss due to unfavourable exchange rates) and/or expenses relating to or incurred in connection with such transfer. The obligation of the Administrative Agent under the immediately preceding sentence shall survive the termination of this Agreement by reason of the payment by the Seller of the Direct Payment Amount.

(d)	If on the date on which the Administrative Agent delivers the notice referred to in Clause 2.1.(c) any funds remain on deposit in the Borrower’s Administration Account, the Borrower shall transfer such funds to the Seller by means of a bank transfer to such account of the Seller as the Seller may instruct. The obligation of the Borrower under the immediately preceding sentence shall survive the termination of this Agreement by reason of the payment by the Seller of the Direct Payment Amount.

(e)	The Borrower agrees not to instruct the transfer of any of the amounts deposited in the Borrower’s Administration Account and in the Borrower’s Account from and after the occurrence of the Condition Subsequent, except as contemplated under the Credit Agreement and this Clause 2.2.

2.3	Security interests

(a)

The Collateral Agent shall release the pledge over the Shares upon notice from the Administrative Agent of the receipt in full of the Direct Payment Amount, which the Administrative Agent agrees to deliver immediately to the Seller as provided in Clause 2.3(b) below. If the Direct Payment Amount has been received in full by the Administrative Agent, the Parties shall take all appropriate action as

5

may be reasonably necessary to deliver the Shares to the Seller (or the Seller’s designee) free and clear of all liens, and to deliver all documents (such as pay-off letters and UCC termination statements, if any) as reasonably may be requested by the Seller evidencing the release of all liens on the Shares.

(b)	This agreement is without prejudice of any other security created in relation to the Credit Agreement (including the Pledge over Credit Rights) and without prejudice of the terms and conditions of the Intercreditor Agreement.

3.	TERMINATION

This Agreement shall terminate the earlier of (i) the date on which the authorization of the Purchase (“Compraventa”, as defined in the Sale and Purchase Agreement) from the Antitrust Commission (whether express by the Antitrust Commission or in the form of a written acknowledgment issued by the Secretariat of Inland Trade (“Secretaría de Comercio Interior”) of Argentina or the governmental body that replaces it in the future as the highest authority for competition matters in Argentina, stating that a deemed authorisation has been granted) is granted, or (ii) upon the payment in full by the Seller to the Administrative Agent of the Direct Payment Amount as provided in this Agreement.

Notwithstanding the foregoing, the obligations of the Administrative Agent under Clause 2.2(a) above shall remain in force and effect until such time that such obligations have been satisfied.

4.	BREACH OF NOTICE OF CONDITION SUBSEQUENT

Failure by the Seller and the Borrower to give the notice under Clause 2.1(b) above shall constitute a breach of this Agreement by the Seller. If such a breach occurs, the Administrative Agent shall be entitled to claim damages under the applicable provisions of the Spanish Civil Code.

5.	OTHER PROVISIONS

5.1	Administrative Agent

The Seller hereby recognizes that the Administrative Agent is entitled to act in the name and on behalf of the Lenders in relation with this Agreement. The Administrative Agent shall not have to prove the power of attorney and authority to make act in the name and on behalf of the Lenders under or in relation to this Agreement.

The functions and responsibilities of the Administrative Agent hereunder may be assigned to any other Agent under the Credit Agreement by notice to the Parties.

5.2	Notifications

All notices between the Parties relating to this Agreement or arising hereunder shall be made by any mean that permit the certification of the content and date of the notification (such as, without limitation, Spanish notarized deeds of notification, burofaxes, etc.).

The addresses of the Parties for the purposes of notifications are as follows:

Seller

Repsol YPF, S.A.

Paseo de la Castellana, 278

28046 Madrid.

Fax.: +34.91.314.29.35

Att.: Chief Executive Officer

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With copy to

Repsol YPF, S.A.

Paseo de la Castellana, 278

28046 Madrid.

Fax.: +34.91.348.61.11

Att.: Corporate Director of Legal Services

With copy to

Repsol YPF, S.A.

Paseo de la Castellana, 278

28046 Madrid.

Fax.: +34.91.348.94.92

Att.: Corporate Director of Tax and Finance

With copy to

Latham&Watkins

María de Molina 6, 4th Floor

28006 Madrid

Fax +34.902.882.228

Administrative Agent

Credit Suisse, London Branch

One Cabot Square, London

E14 4QJ

Attention: Ian Croft / Elvin Tan,

Facsimile Number: 011-44-20-7888-8398

Borrower

Petersen Energía, S.A.

Plaza de Pablo Ruiz Picasso, número 1

Edificio Torre Picasso, planta 38.

28020

Madrid

Lenders

Notifications to the Lenders shall be done to the Administrative Agent.

Any Party may change the notifications addresses from time to time by means of a notification sent to the other Parties in accordance with this provision.

5.3	Cost and Taxes

All cost, expense, tax, duty or amount payable by the Lenders, the Collateral Agent or the Administrative Agent to any person, authority or entity in relation with this Agreement, any notice given with regard to the execution and performance of this Agreement or any other document granted with regard to this Agreement, including without limitation any notarial cost, taxes and duties arising from the granting of the deed raising this Agreement into the status of a Spanish public document, shall be paid by the Borrower.

5.4	Enforcement proceedings and independent obligations

Each Lender and/or the Administrative Agent have opened and keep in their books special accounts in the name of the Seller for the recording of the amounts to be paid under this Agreement. According to section 572 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) the Parties expressly agree that the Lenders and the Administrative Agent shall be entitled to determine (liquidar) the amounts owed under this Agreement for the purposes of an enforcement proceeding.

7

This determination shall be done by means of a certificate of the Lenders (or of the Administrative Agent on their behalf), which shall include the balance of the accounts referred to in this provision. The Parties agree that the delivery of a copy of this Deed and a copy of such certificate (duly notified to the Seller in accordance with article 573 of the Civil Procedure Act) will constitute a sufficient prove of the amounts owed under this Agreement in any enforcement proceeding. The certificate will be notarized at the request of the Lenders or the Administrative Agent, and the Notary will certify that the amount established in the certificate has been calculated as agree herein.

The obligations hereunder shall be independent from any discrepancy, question, judicial or arbitral proceeding or conflict existing or that may exist in the future in relation with the Credit Agreement or the Sale and Purchase Agreement.

5.5	Governing Law and jurisdiction

This Agreement shall be construed and is governed by Spanish common law without regard to the rules of international private law.

The appearing Parties to this Agreement, expressly waiving any other jurisdiction to which they may be entitled, expressly and irrevocably submit to the Courts and Tribunals of the City of Madrid (Spain) for any dispute that may arise from the interpretation, validity or performance of this Agreement.

IN WITNESS WHEREOF this agreement has been executed the day and year first before written.

PETERSEN ENERGÍA, S.A.	PETERSEN ENERGÍA, S.A.
P.P.: D. Mauro Renato José Dacomo	P.P.: D. Ignacio Cruz Morán

REPSOL YPF, S.A.
P.P.: D. Fernando Ramirez Mazarredo

CREDIT SUISSE INTERNATIONAL	CREDIT SUISSE INTERNATIONAL
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

8

GOLDMAN SACHS INTERNATIONAL BANK	GOLDMAN SACHS INTERNATIONAL BANK
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

BNP PARIBAS	BNP PARIBAS
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

BANCO ITAÚ EUROPA, S.A. SUCURSAL
FINANCEIRA EXTERIOR
P.P.: D. Rafael Jaime Navarro Navarro

CREDIT SUISSE, LONDON BRANCH	CREDIT SUISSE, LONDON BRANCH
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

HSBC BANK, Plc	HSBC BANK, Plc
P.P.: D. Eduardo Sebastián de Erice y Malo de Molina	P.P.: D. Pablo Manuel Rodríguez Abelenda

La presente póliza se formaliza, según se expresa anteriormente, con la intervención del Notario, D. Martín María Recarte, a todos los efectos legales pertinentes, incluso a los previstos en el articulo 571 de la Ley de Enjuiciamiento Civil, artículo 93 del Código de Comercio y demás legislación concordante.

Las partes se manifiestan conformes con la presente Póliza, la otorgan y firman con mi intervención y acuerdan firmar únicamente en la página donde figuran sus antefirmas, indicando al Notario que numere las hojas de que consta el presente documento y selle y rubrique todas ellas.

9

Y yo el Notario, habiendo hecho las oportunas advertencias legales, doy fe de la identidad de los otorgantes, de la legitimidad de sus firmas, de que el consentimiento ha sido libremente prestado, y de que el otorgamiento se adecua a la legalidad y a la voluntad debidamente informada de los otorgantes o intervinientes.

Con mi intervención, haciendo constar que el presente documento queda en mi archivo para su conservación en el Libro-Registro de Operaciones, constando en [    ] folios numerados (incluyendo los anexos) rubricados y sellados por mí, el Notario.

10

EXECUTION COPY

CREDIT AGREEMENT

dated as of

February 21, 2008

among

PETERSEN ENERGÍA, S.A.,

as Borrower

The LENDERS Party Hereto

CREDIT SUISSE, LONDON BRANCH,

as Administrative Agent

and

HSBC BANK PLC,

as Collateral Agent

CREDIT SUISSE INTERNATIONAL,

as Global Coordinator

CREDIT SUISSE INTERNATIONAL,

GOLDMAN SACHS INTERNATIONAL BANK,

BNP PARIBAS,

and

BANCO ITAÚ EUROPA S.A. – SUCURSAL FINANCEIRA EXTERIOR,

as Joint Bookrunners and Joint Lead Arrangers

$1,026,000,000

Credit Agreement

Credit Agreement

- ii -

SECTION 9.14.	Treatment of Certain Information; Confidentiality	74
SECTION 9.15.	No Fiduciary Duty	76

SCHEDULE I	–	Commitments

EXHIBIT A-1	–	Form of Assignment and Assumption
EXHIBIT A-2	–	Form of Spanish Assignment Agreement
EXHIBIT A-3	–	Form of Agent’s Power of Attorney
EXHIBIT B	–	Form of Purchase Agreement
EXHIBIT C	–	Form of Shareholders Agreement
EXHIBIT D	–	Form of Registration Rights Agreement
EXHIBIT E	–	Form of Subordinated Seller Loan Agreement
EXHIBIT F	–	Form of Intercreditor Agreement
EXHIBIT G-1	–	Form of Holdings Existing Shares Pledge Agreement
EXHIBIT G-2	–	Form of Pledge of Accounts
EXHIBIT G-3	–	Form of Pledge of Contracts
EXHIBIT G-4	–	Form of Holdings Credit Rights Pledge Agreement
EXHIBIT H	–	Form of Security Agreement
EXHIBIT I	–	Form of Direct Agreement
EXHIBIT J	–	Form of Deed of Charge
EXHIBITS K	–	Forms of Opinions of Counsel
EXHIBIT L	–	Form of Promissory Note
EXHIBIT M	–	Form of Notice of Borrowing
EXHIBIT N	–	Form of Process Agent Acceptance
EXHIBIT O	–	Form of Collateral Coverage Ratio Compliance Certificate
EXHIBIT P	–	Form of Administrative Questionnaire

Credit Agreement

- iii -

CREDIT AGREEMENT dated as of February 21, 2008, among PETERSEN ENERGÍA, S.A., a special purpose company incorporated under the law of the Kingdom of Spain with Spanish Tax Number A-85.174.621 (the “Borrower”), the LENDERS (as defined below), CREDIT SUISSE, LONDON BRANCH, as Administrative Agent, and HSBC BANK PLC, as Collateral Agent.

The Borrower has requested that the Lenders make loans to the Borrower in an aggregate principal amount not exceeding $1,026,000,000, to permit the Borrower to, among other things, pay a portion of the purchase price in respect of the Acquisition (as defined below). The Lenders are prepared to extend such credit upon the terms and conditions hereof, and, accordingly, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“2006 Dividend” means the dividend declared by the shareholders’ meeting of the Company on February 7, 2008 in an amount equal to 10.76 Argentine Pesos per share, to be paid on February 29, 2008.

“Account Bank” means (i) in respect of the Collateral Agent’s Account and the Borrower’s Account, HSBC Bank plc, (ii) in respect of the Debt Service Reserve Account, BNP Paribas London Branch and (iii) in respect of the Borrower’s Administration Account, Credit Suisse Madrid Branch.

“Accounts” means the Debt Service Reserve Account, the Collateral Agent’s Account, the Borrower’s Account and the Borrower’s Administration Account.

“Acquired Shares” means 58,603,606 Class D shares of the Company (and/or American Depositary Shares representing such shares).

“Acquisition” means the acquisition by the Borrower of the Acquired Shares, together with the right to receive certain dividends, pursuant to the Purchase Agreement.

“Additional Seller Subordinated Debt” means Indebtedness of the Borrower (a) owing to the Seller or owing to any other Person and fully guaranteed by the Seller, (b) subordinated to the Loans hereunder on terms substantially similar to the terms of the Subordinated Seller Loan Agreement (except that no Collateral will be released to be pledged to secure such Indebtedness), (c) subject to the Intercreditor Agreement, (d) in an aggregate principal amount not exceeding $250,000,000 and (e) the proceeds of which are used to finance the purchase of additional Shares by the Borrower.

“Administrative Agent” means CS, in its capacity as administrative agent for the Lenders hereunder.

Credit Agreement

“Administrative Agent’s Account” means the account of the Administrative Agent at Citibank, N.A., Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB, United Kingdom, SWIFT: CITIGB2L, Account No. 11948822, Account name: Credit Suisse London Branch re Petersen Energia, Attention: MOSYND, Re Petersen Energia, or such other account outside the United States as may be designated by the Administrative Agent to the Borrower and the Lenders in writing.

“Administrative Questionnaire” means an Administrative Questionnaire in the form of Exhibit P.

“Affected Interest Period” has the meaning set forth in Section 2.07.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent’s Power of Attorney” means a power of attorney granted by a Lender in the form of Exhibit A-3 or any other form approved by the Administrative Agent.

“Agents” means the Administrative Agent and the Collateral Agent.

“Annual Collateral Coverage Ratio” means, for any fiscal year of the Company, the ratio of (a) (i) prior to the date of the first initial public offering of the Class D shares of the Company following the Closing Date, the Share Collateral Value as at the last day of such fiscal year and (ii) after the date of the first initial public offering of the Class D shares of the Company following the Closing Date, the Share Collateral Value as at the sixth Business Day after the Company has made publicly available its audited financial statements for such fiscal year to (b) the aggregate outstanding principal amount of the Loans on the sixth Business Day after the Company has made publicly available its audited financial statements for such fiscal year.

“Antitrust Commission” means (i) the Comisión Nacional de Defensa de la Competencia and the Secretaría de Comercio Interior of Argentina or the Secretaría de Industria, Comercio y Minería of Argentina, (ii) the Tribunal Nacional de Defensa de la Competencia of Argentina, in the event the latter is established, or (iii) any Governmental Authority that succeeds to the functions of any of the foregoing.

“Applicable Margin” means 5.65% per annum.

“Applicable Percentage” means, with respect to any Lender, the percentage of the total Loans represented by such Lender’s Loan.

“Argentina” means the Republic of Argentina.

“Argentine Account” means an account in the name of, and of a type approved by, the Collateral Agent or its designee, maintained by the Collateral Agent or such designee in Argentina with a bank or other financial institution selected by the Collateral Agent, or any other account in Argentina that replaces such account with the approval of the Administrative Agent.

Credit Agreement

“Argentine GAAP” means generally accepted accounting principles in Argentina.

“Argentine Pesos” or “AR$” refers to lawful money of Argentina.

“Arrangers” means, collectively, Credit Suisse International, Goldman Sachs International Bank, BNP Paribas and Banco Itaú S.A. – Sucursal Financeira Exterior.

“Asset Taxes” means the aggregate amount payable by the shareholders of Holdings in respect of personal asset taxes (or equivalent taxes) solely in connection with the ownership of the Borrower and indirectly the Shares for any fiscal year of such shareholders, provided that the amount of such personal assets taxes (or equivalent taxes) for any fiscal year that shall constitute “Asset Taxes” hereunder shall not exceed (i) $2,500,000 for the fiscal year of such shareholders ending in 2008, (ii) $5,000,000 for the fiscal year of such shareholders ending in 2009, (iii) $6,500,000 for the fiscal year of such shareholders ending in 2010, (iv) $8,500,000 for the fiscal year of such shareholders ending in 2011 and (v) $11,000,000 for the fiscal year of such shareholders ending in 2012.

“Asset Taxes Reserved Amount” means, for each Measurement Period, the amount of Asset Taxes that the Borrower estimates, as notified by the Borrower to the Agents in writing not later than five Business Days prior to the last day of such Measurement Period, will be payable in the immediately following Measurement Period.

“Asset Taxes Unused Amount” means, for each Measurement Period (the “current Measurement Period”), the amount, if any, by which the Asset Taxes Reserved Amount for the immediately preceding Measurement Period exceeds the aggregate amount of Asset Taxes paid during the current Measurement Period.

“Assigned Dividend” means the right of the Borrower to receive payment of a portion of the 2006 Dividend equal to the proportion that the Acquired Shares bear in relation to all of the outstanding shares of capital stock of the Company multiplied by the 2006 Dividend, which right the Borrower has assigned to the Seller as consideration for a portion of the purchase price of the Acquired Shares pursuant to the Purchase Agreement.

“Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A-1 or any other form approved by the Administrative Agent.

“Australia” means the Commonwealth of Australia.

“Board” means the Board of Governors of the Federal Reserve System of the United States.

“Borrower” has the meaning assigned to such term in the recital of parties hereto.

“Borrower Pledge Agreement” has the meaning assigned to such term in the Security Agreement.

Credit Agreement

“Borrower’s Account” means Account No. 68107033, titled “Petersen Energía, S.A. Borrower’s Account”, maintained by the Borrower outside the United States with the applicable Account Bank, or any other account outside the United States that replaces such account with the approval of the Administrative Agent.

“Borrower’s Administration Account” means Account No. ES88 1460 0001 50 0000036561, titled “Petersen Energía, S.A. Borrower’s Administration Account”, maintained by the Borrower in Madrid, Spain with the applicable Account Bank, or any other account outside the United States that replaces such account with the approval of the Administrative Agent.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York; London, England; Madrid, Spain; (solely for purposes of Section 2.02(b)) Paris, France; or (except for purposes of Section 2.04(b)(v)) Buenos Aires, Argentina are authorized or required by law to remain closed and that is also a London Banking Day.

“Call Premium” means, with respect to (a) any prepayment of the Loans made on or prior to the first anniversary of the Closing Date pursuant to Section 2.04(a), 2.04(b)(iii), 2.04(b)(iv) or 2.04(b)(v) and (b) any assignment pursuant to Section 2.14 made on or prior to the first anniversary of the Closing Date, an amount equal to 1% of the principal amount of such prepayment or assignment.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under the applicable generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with the applicable generally accepted accounting principles.

“Cash Equivalents” means any one or more of the following securities or obligations with a maturity date of no later than the Business Day prior to the Payment Date immediately following the date of acquisition thereof: (a) direct obligations of, or obligations fully guaranteed as to timely payment of principal and interest by, the United States, the United Kingdom, Spain, the French Republic, the Federal Republic of Germany or any agency or instrumentality of any thereof, provided that at the time of investment each such obligation is backed by the full faith and credit of the United States, the United Kingdom, Spain, the French Republic or the Federal Republic of Germany, as applicable; or (b) readily marketable investments in mutual funds (including funds for which either Agent or any Lender or any of their respective Affiliates acts as investment adviser or manager), or other types of securities offering full principal protection at maturity which seek to maintain a constant net asset value and which are rated at the time of investment “AA” by S&P and “Aa2” by Moody’s (or, in each case, the equivalent thereof for mutual funds); or (c) demand deposits, including interest bearing money market accounts, time deposits, trust funds, trust accounts, overnight bank deposits, interest-bearing deposits, and certificates of deposit or bankers acceptances of depository institutions, including either Agent or any Lender or any of their respective Affiliates, which are rated at the time of investment “AA” by S&P and “Aa2” by Moody’s (or, in each case, the equivalent thereof).

Credit Agreement

“Change in Law” means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Section 2.08(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

“Change of Control” means (a)(i) the Seller or (ii) any other entity that (w) is engaged principally in the oil and gas business, (x) at the time of the relevant transaction has a rating of A1 or better by Moody’s and A+ or better by S&P (and such rating would not be reduced below either such level (or, if at either such level, put on negative watch) as a result of such transaction), (y) has assumed all of the Seller’s obligations under the Shareholders Agreement and (z) is organized under the laws of and domiciled in a Permitted Country shall fail to own, directly or indirectly, a majority of the voting common stock of the Company, (b) the Borrower shall fail to own, directly or indirectly, at least 10% of the adjusted voting common stock of the Company (as determined pursuant to the Shareholders Agreement), provided that the Borrower does not lose its management and veto rights with respect to the Company under the Shareholders Agreement at that ownership level, (c) Holdings shall fail to own a majority of the voting common stock of the Borrower or (d) the Eskenazi Family and Affiliates controlled by one or more of the Eskenazis shall fail to collectively own, directly or indirectly, a majority of the voting common stock of the Borrower.

“Closing Date” means the date (which shall be a Business Day) on which the conditions specified in Article IV are satisfied (or waived in accordance with Section 9.02).

“Collateral” means all property of each of the Borrower and Holdings purported to be covered by the Security Documents. The term “Collateral” shall not include the Excluded Shares or any Acquired Shares released from the Collateral pursuant to clause (x) of the proviso to Section 5.10(a).

“Collateral Agent” means HSBC Bank plc, in its capacity as collateral agent for the Administrative Agent and the Lenders under the Security Documents.

“Collateral Agent’s Account” means Account No. 68107041, titled “Petersen Energía, S.A. Collateral Agent’s Account”, maintained by the Borrower outside the United States with the applicable Account Bank, or any other account outside the United States that replaces such account with the approval of the Administrative Agent.

“Collateral Coverage Ratio” means, as at any date of determination, the ratio of (a) the Share Collateral Value as at such date of determination to (b) the aggregate outstanding principal amount of the Loans on such date of determination.

“Commitment” means, with respect to each Lender, the commitment of such Lender to make a Loan hereunder, as such commitment may be reduced or increased from time

Credit Agreement

to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The initial amount of each Lender’s Commitment is set forth on Schedule I, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable. The initial aggregate amount of the Lenders’ Commitments is $1,026,000,000.

“Commitment Letter” means the commitment letter dated as of December 21, 2007 among the Borrower and the Arrangers.

“Company” means YPF Sociedad Anónima, a sociedad anónima organized under the laws of Argentina.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“CS” means Credit Suisse, London Branch, and any Affiliate thereof that is not a Regulation U Bank.

“Cuban Assets Control Regulations” shall have the meaning set forth in Part 515 of Title 31 of the United States Department of the Treasury Code of Federal Regulations.

“Debt Incurrence” means the incurrence by the Borrower after the Closing Date of any Indebtedness other than Permitted Subordinated Debt and Additional Seller Subordinated Debt.

“Debt Service Reserve Account” means Account No. # 09618 078074 001 71 USD, (IBAN: GB 35 BNPA 2346 3578 0740 10), titled “Petersen Energía, S.A. Debt Service Reserve Account”, maintained by the Borrower outside the United States with the applicable Account Bank, or any other account outside the United States that replaces such account with the approval of the Administrative Agent.

“Debt Service Coverage Ratio” means, with respect to any Measurement Period, the ratio of:

(a) the aggregate amount of cash dividends and other cash distributions (other than (i) distributions resulting from capital reductions and (ii) the Assigned Dividend) received by the Borrower during such Measurement Period in respect of the Shares (including from Excluded Shares) to

(b) the sum of (i) the aggregate amount of cash interest payments and scheduled principal payments in respect of the Loans, in each case paid or payable by the Borrower during such Measurement Period plus (ii) the Asset Taxes Reserved Amount for such Measurement Period, plus (iii) the aggregate amount of Permitted Borrower Expenses for such Measurement Period, plus (iv) the aggregate amount of fees, expenses and other amounts, in each case paid or payable by the Borrower under the Transaction Documents during such Measurement Period (other than fees, expenses and other amounts paid on the Closing Date), minus (v) the aggregate amount of payments received

Credit Agreement

by the Borrower under the Interest Rate Cap Agreement during such Measurement Period minus (vi) the aggregate amount of any earnings on amounts on deposit in the Debt Service Reserve Account representing Excess Reserve Amount transferred to the Collateral Agent’s Account on the Business Day prior to the last day of such Measurement Period pursuant to the first sentence of Section 2.12(d)(ii) minus (vii) the aggregate amount of earnings on amounts on deposit in the Collateral Agent’s Account during such Measurement Period minus (viii) the Asset Taxes Unused Amount for such Measurement Period, provided that (x) with respect to the first Measurement Period, the amounts referred to in clauses (i) through (viii) of paragraph (b) above (other than scheduled principal payment in respect of the Loans) shall be multiplied by 180 and divided by the number of days in such Measurement Period and (y) with respect to any Measurement Period, the amount of each Specified Equity Contribution made during such Measurement Period shall be treated as cash dividends in respect of the Shares.

“Deed of Charge” means the Deed of Charge dated as of February 21, 2008 granted by the Borrower in favor of the Collateral Agent, in the form of Exhibit J.

“Default” means any event or condition which constitutes an Event of Default or which, with the giving of notice, or the passage of time or the making of any determination (or any combination of the foregoing) would, unless cured or waived, become an Event of Default.

“Direct Agreement” means the Direct Agreement dated as of February 21, 2008 among the Borrower, the Seller, the Lenders, the Administrative Agent and the Collateral Agent, in the form of Exhibit I.

“Disposition of Shares” means any sale, transfer or other disposition (other than any release pursuant to clause (x) of the proviso to Section 5.10(a)) of, or any capital reduction in respect of, any Shares included in the Collateral or any Excluded Shares.

“Dollars” or “$” refers to lawful money of the United States.

“EBITDAX” means, for any period, with respect to the Company and its consolidated Subsidiaries on a consolidated basis, without duplication, the sum of (a) operating revenues minus (b) operating costs and expenses (including sales and administrative expenses, taxes other than income tax (impuesto a las ganancias)) plus (c) amortization, depreciation, depletion and exploration expense (to the extent included in operating expenses) plus (d) income from long-term investments, in each case determined in accordance with Argentine GAAP.

“ECF Sweep Percentage” means (a) for any Measurement Period other than the first Measurement Period, (x) 75%, with respect to any amount of Excess Cash Flow up to $28,650,000 for such Measurement Period and (y) 100%, with respect to any amount of Excess Cash Flow in excess of $28,650,000 for such Measurement Period and (b) for the first Measurement Period, (x) 75%, with respect to any amount of Excess Cash Flow up to the product of $57,300,000 multiplied by the number of days in such Measurement Period divided by 365 and (y) 100%, with respect to any amount of Excess Cash Flow in excess of the product of $57,300,000 multiplied by the number of days in such Measurement Period divided by 365.

Credit Agreement

“Eligible Lender” means (a) a Spanish Domestic Bank, (b) a Non-Domestic Bank or (c) a Treaty Bank; provided that the term “Eligible Lender” shall in no event include any Regulation U Bank.

“Equity Contribution” means the contribution by Holdings to the Borrower as common equity made in connection with the Acquisition of an aggregate amount of not less than $110,000,000 in cash and/or cash equivalents.

“Equity Issuance” means (a) any issuance or sale by the Borrower after the Closing Date of (i) any of its capital stock, (ii) any warrants or options exercisable in respect of its capital stock or (iii) any other security or instrument representing an equity interest (or the right to obtain any equity interest) in the Borrower or (b) the receipt by the Borrower after the Closing Date of any capital contribution (whether or not evidenced by any equity security issued by the recipient of such contribution), including any Specified Equity Contribution, provided that the term “Equity Issuance” shall not include any capital contribution made by Holdings to the Borrower the proceeds of which are used by the Borrower to acquire Excluded Shares.

“Equity Rights” means, with respect to any Person, any subscriptions, options, warrants, commitments, preemptive rights or agreements of any kind (including any shareholders’ or voting trust agreements) for the issuance, sale, registration or voting of, or securities convertible into, any additional shares of capital stock of any class, or partnership or other ownership interests of any type in, such Person.

“Eskenazi Family” means, collectively, (a) the Eskenazis, (b) the spouse or any lineal descendant (including adopted children) of any of the Eskenazis (collectively, the “Spouses and Descendants”), (c) any trust solely for the benefit of any one or more of the Eskenazis or any of the Spouses and Descendants, (d) any family trust, partnership or limited liability company established solely for the benefit of any one or more of the Eskenazis or any of the Spouses and Descendants, or for estate planning purposes, of any of the Eskenazis and (e) the heirs, executors, administrators, guardian or conservator of an Eskenazi or of a trust under any of an Eskenazi’s will and following the death or disability of that Eskenazi.

“Eskenazis” means, collectively, Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey.

“Event of Default” has the meaning assigned to such term in Article VII.

“Excess Cash Flow” means, for any Measurement Period:

(a) the sum of the following amounts, to the extent credited to the Collateral Agent’s Account on or prior to 5:00 p.m., London time, on the Business Day immediately preceding the last day of such Measurement Period: (i) the aggregate amount of cash dividends and other cash distributions (other than (x) distributions resulting from any capital reduction and (y) the Assigned Dividend) received by the Borrower during such Measurement Period in respect of the Shares (including from Excluded Shares), plus (ii) the aggregate amount of payments received by the Borrower under the Interest Rate Cap Agreement during such Measurement Period plus (iii) the aggregate amount of any earnings on amounts on deposit in the Debt Service Reserve Account representing Excess Reserve Amount transferred to the Collateral Agent’s

Credit Agreement

Account on the Business Day prior to the last day of such Measurement Period pursuant to the first sentence of Section 2.12(d)(ii) plus (iv) the aggregate amount of earnings on amounts on deposit in the Collateral Agent’s Account during such Measurement Period minus

(b) the sum of (i) the aggregate amount of cash interest payments and scheduled principal payments in respect of the Loans, in each case paid by the Borrower during such Measurement Period plus (ii) the aggregate amount of payments (including Restricted Payments) in respect of Asset Taxes made by the Borrower during such Measurement Period plus (iii) the aggregate amount of Permitted Borrower Expenses for such Measurement Period plus (iv) the aggregate amount of fees, expenses and other amounts, in each case paid or payable by the Borrower under the Transaction Documents (other than the Subordinated Seller Loan Agreement) during such Measurement Period (other than fees, expenses and other amounts paid on the Closing Date).

“Excess Reserve Amount” has the meaning set forth in Section 2.12(d)(ii).

“Excluded Shares” means any Shares (a) pledged, or permitted hereunder to be pledged, to secure exclusively the Indebtedness of the Borrower under the Subordinated Seller Loan Agreement and (b) pledged, or permitted hereunder to be pledged, to secure exclusively the Indebtedness of the Borrower under, and acquired with the proceeds of, any Additional Seller Subordinated Debt.

“Excluded Taxes” means, with respect to the Administrative Agent, the Collateral Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, taxes imposed on or measured by net income, net profits or overall gross receipts, capital or net worth (including branch profits or similar taxes) by Spain or any other jurisdiction from which any amount payable hereunder is made, or any political subdivision or taxing authority thereof or therein, or any organization or federation of which any of the foregoing may be a member or associated, that are imposed solely as a result of (a) the Administrative Agent, the Collateral Agent or any Lender (as the case may be) being or having been organized or resident in, having or having had an office in, or doing or having done business in such jurisdiction (other than a business that is or was deemed to arise solely by reason of the Transactions) and (b) the Borrower being organized or resident, maintaining an office or conducting business in such jurisdiction.

“Fee Letter” means the fee letter dated as of December 21, 2007 among the Borrower and the Arrangers.

“Fitch” means Fitch Ratings Ltd.

“GAAP” means generally accepted accounting principles in Spain.

“Governmental Authority” means the government of any nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

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“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing any Indebtedness, other obligation or the payment of dividends or other distribution on the stock or equity interests of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation or (e) entered into for the purpose of assuring in any other manner the holder of such Indebtedness of the payment thereof or to protect such holder against loss in respect thereof (in whole or in part).

“Hedging Agreement” means any interest rate protection agreement, foreign currency exchange protection agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

“Holdings” means Petersen Energía Pty Ltd., a special purpose company incorporated under the laws of Australia, or any other Person that shall succeed to the rights and obligations of Petersen Energía Pty Ltd. pursuant to Section 13 of the Holdings Existing Shares Pledge Agreement, in which case the term “Holdings” shall mean solely such other Person.

“Holdings Credit Rights Pledge Agreement” means the Deed of Pledge of the Credit Rights derived from the resolution approving the Equity Contribution among Holdings, the Borrower, the Lenders and the Collateral Agent, in the form of Exhibit G-4.

“Holdings Existing Shares Pledge Agreement” means the Deed of Pledge over the Shares of the Borrower among Holdings, the Borrower, the Lenders and the Collateral Agent, in the form of Exhibit G-1.

“Holdings Share Pledge Agreements” means, collectively, the Holdings Credit Rights Pledge Agreement, the Holdings Existing Shares Pledge Agreement and the Holdings New Shares Pledge Agreement.

“Holdings New Shares Pledge Agreement” means the Deed of Pledge over the new shares of the Borrower created pursuant to the resolution approving the Equity Contribution among Holdings, the Borrower, the Lenders and the Collateral Agent, on substantially the same terms and conditions as the Holdings Existing Shares Pledge Agreement.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred

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purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means Taxes imposed on or incurred by any Agent or any Lender with respect to any payment under any Loan Document other than Excluded Taxes.

“Information Memorandum” means the Information Memorandum dated December 26, 2007, approved by and relating to the Borrower.

“Intercreditor Agreement” means the Intercreditor Agreement dated as of February 21, 2008 among the Borrower, the Seller, the Administrative Agent, the Collateral Agent and the Intercreditor Agent named therein, in the form of Exhibit F.

“Interest Period” means (i) initially, the period commencing on (and including) the date of the borrowing of the Loans (the “borrowing date”) and ending on (but excluding) the date that is three Business Days after the borrowing date (the “first interim date”), (ii) thereafter, the period commencing on (and including) the first interim date and ending on (but excluding) the date that is two weeks after the first interim date (the “second interim date”), (iii) thereafter, the period commencing on (and including) the second interim date and ending on (but excluding) the Payment Date falling on or nearest to May 15, 2008 and (iv) thereafter, each period commencing on (and including) the Payment Date corresponding to the last day of the prior Interest Period and ending on (but excluding) the next Payment Date occurring thereafter.

“Interest Rate Cap Agreement” has the meaning set forth in Section 5.09.

“Investment” means any investment in any Person, whether by means of: (a) the acquisition (whether for cash, property, services or securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any agreement to make any such acquisition (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such sale); (b) the making of any deposit with, or advance, loan or other extension of credit to, any other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such Person); (c) the entering into of any Guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of any other Person and (without duplication) any amount committed to be advanced, lent or extended to such Person; (d) the entering into of any Hedging Agreement; (e) any purchase or other acquisition of Indebtedness or the assets of such Person;

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(f) any capital contribution to such Person; (g) any other direct or indirect investment in such Person, including any acquisition by way of a merger or consolidation, and any arrangement pursuant to which the investor incurs Indebtedness of the type referred to in clause (f) of the definition of “Indebtedness” in respect of such Person.

“Lenders” means the Persons listed on Schedule I and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. No Regulation U Bank may be a Lender.

“LIBO Rate” means, with respect to any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m., London time, on the date that is two London Banking Days prior to the beginning of the relevant Interest Period by reference to the British Bankers’ Association Interest Settlement Rates for deposits in Dollars (as set forth by the Bloomberg Information Service or any successor thereto or any other service selected by the Administrative Agent which has been nominated by the British Bankers’ Association as an authorized information vendor for the purpose of displaying such rates) for a period of six months or (solely in the case of the second Interest Period) two weeks or (solely in the case of the third Interest Period) two months; provided that (a) to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBO Rate” shall be the interest rate per annum determined by the Administrative Agent to be the arithmetic average of the rates per annum at which deposits in Dollars are offered for such relevant Interest Period by the Reference Banks to prime banks in the London interbank market in London, England at approximately 11:00 a.m., London time, on the date that is two London Banking Days prior to the beginning of such Interest Period and (b) the LIBO Rate with respect to the first Interest Period shall be 3.15125% per annum.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Loan Documents” means, collectively, this Agreement, the Intercreditor Agreement, the Registration Rights Agreement, the Direct Agreement, the Security Documents and each other agreement delivered to the Administrative Agent, the Collateral Agent or any Lender, acting in such capacities, in furtherance or pursuant to any of the foregoing.

“Loans” means the term loans made by the Lenders to the Borrower pursuant to this Agreement.

“London Banking Day” means a day on which dealings in Dollar deposits are carried out in the London interbank market.

“Majority Lenders” means, at any time, Lenders having Loans or unused Commitments representing more than 50% of the aggregate outstanding principal amount of the

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Loans or unused Commitments at such time, provided that, at any time when the approval of the Majority Lenders (other than any approval pursuant to the last paragraph of Article VII) is required and any one Lender holds at least 50% but less than 100% of the aggregate outstanding principal amount of the Loans or unused Commitments at such time, the approval of at least such Lender and one additional Lender shall be required.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations or condition (financial or otherwise) of the Borrower, (b) the ability of the Borrower or Holdings to perform any of their respective obligations under this Agreement or any of the other Loan Documents to which it is a party, (c) the rights of or remedies available to the Agents and the Lenders with respect to the Collateral under the Loan Documents or (d) the validity or enforceability of this Agreement or any of the other Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans) of the Borrower, or obligations in respect of one or more Hedging Agreements, in an aggregate principal amount exceeding $10,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Borrower in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower would be required to pay if such Hedging Agreement were terminated at such time.

“Maturity Date” means May 15, 2012, provided that, if such date shall not be a Business Day, then the Maturity Date shall be the immediately preceding Business Day.

“Measurement Period” means, initially, the period commencing on (and including) the Closing Date and ending on (and including) the Payment Date falling on or nearest to May 15, 2008 and thereafter, each period commencing on (and including) the day following the last day of the prior Measurement Period and ending on (and including) the next Payment Date occurring thereafter.

“Moody’s” means Moody’s Investors Services, Inc.

“Negotiation Period” has the meaning set forth in Section 2.07.

“Net Cash Proceeds” means:

(a) in the case of any Disposition of Shares, the aggregate amount of all cash payments, received by the Borrower, directly or indirectly in connection with such Disposition of Shares, net of (i) the amount of any legal expenses, commissions and other fees and expenses paid by the Borrower in connection with such Disposition of Shares and (ii) any income or other taxes estimated to be payable by the Borrower as a result of such Disposition of Shares (but only to the extent that such estimated taxes are in fact paid to the relevant Governmental Authority when due);

(b) in the case of any Debt Incurrence, the aggregate amount of all cash received by the Borrower in respect of such Debt Incurrence, net of (i) any applicable withholding taxes payable by the Borrower not later than the effective date of such Debt Incurrence and (ii) expenses (including any banking fees, costs and other customary expenses) incurred by the Borrower in connection with therewith; and

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(c) in the case of any Equity Issuance, the aggregate amount of all cash received by the Borrower in respect of such Equity Issuance, net of expenses incurred by the Borrower in connection therewith.

“Non-Domestic Bank” means a bank, financial institution or other institutional investor (including a hedge fund or securitization fund) which is resident for tax purposes outside Spain and which is resident in a member state of the European Union, provided such Person does not obtain income through a territory considered to be a tax haven for Spanish tax purposes (as currently set out in Royal Decree 1080/1991, of 5 July) nor acts through a permanent establishment located in Spain with which such Person’s income is effectively connected.

“Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies imposed in connection with any payment made under any Loan Document or the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

“Payment Date” means each of the dates falling, respectively, on May 15 and November 15 of each year, commencing on May 15, 2008, to and including the Maturity Date; provided that, if any such date shall not be a Business Day, the relevant Payment Date shall be the immediately following Business Day.

“Permitted Borrower Expenses” means, for any Measurement Period, the amount of documented expenses incurred during such Measurement Period, or estimated to be incurred in respect of the immediately following Measurement Period, by the Borrower or Holdings not in excess of $2,000,000 (or, in the case of the first Measurement Period, $4,000,000 multiplied by the number of days in such Measurement Period divided by 365) in the aggregate for the Borrower and Holdings, provided that a portion not in excess of $200,000 in the aggregate for the Borrower and Holdings of the Permitted Borrower Expenses for any Measurement Period may be estimated and advanced in respect of the immediately following Measurement Period.

“Permitted Country” means any of the countries comprising the European Union, any of the countries party of the North American Free Trade Agreement, the Kingdom of Denmark, the Kingdom of Sweden, the Kingdom of Norway, the Republic of Finland, the Federative Republic of Brazil, the Republic of Chile, Japan and the People’s Republic of China.

“Permitted Encumbrances” means Liens imposed by law for taxes, assessments or other governmental charges that are not yet due, payable or delinquent or are being contested in compliance with Section 5.05.

“Permitted Excluded Shares Disposition” has the meaning set forth in the proviso to Section 6.03(b).

“Permitted Excluded Shares Liens” means (a) Liens in favor of the Seller securing Indebtedness of the Borrower under the Subordinated Seller Loan Agreement on Acquired Shares not required to be included in the Collateral on the Closing Date as contemplated by

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paragraph (k) of Article IV and on Shares released from the Collateral after the Closing Date pursuant to clause (x) of the proviso to Section 5.10(a), and (b) Liens in favor of the Seller (or the Person that extended such advance or credit) securing Indebtedness of the Borrower under any Additional Seller Subordinated Debt created on Excluded Shares acquired with the proceeds of such Additional Seller Subordinated Debt in accordance with Section 6.09, provided that no such Liens shall extend to the dividends paid or payable with respect to the Excluded Shares.

“Permitted Holdings Indebtedness” means Indebtedness of Holdings all of the proceeds of which are contributed to the common equity of the Borrower and used by the Borrower to acquire Shares in the Company as permitted hereunder.

“Permitted Subordinated Debt” means subordinated Indebtedness of the Borrower owing to Holdings which (a) does not require or permit any payments (whether in cash or other property except capitalization of interest) for so long as any Loans hereunder remain outstanding (other than as permitted pursuant to Section 6.06(c)), (b) does not mature and may not be repaid, redeemed or acquired prior one year and one day (or, if later, any applicable preference period plus one day) following the repayment of all Loans hereunder, (c) may not be accelerated for so long as any Loans hereunder remain outstanding and (d) is subject to the terms of the Intercreditor Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Pledge of Accounts” means the Pledge over Credit Rights Derived from Bank Accounts among the Borrower, the Lenders and the Collateral Agent, in the form of Exhibit G-2.

“Pledge of Contracts” means the Deed of Pledge over Credit Rights Derived from Contracts among the Borrower, the Lenders and the Collateral Agent, in the form of Exhibit G-3.

“Post-Default Rate” shall mean, in the case of any principal of any Loan, until the end of the then-current Interest Period applicable thereto, a rate per annum which is equal to the sum of 2% per annum plus the Applicable Margin plus the LIBO Rate for such Interest Period, and thereafter a rate per annum which is equal to the sum of 2% per annum plus the Applicable Margin plus the LIBO Rate applicable to such interest period or interest periods as shall be selected by the Administrative Agent for funding of such amounts (which interest periods shall not be of durations exceeding one month), and in the case of any overdue interest, fee or other amount, a rate per annum equal to the sum of 2% per annum plus the Applicable Margin plus the rate determined by the Administrative Agent to be the cost of funding such overdue amount on an overnight basis in the London interbank market from the date of such non-payment until such amount is paid in full (as well after as before judgment).

“Process Agent” has the meaning set forth in Section 9.09(e).

“Process Agent Acceptance” means a letter from the Process Agent to the Administrative Agent, substantially in the form of Exhibit N or any other form approved by the Administrative Agent.

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“Prohibited Nations Acts” means The Trading with the Enemy Act, 50 App. U.S.C. §§ 1-44, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the USA PATRIOT Act, the Cuban Liberty and Democratic Solidarity Act (Helms-Burton Act), Pub. L. No. 104-114, related laws and regulations issued by the U.S. Office of Foreign Assets Control, including the Cuban Assets Control Regulations, and any similar acts or governmental actions of the United States, Spain, Australia, Argentina or the European Union to the extent applicable.

“Purchase Agreement” means the Contrato de Compraventa de Acciones dated February 21, 2008 between the Borrower and the Seller, in the form of Exhibit B.

“Qualifying State” means (a) a member state of the European Union (other than Spain), or (b) a state which has signed and ratified with Spain a treaty for the avoidance of double taxation giving residents of such state full exemption from the imposition of any withholding or deduction for or on account of taxes on interest imposed by any Governmental Authority of Spain.

“Reference Banks” means the principal London office of each of Credit Suisse, Deutsche Bank AG and HSBC Bank plc.

“Register” has the meaning set forth in Section 9.04(c).

“Registration Rights Agreement” means the Registration Rights Agreement dated as of February 21, 2008 among the Company, the Seller, the Borrower, Holdings, the Administrative Agent, the Collateral Agent and each Holder (as therein defined), in the form of Exhibit D.

“Regulation U Bank” means a bank, financial institution or other institutional lender that is formed under the laws of, or operating through a branch in, the United States, any State thereof, any possession thereof or the District of Columbia.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Release Ratio Level” means (a) with respect to the fiscal year of the Company ending on December 31, 2008, 3.0 to 1.0, (b) with respect to the fiscal year of the Company ending on December 31, 2009, 2.75 to 1.0, and (c) with respect to each fiscal year of the Company ending thereafter, 2.5 to 1.0.

“Required Lenders” means, at any time, Lenders having Loans or unused Commitments representing at least 66-2/3% of the aggregate outstanding principal amount of the Loans or unused Commitments at such time, provided that, at any time when the approval of the Required Lenders is required and any one Lender holds at least 66-2/3% but less than 100% of the aggregate outstanding principal amount of the Loans or unused Commitments at such time, the approval of at least such Lender and one additional Lender shall be required.

“Required Reserve Amount” means $54,733,919.40.

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“Restricted Payment” means (a) any dividend or other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of the Borrower, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of the Borrower or any option, warrant or other right to acquire any such shares of capital stock of the Borrower and (b) any payment made by the Borrower to purchase, repay, prepay, redeem, retire or otherwise acquire for value, or set apart any money for a sinking, defeasance or other analogous fund for the purchase, repayment, prepayment, redemption, retirement or other acquisition of, or make any prepayment of interest on, or any other amount owing in respect of, any Indebtedness under the Subordinated Seller Loan Agreement, any Additional Seller Subordinated Debt or any Permitted Subordinated Debt.

“S&P” means Standard & Poor’s Ratings Services, a Division of The McGraw Hill Companies, Inc.

“Sanctioned Person” means (a) a Person listed by the U.S. Office of Foreign Assets Control on the Specially Designated Nationals or Blocked Persons List or any Person controlled by a Person on such list or (b) any other Person with whom other Persons may not engage under any Prohibited Nations Act in the absence of specific governmental authorization.

“Security Agreement” means the Security Agreement dated as of February 21, 2008 between the Borrower and the Collateral Agent, in the form of Exhibit H.

“Security Documents” means each of the Security Agreement, the Deed of Charge, the Spanish Security Documents and all other agreements entered into to confer upon the Collateral Agent control over deposit accounts or securities accounts under applicable law and any other agreement, document, instrument or other writing (including, if and when executed and delivered, the Borrower Pledge Agreement) providing collateral for the obligations of the Borrower to pay the principal of and interest on the Loans and all fees, indemnification payments and other amounts whatsoever, whether direct or indirect, absolute or contingent, now or hereafter from time to time owing by the Borrower to the Lenders, the Administrative Agent, the Collateral Agent or any of them under the Loan Documents whether now or hereafter in existence.

“Seller” means Repsol YPF, S.A., a sociedad anónima organized under the laws of Spain.

“Senior Officer” means, with respect to any Person, such Person’s chief executive officer, chief financial officer, principal accounting officer, treasurer or controller.

“Share Collateral Value” means

(a) as at any date of determination occurring prior to or within five Business Days after the date of the first initial public offering of the Class D shares of the Company after the Closing Date, the product of (i) the excess, if any, of (x) the product of 4.37 multiplied by the EBITDAX of the Company for the period of four fiscal quarters ending on or most recently ended prior to such date of determination over (y) the sum of

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(I) the aggregate amount of Indebtedness of the Company as of the last day of such four-quarter period determined in accordance with Argentine GAAP plus (II) minority interest as reported in the Company’s consolidated balance sheet as of the last day of such four-quarter period prepared in accordance with Argentine GAAP minus (III) the aggregate amount of all cash and cash equivalents held by the Company as of the last day of such four-quarter period determined in accordance with Argentine GAAP plus (IV) prior to the payment of the 2006 Dividend, the excess of the amount of the 2006 Dividend as declared by the Company over $836,000,000, multiplied by (ii) the quotient of the number of Shares included in the Collateral on such date of determination divided by the total number of shares of common stock of the Company outstanding on such date of determination; and

(b) as at any date of determination occurring after five Business Days after the date of the first initial public offering of the Class D shares of the Company after the Closing Date, the product of (i) the daily average of the closing prices for the Class D shares (or American Depositary Shares representing such shares) on the New York Stock Exchange for each day during the period of five consecutive Business Days immediately preceding such date of determination multiplied by (ii) the number of Shares included in the Collateral on such date of determination, provided that the Share Collateral Value as at the Closing Date shall be deemed to be equal to the product of (A) the excess of $15,836,000,000 over the amount of the 2006 Dividend as declared by the Company multiplied by (B) the quotient of the number of Shares included in the Collateral on the Closing Date divided by the total number of shares of common stock of the Company outstanding on the Closing Date. For purposes of clause (a) above and the proviso to this definition, the 2006 Dividend shall be deemed to have been declared in an amount equal to $1,350,000,000.

“Shareholders Agreement” means the Acuerdo Entre Accionistas dated February 21, 2008 between the Borrower and the Seller, in the form of Exhibit C.

“Shares” means, collectively, the Acquired Shares and any other equity interests in the Company held by the Borrower, including American Depositary Shares representing such Acquired Shares or other equity interests.

“Spain” means the Kingdom of Spain.

“Spanish Assignment Agreement” means an assignment agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A-2 or any other form approved by the Administrative Agent.

“Spanish Domestic Bank” means any Spanish financial entity or any Spanish branch of a non-Spanish financial entity that:

(a) complies with the requirements described in paragraph (c) of Article 59 of Royal Decree 1777/2004, of 30 July 2004, on Corporate Income Tax Regulations (Real Decreto 1777/2004, de 30 de julio, por el que se aprueba el Reglamento del Impuesto sobre Sociedades), or

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(b) complies with the requirements described in the second paragraph of Article 8.1 of Royal Decree 1776/2004, of 30 July 2004, on Non-Resident Income Tax Regulations (Real Decreto 1776/2004, de 30 de julio, por el que se aprueba el Reglamento del Impuesto sobre la Renta de no Residentes).

“Spanish Security Documents” means each of the Holdings Share Pledge Agreements (including, if and when executed and delivered, the Holdings New Shares Pledge Agreement), the Pledge of Accounts and the Pledge of Contracts.

“Specified Equity Contributions” means cash made available to the Borrower in the form of (a) common equity, (b) preferred equity that does not require or permit any cash payments and is not redeemable prior one year and one day (or, if later, any applicable preference period plus one day) following the repayment of all Loans hereunder and has subordination terms and conditions reasonably satisfactory to the Required Lenders or (c) Permitted Subordinated Debt, but in each case solely to the extent contributed (in the case of clauses (a) and (b) above) or paid (in the case of clause (c) above) to the Borrower within five Business Days after any breach of Section 6.11.

“Subordinated Seller Loan Agreement” means the $1,015,000,000 loan agreement dated as of February 21, 2008, in the form of Exhibit E hereto, between the Borrower and the Seller.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. When used with respect to the Borrower, the term “Subsidiary” shall not include the Company or any Subsidiary of the Company.

“Substitute Basis” has the meaning set forth in Section 2.07.

“Supermajority Lenders” means, at any time, Lenders having Loans or unused Commitments representing at least 75% of the aggregate outstanding principal amount of the Loans or unused Commitments at such time.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

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“Transaction Documents” means, collectively, each of the Loan Documents, the Purchase Agreement, the Shareholders Agreement and the Subordinated Seller Loan Agreement.

“Transactions” means (a) the execution, delivery and performance by (x) the Borrower of this Agreement and the other Transaction Documents to which the Borrower is intended to be a party and (y) by Holdings of the Spanish Security Documents to which it is a party, (b) the borrowing of Loans hereunder and the use of the proceeds thereof as permitted hereby, (c) the making of the Equity Contribution, (d) the consummation of the Acquisition and the Borrower being capable of exercising its rights as shareholder of the Company.

“Treaty” means a double taxation agreement between Spain and another jurisdiction which makes provision for full exemption from taxes imposed by Spain on interest.

“Treaty Bank” means a bank, financial institution or other institutional investor (including a hedge fund or securitization fund) which:

(i) is a resident of a Treaty State; and

(ii) does not carry on a business in Spain through a permanent establishment with which that Person’s participation in the Loans is effectively connected.

“Treaty State” means a jurisdiction having a Treaty with Spain.

“United States” means the United States of America.

“Unwinding Notice” means a written notice from the Seller and/or the Borrower delivered to the Administrative Agent to the effect that the Condition Subsequent (as defined in the Direct Agreement) has occurred.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56.

SECTION 1.02. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (without limiting any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

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SECTION 1.03. Accounting Terms; GAAP; Historical Financial Calculations. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP or, if such terms relate to the Company, Argentine GAAP, in each case as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Majority Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

ARTICLE II

THE CREDITS

SECTION 2.01. The Commitments.

(a) Subject to the terms and conditions set forth herein, each Lender severally agrees to make a Loan to the Borrower on the Closing Date or the Business Day immediately following the Closing Date, as provided in Section 2.02(b), in a principal amount not exceeding such Lender’s Commitment. Amounts prepaid or repaid in respect of the Loans may not be reborrowed.

(b) Unless previously terminated, the Commitments shall terminate at the earliest of (i) the funding of the Loans, (ii) 5:00 p.m., New York time, on February 25, 2008, if the Closing Date shall not have occurred at or prior to such time, and (iii) 5:00 p.m., London time, on February 26, 2008 if the Closing Date shall have occurred at or prior to the time set forth in clause (ii) above.

SECTION 2.02. The Loans.

(a) Obligations of Lenders. The Loans shall be made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make the Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make its Loan as required.

(b) Funding by Lenders. Each Lender shall make available to the Administrative Agent for the account of the Borrower the amount of such Lender’s Loan by wire transfer of immediately available funds to the Administrative Agent’s Account not later than (i) 1:00 p.m., London time, on the Closing Date if the conditions precedent specified in Article IV are satisfied (or waived in accordance with Section 9.02) at or prior to 11:00 a.m.,

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London time, on the Closing Date or (ii) 1:00 p.m., London time, on the Business Day immediately following the Closing Date if the conditions precedent specified in Article IV are satisfied (or waived in accordance with Section 9.02) after 11:00 a.m., London time, on the Closing Date. Each Lender shall disburse its Loan from, and from sources, outside the United States. The Administrative Agent will make available to the Borrower the amount so received by the Administrative Agent by promptly transferring such amount to the Borrower, or as the Borrower may instruct, in each case outside the United States in immediately available funds and otherwise in such manner as may be agreed by the Administrative Agent and the Borrower.

(c) Presumption by the Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of the making of the Loans that such Lender will not make available to the Administrative Agent such Lender’s Loan, the Administrative Agent may assume that such Lender has made the amount of its Loan available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, remit a corresponding amount to the Borrower as provided in paragraph (b) of this Section. In such event, if a Lender has not in fact made the amount of its Loan available to the Administrative Agent, then the applicable Lender agrees to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day during the period from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at the rate equal to the rate specified by the Administrative Agent as its cost of funding such amount for such period. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan. Nothing in this Section 2.02(c) shall be deemed to relieve any Lender from its obligation to fulfill its Commitment hereunder or to prejudice any rights which the Borrower may have against any Lender as a result of any failure by such Lender to make its Loan hereunder.

SECTION 2.03. Repayment of Loans; Evidence of Debt.

(a) Repayment. The Borrower hereby unconditionally promises to pay to the Administrative Agent for account of the Lenders the outstanding principal amount of the Loans on each Payment Date set forth below in the aggregate principal amount set forth opposite such Payment Date:

Payment Date	Amount
May 15, 2008	$50,000,000
November 15, 2008	$50,000,000
May 15, 2009	$57,700,000
November 15, 2009	$57,700,000
May 15, 2010	$48,800,000
November 15, 2010	$48,800,000
May 15, 2011	$71,800,000
November 15, 2011	$71,800,000
Maturity Date	the aggregate principal amount of the Loans outstanding on the Maturity Date

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provided that any partial prepayment of the Loans shall be applied to reduce ratably the subsequent scheduled repayments of the Loans. To the extent not previously paid, the outstanding principal amount of all Loans shall be due and payable on the Maturity Date.

(b) Maintenance of Records by Lenders. Each Lender shall maintain in accordance with its usual practice records evidencing the indebtedness of the Borrower to such Lender resulting from the Loan made by such Lender, including the amounts of principal, interest and Call Premium payable and paid to such Lender from time to time hereunder.

(c) Maintenance of Records by the Administrative Agent. The Administrative Agent shall maintain records in which it shall record (i) the amount of each Loan made hereunder, (ii) the amount of any principal, interest or Call Premium due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for account of the Lenders and each Lender’s share thereof.

(d) Effect of Entries. The entries made in the records maintained pursuant to paragraph (b) or (c) of this Section shall, in the absence of manifest error, be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such records or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(e) Promissory Notes. Any Lender may request that the Loan made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in substantially the form of Exhibit L.

SECTION 2.04. Prepayment of Loans.

(a) Voluntary Prepayments. The Borrower shall have the right to prepay the Loans in whole or in part at any time or from time to time, without penalty or, except as provided in clause (ii) below, premium, provided that (i) each partial prepayment pursuant to this paragraph (a) shall be in the aggregate amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof and (ii) except as otherwise provided in Section 2.07, if any prepayment pursuant to this paragraph (a) is made by the Borrower on or prior to the first anniversary of the Closing Date the Borrower shall, together with such prepayment, pay an additional amount equal to the applicable Call Premium.

(b) Mandatory Prepayments.

(i) Excess Cash Flow. Not later than the tenth Business Day following the last day of each Measurement Period, the Borrower shall prepay the Loans and pay accrued interest thereon in an aggregate amount equal to the ECF Sweep Percentage of the Excess Cash Flow for such Measurement Period.

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(ii) Dispositions of Shares. Upon the occurrence of any Disposition of Shares (other than a Permitted Excluded Shares Disposition), the Borrower shall prepay the Loans and pay accrued interest thereon in an aggregate amount equal to 100% of the Net Cash Proceeds thereof. Upon the occurrence of any Permitted Excluded Shares Disposition, the Borrower shall prepay the Loans and pay accrued interest thereon in an aggregate amount equal to 100% of the Net Cash Proceeds thereof remaining after the payment of any amount due on account of Additional Seller Subordinated Debt incurred by the Borrower to purchase the Excluded Shares so disposed of.

(iii) Debt Incurrence. Upon any Debt Incurrence, the Borrower shall prepay the Loans and pay accrued interest thereon and, if any prepayment pursuant to this paragraph (iii) is made by the Borrower on or prior to the first anniversary of the Closing Date, an additional amount equal to the applicable Call Premium, in an aggregate amount equal to 100% of the Net Cash Proceeds of such Debt Incurrence.

(iv) Equity Issuance. Upon any Equity Issuance, the Borrower shall prepay the Loans and pay accrued interest thereon and, if any prepayment pursuant to this paragraph (iv) is made by the Borrower on or prior to the first anniversary of the Closing Date, an additional amount equal to the applicable Call Premium, in an aggregate amount equal to 50% (or, to the extent that such Equity Issuance consists of a Specified Equity Contribution, 100%) of the Net Cash Proceeds of such Equity Issuance.

(v) Unwinding of Acquisition. Not later than ten Business Days after receipt by the Administrative Agent of an Unwinding Notice, the Borrower shall prepay the aggregate outstanding principal amount of the Loans, all accrued and unpaid interest thereon, all other amounts then due hereunder (including under Section 2.09) and, if such prepayment shall occur on or prior to the first anniversary of the Closing Date, an additional amount equal to the applicable Call Premium, provided that any amounts paid by the Seller as provided in Section 2.1(d) of the Direct Agreement and deposited by or on behalf of the Seller into the Administrative Agent’s Account shall be credited against the amounts to be paid by the Borrower under this paragraph (v).

(c) Notices, Etc. The Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment hereunder not later than 5:00 p.m., London time, five Business Days before the date of prepayment, provided that any Unwinding Notice received by the Administrative Agent shall be deemed to be such prepayment notice with respect to a prepayment pursuant to Section 2.04(b)(v). Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of Loans to be prepaid and (i) in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment and (ii) in the case of a mandatory prepayment pursuant to Section 2.04(b)(i), a reasonably detailed calculation of the amount of Excess Cash Flow for the applicable Measurement Period. Promptly following receipt of any such notice relating to the Loans, the Administrative Agent shall advise the Lenders of the contents thereof. All prepayments pursuant to Section 2.04(a) shall be accompanied by accrued interest to the extent required by Section 2.06.

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SECTION 2.05. Fees.

(a) Administrative Agent and Collateral Agent Fees. The Borrower agrees to pay to the Administrative Agent and the Collateral Agent, for their own accounts, fees payable in such amounts and on such Payment Dates as have been separately agreed upon between the Borrower and each of the Collateral Agent or the Administrative Agent.

(b) Fee Letter. The Borrower agrees to pay to the Arrangers on the Closing Date fees in such amounts as are specified in the Fee Letter.

(c) Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution to the parties entitled thereto. Fees paid shall not be refundable under any circumstances.

SECTION 2.06. Interest.

(a) Interest Rate. The Loans shall bear interest at a rate per annum equal to the LIBO Rate for each Interest Period plus the Applicable Margin.

(b) Default Interest. Notwithstanding the foregoing, upon the occurrence and during the continuance of any Default described in clause (a) or (b) of Article VII, the principal of and, to the extent permitted by law, due, owing and unpaid interest on the Loans and any other amounts due, owing and unpaid hereunder or under the other Loan Documents shall bear interest, in each case until such Default has been cured or waived, after as well as before judgment, at a rate per annum equal to the Post-Default Rate.

(c) Payment of Interest. Accrued interest on each Loan shall be payable in arrears on the last day of each of the first two Interest Periods and on each Payment Date; provided that (i) interest accrued pursuant to paragraph (b) of this Section shall be payable on demand and (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

(d) Computation. All interest hereunder shall be computed on the basis of a year of 360 days, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

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SECTION 2.07. Alternate Rate of Interest. If prior to the commencement of any Interest Period (an “Affected Interest Period”), the Administrative Agent determines in good faith (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the LIBO Rate for such Interest Period, then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter. If such notice is given, during the thirty-day period following such notice (the “Negotiation Period”) the Administrative Agent and the Borrower shall negotiate in good faith with a view to agreeing upon a substitute interest rate basis (having the written approval of the Majority Lenders) for the Loans which shall reflect the cost to the Lenders of funding their Loans from alternative sources (a “Substitute Basis”), and if such Substitute Basis is so agreed upon during the Negotiation Period, such Substitute Basis shall apply in lieu of the LIBO Rate to all Interest Periods commencing on or after the first day of the Affected Interest Period, until the circumstances giving rise to such notice have ceased to apply. If a Substitute Basis is not agreed upon during the Negotiation Period, the Borrower may elect to prepay the Loans pursuant to Section 2.04(a) and no Call Premium shall be applicable to any prepayment made by the Borrower on or prior to the first anniversary of the Closing Date pursuant to such election; provided, that if the Borrower does not elect so to prepay, each Lender shall determine in good faith (and shall certify from time to time in a certificate delivered by such Lender to the Administrative Agent setting forth in reasonable detail the basis of the computation of such amount) the rate basis reflecting the cost to such Lender of funding its Loan for any Interest Period commencing on or after the first day of the Affected Interest Period, until the circumstances giving rise to such notice have ceased to apply, and such rate basis shall be binding upon the Borrower and such Lender and shall apply in lieu of the LIBO Rate for the relevant Interest Periods. Promptly upon receipt by the Administrative Agent of any certificate referred to in the proviso to the immediately preceding sentence, the Administrative Agent shall advise the Borrower of the contents thereof.

SECTION 2.08. Increased Costs.

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for account of, or the Loan made by, any Lender; or

(ii) impose on any Lender or the London interbank market any other condition affecting this Agreement or the Loan made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining its Loan (or of maintaining its obligation to make its Loan) or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered, to the extent not otherwise compensated therefor under any other provision of any of the Loan Documents.

(b) Capital Requirements. If any Change in Law regarding capital requirements has the effect of reducing the rate of return on such Lender’s capital or on the

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capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loan made by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered, to the extent not otherwise compensated therefor under any other provision of any of the Loan Documents.

(c) Exceptions. Paragraphs (a) and (b) of this Section shall not apply to, and the Borrower shall not be obligated to pay to any Lender any amount attributable to or in connection with, any such additional costs incurred or reductions suffered to the extent such additional costs or reductions are attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the Closing Date (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Lender or any of its Affiliates).

(d) Certificates from Lenders. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower and shall be prima facie evidence thereof absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(e) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(f) Application to Taxes. Notwithstanding anything to the contrary in this Section 2.08, this Section 2.08 shall not apply to Taxes which shall be governed exclusively by Section 2.10.

(g) Designation of a Different Lending Office. Prior to requesting any compensation under this Section 2.08, a Lender shall use reasonable efforts to designate a different lending office outside the United States for funding or booking its Loan hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates outside the United States that is not a Regulation U Bank, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to this Section 2.08 and (ii) would not subject such Lender to any unreimbursed cost or expense (whether or not required to be reimbursed pursuant to the next succeeding sentence) or otherwise

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require that such Lender take any action inconsistent with legal or regulatory restrictions or in any material respect with its internal policies or suffer any disadvantage or burden deemed by such Lender to be significant. The Borrower hereby agrees to pay all reasonable out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

SECTION 2.09. Break Funding Payments. The Borrower shall pay each Lender such amount or amounts (if any) as shall be sufficient to compensate it for any loss, cost or expense (excluding loss of anticipated profits) that such Lender reasonably determines is attributable to (a) the payment of any principal of any Loan other than on a Payment Date (including as a result of an Event of Default and pursuant to Section 2.04(b)), or (b) the failure by the Borrower for any reason (including the failure of any of the conditions precedent specified in Article IV to be satisfied) to borrow the Loans on the date specified therefor in any notice of borrowing delivered by it to the Administrative Agent, or to prepay the Loans in accordance with a notice of and voluntary or mandatory prepayment given pursuant to Section 2.04(c) or (c) the assignment as a result of a request by the Borrower pursuant to Section 2.14 of any Loan other than on a Payment Date. Each Lender will furnish to the Borrower a certificate setting forth the basis and amount of each request by such Lender for compensation under this Section 2.09, which certificate shall be prima facie evidence thereof in the absence of manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

SECTION 2.10. Taxes.

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document shall be made free and clear of and without withholding or deduction for any Indemnified Taxes or Other Taxes; provided that, if the Borrower shall be required to withhold or deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to additional amounts payable under this Section) the Administrative Agent, the Collateral Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such withholdings or deductions been made, (ii) the Borrower shall make such withholdings or deductions and (iii) the Borrower shall pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with applicable law.

(b) Payment of Other Taxes by the Borrower. In addition, the Borrower shall pay any Other Taxes to the applicable Governmental Authority in accordance with applicable law.

(c) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent, the Collateral Agent and each Lender, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent, the Collateral Agent or such Lender, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally

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imposed or asserted by the relevant Governmental Authority; provided that any failure to provide such notice shall in no way impair the rights of such party to demand and receive compensation under this Section 2.10(c) except to the extent that the Borrower was prejudiced by the lack of notice. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender, or by the Administrative Agent on its own behalf or on behalf of a Lender, or by the Collateral Agent, shall be conclusive absent manifest error.

(d) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Limitation on Additional Amounts. Notwithstanding the foregoing provisions of this Section 2.10, the Borrower shall not be obligated hereunder to pay to any Lender any additional amounts described above in this Section 2.10 in respect of any portion of Indemnified Taxes or Other Taxes imposed by reason of such Lender not being an Eligible Lender, provided that the limitation set forth above in this paragraph (e) shall not apply at any time to any Person (whether or not such Person is an Eligible Lender) that becomes a Lender hereunder at any time when an Event of Default has occurred and is continuing (whether or not such Event of Default has thereafter been cured or waived). In addition, the limitation set forth in this paragraph (e) shall not apply if the applicable Lender has ceased to be an Eligible Lender by reason of any Change in Law after the date it became a Lender hereunder.

(f) Tax Documentation. Each Lender that is a Non-Domestic Bank or Treaty Bank and that is entitled to an exemption from or reduction of withholding tax under Spanish law or the Treaty with respect to payments hereunder shall, within two months of the Closing Date in the case of each such Lender that is a party hereto on the Closing Date, or within two months following the date such Lender becomes a party hereto or becomes a Non-Domestic Bank or Treaty Bank in the case of each such Lender that is not a party hereto or that is not a Non-Domestic Bank or Treaty Bank, as applicable, on the Closing Date, and thereafter, if requested in writing by the Borrower and required by any applicable Spanish law or Treaty, provide the Borrower, with an original certificate (or such other form of documentation or confirmation available in the relevant jurisdiction) issued by the competent authority of the jurisdiction in which Lender is resident for tax purposes attesting to the fact that such Lender is resident for tax purposes in a member state of the European Union or in a Treaty State within the meaning of the Treaty, if any, signed by such jurisdiction with Spain.

Any Lender that is entitled to an exemption from or reduction of withholding tax under the law of any jurisdiction (other than Spain) from which a payment under any of the Loan Documents is made, or any treaty to which any such jurisdiction is a party, shall deliver to the Borrower, if requested in writing by the Borrower and if required by the applicable law of such jurisdiction or such treaty, such properly completed and executed documentation prescribed by such applicable law or such treaty as will permit such payments to be made without withholding or at a reduced rate of withholding.

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Except for any Lender referred to in the proviso of paragraph (e) above, for any period with respect to which a Lender has failed to provide the Borrower with any form required by the second preceding paragraph or has failed to comply with the requirements of the immediately preceding paragraph, such Lender shall not be entitled to indemnification under Section 2.10 with respect to Indemnified Taxes or Other Taxes imposed by Spain that are attributable to such failure; provided that, if a Lender that is a Non-Domestic Bank or a Treaty Bank would otherwise be exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the Borrower shall take such reasonable steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

(g) Designation of Different Lending Office. If pursuant to this Section 2.10 the Borrower is required to pay to or for the account of any Lender any additional amounts in excess of such additional amounts payable on the date hereof, then such Lender shall use reasonable efforts to designate a different lending office outside the United States for funding or booking its Loan hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates outside the United States that is not a Regulation U Bank, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to this Section 2.10 and (ii) would not subject such Lender to any unreimbursed cost or expense (whether or not required to be reimbursed pursuant to the next succeeding sentence) or otherwise require that such Lender take any action inconsistent with legal or regulatory restrictions or in any material respect with its internal policies or suffer any disadvantage or burden deemed by such Lender to be significant. The Borrower hereby agrees to pay all reasonable out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(h) Treatment of Certain Refunds. If either Agent or a Lender determines, in its sole discretion, that it has received a refund (in cash or as an offset against other taxes otherwise then due and payable) of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.10, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.10 with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of such Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Borrower, upon the request of such Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Agent or such Lender in the event such Agent or such Lender is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require either Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person.

SECTION 2.11. Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a) Payments by the Borrower; Limitations on Foreign Exchange. The Borrower shall make each payment required to be made by it hereunder (whether of principal,

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interest, Call Premium or fees or otherwise) or under any other Loan Document (except to the extent otherwise provided therein) prior to 1:00 p.m., London time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date shall be deemed to have been received on the immediately following Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at the Administrative Agent’s Account for application in accordance with Section 2.13. The Administrative Agent shall distribute any such payments received by it for account of any other Person to the appropriate recipient to an account outside the United States promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the immediately following Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder or under any other Loan Document (except to the extent otherwise provided therein) shall be made in Dollars. If access by the Company, the Borrower or the Collateral Agent, as the case may be, to the foreign exchange market for the acquisition of Dollars and its transfer outside of Argentina is limited by virtue of any law, rule, regulation or interpretation by a Governmental Authority, any amount payable with respect to the Shares shall, upon instructions from the Administrative Agent, (i) be deposited into an account of the Collateral Agent maintained in Argentina (which may be the Argentine Account) or an account of any third party as instructed by the Collateral Agent and (ii) be converted by the Collateral Agent into free available Dollars through, upon instructions of the Administrative Agent, (x) the purchase and sale of debt securities issued by the federal government of the Republic of Argentina denominated in Dollars or any other public or private bond or tradeable security quoted in any other foreign currency outside of Argentina or (y) any appropriate mechanism for the acquisition of Dollars in any exchange market. The Borrower shall be responsible for the costs (including any loss due to unfavorable exchange rates) and expenses related to the export of such securities or the proceeds from the sale of such securities from Argentina and the sale of such securities or such proceeds outside Argentina to obtain freely available Dollars, in such amounts and on such dates as will permit the making of payments due hereunder.

(b) Application of Insufficient Payments. Unless otherwise provided herein, including Section 2.13, if at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, to pay interest, Call Premium and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest, Call Premium and fees then due to such parties, and (ii) second, to pay principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c) Pro Rata Treatment. Except to the extent otherwise provided herein: (i) the borrowing of the Loans on the Closing Date shall be made from the Lenders pro rata according to the amounts of their respective Commitments; (ii) each payment or prepayment by the Borrower of principal of the Loans, and each payment of Call Premium, shall be made for account of the Lenders pro rata in accordance with the respective unpaid principal amounts of the Loans held by them; and (iii) each payment by the Borrower of interest on the Loans shall be made for account of the Lenders pro rata in accordance with the amounts of interest on such Loans then due and payable to the respective Lenders.

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(d) Sharing of Payments by Lenders. If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest or Call Premium on its Loan resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loan and accrued interest and Call Premium thereon then due than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest and Call Premium on their respective Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in its Loan to any assignee or participant, other than to the Borrower or any Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(e) Presumptions of Payment. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day during the period from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate equal to the rate specified by the Administrative Agent as its cost of funding such amount for such period.

(f) Certain Deductions by the Administrative Agent. If any Lender shall fail to make any payment required to be made by it to the Administrative Agent pursuant to this Agreement, then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for account of such Lender to satisfy such Lender’s obligations hereunder until all such unsatisfied obligations are fully paid.

SECTION 2.12. Establishment and Operation of Accounts.

(a) Establishment of Accounts. On or prior to the Closing Date the Borrower shall have caused to be established with the applicable Account Bank the Debt Service Reserve Account, the Collateral Agent’s Account, the Borrower’s Account and the Borrower’s Administration Account. Each Account shall be in the name of the Borrower and under the exclusive control of the Collateral Agent, and the Collateral Agent shall have the sole right of

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withdrawal as to each Account, except that prior to the acceleration of the Loans following the occurrence of an Event of Default, the Borrower may make withdrawals from the Borrower’s Account and the Borrower’s Administration Account on its own accord for purposes permitted hereby and the Collateral Agent shall have no responsibility or liability for such withdrawals.

(b) Treatment of Accounts. Each Account and any funds from time to time on deposit therein will constitute part of the Collateral. The Argentine Account and any funds from time to time on deposit therein will constitute the sole property of the Collateral Agent for the benefit of the Agents and the Lenders and shall be deemed to be part of the Collateral for all purposes under the Loan Documents. No funds from time to time on deposit in any of the Accounts or in the Argentine Account shall constitute payment of any obligations secured by the Collateral until applied as hereinafter provided.

(c) Investment of Account Balances. The cash balance standing to the credit of each Account shall be either, at the direction of the Administrative Agent (by written notice to the Collateral Agent), (i) held in such Account and bear interest at such rate as the relevant Account Bank may specify (if any) or (ii) invested from time to time in such Cash Equivalents as the Administrative Agent shall determine (and shall so notify in writing the Collateral Agent who shall then so notify in writing the respective Account Bank), in consultation with the Borrower if no Event of Default has occurred and is continuing or otherwise in its sole discretion, which Cash Equivalents shall be credited to the respective Account. Upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall liquidate any Cash Equivalents acquired with funds from any Account and re-deposit the proceeds thereof to such Account to the extent necessary to make any transfers contemplated hereby from such Account.

(d) Debt Service Reserve Account.

(i) Deposits to Debt Service Reserve Account. On the Closing Date, the Borrower will cause to be deposited into the Debt Service Reserve Account an amount equal to the Required Reserve Amount. In addition, if (x) on any Payment Date any funds on deposit in the Debt Service Reserve Account are used to pay interest then due on the Loans and, as a result thereof, the aggregate amount of funds on deposit in the Debt Service Reserve Account is less than the Required Reserve Amount or (y) on the first Payment Date the aggregate amount of funds on deposit in the Debt Service Reserve Account is less than the Required Reserve Amount, then in each case the Borrower shall within five Business Days deposit into the Debt Service Reserve Account additional funds sufficient to cause the aggregate amount of funds on deposit in the Debt Service Reserve Account to equal or exceed the Required Reserve Amount.

(ii) Withdrawals from Debt Service Reserve Account. If on the Business Day preceding any Payment Date the aggregate amount of funds on deposit in the Debt Service Reserve Account is greater than the Required Reserve Amount, upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall, on the Business Day prior to such Payment Date, cause to be transferred an amount equal to such excess (an “Excess Reserve Amount”) from the Debt Service Reserve Account to the Collateral Agent’s Account. If on the Business Day preceding any Payment Date the aggregate amount of funds on deposit in the Collateral Agent’s Account, after giving

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effect to any transfer of funds required pursuant to the immediately preceding sentence, is less than the aggregate amount of interest on the Loans payable on such Payment Date, upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall, on the Business Day prior to such Payment Date, cause to be transferred an amount equal to such shortfall from the Debt Service Reserve Account to the Collateral Agent’s Account. In addition, upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall cause the cash balance on deposit in the Debt Service Reserve Account to be disbursed in accordance with the third sentence of Section 2.13(b).

(e) Collateral Agent’s Account.

(i) Deposits to Collateral Agent’s Account. The Collateral Agent will cause amounts to be deposited into the Collateral Agent’s Account as specified in paragraph (d)(ii) above. In addition, the Borrower shall cause to be deposited into the Collateral Agent’s Account from time to time (A) all payments received by the Borrower under the Interest Rate Cap Agreement, (B) all Specified Equity Contributions, (C) all Net Cash Proceeds received by the Borrower from a Disposition of Shares, (D) all Net Cash Proceeds received by the Borrower from any Debt Incurrence, (E) all Net Cash Proceeds received by the Borrower from any Equity Issuance, (F) all dividends paid and other cash distributions made, in each case from time to time, on American Depositary Shares representing Acquired Shares included in the Collateral, (G) all cash dividends and other cash distributions paid from time to time on Excluded Shares and (H) all other amounts received by the Borrower from any source (except for any proceeds received under any Additional Seller Subordinated Debt).

(ii) Withdrawals from Collateral Agent’s Account. The Collateral Agent shall cause the cash balance on deposit in the Collateral Agent’s Account to be disbursed from time to time in accordance with Section 2.13. In addition, upon a Permitted Excluded Shares Disposition and upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall cause to be transferred from time to time to the Borrower’s Account the portion of the Net Cash Proceeds thereof required to pay in full any amounts due on account of any Additional Seller Subordinated Debt incurred by the Borrower to purchase the Excluded Shares so disposed of.

(f) Borrower’s Account.

(i) Deposits to Borrower’s Account. On each Payment Date and on the dates specified in Section 2.13(b), upon receipt of written instructions from the Administrative Agent, the Collateral Agent will cause amounts to be deposited into the Borrower’s Account as specified in Section 2.13(a) or (b), as applicable. In addition, the Net Cash Proceeds from a Permitted Excluded Shares Disposition shall be deposited into the Borrower’s Account to the extent and as specified in paragraph (e)(ii) above.

(ii) Withdrawals from Borrower’s Account. Amounts representing Asset Taxes Reserved Amount deposited in the Borrower’s Account pursuant to Section 2.13(a) or (b) shall be used by the Borrower solely to pay Asset Taxes. Amounts deposited in the Borrower’s Account pursuant to Section 2.13(a) or (b) in respect of Permitted Borrower

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Expenses shall be further transferred to the Borrower’s Administration Account and used by the Borrower solely to pay Permitted Borrower Expenses. Amounts deposited in the Borrower’s Account representing the Net Cash Proceeds from a Permitted Excluded Shares Disposition shall be used by the Borrower solely to pay in full any amounts due on account of any Additional Seller Subordinated Debt incurred by the Borrower to purchase the Excluded Shares so disposed of. All other amounts deposited in the Borrower’s Account may be used for any purpose permitted by this Agreement and the other Transaction Documents and shall be transferred to the Collateral Agent’s Account on any date when amounts are due and payable under Section 2.13 but only to the extent amounts otherwise on deposit in the Collateral Agent’s Account are insufficient to make such payments in accordance with Section 2.13.

(g) Argentine Account. If any amount required pursuant to the Loan Documents to be deposited in any of the Accounts is required for any reason, including applicable law, to be deposited into an account maintained in Argentina, (i) the Collateral Agent shall promptly cause to be established the Argentine Account, (ii) such deposit shall be made into the Argentine Account and (iii) as soon as possible after such deposit, upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall transfer such amount to (x) the applicable Account, if such transfer occurs prior to receipt by the Administrative Agent of an Unwinding Notice, (y) the Collateral Agent’s Account, if such transfer occurs after receipt by the Administrative Agent of an Unwinding Notice but prior to the payment in full of the Loans as provided in Section 2.04(b)(v) or (z) to such account as the Seller shall have notified the Administrative Agent in writing, if such transfer occurs after the payment in full of the Loans as provided in Section 2.04(b)(v).

SECTION 2.13. Disbursements from Collateral Agent’s Account.

(a) Priority of Payments on Payment Dates. Notwithstanding any other provision in this Agreement or any other Loan Document, but subject to paragraph (d) of this Section 2.13, on each Payment Date, upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall disburse amounts on deposit in the Collateral Agent’s Account in accordance with the following priorities:

(i) to the Administrative Agent’s Account for application by the Administrative Agent to the pro rata payment of all interest and Call Premium then due and payable to the Lenders under the Loan Documents;

(ii) to the Debt Service Reserve Account until the amount credited thereto equals the Required Reserve Amount;

(iii) to the Administrative Agent’s Account for application by the Administrative Agent to the payment of all fees and expenses then due and payable or reimbursable by the Borrower to each Agent under the Loan Documents;

(iv) to the Administrative Agent’s Account for application by the Administrative Agent to the payment of all other amounts (other than principal) then due and payable by the Borrower under the Loan Documents;

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(v) to the Administrative Agent’s Account for application by the Administrative Agent to the payment of the principal amount of the Loans then due and payable, other than as a result of a voluntary prepayment;

(vi) to the Borrower’s Account in the amount of Permitted Borrower Expenses for the Measurement Period ended on such Payment Date, as notified by the Borrower to the Agents in writing not later than five Business Days prior to such Payment Date;

(vii) to the Borrower’s Account in an amount equal to the excess, if any, of the Asset Taxes Reserved Amount for the Measurement Period ending on such Payment Date over the Asset Taxes Unused Amount for such Measurement Period;

(viii) to the Administrative Agent’s Account for application by the Administrative Agent to the payment of the principal amount of the Loans then due and payable as a result of a voluntary prepayment in accordance with a notice of prepayment given pursuant to Section 2.04(c);

(ix) to the Borrower’s Account in the amount of any dividends to be made by the Borrower as permitted by Section 6.06(b) or any prepayment, redemption or repurchase, or other payment in respect, of Indebtedness of the Borrower as permitted by Section 6.06(c); and

(x) any remaining amounts for retention in the Collateral Agent’s Account.

(b) Mandatory Prepayments on Non-Payment Dates. In the event that any Net Cash Proceeds from a Disposition of Shares, Debt Incurrence or Equity Issuance are deposited in the Collateral Agent’s Account, then, on the date of the required prepayment in accordance with the applicable notice of prepayment given pursuant to Section 2.04(c), if not a Payment Date, upon receipt of written instructions from the Administrative Agent,

(i) if such Net Cash Proceeds are received from a Disposition of Shares or a Debt Incurrence, the Collateral Agent shall disburse from amounts on deposit in the Collateral Agent’s Account an amount equal to 100% of such Net Cash Proceeds to the Administrative Agent’s Account for application by the Administrative Agent to the payment of the amounts then due and payable pursuant to Section 2.04(b)(ii) or (iii), as applicable, or

(ii) (x) if such Net Cash Proceeds are received from an Equity Issuance other than a Specified Equity Contribution, the Collateral Agent shall disburse from amounts on deposit in the Collateral Agent’s Account (A) an amount equal to 50% of such Net Cash Proceeds to the Administrative Agent’s Account for application by the Administrative Agent to the payment of the amounts then due and payable pursuant to Section 2.04(b)(iv) and (B) an amount equal to 50% of such Net Cash Proceeds to the Borrower’s Account and (y) if such Net Cash Proceeds are received from a Specified Equity Contribution, the Collateral Agent shall disburse from amounts on deposit in the Collateral Agent’s Account an amount equal to 100% of such Net Cash Proceeds to the Administrative Agent’s Account for application by the Administrative Agent to the payment of the amounts then due and payable pursuant to Section 2.04(b)(iv).

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In the event that any prepayment of principal of the Loans pursuant to Section 2.04(b)(i) is not made on a Payment Date, then on the date of the required prepayment in accordance with the applicable notice of prepayment given pursuant to Section 2.04(c), upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall disburse from amounts on deposit in the Collateral Agent’s Account (A) an amount equal to the ECF Sweep Percentage of Excess Cash Flow for the relevant Measurement Period to the Administrative Agent’s Account for application by the Administrative Agent to the payment of the amounts then due and payable pursuant to Section 2.04(b)(i) and (B) the amount of any dividends to be made by the Borrower as permitted by Section 6.06(b) or any prepayment, redemption or repurchase of Indebtedness of the Borrower as permitted by Section 6.06(c) to the Borrower’s Account.

In the event that any prepayment of principal of the Loans pursuant to Section 2.04(b)(v) is to be made, then (x) upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall (i) on the date of receipt by the Administrative Agent of the applicable Unwinding Notice, disburse all amounts on deposit in the Debt Service Reserve Account, the Borrower’s Account and, subject to Section 2.12(g), the Argentine Account to the Collateral Agent’s Account and notify in writing to the Administrative Agent the aggregate amount on deposit in the Collateral Agent’s Account after giving effect to such disbursements and (ii) on the date of the required prepayment in accordance with such Unwinding Notice, disburse all amounts on deposit in the Collateral Agent’s Account to the Administrative Agent’s Account for application by the Administrative Agent to the payment of the amounts then due and payable pursuant to Section 2.04(b)(v) and (y) the Borrower shall, not later than the date of receipt by the Administrative Agent of the applicable Unwinding Notice, disburse all amounts on deposit in the Borrower’s Administration Account to the Collateral Agent’s Account.

In connection with any such prepayment of Loans described in this paragraph (b), upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall from time to time disburse amounts on deposit in the Collateral Agent’s Account to the Administrative Agent’s Account for application by the Administrative Agent to the payment of all amounts due under Section 2.09 then due and payable.

(c) Other Payments on Non-Payment Dates. If any amounts are due and payable to an Agent or Lender hereunder or under the other Loan Documents (other than amounts specified in paragraph (b) above) on a day that is not a Payment Date, upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall disburse amounts on deposit in the Collateral Agent’s Account to the Administrative Agent’s Account for application by the Administrative Agent to the payment of such amounts due and payable, pro rata to the parties entitled thereto. In addition, upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall disburse amounts on deposit in the Debt Service Reserve Account to the Administrative Agent’s Account for application by the Administrative Agent to the payment pro rata to the parties entitled thereto of accrued interest on the Loans payable on the last day of each of the first two Interest Periods.

(d) Payments Following Acceleration. Anything herein to the contrary notwithstanding, upon the acceleration of the Loans following the occurrence of an Event of Default, upon receipt of written instructions from the Administrative Agent, the Collateral Agent shall cause the disbursement from time to time of amounts deposited in the Collateral Agent’s Account in accordance with the following priorities:

(i) to the Administrative Agent’s Account for application by the Administrative Agent to the payment to the Agents and the Lenders of their respective costs and expenses, if any, of collection, including out-of-pocket expenses of such Agent or Lender and fees and expenses of such Agent’s or Lender’s respective agents and counsel, and all expenses incurred and advances made by such Agent or Lender in connection therewith payable or reimbursable by the Borrower under the Loan Documents;

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(ii) to the Administrative Agent’s Account for application by the Administrative Agent to the payment in full of the principal of and interest and Call Premium on the Loans, in each case pro rata in accordance with the respective amounts thereof, and all other amounts then due and payable under the Loan Documents; and

(iii) after the payment in full of the principal and interest on the Loans and all other amounts then due and payable under the Loan Documents, to the Borrower, or its successors or assigns, or as a court of competent jurisdiction may direct.

(e) Instructions Relating to Withdrawals and Disbursements. The Administrative Agent shall notify the Collateral Agent in writing with sufficient advance notice of (which, unless the Collateral Agent shall otherwise agree, shall be at least two Business Days prior to) any withdrawal from or disbursement to any of the Accounts required to be made by the Collateral Agent. Upon receipt of any such notice from the Administrative Agent, the Collateral Agent shall notify the Administrative Agent in writing of the amount on deposit in each of the Accounts on the date of such notice and the amount expected to be on deposit in each of the Accounts on the date notified by the Administrative Agent to the Collateral Agent for such withdrawal or disbursement, without giving effect to any withdrawals or disbursements to be made on such date. The Administrative Agent shall promptly after receipt of such notice from the Collateral Agent instruct the Collateral Agent in writing in respect of the applicable amounts to be withdrawn and the respective Accounts to which such amounts shall be disbursed, provided that, with respect to any withdrawal from the Borrower’s Account or the Borrower’s Administration Account, the Borrower may provide such instruction to the Collateral Agent if the Administrative Agent shall not theretofore have notified the Collateral Agent in writing in accordance with Section 2.12(a) that the Borrower may not provide such instruction. Notwithstanding the foregoing, the Collateral Agent shall have no duty to make any withdrawal or disbursement from any Account, and shall not be liable for failure to do so, unless and until the Collateral Agent shall have received written instructions or notification from the Administrative Agent or the Borrower, as applicable, with respect thereto.

SECTION 2.14. Replacement of Lenders. If any Lender requests compensation under Section 2.08, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.10, or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the

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restrictions contained in, and consents required by, Section 9.04(b)(iii)), all of its interests, rights and obligations under this Agreement and the Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i) the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 9.04;

(ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loan, accrued interest thereon, accrued fees and all other amounts payable to it hereunder (including, if such assignment occurs on or prior to the first anniversary of the Closing Date, an amount equal to the applicable Call Premium) and under the other Loan Documents (including any amounts under Section 2.09) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 2.08 or payments required to be made pursuant to Section 2.10, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv) such assignment does not conflict with applicable law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lenders, with respect to each of itself and Holdings, that:

SECTION 3.01. Organization; Powers. Each of the Borrower and Holdings is duly organized and validly existing under the laws of its jurisdiction of organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in every jurisdiction where such qualification is required. The Borrower is duly registered within the Commercial Registry of Madrid at Tomo 24,588, Libro 0, Folio 88, Sección 8, Hoja M-442504 and all the resolutions passed by its Shareholders’ General Meeting and/or Directors suitable for registration have been duly registered within the Commercial Registry.

SECTION 3.02. Authorization; Enforceability. The Transactions are within the Borrower’s and Holdings’ respective power and authority and have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by the Borrower and

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constitutes, and each of the other Loan Documents to which it is a party when executed and delivered by it will constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights and (b) the application of principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The choice of New York law to govern this Agreement and the Security Agreement is a legal, valid and binding choice of law under the laws of Spain and the courts in Spain would recognize and enforce such choice of New York law. A judgment obtained in a New York court in respect of this Agreement and the Security Agreement will be recognized and enforced by the courts of Spain without re-examination of the merits. Each of the Loan Documents to which the Borrower is a party is, and each promissory note when duly executed and delivered by the Borrower will be, in proper legal form under the law of Spain for the enforcement thereof against the Borrower under such law. All formalities required in Spain, Australia, the United States and the United Kingdom for the validity and enforceability of each of the Loan Documents have been accomplished, and no taxes are required to be paid and no notarization is required, for the validity, enforceability and admissibility in evidence thereof.

SECTION 3.03. Governmental Approvals; No Conflicts. All consents, approvals, registrations, filings and other actions required to enable the Borrower and Holdings to enter into, exercise their respective rights and comply with their respective obligations under each of the Transaction Documents to which the Borrower or Holdings, as applicable, is a party, have been obtained and are in full force and effect, except for (i) such as have been obtained or made and are in full force and effect, including the filing of form PE-1 with the Bank of Spain, (ii) filings and recordings in respect of the Liens created pursuant to the Security Documents, (iii) approvals by the Antitrust Commission, (iv) filings with the Argentine securities commission and the Securities and Exchange Commission and (v) registrations after the Closing Date required pursuant to the second sentence of Section 5.04, (b) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of either the Borrower or Holdings or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon either the Borrower or Holdings or their respective assets, or give rise to a right thereunder to require any payment to be made by any such Person, and (d) except for the Liens created pursuant to the Security Documents and Permitted Excluded Shares Liens, will not result in the creation or imposition of any Lien on any asset of either the Borrower or Holdings.

SECTION 3.04. No Material Adverse Change. Since December 21, 2007, no event, change or condition has occurred that has resulted or could reasonably be expected to result in a material adverse effect on the ability of the Borrower or Holdings to perform any of their respective obligations under this Agreement or any of the other Loan Documents to which it is a party.

SECTION 3.05. Properties. The Borrower owns no real property or any interest therein. Upon consummation of the Acquisition, the Borrower will have good title to the Acquired Shares, and the Borrower has good title to all its other personal property material to its business, in each case subject only to the Liens created pursuant to the Security Documents and Permitted Excluded Shares Liens. Holdings has good title to the shares of common stock of the Borrower subject only to the Liens created pursuant to the Security Documents.

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SECTION 3.06. Litigation. There are no actions, suits, investigations or proceedings by or before any arbitrator or Governmental Authority, or governmental investigations known to the Borrower, now pending against or, to the knowledge of the Borrower, threatened against either the Borrower or Holdings (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any of the Loan Documents or the Transactions.

SECTION 3.07. Compliance with Laws. The Borrower is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property, except for any such non-compliance that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. The Borrower is not a Sanctioned Person or engaged in business with any Sanctioned Person. The Loans are in compliance with Regulations U and X of the Board (assuming that each Arranger, Lender and any other party (other than the Borrower, Holdings and their respective Affiliates) “arranging” (within the meaning of Regulation U of the Board) any Loan either (i) does not have a principal office in a United States Federal Reserve District (for purposes of such Regulation U) or (ii) is a “bank” (as defined in such Regulation U) that has arranged, negotiated, extended, booked and disbursed its Loan under this Agreement to comply with the exemption for extensions of credit made outside the United States).

SECTION 3.08. Compliance with Agreements; No Default. Each of the Borrower and Holdings is in compliance with all indentures, agreements and other instruments binding upon it or its property, except for any such non-compliance that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

SECTION 3.09. Investment Company Status. Assuming that none of the Lenders is a Regulation U Bank, neither the Borrower nor Holdings is required to register as an “investment company” as defined in the Investment Company Act of 1940.

SECTION 3.10. Taxes. The Borrower has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (x) Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower has set aside on its books adequate reserves to the extent required by GAAP or (y) to the extent that failure to do so could not reasonably be expected to result in a Material Adverse Effect. There is no income, stamp or other tax, levy, assessment, impost, deduction, charge or withholding of any kind imposed by Spain, Australia, Argentina or the United Kingdom (or any province, municipality or other political subdivision or taxing authority thereof or therein that exercises de facto or de jure power to impose such tax, levy, assessment, impost, deduction, charge or withholding) either (i) on or by virtue of the execution or delivery of the Loan Documents or (ii) on any payment to be made by the Borrower to the Lenders or Agents pursuant to the Loan Documents, other than any such tax, levy, assessment, impost, deduction, charge or withholding imposed on any Person as a result of such

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Person being organized under the laws of Spain or by virtue of its having a permanent establishment in Spain to which income under this Agreement and the promissory notes is attributable or its applicable lending office being located in Spain, except, with respect to both clauses (i) and (ii), for withholding tax on payments of interest to Lenders that are not Eligible Lenders or any tax that the Borrower is required to pay or reimburse in full under this Agreement or any of the other Loan Documents.

SECTION 3.11. Disclosure. The Borrower has disclosed to the Lenders (a) all agreements, instruments and corporate or other restrictions to which it is subject and (b) all other matters known to it that, in the case of both clauses (a) and (b) above, individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect. Neither the Information Memorandum nor any of the reports, financial statements, certificates or other information posted prior to the date hereof to the electronic data domain maintained by the Arrangers in connection with the Transactions (as modified or supplemented by other information so posted and, in any case, to the Borrower’s knowledge with respect to any such information relating to the Company, it being understood that two copies of all such information shall on the date hereof be printed and initialed, and one such copy will thereafter be kept, by each of the Administrative Agent and the Borrower) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

SECTION 3.12. Security Interests; Liens. The Security Documents provide the Collateral Agent for the benefit of each Agent and the Lenders with effective, valid, legally binding and enforceable first priority Liens on all of the Collateral. The Collateral Agent’s security interests described above will be, as of the Closing Date (and, with respect to all subsequently acquired Collateral, will be when so acquired) superior and prior to the rights of all third Persons now existing or hereafter arising whether by way of Lien, assignment or otherwise. Other than the Liens created pursuant to the Security Documents and the Permitted Excluded Shares Liens, no Lien exists on any property of the Borrower. Other than the Liens created pursuant to the Security Documents, no Lien exists on the shares of common stock of the Borrower.

SECTION 3.13. Capitalization. The share capital of the Borrower, after giving effect to the Equity Contribution, consists of an aggregate of 75,280,000 shares consisting of 75,280,000 shares of common stock with a par value of €1.00 per share, each of which shares is fully paid and nonassessable. The share capital of the Borrower is fully registered in the Commercial Registry of Madrid. As of the date hereof all of such issued and outstanding shares of common stock of the Borrower are owned beneficially and of record by Holdings. As of the date hereof, (x) there are no outstanding Equity Rights with respect to the Borrower and (y) there are no outstanding obligations of the Borrower to repurchase, redeem, or otherwise acquire any shares of capital stock of the Borrower nor are there any outstanding obligations of the Borrower to make payments to any Person, such as “phantom stock” payments, where the amount thereof is calculated with reference to the fair market value or equity value of the Borrower.

SECTION 3.14. Subsidiaries and Investments.

(a) Subsidiaries. The Borrower has no Subsidiaries.

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(b) Investments. The Borrower has no Investments other than the Accounts, the Interest Rate Cap Agreement, the Acquired Shares and Cash Equivalents.

SECTION 3.15. Solvency. As of the date hereof, after giving effect on a pro forma basis to the extensions of credit hereunder and to the other Transactions, (i) the aggregate value of all properties of the Borrower at their present fair saleable value exceeds the amount of all the debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) of the Borrower, (ii) the Borrower will not have unreasonably small capital with which to conduct its business operations as heretofore conducted and (iii) the Borrower is not affected by any event of dissolution (causa de disolución) established in articles 260.1 and 260.2 of the Spanish Companies Act (Ley de Sociedades Anónimas), and it is not reasonably foreseeable that it will be affected by any of this events of dissolution during the term of this Agreement.

ARTICLE IV

CONDITIONS

The obligation of each Lender to make its Loan hereunder shall become effective on the Closing Date, subject to the satisfaction of the following conditions precedent and the receipt by the Administrative Agent of each of the following documents, each of which documents, to the extent that a form therefor is not attached hereto as an Exhibit, shall be satisfactory to the Administrative Agent and the Arrangers in form and substance (or such condition shall have been waived in accordance with Section 9.02):

(a) This Agreement. From each party hereto either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page to this Agreement) that such party has signed a counterpart of this Agreement.

(b) Purchase Agreement. From each party thereto either (i) a counterpart of the Purchase Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page to the Purchase Agreement) that such party has signed a counterpart of the Purchase Agreement.

(c) Shareholders Agreement. From each party thereto either (i) a counterpart of the Shareholders Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page to the Shareholders Agreement) that such party has signed a counterpart of the Shareholders Agreement.

(d) Registration Rights Agreement. From each party thereto either (i) a counterpart of the Registration Rights Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page to the Registration Rights Agreement) that such party has signed a counterpart of the Registration Agreement.

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(e) Subordinated Seller Loan Agreement. From each party thereto either (i) the Subordinated Seller Loan Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page to the Subordinated Seller Loan Agreement) that such party has signed a counterpart of the Subordinated Seller Loan Agreement.

(f) Intercreditor Agreement. From each party thereto either (i) a counterpart of the Intercreditor Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page to the Intercreditor Agreement) that such party has signed a counterpart of the Intercreditor Agreement.

(g) Acquisition. The Acquisition and the other Transactions shall be consummated (i) simultaneously with the closing hereunder for a purchase price of $2,235,000,000 and (ii) otherwise in accordance with applicable law and the terms of the Purchase Agreement.

(h) Opinions of Counsel to the Borrower and Holdings. The following written opinions (addressed to the Agents and the Lenders and dated the Closing Date) of (i) Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Borrower, in the form of Exhibit K-1, (ii) Garrigues, Abogados y Asesores Tributarios, Spanish counsel to the Borrower, in the form of Exhibit K-2, (iii) Brons & Salas, Argentine counsel to the Borrower, in the form of Exhibit K-3, (iv) Minter Ellison, Australian counsel to Holdings, in the form of Exhibit K-4, (v) Davis Polk & Wardwell, U.S. counsel to the Company, in the form of Exhibit K-5 and (vi) Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz, Argentine counsel to the Company, in the form of Exhibit K-6.

(i) Corporate Documents. Such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence of the Borrower and Holdings, the authorization of the Transactions and incumbency of officers.

(j) Officer’s Certificate. A certificate, dated the Closing Date and signed by a Senior Officer of the Borrower, confirming compliance with the conditions set forth in clauses (bb) and (cc) of this Article IV.

(k) Security Documents and Accounts. The Holdings Existing Shares Pledge Agreement, the irrevocable power of attorney provided for in the Holdings Existing Shares Pledge Agreement, the Holdings Credit Rights Pledge Agreement, the Pledge of Accounts, the Pledge of Contracts, the Security Agreement and the Deed of Charge, duly executed and delivered by the Borrower and, in the case of the Holdings Existing Shares Pledge Agreement and the Holdings Credit Rights Pledge Agreement, Holdings, and the Collateral Agent and (i) in the case of the Pledge of Contracts, Repsol YPF, S.A. and (ii) in the case of each Spanish Security Document, each Lender. Each of the Accounts shall have been established with the applicable Account Bank. In addition, the Borrower shall have (A) included in the Collateral 48,770,787 Acquired Shares, (B) delivered to the Collateral Agent in New York the certificates representing such Acquired Shares

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indorsed to the Collateral Agent or in blank by an effective indorsement, (C) filed, or made arrangements for filing, with the Recorder of Deeds of the District of Columbia a UCC-1 financing statement covering all assets of the Borrower other than the Excluded Shares and (D) taken such other action in the relevant jurisdiction or jurisdictions as either Agent shall have reasonably requested in order to perfect the security interests created pursuant to the Security Documents.

(l) Process Agent Acceptance. A Process Agent Acceptance in respect of the Borrower, duly executed and delivered by the Process Agent.

(m) Notice of Borrowing. A notice of borrowing substantially in the form of Exhibit M executed by the Borrower and delivered to the Administrative Agent not later than 10:00 a.m., London time, on the Closing Date.

(n) No Dividends by the Company. The Company shall not have paid any dividend or made any other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of the Company, or made any payment of any other type that would constitute a “Restricted Payment” if a payment of such type had been made by the Borrower in respect of the Borrower’s shares of capital stock, in each case after December 21, 2007 and on or prior to the Closing Date, other than the 2006 Dividend.

(o) Outstanding Indebtedness and Capital Stock. A certificate, dated the Closing Date and signed by a Senior Officer of the Borrower, to the effect that, after giving effect to the Transactions, (i) the Borrower shall have outstanding no Indebtedness or capital stock other than (x) the Loans hereunder, (y) Indebtedness under the Subordinated Seller Loan Agreement and (z) the common stock evidenced by the Equity Contribution and (ii) Holdings shall have outstanding no Indebtedness other than Permitted Holdings Indebtedness.

(p) Financial Statements of the Company. Unaudited consolidated and (to the extent available) audited consolidating balance sheets and related statements of income, stockholders’ equity and cash flows of the Company, to the extent published, for (i) each fiscal quarter ended after September 30, 2007 and before the Closing Date and (ii) each fiscal month after the most recent fiscal quarter for which financial statements were received by the Administrative Agent as described in clause (i) above and ended 30 days before the Closing Date, in each case prepared in accordance with generally accepted accounting principles in Argentina.

(q) Pro Forma Financial Statements of the Borrower. A pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Borrower as of and for the twelve-month period ending on December 31, 2007, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements).

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(r) Direct Agreement. From each party thereto either (i) a counterpart of the Direct Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page to the Direct Agreement) that such party has signed a counterpart of the Direct Agreement.

(s) Número de Operación Financiera. A certificate, dated the Closing Date and signed by a Senior Officer of the Borrower, in respect of and attaching a copy of the documentation received by the Borrower in connection with its receipt of a Número de Operación Financiera (NOF) from the Bank of Spain.

(t) No Litigation. A certificate, dated the Closing Date and signed by a Senior Officer of the Borrower, to the effect that there shall be no litigation, governmental, administrative or judicial action, actual or, to the knowledge of the Borrower, threatened, or governmental investigation known to the Borrower, which is reasonably likely to be adversely determined and, if so determined, is reasonably likely to restrain, prevent or impose materially burdensome conditions on the Transactions or the other transactions contemplated hereby.

(u) Company’s EBITDAX. A certificate, dated the Closing Date and signed by a Senior Officer of the Company, to the effect that the Company’s consolidated EBITDAX for the four-fiscal quarter period most recently ended prior to the Closing Date (prepared in accordance with Argentine GAAP) was not less than $3,100,000,000.

(v) Funded Indebtedness of the Company. The funded Indebtedness of the Company outstanding on the Closing Date shall not be greater than $1,800,000,000 and the Administrative Agent shall have received a certificate of an officer of the Company acceptable to the Administrative Agent to such effect.

(w) Certain Regulatory Matters. At least five Business Days prior to the Closing Date, all documentation requested by either Agent or any Lender under applicable “know your customer” and anti-money laundering rules and regulations.

(x) SEC Filings. Neither the Company’s Form 20-F for the year ended December 31, 2006 nor any of the Company’s Forms 6-K filed thereafter shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and no Form 6-K shall be required to be filed with the Securities and Exchange Commission as of the Closing Date that has not then been so filed.

(y) No Company MAC. Except as disclosed in the Company’s Form 20-F for the year ended December 31, 2006 and the Company’s Forms 6-K filed thereafter and prior to December 21, 2007, there shall not have occurred any event, change or condition since September 30, 2007 that, individually or in the aggregate, has had, or could reasonably be expected to have, a material adverse effect on the reserves, refineries, distribution operations or condition (financial or otherwise) of the Company and its

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Subsidiaries, taken as a whole, but excluding any material adverse effect that arises solely from (i) the general economic or political climate in Argentina (other than as a result of a change in the Argentine hydrocarbon pricing regime or from any nationalization or expropriation of, or revocation of any concession relating to, oil and gas assets in Argentina by any national or provincial Governmental Authority (or the commencement of any legal process seeking any such nationalization, expropriation or revocation)) or (ii) the Argentine export tax promulgated pursuant to Resolution No. 394/2007 of the Argentine Ministry of Economy.

(z) No Regulatory MAC. There shall not have occurred (i) any material adverse changes in the Argentine hydrocarbon pricing regime or (ii) any nationalization or expropriation of, or revocation of any concession relating to, oil and gas assets in Argentina by any national or provincial Governmental Authority (or the commencement of any legal process seeking any such nationalization, expropriation or revocation).

(aa) Commitment Letter and Fee Letter. The Borrower shall have complied in all material respects with the terms of the Commitment Letter and the Fee Letter and shall have paid all fees and expenses required to be paid on the Closing Date pursuant to the Loan Documents (it being understood that, with respect to the payment of fees and expenses, such payment may be made from the proceeds of the Loans).

(bb) True Representations and Warranties. The representations and warranties of the Borrower set forth in this Agreement and of each of the Borrower and Holdings set forth in each of the other Loan Documents to which it is a party shall be true and correct on and as of the Closing Date (unless any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date).

(cc) No Default. At the time of and immediately after giving effect to such Loan, no Default shall have occurred and be continuing.

Notwithstanding the foregoing, the obligations of the Lenders to make their respective Loans shall not become effective unless the Closing Date shall have occurred at or prior to 5:00 p.m., London time, on February 25, 2008. The Administrative Agent shall notify in writing the Borrower and the Lenders of the Closing Date, including the satisfaction or waiver of the conditions set forth above, and such notice shall be conclusive and binding. Each of the Lenders hereby agrees that the Administrative Agent may assume (solely for its benefit) that (i) the conditions set forth in clauses (g), (n), (w), (x), (y), (z), (aa), (bb) and (cc)) have been satisfied unless an Arranger or such Lender shall have delivered to the Administrative Agent not later than 9:00 a.m., London time, on the Closing Date, written notice that one or more of such conditions has not been satisfied and (ii) each Arranger is satisfied with the form and substance of each of the documents referred to above unless such Arranger shall have delivered to the Administrative Agent not later than 9:00 a.m., London time, on the Closing Date, written notice that it is not satisfied with any matter covered by such provisions.

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ARTICLE V

AFFIRMATIVE COVENANTS

Until the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, the Borrower covenants and agrees with the Lenders that:

SECTION 5.01. Financial Statements and Other Information. The Borrower will furnish to the Administrative Agent for distribution to each Lender:

(a) within 90 days after the end of each fiscal year of the Borrower, the audited balance sheet and related statements of income, stockholders’ equity and cash flows of the Borrower as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by independent public accountants of recognized international standing (without any qualification or exception as to the scope of such audit) to the effect that such financial statements present fairly in all material respects the financial condition and results of operations of the Borrower in accordance with GAAP consistently applied;

(b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, the balance sheet and related statements of income, stockholders’ equity and cash flows of the Borrower as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for (or, in the case of the balance sheet, as of the end of) the corresponding period or periods of the previous fiscal year, all certified by a Senior Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c) concurrently with any delivery of financial statements under clause (a) or (b) of this Section, a certificate of a Senior Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (ii) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04(a) and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d) (i) if a public offering of Class D shares of the Company has not occurred following the Closing Date, concurrently with any delivery of financial statements under clause (a) or (b) of this Section, a calculation of the Collateral Coverage Ratio as of the last day of the relevant fiscal quarter or fiscal year or (ii) if a public offering of Class D shares of the Company has occurred following the Closing Date, unless the Borrower has delivered a notice of the occurrence of Default under Section 6.10 with respect thereto, by not later than the 5th Business Day after the last day of each month, a certificate of a Senior Officer of the Borrower in the form of Exhibit O;

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(e) by not later than the 10th Business Day after the last day of each Measurement Period, a certificate of a Senior Officer of the Borrower setting forth a calculation of the Debt Service Coverage Ratio for such Measurement Period.

(f) promptly following any request therefor by either Agent or any Lender (through the Administrative Agent), all information in respect of the Borrower required under applicable “know your customer” and anti-money laundering rules and regulations;

(g) all information that the Company is required to file with any Governmental Authority (including the Securities and Exchange Commission) pursuant to the securities laws of any jurisdiction, not later than five Business Days after such information is required to be so filed;

(h) if the Company ceases to be a reporting company under the Securities Exchange Act of 1934, as amended, all information relating to the Company that would be required to be filed with the Securities and Exchange Commission pursuant to such Act, such information to be provided not later than five Business Days after such information would be required to be filed under such Act;

(i) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower (not including any information in respect of the Company) or compliance with the terms of this Agreement and the other Loan Documents, as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request.

SECTION 5.02. Notices of Material Events. The Borrower will furnish to the Administrative Agent and each Lender written notice of the following:

(a) the occurrence of any Default; and

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority (i) against the Borrower, Holdings or any of their respective assets that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect or (ii) known to the Borrower that, if adversely determined, could reasonably be expected to result in an adverse effect on the rights or remedies of either Agent or any Lender in respect of any of the Collateral under the Loan Documents.

Each notice delivered under this Section shall be accompanied by a statement of a Senior Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03. Rating of Loans. The Borrower shall use commercially reasonable efforts to obtain and maintain ratings with respect to the Indebtedness of the Borrower under this Agreement from each of Moody’s and Fitch (for so long as Moody’s and Fitch are in the business of rating loans and securities of a type similar to the Loans, it being understood that if either Moody’s or Fitch shall discontinue such business, Moody’s or Fitch, as applicable, shall be replaced with an alternative service, if available, reasonably satisfactory to the Administrative Agent and the Borrower) to be available at all times until the Maturity Date (it being understood that there shall be no requirement to maintain a minimum rating).

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SECTION 5.04. Existence; Preservation of Rights; Conduct of Business. The Borrower will do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, registrations, privileges and franchises material to the conduct of its business and the performance of its obligations pursuant to the Loan Documents to which it is a party. Without limiting the foregoing, in the event that the Borrower ceases to hold the Shares owned by it in the form of American Depositary Shares or as required by applicable law, the Borrower shall be registered, and thereafter maintain such registration, with the Public Registry of Commerce of the City of Buenos Aires under Section 123 of Law 19.550, as amended, for purposes of acting as a shareholder of an Argentine company.

SECTION 5.05. Payment of Obligations. The Borrower will pay its obligations, including tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower has set aside on its books adequate reserves with respect thereto if required by and in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.06. Books and Records; Inspection Rights. The Borrower will keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower will permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, reasonable access to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

SECTION 5.07. Compliance with Laws. The Borrower will comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.08. Use of Proceeds. The proceeds of the Loans will be applied, together with the proceeds of the Equity Contribution, to (a) pay the purchase price of the Acquisition pursuant to the Purchase Agreement, (b) deposit an amount equal to the Required Reserve Amount into the Debt Service Reserve Account and (c) to pay fees and expenses owing by the Borrower or Holdings with respect to the Transactions.

SECTION 5.09. Hedging Arrangements. The Borrower will, not later than five Business Days after the Closing Date, enter into, and will thereafter not terminate, an interest rate cap agreement relating to interest payments due after the Payment Date falling on or nearest to May 15, 2008 reasonably satisfactory to the Administrative Agent with respect to at least 50% of the Borrower’s long-term cash-pay Indebtedness, which agreement requires no payments by the Borrower thereunder other than an initial upfront payment (the “Interest Rate Cap Agreement”).

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SECTION 5.10. Further Assurances; Release of Shares from the Collateral.

(a) The Borrower will take such action from time to time (including executing and delivering such assignments, security agreements, account control agreements and other instruments) as shall be reasonably requested by either Agent to create, in favor of the Collateral Agent for the benefit of each Agent and the Lenders, perfected security interests and Liens in all of the property of the Borrower, other than the Excluded Shares, as collateral security for its obligations hereunder, provided that (x) if, after the Closing Date, (i) the Annual Collateral Coverage Ratio for any fiscal year of the Company is greater than the Release Ratio Level with respect to such fiscal year, (ii) no Default shall have occurred and be continuing or would result therefrom and (iii) no material breach by the Seller of its obligations under the Shareholders Agreement shall have occurred and be continuing, then, promptly after the sixth Business Day after the Company has made publicly available its audited annual financial statements for such fiscal year, upon written instruction from the Administrative Agent to the Collateral Agent (which shall specify the number of Shares to be released), Shares will be released from the Collateral pursuant to Section 4.13 of the Security Agreement and used to secure the Indebtedness of the Borrower under the Subordinated Seller Loan Agreement in a number not exceeding the number which, after giving effect to such release, would cause the Annual Collateral Coverage Ratio for such fiscal year to be equal to the Release Ratio Level with respect to such fiscal year, and (y) when all principal of and interest on the Loans, any applicable Call Premium and all other amounts payable under the Loan Documents shall have been paid in full and the Commitments of the Lenders hereunder shall have expired or been terminated, the Administrative Agent shall instruct the Collateral Agent in writing to forthwith cause to be assigned, transferred and delivered, against receipt but without any recourse, warranty or representation whatsoever, any remaining Collateral and money received in respect thereof, to or on the order of the Borrower, and also to, at the expense of the Borrower, execute and deliver to the Borrower such documentation as shall be reasonably requested by the Borrower to effect the release of the Liens on the Collateral created pursuant to the Security Documents.

(b) The Borrower will not waive (whether in writing or otherwise) any of its rights or remedies under the Purchase Agreement, and any monies recovered in any action or proceeding related to any enforcement thereof shall be deposited in an account outside the United States specified by the Administrative Agent.

(c) (i) The Borrower shall take all measures, perform all actions, grant all documents, obtain all official or private seals, approvals, authorizations, stamps or others and grant all documents necessary to ensure that this Agreement (including any amendment, restatement, novation or related document) and/or any other Loan Document (including any amendment, restatement, novation or related document) are raised in Spain to the status of Public Documents (elevación a escritura pública o póliza) in compliance with Spanish law requirements on or before 5 Business Day after the date on which either Agent makes a request to the Borrower,

(ii) the Borrower acknowledges that the escritura pública will expressly state that the Collateral Agent and/or any Lender is entitled to claim all amounts outstanding under the Loan Documents following any non-payment of principal by the Borrower.

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This does not prejudice the exercise of any other right or remedy of the Collateral Agent and/or any Lender,

(iii) any Person that assumes any obligation, responsibility or undertaking in the future under this Agreement shall be obliged by this paragraph (c), and

(iv) the Borrower hereby expressly authorizes the Collateral Agent (and each Lender, as appropriate) to request and obtain certificates issued by the Notary Public who has raised this Agreement or any other Loan Document into the status of a Spanish public document, in order to evidence its compliance with the entries of his registry-book and the relevant entry date for the purpose of Article 517 of the Civil Procedural Law. The cost of such certificate will be for the account of the Borrower.

(d) If this Agreement or any other Loan Document is raised in Spain to public documents status in accordance with paragraph (c) above, for the purpose of Article 571 et seq. of the Civil Procedural Law (Law 1/2000 of 7 January) (Ley de Enjuiciamiento Civil), then:

(i) the amount due and payable under this Agreement and/or any Loan Documents that may be claimed in any executive proceedings will be contained in a certificate supplied by either Agent and/or a Lender and will be based on the accounts maintained by the applicable Agent and/or such Lender in connection with this Agreement and,

(ii) either Agent may (at the cost of the Borrower) have the certificate notarized,

(iii) the Collateral Agent may start executive proceedings by presenting to the relevant court (x) an original notarial copy of this Agreement or any other Loan Documents, as applicable, and (y) a notarial document (acta notarial) incorporating the certificate of the applicable Agent or Lender referred to in subparagraph (i) above; provided that the Borrower must be notified of the details of such certificate at least 5 days before the start of the executive proceedings.

ARTICLE VI

NEGATIVE COVENANTS

Until the principal of and interest on each Loan and all fees payable hereunder have been paid in full, the Borrower covenants and agrees with the Lenders that:

SECTION 6.01. Indebtedness. The Borrower will not create, incur, assume or permit to exist any Indebtedness, except:

(a) Indebtedness created hereunder;

(b) Indebtedness outstanding under the Subordinated Seller Loan Agreement;

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(c) Indebtedness outstanding under any Permitted Subordinated Debt; and

(d) Indebtedness outstanding under any Additional Seller Subordinated Debt.

SECTION 6.02. Liens. The Borrower will not create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a) Liens created pursuant to the Security Documents;

(b) Permitted Encumbrances; and

(c) Permitted Excluded Shares Liens, but only if all cash dividends and other cash distributions in respect of the Excluded Shares are deposited in the Collateral Agent’s Account.

SECTION 6.03. Fundamental Changes; Dispositions. The Borrower will not enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself, or voluntarily commence any proceedings described in Article VII(j)(i). The Borrower will not acquire any business or property from, or capital stock of, or be a party to any acquisition of, any Person, except as permitted by Section 6.05 or 6.09. The Borrower will not convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, any part of its business or property, whether now owned or hereafter acquired, except for (a) a Disposition of Shares included in the Collateral for cash or Cash Equivalents, in each case to be paid to the Borrower at the time of such Disposition of Shares, provided that (i) the proceeds thereof are applied to prepay the Loans pursuant to Section 2.04(b)(ii) and (ii) after giving effect to any such Disposition of Shares included in the Collateral, the Collateral Coverage Ratio is equal to or exceeds 1.75 to 1 and the Borrower shall have provided, prior to the date of such Disposition of Shares, evidence in reasonable detail to each Agent that the condition in this clause (ii) will be satisfied on such date and (b) a Disposition of Shares constituting Excluded Shares acquired after the Closing Date with the proceeds of Additional Seller Subordinated Debt, provided that the proceeds thereof are applied to pay in full any amounts due on account of any Additional Seller Subordinated Debt incurred by the Borrower to purchase the Excluded Shares so disposed of and to prepay the Loans to the extent required pursuant to Section 2.04(b)(ii) (any such Disposition of Shares pursuant to this clause (b), a “Permitted Excluded Shares Disposition”).

SECTION 6.04. Lines of Business. The Borrower will not engage in any business other than its ownership of the Shares, its consummation of the Transactions and activities and liabilities incidental thereto.

SECTION 6.05. Subsidiaries and Investments. The Borrower will not acquire or establish any Subsidiaries and, without limiting the foregoing, the Borrower will not make or permit to remain outstanding any Investments except:

(a) the Accounts;

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(b) Cash Equivalents;

(c) the Interest Rate Cap Agreement;

(d) the Acquired Shares; and

(e) any additional Shares acquired as permitted by Section 6.09.

SECTION 6.06. Restricted Payments. The Borrower will not declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except:

(a) subject to the delivery by the Borrower to the Agents of reasonable documentary evidence thereof (and without duplication of any Asset Taxes paid pursuant to Section 6.07(c)), any Restricted Payments made for the purpose of allowing the shareholders of Holdings to pay Asset Taxes;

(b) the payment of dividends in any fiscal year of the Borrower in an aggregate amount not exceeding the lesser of $14,325,000 and the aggregate amount of the portions of Excess Cash Flow for such fiscal year not required to be used to prepay the Loans pursuant Section 2.04(b)(i) (as such aggregate amount may be reduced on a Dollar-for-Dollar basis by the amount of prepayments, redemptions or repurchases, and other payments in respect, of Indebtedness of the Borrower under the Subordinated Seller Loan Agreement or any Additional Seller Subordinated Debt made pursuant to paragraph (c) below), provided that (i) no Default shall have occurred and be continuing or would result therefrom and (ii) no such dividend payment shall be permitted from any such portion of Excess Cash Flow for any Measurement Period until after the mandatory prepayment required pursuant to Section 2.04(b)(i) to be made for such Measurement Period shall have been made;

(c) prepayments, redemptions or repurchases, and other payments in respect, of Indebtedness of the Borrower under the Subordinated Seller Loan Agreement, any Additional Seller Subordinated Debt or any Permitted Subordinated Debt made with the amounts otherwise permitted to be used for the payment of dividends pursuant to paragraph (b) above, provided that, upon any such prepayment, redemption or repurchase made pursuant to this paragraph (c), the amount otherwise available for the payment of dividends under paragraph (b) above shall be reduced on a Dollar-for-Dollar basis; and

(d) payments of any amounts due on account of any Additional Seller Subordinated Debt made by the Borrower with the Net Cash Proceeds of a Permitted Excluded Shares Disposition.

SECTION 6.07. Transactions with Affiliates. The Borrower will not sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except:

(a) transactions duly incurred and documented and in the ordinary course of business at prices and on terms and conditions not less favorable to the Borrower than

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could be reasonably obtained on an arm’s-length basis from unrelated third parties, provided that the aggregate amount of payments to be made by the Borrower with respect to all such transactions shall not exceed $250,000 per fiscal year of the Borrower;

(b) the incurrence of Permitted Subordinated Debt;

(c) subject to the delivery by the Borrower to the Agents of reasonable documentary evidence thereof (and without duplication of any Restricted Payments made pursuant to Section 6.06(a)), the payment of Asset Taxes on behalf of the shareholders of Holdings;

(d) the payment of Permitted Borrower Expenses; and

(e) the payment of dividends otherwise permitted hereunder.

SECTION 6.08. Termination or Modification of Certain Documents. The Borrower will not terminate or modify (whether in writing or otherwise) the economic terms of, or modify (whether in writing or otherwise) in a manner that is adverse to the Lenders, any documentation governing the Indebtedness of the Borrower under the Subordinated Seller Loan Agreement, any Additional Seller Subordinated Debt, any Permitted Subordinated Debt or the Registration Rights Agreement without in each case the prior written consent of the Required Lenders or (in the case of any termination or modification of the Registration Rights Agreement) the Supermajority Lenders. The Borrower will not terminate or modify (whether in writing or otherwise) the economic terms of, or modify (whether in writing or otherwise) in a manner that is materially adverse to the Lenders, the Shareholders Agreement or any organizational document of the Borrower (including any change (whether agreed or deemed pursuant to applicable law) of domicile), without in each case the prior written consent of the Required Lenders.

SECTION 6.09. Acquisitions of Additional Shares. The Borrower will not acquire any additional Shares after the Closing Date if the purchase price thereof, when aggregated with the purchase price of all additional Shares previously acquired by the Borrower after the Closing Date, would exceed $250,000,000.

SECTION 6.10. Collateral Coverage Ratio. The Borrower will not permit the Collateral Coverage Ratio at any time to be less than 1.75 to 1.0.

SECTION 6.11. Debt Service Coverage Ratio. The Borrower will not permit the Debt Service Coverage Ratio to be less than (a) 1.05 to 1.0 for any Measurement Period ending on or prior to the Payment Date falling on or nearest to May 15, 2009 and (b) 1.10 to 1.0 for any Measurement Period ending thereafter; provided that until the expiration of the fifth Business Day following the date of breach of this Section 6.11, Holdings may, at its option, cure such breach by making a Specified Equity Contribution, which will be treated as dividends on the Shares solely for the purpose of calculating the Debt Service Coverage Ratio, in an aggregate amount sufficient to cause the Debt Service Coverage Ratio to be at least equal to the then applicable ratio set forth above, and upon the making of such Specified Equity Contribution and the application of the proceeds thereof to prepay the Loans to the extent required pursuant to Section 2.04(b)(iv), the Borrower shall be deemed to have satisfied the requirements of this

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Section 6.11 as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach of Section 6.11 shall thereafter be deemed for all purposes of this Agreement not to have occurred.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events (each, an “Event of Default”) shall occur:

(a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or under any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three or more Business Days;

(c) any representation or warranty made or deemed made by or on behalf of the Borrower in or, on and after the date hereof, in connection with this Agreement or any other Loan Document or by or on behalf of Holdings in or, on and after the date hereof, in connection with any Holdings Share Pledge Agreement or in each case any amendment or modification hereof or thereof, or in any report, certificate, financial statement or other document furnished by or on behalf of the Borrower or Holdings pursuant to or, on and after the date hereof, in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, shall prove to have been incorrect in any material respect when made or deemed made;

(d) (i) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 2.12(d)(i), 2.12(e)(i), 5.04 (with respect to the Borrower’s existence), or 5.09 or in Article VI (other than Sections 6.10 and 6.11); (ii) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 4.02, 4.04(a) or 4.04(c) of the Security Agreement or, following its execution and delivery, in Section 4(b) of the Borrower Pledge Agreement; (iii) the Borrower shall fail to observe or perform the agreement contained in Section 7.3 of, or any other material covenant, condition or agreement contained in, the Shareholders Agreement; (iv) Holdings shall fail to observe or perform any covenant, condition or agreement contained in Section 3.1 or 6.1 of the Holdings Existing Shares Pledge Agreement; or (v) the Seller shall fail to observe or perform the agreement contained in Section 7.3 of the Shareholders Agreement;

(e) (i) the Borrower shall fail to observe or perform Section 6.10 and, if there has occurred a public offering of Class D shares of the Company following the Closing Date, such failure shall continue unremedied for a period of five or more Business Days; or (ii) the Borrower shall fail to observe or perform Section 6.11 and such failure shall continue unremedied for a period of more than five Business Days;

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(f) either the Borrower or Holdings shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document to which it is a party (other than those covenants, conditions or agreements specified above in this Article) and such failure shall continue unremedied for a period of 30 or more days after the earlier of (x) an officer of the Borrower obtaining knowledge of such failure and (y) notice thereof from the Administrative Agent (given at the request of any Lender) to the Borrower;

(g) the Borrower shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable, and such failure shall continue beyond any applicable grace period set forth in the agreements or instruments evidencing or governing such Material Indebtedness;

(h) any event or condition occurs that results in any Material Indebtedness incurred by the Borrower becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause any such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization, debt restructuring (including any out of court restructuring agreement or acuerdo preventivo extrajudicial), winding up, administration or dissolution, including any disolución, liquidación, concurso, or any other similar proceedings, or other relief in respect of either the Borrower or Holdings or their respective debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, administrative receiver, administrator, trustee, custodian, sequestrator, conservator or similar official, including a liquidador, administración concursal or any other Person performing the same function of each of the foregoing, for either the Borrower or Holdings or for a substantial part of their respective assets, and, in any such case, such proceeding or petition shall continue undismissed for a period of 60 or more days or an order or decree approving or ordering any of the foregoing shall be entered;

(j) either the Borrower or Holdings shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization, debt restructuring (including any out of court restructuring agreement or acuerdo preventivo extrajudicial), winding up, administration or dissolution, including any disolución, liquidación, concurso, or any other similar proceedings, or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of any proceeding or petition described in clause (i) of this Article, (iii) apply for or consent to the appointment of a receiver, administrative receiver, administrator, trustee, custodian, sequestrator, conservator or similar official, including a

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liquidador, administración concursal or any other Person performing the same function of each of the foregoing, for either of the Borrower or Holdings or for a substantial part of their respective assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(k) either the Borrower or Holdings shall become unable, admit in writing its inability or fail generally to pay its debts as they become due, including that the Borrower is in a state of insolvencia or concurso;

(l) one or more judgments for the payment of money in an aggregate amount in excess of $10,000,000 shall be rendered against either the Borrower or Holdings and the same shall remain undischarged, unsatisfied, unstayed and unbonded for a period of 30 consecutive days, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or Holdings, as the case may be, to enforce any such judgments;

(m) a Change of Control shall occur;

(n) the Liens created pursuant to the Security Documents shall at any time not constitute a valid and perfected Lien on 100% of the shares of capital stock of the Borrower and the other collateral intended to be covered thereby in favor of the Collateral Agent, free and clear of all other Liens, or, except for expiration in accordance with its terms, any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect, or the enforceability thereof shall be contested by the Borrower or Holdings;

(o) the Company or the Seller shall fail to observe or perform any covenant, condition or agreement contained in Section 2(a), 2(b), 3, 4(g), 4(h), 9(a), 9(b), 10(f) or 10(q) of the Registration Rights Agreement;

(p) the Company shall consummate any acquisition after the Closing Date, provided that the consummation of such acquisition shall not constitute an Event of Default if (i) as a result thereof the aggregate consideration (including in the form of Indebtedness repaid or assumed) for all such acquisitions consummated after the Closing Date does not exceed $1,000,000,000 or (ii) as a result thereof both the free cash flow and the net income of the Company would increase by more than 5% (as evidenced by pro forma financial statements prepared by Deloitte & Touche LLP in accordance with Regulation S-X under the Securities Act of 1933, as amended, that have been reviewed by a concurring review partner for a Securities and Exchange Commission audit engagement); and provided, further, that Bolivian and Venezuelan assets may not be acquired pursuant to the foregoing clause (ii);

(q) the Company shall fail to pay the 2006 Dividend prior to May 15, 2008 or, if such payment shall have been timely made, the Seller shall fail to have repaid or contemporaneously repay to the Company in cash an amount equal to $836,000,000 plus

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accrued and unpaid interest at the time of repayment on the intercompany note payable by the Seller to the Company, provided that, if the Seller shall have repaid such amount to the Company prior to the payment by the Company of the 2006 Dividend, the Seller shall not thereafter have reborrowed all or any part of such amount from the Company;

(r) Holdings shall (i) terminate or modify (whether in writing or otherwise) the economic terms of, or modify (whether in writing or otherwise) in a manner that is adverse to the Lenders, any documentation governing the Indebtedness of the Borrower under any Permitted Subordinated Debt, (ii) terminate or modify (whether in writing or otherwise) in a manner that is materially adverse to the Lenders any of its or the Borrower’s organizational documents (including any change (whether agreed or deemed pursuant to applicable law) of domicile), other than any such termination or modification resulting from the transactions permitted under Section 13 of the Holdings Existing Shares Pledge Agreement, without in each case the prior written consent of the Required Lenders, (iii) engage at any time in any business or business activity other than ownership and acquisition of equity interests in the Borrower and the extension of Permitted Subordinated Debt to the Borrower, or any activities directly related thereto, or any actions incidental to the consummation of the Transactions and to maintenance and continuance by Holdings of the foregoing activities, (iv) incur any Indebtedness other than Permitted Holdings Indebtedness or (v) permit any Liens on the equity interests of the Borrower other than Liens created pursuant to the Security Documents; or

(s) Holdings shall fail to (i) do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, registrations, privileges and franchises material to the conduct of its business and the performance of its obligations pursuant to the Holdings Share Pledge Agreements (without prejudice to the transactions permitted under Section 13 of the Holdings Existing Shares Pledge Agreement), (ii) pay its obligations, including tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (x) the validity or amount thereof is being contested in good faith by appropriate proceedings, (y) Holdings has set aside on its books adequate reserves with respect thereto if required by and in accordance with generally accepted accounting principles in Australia and (z) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect, (iii) keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities, (iv) permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, reasonable access to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested, (v) comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, or (vi) take all measures, perform all actions, grant all documents, obtain all official or private seals, approvals, authorizations, stamps or others and grant all documents required to be taken, performed, granted or obtained by Holdings to ensure that this Agreement (including any

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amendment, restatement, novation or related document) and/or any other Loan Document (including any amendment, restatement, novation or related document) are raised in Spain to the status of Public Documents (elevación a escritura pública o póliza) in compliance with Spanish law requirements on or before 5 Business Day after the date on which either Agent makes a request to Holdings, and in each case under this paragraph (s) (other than clause (i) with respect to the existence of Holdings) such failure shall continue unremedied for a period of 30 or more days after notice thereof from the Administrative Agent (given at the request of any Lender) to the Borrower;

then, and in every such event (other than an event with respect to the Borrower described in clause (i) or (j) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Majority Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (i) or (j) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE VIII

THE ADMINISTRATIVE AGENT, COLLATERAL AGENT,

LENDERS AND ARRANGERS

Each of the Lenders hereby irrevocably appoints each Agent as its agent hereunder and under the other Loan Documents to which such Agent is a party, and authorizes each Agent to take such actions on such Lender’s behalf and to exercise such powers as are delegated to such Agent by the applicable Loan Documents, together with such actions and powers as are reasonably incidental thereto.

Each Lender agrees that, notwithstanding such Lender being a party to each of the Spanish Security Documents: (a) the Collateral Agent will be the only Person entitled to enforce any Spanish Security Document on its own behalf and/or on behalf of such Lender (and such Lender hereby expressly authorizes and empowers the Collateral Agent for such purposes); (b) the enforcement of the Spanish Security Documents shall require the consent of the Majority Lenders (and for such purposes, if so instructed by the Administrative Agent, the Collateral Agent may decide not to take into account any commitment assigned pursuant to a Spanish Assignment Agreement which has not been notarized as provided in Section 9.04(e)), (c) the Collateral Agent shall act on behalf of all of the Lenders in any judicial or out-of-court

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proceedings for the enforcement of any of the Spanish Security Documents (and such Lender hereby expressly authorizes and empowers the Collateral Agent for such purposes); (d) such Lender shall take whatever action is necessary or advisable in the reasonable opinion of the Collateral Agent to enforce this Agreement or any of the Spanish Security Documents in Spain; (e) such Lender waives any right to individual enforcement by such Lender of any of the Spanish Security Documents; and (f) such Lender shall become a party to the enforcement proceeding following the Collateral Agent’s instructions. The Collateral Agent is entitled and is hereby empowered by each Lender to execute, accept, grant, ratify, amend, restate, cancel, assign or enforce any Spanish Security Document on behalf of such Lender. Each Lender shall execute an Agent’s Power of Attorney, cause such Agent’s Power of Attorney to be promptly notarized and, if applicable, apostilled, and maintain such Agent’s Power of Attorney in full force and effect as long as such Lender continues to be a Lender hereunder.

Each Person serving as an Agent shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and such Person and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Affiliate thereof as if it were not an Agent.

Neither Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, (a) neither Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) neither Agent shall have any duty to take any action or exercise any powers, except rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise in writing by the Majority Lenders, and (c) except as expressly set forth herein and in the other Loan Documents, neither Agent shall have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower that is communicated to or obtained by the Person serving as Agent or any of their Affiliates in any capacity. Neither Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Majority Lenders or in the absence of its own gross negligence or willful misconduct. Neither Agent shall be deemed to have knowledge of any Default unless and until written notice thereof is given to such Agent by the Borrower or a Lender, and neither Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement, any other Loan Document or the Information Memorandum, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or the sufficiency or value of any of the Collateral, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein or therein, other than to confirm receipt of items expressly required to be delivered to such Agent.

Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to

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be made by the proper Person, and shall not incur any liability for relying thereon. Each Agent may consult with legal counsel (who may be counsel for the Borrower or Holdings), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. The Collateral Agent may pay reasonable remuneration to such agents for all services performed for it in the discharge of its duties under the Security Documents and all such amounts shall be reimbursable under Section 9.03.

Each Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents (including any branch, other office or Affiliate of such Agent) appointed by such Agent. Each Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of the Agents and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

Each Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Majority Lenders shall have the right to appoint a successor that is not a Regulation U Bank and, except if an Event of Default shall have occurred and be continuing at the time of such resignation, that is reasonably satisfactory to the Borrower, provided that, if the Borrower shall fail to provide its consent to any successor proposed to the Borrower in writing by the Majority Lenders within ten days after receipt of such proposal, such successor shall be deemed to be reasonably satisfactory to the Borrower. If such retiring Agent shall be the Administrative Agent and no successor shall have been so appointed for the retiring Administrative Agent by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent’s resignation shall nonetheless become effective and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and (2) the Majority Lenders shall perform the duties of the retiring Administrative Agent (and all payments and communications provided to be made by, to or through the retiring Administrative Agent shall instead be made by or to each Lender directly) until such time as the Majority Lenders appoint a successor agent as provided for above in this paragraph. The Collateral Agent’s resignation shall not be effective until a successor Collateral Agent shall have been appointed by the Majority Lenders and shall have accepted such appointment, provided that, if no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Collateral Agent gives notice of its resignation, then the retiring Collateral Agent may on behalf of the Lenders appoint a successor Collateral Agent meeting the qualifications set forth above. Upon the acceptance of its appointment as an Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent, shall be discharged from its duties and obligations hereunder (if not already discharged therefrom as provided above in this paragraph). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After an Agent’s resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Agent.

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Each Lender acknowledges that it has, independently and without reliance upon either Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon either Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Anything herein to the contrary notwithstanding, none of the Persons acting as Global Coordinator or Bookrunners listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as an Agent or as a Lender hereunder.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01. Notices; Electronic Communications.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein or in any other Loan Document shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i) if to the Borrower, to it at Petersen Energía S.A., c/o Grupo Petersen, Cerrito 740, Piso 1, (C1010AAP) Buenos Aires, Argentina, Attention: Mauro Dacomo, Facsimile Number: +54-11-45-555-0162;

(ii) if to the Administrative Agent, to it at Credit Suisse, London Branch, One Cabot Square, London E14 4QJ, Attention: Ian Croft / Elvin Tan, Facsimile Number: +44-20-7888-8398;

(iii) if to the Collateral Agent, to it at HSBC Bank plc, 8 Canada Square, London E14 5HQ, Attention: CTLA Trustee Administration—Anne Danhaive, Facsimile Number: +44-20-7991-4350; with a copy, in the case of any payment instructions, to HSBC Bank plc, 8 Canada Square, London E14 5HQ, Attention: Operations, Bond Paying Agency, CTLA—Phil Cooper, Facsimile Number: +44-20-7260-8932; and

(iv) if to a Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto (or, in the case of any such change by a Lender, by notice to the Borrower and the Administrative Agent). All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt. Notices delivered through

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electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b). Any payment or withdrawal instruction to the Collateral Agent shall be delivered to the Collateral Agent solely by courier or, subject to the party delivering such instruction providing an indemnity to the Collateral Agent in a form reasonably requested from time to time by the Collateral Agent, by telecopy.

(b) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender relating to the borrowing of Loans pursuant to Section 2.02 if such Lender has notified the Administrative Agent that it is incapable of receiving notices relating thereto by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received unless the sender receives an automatic error message from the server of the intended recipient indicating that the applicable notice or communication has not been received by such intended recipient or delivery thereof is delayed for any reason whatsoever, provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

ANY INTERNET OR INTRANET WEBSITE USED TO POST NOTICES OR COMMUNICATIONS HEREUNDER (THE “PLATFORM”) IS PROVIDED “AS IS” AND “AS AVAILABLE”. THE ADMINISTRATIVE AGENT AND ITS RELATED PARTIES DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE ADMINISTRATIVE AGENT OR ITS PARTIES IN CONNECTION WITH SUCH NOTICES OR COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES HAVE ANY LIABILITY TO THE BORROWER, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF THE BORROWER’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES IS

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FOUND IN A FINAL NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH PERSON’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

SECTION 9.02. Waivers; Amendments.

(a) No Deemed Waivers; Remedies Cumulative. No failure or delay by either Agent or any Lender in exercising any right, power or remedy under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy, or any abandonment or discontinuance of steps to enforce such a right, power or remedy, preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies of the Agents and the Lenders under the Loan Documents are cumulative and are not exclusive of any rights, powers or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether either Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Amendments. Neither this Agreement, the Security Agreement or the Deed of Charge nor any provision hereof or thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by (x) in the case of this Agreement, the Borrower and the Majority Lenders or by the Borrower and the Administrative Agent with the consent of the Majority Lenders or (y) in the case of the Security Agreement or the Deed of Charge, the Borrower and the Collateral Agent with the consent of the Majority Lenders; provided that no such agreement shall:

(i) increase any Commitment of any Lender without the written consent of such Lender,

(ii) reduce the principal amount of any Loan or reduce the rate of interest thereon, or reduce any fees payable to any Lender hereunder, without the written consent of each Lender affected thereby,

(iii) postpone the scheduled date of payment of the principal amount of any Loan or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, without the written consent of each Lender affected thereby,

(iv) alter the manner in which payments or prepayments of principal, interest or other amounts hereunder shall be applied as among the Lenders or Loans, without the written consent of each Lender,

(v) release all or any material portion of the Collateral without the consent of each Lender,

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(vi) change any of the provisions of this Section or the definition of the term “Majority Lenders”, “Required Lenders” or “Supermajority Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender,

(vii) amend Section 2.04(b) or 2.13 without the written consent of each Lender, or

(viii) waive compliance by the Borrower with Section 6.10, or amend or modify Section 6.10 to facilitate compliance therewith by the Borrower, in each case without the written consent of the Required Lenders;

and provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or the Collateral Agent hereunder or under any other Loan Document to which it is a party without the prior written consent of the Administrative Agent or the Collateral Agent, as applicable.

(c) Security Documents. Without the prior consent of each Lender, the Collateral Agent shall not (except as permitted herein or in the Security Documents) release all or any material portion of the Collateral or otherwise terminate all or any material portion of the Liens under any Security Document providing for collateral security, agree to additional obligations being secured by all or any portion of the Collateral, alter the relative priorities of the obligations entitled to the benefits of the Liens created pursuant to the Security Documents with respect to all or any material portion of the Collateral, except that no such consent shall be required, and (upon receipt of written instructions from the Administrative Agent, which may be given without any further action or consent on the part of the Lenders) the Collateral Agent is hereby authorized, to release any Lien covering property that is the subject of either a disposition of property permitted hereunder (including pursuant to clause (x) of the proviso to Section 5.10(a)).

SECTION 9.03. Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses. The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Arrangers (with respect to clause (i)(x) below), the Administrative Agent, the Collateral Agent and their Affiliates, including the reasonable and documented fees, charges and disbursements of counsel for the Arrangers (with respect to clause (i)(x) below), the Administrative Agent and the Collateral Agent in connection with (x) the credit facilities provided for herein and the preparation of this Agreement and the other Loan Documents (subject to the limitations set forth in the Commitment Letter) and (y) the administration of this Agreement and the other Loan Documents as set forth in the Fee Letter and any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent or any Lender, including the fees, charges and disbursements of counsel for the Administrative Agent, the Collateral Agent or any Lender in connection with the enforcement or protection of its rights (x) under this Agreement and the other Loan Documents, including its rights under this Section, or (y) in

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connection with the Loans made hereunder, including in connection with any workout or restructuring or negotiations in respect of any workout or restructuring and (iii) all costs, expenses, taxes, assessments and other charges incurred in connection with any filing, registration, recording, perfection or release of any security interest contemplated by any Security Document or any other document referred to therein.

(b) Indemnification by the Borrower. The Borrower shall indemnify the Arrangers, the Administrative Agent, the Collateral Agent and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee by the Borrower or any third party, arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder, or in connection herewith, or the Transactions or any other transactions contemplated hereby or (ii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by any third party or the Borrower, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or its Related Parties other than its advisors.

(c) Reimbursement by Lenders. To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent or the Collateral Agent, each Lender severally agrees to pay to the Administrative Agent or the Collateral Agent, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent or the Collateral Agent in its capacity as such.

(d) Waiver of Consequential Damages, Etc. To the extent permitted by applicable law, the Borrower shall not assert, and the Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential (including lucrum cessans (lucro cesante)) or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Acquisition, the Transactions, any Loan or the use of the proceeds thereof.

(e) Payments. All amounts due under this Section shall be payable promptly after written demand therefor.

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SECTION 9.04. Successors and Assigns.

(a) Assignments Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Collateral Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may assign to one or more banks, financial institutions or other institutional lenders all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loan at the time owing to it); provided that

(i) the assignee is not a Regulation U Bank and the assignee funds the purchase price of its assignment from, and from sources, outside the United States,

(ii) the Borrower must be promptly notified of such assignment,

(iii) except in the case of an assignment to a Lender or an Affiliate of a Lender, the Administrative Agent must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed),

(iv) except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender’s Loan, the amount of the Loan of the assigning Lender subject to each such assignment shall not be less than $1,000,000 or an integral multiple in excess thereof unless the Administrative Agent otherwise consents,

(v) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement,

(vi) the parties to each such assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption (such Assignment and Assumption to be (A) electronically executed and delivered to the Administrative Agent via an electronic settlement system then acceptable to the Administrative Agent, which shall initially be the settlement system of ClearPar, LLC, or (B) manually executed and delivered together with, unless such assignment shall be to a Lender or an Affiliate of a Lender, a processing and recordation fee of $3,500),

(vii) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any applicable tax forms as may have been requested by the Borrower,

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(viii) the assignee confirms the appointment and duties of the Administrative Agent and the Collateral Agent under Article VIII,

(ix) the parties to each such assignment shall execute and deliver to each of the Agents a Spanish Assignment Agreement, notarized and apostilled as provided in paragraph (e) of this Section, and

(x) the parties to each such assignment shall, to the extent they have theretofore not delivered an Agent’s Power of Attorney, duly execute and deliver to the Collateral Agent a duly executed, notarized and apostilled Agent’s Power of Attorney.

Upon acceptance and recording pursuant to paragraph (d) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.08, 2.09, 2.10 and 9.03 and shall continue to be obligated pursuant to Section 9.14). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (f) of this Section.

(c) Maintenance of Register by the Administrative Agent. The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices outside the United States a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loan owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Effectiveness of Assignments. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire and applicable tax forms, if any, requested by the Borrower (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section (if required) and any written consents to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption, record the information contained therein in the Register and notify the Borrower thereof in writing. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

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(e) Notarization of Spanish Assignment Agreement. Any assigning Lender and the applicable assignee shall notarize the applicable Spanish Assignment Agreement and provide each Agent with a copy of such Spanish Assignment Agreement to the extent such Agent is not a party thereto. If either Agent so requests, the notarization provided for above shall be carried out in Spain. The obligation of each assigning Lender set forth in this paragraph shall survive the assignment in full by the assigning Lender of all of its rights and obligations under this Agreement. If any Spanish Assignment Agreement is not duly notarized pursuant to this paragraph, (i) the Administrative Agent or the Collateral Agent, as applicable, may determine at any time not to enforce this Agreement or any of the Spanish Security Documents with respect to the rights and obligations assigned pursuant to such Spanish Assignment Agreement (in which case the applicable Agent will notify the parties of such Spanish Assignment Agreement); and (ii) the rights and obligations assigned pursuant to such Spanish Assignment Agreement shall not be taken into account for the purposes of the second paragraph of Article VIII.

(f) Participations. Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loan owing to it); provided that (i) such Lender’s obligations under this Agreement and the other Loan Documents shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Administrative Agent, the Collateral Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and the other Loan Documents, (iv) the Participant is not a Regulation U Bank or the participation is entered into on the Closing Date between a Lender and a Participant that is an Affiliate of such Lender and such Participation does not result in a violation of Regulation U of the Board and (v) the Participant funds the purchase price of its participation from, and from sources, outside the United States. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clause (i), (ii), (iii) or (v) of the first proviso to Section 9.02(b) that affects such Participant. The Borrower agrees that each Participant shall, unless otherwise agreed by such Participant and the applicable Lender in the agreement or instrument pursuant to which such Lender sells such a participation to such Participant, be entitled to the benefits of Sections 2.08, 2.09 and 2.10 (subject to such Participant agreeing to be bound by the requirements of those Sections) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section, provided that a Participant shall not be entitled to receive any greater payment under Sections 2.08, 2.09 or 2.10 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent.

(g) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such assignee for such Lender as a party hereto.

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(h) No Assignments to the Borrower or Affiliates. Anything in this Section to the contrary notwithstanding, no Lender may assign or participate any interest in its Loan to the Borrower or any of its Affiliates without the prior consent of each Lender.

(i) Assignment of the Spanish Security Documents. The rights of an assigning Lender under any Spanish Security Document to which such assigning Lender is a party shall be deemed to be assigned to an assignee of such assigning Lender from the date of effectiveness of, and to the extent agreed pursuant to, the applicable assignment of rights and obligations under this Agreement.

SECTION 9.05. Survival. All covenants, agreements, representations and warranties made by the Borrower and Holdings in the Loan Documents to which it is a party and in the certificates or other instruments delivered pursuant to or, on and after the date hereof, in connection with, such Loan Documents shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Collateral Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid. The provisions of Sections 2.08, 2.09, 2.10, 9.03 and 9.14(b) and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans or the termination of this Agreement or any provision hereof.

SECTION 9.06. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents, the Fee Letter and any separate letter agreements with respect to fees payable to the Collateral Agent or amounts payable by the Borrower to any Lender or Participant constitute the entire contract between and among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article IV, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page to this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

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SECTION 9.08. Right of Setoff. Upon the occurrence and during the continuance of any Event of Default, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. Each Lender agrees promptly to notify the Borrower after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of set-off) that such Lender may have.

SECTION 9.09. Governing Law; Jurisdiction; Etc.

(a) Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) Submission to Jurisdiction in U.S. Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent, the Collateral Agent or any Lender may otherwise have to bring any suit, action or proceeding relating to this Agreement against the Borrower or its properties in the courts of any jurisdiction.

(c) Enforcement and Submission to Jurisdiction in Spain. Without prejudice of paragraph (b) above, each Agent and/or the Majority Lenders may at their sole discretion and at any time decide to enforce this Agreement or any other Loan Document in Spain. If this decision is taken, it shall be understood that each party hereby has irrevocably and unconditionally submitted for itself and its property to the nonexclusive jurisdiction of:

(i) the courts of the City of Madrid (Spain), or

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(ii) if either Agent and/or the Majority of Lenders so decides, of the courts of the place in which the Borrower has from time to time its registered address in accordance with the Commercial Registry (Registro Mercantil), in any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in such jurisdiction.

(d) Waiver of Venue. Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents in any court referred to in the first sentence of paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

(e) Process Agent. The Borrower irrevocably appoints CT Corporation System (the “Process Agent”), with an office on the date hereof at 111 Eighth Avenue, New York, New York 10011, as its agent and true and lawful attorney-in-fact in its name, place and stead to accept on behalf of the Borrower and its property and revenues service of copies of the summons and complaint and any other process which may be served in any suit, action or proceeding brought in the State of New York arising out of or relating to this Agreement or any of the other Loan Documents, and the Borrower agrees that the failure of the Process Agent to give any notice of any such service of process to the Borrower shall not impair or affect the validity of such service or, to the extent permitted by applicable law, the enforcement of any judgment based thereon.

(f) Alternative Process. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11. Waiver of Immunity. To the extent that the Borrower may be or become entitled to claim for itself or its property or revenues any immunity on the ground of

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sovereignty or the like from suit, court jurisdiction, attachment prior to judgment, attachment in aid of execution of a judgment or execution of a judgment, and to the extent that in any such jurisdiction there may be attributed such an immunity (whether or not claimed), the Borrower hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity with respect to its obligations under this Agreement and the other Loan Documents.

SECTION 9.12. Judgment Currency. This is an international loan transaction in which the specification of Dollars and payment in London, England, is of the essence, and the obligations of the Borrower under this Agreement and the other Loan Documents to each Lender or either Agent (in this Section 9.12 called an “Entitled Person”) to make payment in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency or in another place except to the extent that on the Business Day following receipt of any sum adjudged to be so due in the judgment currency such Entitled Person may in accordance with normal banking procedures purchase, and transfer to London, England, Dollars in the amount originally due to such Entitled Person with the judgment currency. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in Dollars into another currency (in this Section 9.12 called the “judgment currency”), the rate of exchange that shall be applied shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase such Dollars in London, England, with the judgment currency on the Business Day immediately preceding the day on which such judgment is rendered. The Borrower hereby, as a separate obligation and notwithstanding any such judgment, agrees to indemnify such Entitled Person against, and to pay each Entitled Person on demand, in Dollars, the amount (if any) by which the sum originally due to such Entitled Person in Dollars hereunder exceeds the amount of the Dollars purchased and transferred as aforesaid.

SECTION 9.13. Headings. Article and Section headings and the Table of Contents appearing herein are included solely for convenience of reference, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.14. Treatment of Certain Information; Confidentiality.

(a) Treatment of Certain Information. The Borrower acknowledges that from time to time financial advisory, investment banking and other services may be offered or provided to the Borrower or one or more of its Subsidiaries (in connection with this Agreement or otherwise) by any Lender or by one or more Subsidiaries or Affiliates of such Lender and the Borrower hereby authorizes each Lender to share any information delivered to such Lender by the Borrower pursuant to this Agreement, or in connection with the decision of such Lender to enter into this Agreement, to any such Subsidiary or Affiliate, it being understood that any such subsidiary or Affiliate receiving such information shall be bound by the provisions of paragraph (b) of this Section as if it were a Lender hereunder and that such Subsidiary or Affiliate shall be entitled to use such information solely in connection with the offer or provision of such financial advisory, investment banking or other services to the Borrower or its Subsidiaries. Such authorization shall survive the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

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(b) Confidentiality. Each of the Administrative Agent, the Collateral Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors on a need-to-know basis (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority having jurisdiction over such Person, (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; provided that the Administrative Agent, the Collateral Agent or such Lender, unless prohibited by applicable law, shall use reasonable efforts to notify the Borrower in advance of any disclosure pursuant to this clause (iii) on the understanding that none of the Administrative Agent, the Collateral Agent or any Lender shall incur any liability for failure to give such notice, (iv) to any other party to this Agreement, (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this paragraph, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (B) any actual or prospective counterparty (or its advisors) to any Hedging Agreement, credit default swap, total return swap or other derivative transaction relating to the Borrower and its obligations or (C) any actual or prospective counterparty (or its advisors) to any insurance agreement protecting against risk relating to the Borrower and its obligations, (vii) with the prior written consent of the Borrower or (viii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this paragraph or (B) becomes available to the Administrative Agent, the Collateral Agent or any Lender on a nonconfidential basis from a source other than the Borrower. For the purposes of this paragraph, “Information” means all information received from the Borrower or its accountants, in each case relating to the Borrower or its business, other than any such information that is available to the Administrative Agent, the Collateral Agent or any Lender on a nonconfidential basis prior to disclosure by the Borrower. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(c) Public-Side Lender Information. The Borrower and each Lender acknowledge that certain of the Lenders may be “public-side” Lenders (Lenders that do not wish to receive material non-public information with respect to the Borrower or its securities) and, if documents or notices required to be delivered pursuant to this Agreement or any of the other Loan Documents are being distributed through the Platform (as defined in Section 9.01(b)), any document or notice that the Borrower has indicated contains non-public Information shall not be posted on that portion of the Platform designated for such public-side Lenders. The Borrower agrees to designate all Information provided to the Administrative Agent by or on behalf of the Borrower which is suitable to make available to public-side Lenders. If the Borrower has not indicated whether a document or notice delivered pursuant to this Agreement or any of the other Loan Documents contains non-public Information, the Administrative Agent reserves the right to post such document or notice solely on that portion of the Platform designated for Lenders who wish to receive material non-public information with respect to the Borrower and its securities.

Credit Agreement

SECTION 9.15. No Fiduciary Duty. Each Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the “Lender Parties”), may have economic interests that conflict with those of the Borrower. The Borrower agrees that nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Lender Parties and the Borrower, its stockholders or its affiliates. You acknowledge and agree that (i) the transactions contemplated by the Loan Documents are arm’s-length commercial transactions between the Lender Parties, on the one hand, and the Borrower, on the other, (ii) in connection therewith and with the process leading to such transaction each of the Lender Parties is acting solely as a principal and not the agent or fiduciary of the Borrower, its management, stockholders, creditors or any other person, (iii) no Lender Party (except in respect of any merger and acquisition advice provided to the Borrower by Credit Suisse International or its Affiliates) has assumed an advisory or fiduciary responsibility in favor of the Borrower with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Lender Party has advised or is currently advising the Borrower on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Loan Documents and (iv) the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate. The Borrower further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Lender Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transaction or the process leading thereto.

[SIGNATURE PAGES FOLLOW]

Credit Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Credit Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PETERSEN ENERGÍA, S.A.

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Name:
Title:

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AGENTS

CREDIT SUISSE, LONDON BRANCH, as Administrative Agent

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HSBC BANK PLC, as Collateral Agent

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LENDERS

CREDIT SUISSE INTERNATIONAL

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GOLDMAN SACHS INTERNATIONAL BANK

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BNP PARIBAS

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BANCO ITAÚ EUROPA S.A. – SUCURSAL FINANCEIRA EXTERIOR

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SCHEDULE I

COMMITMENTS

Name of Lender	Commitment
Credit Suisse International	$601,000,000
Goldman Sachs International Bank	$100,000,000
BNP Paribas	$175,000,000
Banco Itaú Europa S.A. – Sucursal Financeira Exterior	$150,000,000

TOTAL	$1,026,000,000

Credit Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 21st, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer